SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
MARCH 15, 2006
AngloGold Ashanti Limited
_
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:
Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures: ANGLOGOLD ASHANTI 2005 ANNUAL REPORT PREPARED IN ACCORDANCE
WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

05
Annual
Report

The AngloGold Ashanti Limited (AngloGold
Ashanti) Annual Report 2005 presents the operat-
ing and financial results for the period 1 January
2005 to 31 December 2005. They have been pre-
pared in accordance with International Financial
Reporting Standards, the South African
Companies Act No. 61 of 1973 and the Listings
Requirements of the JSE Limited (JSE). The
guidelines of the King Report on Corporate
Governance, 2002 have also been taken into
account. The Annual Report is submitted to the
JSE as well as to the London, New York, Ghana
and Australian stock exchanges and the Paris and
Brussels bourses. It is also submitted to the
US Securities and Exchange Commission (SEC)
on a Form 6-K.
Mineral Resources and Ore Reserves are reported
in accordance with the South African Code for
Reporting of Mineral Reserves and Resources
(SAMREC 2000) and the Australasian Code for
Reporting of Exploration Results, Mineral
Resources and Ore Reserves (JORC 2004).
Competent persons in terms of all these codes
have prepared, reviewed and confirmed the
Mineral Resources and Ore Reserves as reported
in this publication. The Annual Report 2005 con-
tains a summary of the Mineral Resources and Ore
Reserves. A more detailed breakdown that
includes tables and graphs is available separately
in a supplementary document.
AngloGold Ashanti has for the third consecutive
year produced a Report To Society in conjunction
with the Annual Report to ensure a comprehen-
sive understanding of all aspects of the group.
The Report to Society seeks to explain and
assess the economic, social and environmental
aspects of the business.
Both the Annual Report 2005 and the Report to
Society 2005 are available online on the corporate
website at www.AngloGoldAshanti.com, as is the
supplementary document on group Mineral
Resources and Ore Reserves. These documents are
also available on CD or in a printed version, and can
be requested from the contacts listed at the end of
this report.
In addition, AngloGold Ashanti prepares an Annual
Report on Form 20-F which complies with the
accounting principles generally accepted in the
United States. The Form 20-F must be filed with the
Securities and Exchange Commission in the United
States by no later then 30 June 2006 and will be
available on the corporate website and can be
requested from the contacts listed at the end of
this report.
Scope of the report
Throughout this document, dollar or $ refers to US dollars, unless otherwise stated.

Key features 2005 2
Letter from the chairman and
chief executive officer
4
AngloGold Ashanti at a glance –
corporate profile
6
Performance review 8
Operations at a glance – summary 10
Summarised group financial results 12
Summarised group operating results 15
Non-GAAP disclosure 16
One-year forecast – 2006 21
Group value-added statement 22
Directors and executive management 23
Group information 27
Business overview
The gold market 34
Financial review 38
Review of operations 43
Global exploration 79
Mineral Resources and Ore Reserves 83
Corporate governance 87
Risk management 97
Directors’ approval 111
Secretary’s certificate 111
Independent auditors’ report 112
Remuneration report 113
Directors’ report 118
Annual financial statements – contents 127
Group financial statements 128
Company financial statements 220
Investment in principal subsidiaries
and joint venture interests
246
Glossary of terms 247
The process of producing gold
and rehabilitation
252
Research and development 254
Rights to mine and title to properties 256
Shareholders’ information 264
Administrative information 268
Contents
1
Forward-looking statements
Certain statements contained in this document
including, without limitation, those concerning the
economic outlook for the gold mining industry,
expectations regarding gold prices, production,
total cash costs and other operating results,
growth prospects and the outlook of AngloGold
Ashanti’s operations, including the completion and
commencement of commercial operations of
certain of AngloGold Ashanti’s exploration and
production projects, its liquidity and capital
resources and expenditure, contain certain
forward-looking statements regarding AngloGold
Ashanti’s operations, economic performance and
financial condition. Although AngloGold Ashanti
believes that the expectations reflected in such
forward-looking statements are reasonable, no
assurance can be given that such expectations will
prove to have been correct. Accordingly, results
could differ materially from those set out in the
forward-looking statements as a result of, among
other factors, changes in economic and market
conditions, success of business and operating
initiatives, changes in the regulatory environment
and other government actions, fluctuations in gold
prices and exchange rates, and business and
operational risk management. For a discussion on
such factors, refer to the risk management section
of this Annual Report.
AngloGold Ashanti undertakes no obligation to
update publicly or release any revisions to these
forward-looking statements to reflect events or
circumstances after the date of the Annual Report
to reflect the occurrence of unanticipated events.
All subsequent written or oral forward-looking
statements attributable to AngloGold Ashanti or
any person acting on its behalf are qualified by the
cautionary statements herein.

•
2005 average dollar gold spot price of $445 per
ounce, 9% higher than 2004.
•
2005 received gold price increased by 11% to
$439 per ounce.
•
Adjusted gross profit up by 6% to $469 million.
•
Capital expenditure up by 23% to $722 million.
•
Adjusted headline earnings down by
26% to $200 million.
•
Total dividend for the year of R2.32 per share,
or $0.36 per ADS.
KEY FEATURES 2005
Financial

KEY FEATURES 2005
Operational

•
Gold production up 6% to 6.2 million ounces
reflecting the inclusion of the full year’s production
from the former Ashanti mines.
•
Total cash costs rose 6% to $281 per ounce mainly
due to inflation and strong operating currencies.
•
Ore Reserves down 20% to 63 million ounces and
Mineral Resources 19% lower at 176 million ounces
as at the end of December 2005.

The year ended 31 December 2005 saw a 6%
production increase to 6.2 million ounces. This
was largely attributable to the inclusion of a full
year’s production from the former Ashanti assets,
in addition to an outstanding performance from
Sunrise Dam in Australia in the first half of the
year, and significant improvements at Morila in
Mali and Mponeng in South Africa. Certain key
assets, namely Obuasi in Ghana, Geita in
Tanzania and Sunrise Dam in Australia, finished
the year with anticipated lower grades. Plans are
in place to move these operations toward optimal
operational and cost levels, which should begin to
be evident by the middle of 2006.
Earlier in the year, AngloGold Ashanti responded
to the ongoing cost pressures associated with the
rising costs of key mining inputs and the strength
of our local operating currencies by implementing
a stringent savings programme designed to
eliminate $110 million in costs by the end of 2005.
Pleasingly, the total savings realised from these
initiatives was $160 million, well in excess of our
target, which helped to limit cash cost escalation
and resulted in a year-end total cash cost for the
group of $281 per ounce.
AngloGold Ashanti endorses the need for the
stringent accounting requirements imposed by
various accounting authorities responsible for
setting standards with the aim of transparency and
international comparability. However, for observers
not familiar with complex accounting detail, these
requirements often have the result of potentially
distorting reported performance. The table on
pages 16 to 20 of this report is presented to assist
shareholders to better understand our results.
Thus the substantial decline in operating profit
from $102 million in 2004 to a loss of $36 million
and a net loss of $160 million for 2005 must be
seen in the light of the accounting treatment of
hedging and the convertible bond. Adjusted
headline earnings for 2005 amounted to
$200 million.
A dividend of 62 South African cents (10 US cents)
per share has been declared for the six months
ended 31 December 2005. This represents a
similar percentage payout to adjusted headline
earnings, as was announced at the mid-year
declaration, resulting in a total dividend for the year
of 232 South African cents (36 US cents) per
share. Given that the group is in a very high capital
expenditure phase, we will continue to manage our
approach to the dividend and capital allocation on
the basis of prudent financial management.
Investor and speculator interest in gold led to the
price reaching a 25-year high of $567 per ounce
in January this year, with an annual average for
2005 of $445 per ounce, 9% higher than in 2004.
The price continued to hold later in the year,
despite a stronger dollar. AngloGold Ashanti
continues to take a positive view of the gold price
and, consequently, will continue to deliver into
maturing forward sales contracts and to increase
the proportion of our production which is exposed
to the higher price for our product.
On 2 August, the company received notice from
the South African Department of Minerals and
Energy that it had been granted its application for
new order mining rights in terms of the Mineral
and Petroleum Resources Development Act. This
development represented the culmination of a
long but constructive engagement with
government, in which AngloGold Ashanti sought
to ensure that both the spirit and letter of the
Mining Charter was fulfilled, bringing certainty to
shareholders and offering employees and the
communities in which we operate new
opportunities for sharing in the wealth creation of
our group. The creation of an Employee Share
Ownership Programme is under consideration
and is being discussed with employee groups.
We deeply regret that 25 employees lost their
lives in workplace accidents during 2005. The
safety of employees on all of our operations
remains a very significant focus of management
attention and resources on all of AngloGold
Ashanti’s operations and particularly in the more
hazardous deep-level mines in South Africa. We
are pleased to note, however, that the group’s
fatal injury frequency rate (FIFR) improved by 26%
to 0.14 per million man hours worked, a 64%
improvement since the group was established in
its current form in 1998. It is noteworthy that
AngloGold Ashanti’s FIFR now compares
favourably to those recorded in the mining
industries of the United States, Canada and
Australia. Management continues both to explore
technical solutions to mining risks and to promote
employee behaviour designed to improve
workplace safety.
Letter from the chairman and chief executive officer

The group’s South Africa region continues to make
good progress in the campaign against HIV and
AIDS, in respect of both prevention and treatment.
During the year, health care staff conducted more
than 10,000 voluntary counselling sessions with
employees – 32% of our South African employees
attended voluntary counselling clinics during the year,
compared to 10% in 2004. This improvement is
ascribed, at least in part, to the success of the mines’
peer educator programme, which produced 265 new
peer trainers during 2005. Some 3,200 patients are
currently enrolled in treatment programmes and there
are 934 who are currently on anti-retroviral therapy.
More than 80% of patients who have been part of a
treatment programme have returned to work.
Shareholders will be aware of the announcement in
October 2005 by Anglo American plc and confirmed
in a subsequent statement in February this year that
it intended to reduce its shareholding in AngloGold
Ashanti, retaining a significant shareholding in the
medium term, in order to give this group greater
flexibility to pursue its strategic agenda. This agenda
is focused on improving the efficiency of existing
operations, seeking new orebodies in under-explored
gold regions of the world and seeking value-adding
merger and acquisition opportunities. The group’s
growth strategy is particularly crucial at a time in the
gold industry when the search for new gold
production and access to additional ounces is
paramount for all producers, as witnessed in the
recent further consolidation in the gold industry.
Despite this growth imperative, however, AngloGold
Ashanti will not pursue the acquisition of ounces at
the expense of shareholder value.
In this regard, our participation in the Boddington
Expansion Project in Western Australia has received
the approval of the board. Boddington, on a 100%
basis, has project resources of 24.5 million ounces of
gold and 1,040kt of copper, with reserves of
17.1 million ounces of gold and 658kt of copper. In
respect of our 33.33% interest, we are looking at a
current project life of more than 15 years with gold
production of approximately 330,000 ounces per
year and at a projected real cash cost of $209 per
ounce for the first five years.
Looking ahead to the rest of 2006, we are
expecting a modest production decline to between
5.9 million ounces and 6.1 million ounces, partly as
a consequence of reduced production at Bibiani in
Ghana and Savuka in South Africa. However,
production is forecast to increase by six to eight
per cent in 2007, as new projects, expansion
programmes and anticipated grade improvements
begin to have their expected effects.
We are pleased to welcome Reginald Bannerman
who has joined the board recently. A Ghanaian
lawyer who has spent more than 48 years in law
practice, Reginald has a wealth of experience from
which we can benefit.
Finally, we must note that Kelvin Williams retires
from the board in May this year, after a long and
distinguished career with AngloGold Ashanti and
the Anglo American group of companies. Kelvin is
widely regarded as a global authority on the gold
market and gold hedging. His contribution to the
company and the group is appreciated and will be
missed. Kelvin’s hedging responsibilities will be
assumed by Mark Lynam, the AngloGold Ashanti
treasurer, and his marketing activities by Thero
Setiloane, who is presently also the chairman of
Rand Refinery.
Russell Edey Bobby Godsell
Chairman Chief executive officer
28 February 2006
LETTER FROM THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Corporate profile
ANGLOGOLD ASHANTI AT A GLANCE

AngloGold Ashanti, one of the world’s leading
gold mining companies, has 21 operations in
10 countries on four continents. Its portfolio
includes long-life, relatively low-cost assets and
differing orebody types in key gold-producing
regions around the globe. Activities range from
deep-level hard-rock mining to open-pit mining,
and include exploration, both brownfields and
greenfields as well as research and development.
AngloGold Ashanti was established in April 2004
following the business combination of AngloGold
Limited, a South African gold mining company, and
Ashanti Goldfields Company Limited, a Ghanaian
gold mining company. The business combination of
two of Africa’s leading gold mining companies was in
line with the group’s strategy of achieving geographic
and orebody diversity, and resulted in an increased
portfolio of shallow, low-cost surface mines.
Countries in which AngloGold Ashanti has
operations are: South Africa, Argentina, Australia,
Brazil, Ghana, Guinea, Mali, Namibia, Tanzania
and the United States.
In 2005, total gold production increased by 6% to
6.2 million ounces, of which 2.7 million ounces
(43%) came from deep-level hard-rock operations
in South Africa and the balance of 3.5 million
ounces (57%) from the shallower and surface
operations.
The group conducts extensive exploration
activities in countries as diverse as the United
States (Alaska) in North America, Colombia in
South America, the Democratic Republic of
Congo (DRC) in Africa, and Mongolia, Russia and
China in Asia.

ANGLOGOLD ASHANTI AT A GLANCE –
CORPORATE PROFILE

Corporate highlights
•
Production of 6.2 million ounces of gold in 2005
– an increase of 6% on production in 2004
•
Capital expenditure of $722 million, primarily
in South Africa, at Mponeng and TauTona
and on the development of Moab Khotsong,
at Obuasi in Ghana, at AngloGold Ashanti
Mineração in Brazil, Geita in Tanzania and at
the Australian operation, Sunrise Dam
•
As at 31 December 2005, Proved and
Probable Ore Reserves of 63 million ounces
and total Mineral Resources inclusive of Ore
Reserves of 176 million ounces
•
More than 60,000 people, including
contractors, employed around the globe
Shareholder information
With its headquarters in Johannesburg, South
Africa, AngloGold Ashanti has its primary listing in
Johannesburg on the JSE (ANG). It is also listed
on the following securities exchanges: New York
(AU), London (AGD), Australia (AGG) and Ghana
(AGA) as well as Euronext Paris (VA) and Euronext
Brussels (ANG).

PERFORMANCE REVIEW
for the year ended 31 December

Attributable
production (000 oz)
Gold income
($m)
Capital expenditure
($m)
REST OF AFRICA
USA
SOUTH AMERICA
AUSTRALIA
SOUTH AFRICA

PERFORMANCE REVIEW
for the year ended 31 December

Annual production
(000oz)
•
The operations here are divided into two regions, West Wits and Vaal River, which together have seven mines, namely Great Noligwa, Kopanang, Moab Khotsong, Mponeng, Savuka, Tau Lekoa and TauTona.
•
As at 31 December 2005, Ore Reserves for these operations totalled 26.8 million ounces of gold –
42% of group reserves.
•
Combined, these mines employed some 42,500 people and produced 2,676,000 ounces of gold in 2005, equivalent to 43% of total group output.
•
The South African operations contributed $230 million – 49% – to group adjusted gross profit.
•
Capital expenditure for the year totalled $347 million.
•
This region includes the mining operations in Ghana (Obuasi, Bibiani, Iduapriem), Guinea (Siguiri), Mali
(Morila, Sadiola, Yatela), Namibia (Navachab) and Tanzania (Geita).
•
As at 31 December 2005, Ore Reserves for all these operations totalled 23.2 million ounces of gold –
37% of group reserves.
•
Combined, these mines employed some 16,200 people and produced 2,148,000 ounces of gold in 2005, equivalent to 35% of total group output.
•
The operations in Africa (outside of South Africa) contributed $74 million – 16% – to group adjusted gross profit.
•
Capital expenditure for the year totalled $221 million.
•
The one mining operation here is Cripple Creek & Victor (CC&V) in the state of Colorado.
•
As at 31 December 2005, Ore Reserves at CC&V totalled 3.3 million ounces of gold – 5% of group reserves.
•
This operation employed some 390 people and produced 330,000 ounces of gold in 2005, equivalent to
5% of total group output.
•
This operation contributed $17 million – 5% – to group adjusted gross profit.
•
Capital expenditure for the year totalled $8 million.
•
The mining operations here are located in Brazil (AngloGold Ashanti Mineração and Serra Grande) and
Argentina (Cerro Vanguardia).
•
As at 31 December 2005, Ore Reserves in Brazil and Argentina totalled 4.2 million ounces of gold –
7% of group reserves.
•
Combined, these mines employed some 4,400 people and produced 557,000 ounces of gold in 2005, equivalent to 9% of total group output.
•
The operations together contributed $118 million – 25% – to group adjusted gross profit.
•
Capital expenditure for the year totalled $100 million.
•
The mining operation here is Sunrise Dam in the state of Western Australia; another operation, Boddington also in Western Australia, is currently on care and maintenance.
•
As at 31 December 2005, Ore Reserves totalled 5.6 million ounces of gold – 9% of group reserves.
•
Sunrise Dam employed some 375 people and produced 455,000 ounces of gold in 2005, equivalent to
8% of total group output.
•
This operation contributed $46 million – 10% – to group adjusted gross profit.
•
Capital expenditure, at both Sunrise Dam and Boddington for the year totalled $38 million.

OPERATIONS AT A GLANCE
for the year ended 31 December
Summary
10
Attributable
Attributable
Total
adjusted gross
cash gross
cash costs
profit (loss)
profit (loss)
(1)
($/oz)
($m)
($m)
Page
Operation
2005
2004
2003
2005
2004
2003
2005
2004
2003
number
South Africa
Vaal River
 49
Great Noligwa
264
231             193              87
118            121             120
134            131               50
Kopanang
277
281             223             54
46              46              74
60             53               50
Tau Lekoa
410
370             263            (14)
(6)             15                9
10             25               51
Surface operations
287
250             200             16
19
20
16
19             20
Moab Khotsong
(2)
–
–               –                –
–              –                –
–              –
51
West Wits
46
Mponeng
279
322             221             49
11             39              86
37             57               47
Savuka
430
455             411             (8)
(18)           (21)             (1)
(10)          (20)               47
TauTona
256
245             171             44
58            100             95
92           107
47
Surface operations
–
–            255
–
–              –                –
–              –
Argentina
Cerro Vanguardia (92.5%)
171
156           143                31
30             23               52
54             47               54
Australia
Sunrise Dam
269
260           228                46
62             29               78
88             52                55
Union Reefs
–
–           272
–
(1)             4                 –
(1)
4                57
Brazil
AngloGold Ashanti
Mineração
169
133           141                48
45             37                61
58              49              58
Serra Grande (50%)
158
134           109                22
18             19                26
22              24              60
Ghana
Bibiani
(3)
305
251              –
(10)
(2)             –                  3
8                –
63
Iduapriem (85%)
(3)
348
303              –                (2)
(5)             –                  9
4                –
65
Obuasi
(3)
345
305              –
(16)
(15)             –                26
5                –
62
Guinea
Siguiri (85%)
(3)
301
443              –
12
(14)             –               33
(13)              –              66
Mali
Morila (40%)
191
184
108
39
25
53
65
40
75
71
Sadiola (38%)
265
242
210
20
16
16
32
26
27
68
Yatela (40%)
263
255
235
11
8
3
18
14
11
70
Namibia
Navachab
321
348           274
10
1
7
17
4
8
72
Tanzania
Geita
(4)
298
250           183
9
23
34
47
58
46
74
USA
Cripple Creek & Victor
230
220           199
17
7
8
57
47
45
76
Jerritt Canyon (70%)
(5)
–
–           270
–
–              (5)
–
–               5
78
Zimbabwe
Freda-Rebecca
(3) (6)
–
417              –                 –
(1)
–
–
–
–
78
(1) Adjusted gross profit (loss) plus amortisation of tangible and intangible assets, less non-cash revenues.
(2) All income and expenses will be capitalised until commercial production is reached.
(3) Interest acquired 26 April 2004 with reporting from 1 May 2004.
(4) 50% holding to 26 April 2004 and 100% from this date.
(5) Jerritt Canyon Joint Venture was sold effective 30 June 2003.
(6) Freda-Rebecca was sold effective 1 September 2004.

OPERATIONS AT A GLANCE
for the year ended 31 December

Summary
Attributable
Average
Attributable
tonnes
grade
gold
treated/milled
recovered
production
(Mt)
(g/t)
(000oz)
Page
Operation
2005
2004
2003
2005
2004
2003
2005
2004
2003
number
South Africa
2,676
2,857
3,078
Vaal River
49
Great Noligwa
2.3
2.4             2.4
9.30
10.38          10.57            693
795            812              50
Kopanang
2.0
2.0             2.2
7.38
7.37           7.07             482
486            497              50
Tau Lekoa
2.1
2.4             2.4
3.96
3.87           4.24             265
293            322              51
Surface operations
5.8
6.1             5.9
0.51
0.60
0.61
95
119            114
Moab Khotsong
(1)
–
–               –               –
–              –                 –
–              –
51
West Wits
46
Mponeng
1.7
1.7             1.7
9.15
8.14           8.96             512
438            499              47
Savuka
0.6
0.8             1.0
6.80
6.19           5.81             126
158            187              47
TauTona
1.6
1.6             1.7
9.62
10.88         12.09             502
568            646              47
Surface operations
–
–               –               –
–          0.88
–
–               1
Argentina
211
211
209
Cerro Vanguardia (92.5%)
0.9
0.9             0.9
7.70
7.60           7.15            211
211            209              54
Australia
455
410
432
Sunrise Dam
3.6
3.7             3.6
3.68
3.46           3.12            455
410            358              55
Union Reefs
(2)
–
–             2.0              –
–          1.12
–
–            74               57
Brazil
346
334
323
AngloGold Ashanti
Mineração
(3)
1.3
1.0             1.1
7.27
7.85           7.22            250
240            228              58
Serra Grande (50%)
0.4
0.4             0.4
7.93
7.80           7.88              96
94              95             60
Ghana
680
485
–
Bibiani
(4) (6)
2.4
1.7               –
1.45
1.93              –
115
105                –
63
Iduapriem (85%)
(4) (6)
3.2
2.2               –
1.71
1.72              –
174
125                –
65
Obuasi
(3) (6)
4.7
2.6               –
4.77
5.27              –
391
255                –
62
Guinea
246
83
–
Siguiri (85%)
(5) (6)
5.8
2.6               –
1.21
1.10              –
246
83                –
66
Mali
528
475
577
Morila (40%)
1.5
1.4
1.3
5.41
4.44
7.56
262
204
318
71
Sadiola (38%)
1.9
2.0
1.9
2.73
2.77
2.77
168
174
172
68
Yatela (40%)
(7)
1.3
1.1
1.0
2.99
3.41
2.84
98
97
87
70
Namibia
81
67
73
Navachab
1.2
1.3             1.3
2.05
1.59
1.75
81
67
73
72
Tanzania
613
570
331
Geita
(8)
6.1
4.7             2.9
3.14
3.74
3.60
613
570
331
74
USA
330
329
390
Cripple Creek & Victor
(7)
19.2
18.2            17.1
0.62
0.61
0.67
330
329
283
76
Jerritt Canyon (70%)
(9)
–
–             0.5
–
–           7.15
–
–            107
78
Zimbabwe
–
9
–
Freda-Rebecca
(6) (10)
–
0.1               –                –
1.66
–
–
9
–
78
(1) Attributable production at Moab Khotsong yielded 29,862 ounces which was capitalised against pre-production costs.
(2) Union Reefs ceased production in February 2004.
(3) The yield of AngloGold Ashanti Mineração and Obuasi represents underground operations.
(4) The yield of Bibiani and Iduapriem represents open-pit operations.
(5) The yield of Siguiri arises from the open pit operation in 2005 and the heap leach operation in 2004.
(6) Interest acquired 26 April 2004 with reporting from 1 May 2004.
(7) The yield of Yatela and Cripple Creek & Victor Joint Venture reflects recoverable gold placed/tonnes placed.
(8) 50% holding to 26 April 2004 and 100% from this date.
(9) Jerritt Canyon Joint Venture was sold effective 30 June 2003.
(10) Freda-Rebecca was sold effective 1 September 2004.

SUMMARISED GROUP FINANCIAL RESULTS
for the year ended 31 December
Financial results
12
Dollar million
2005
2004
(1)
2003
2002
2001
Income statement
Gold income
2,629
2,309                2,029               1,761              2,041
Cost of sales
(2,311)
(1,924)
(1,526)
(1,203)
(1,519)
Non-hedge derivative (loss) gain
(2)
(135)
(142)
119                    92                   (5)
Gross profit
183
243
622
650
517
Corporate administration and other expenses
(64)
(51)
(36)
(25)
(22)
Market development costs
(13)
(15)
(19)
(17)
(16)
Exploration costs
(45)
(44)
(38)
(28)
(26)
Amortisation of intangible assets
–
(31)
(29)
(28)
(29)
Other net operating expenses
(20)
(12)
(14)
(8)
(10)
Operating special items
(77)
12                     (8)
(23)
1
Operating (loss) profit
(36)
102                    478                  521                415
Interest received
25
49                      42                   39                  25
Exchange (loss) gain
(5)
4                     (3)                   (4)
(2)
Fair value adjustment on option component of convertible bond
(32)
27
–
–
–
Finance costs and unwinding of decommissioning and
restoration obligations
(108)
(87)
(53)
(48)
(75)
Fair value (loss) gain on interest rate swaps
(1)
2
6                      –                   –
Share of associates (loss) profit
(3)
–
2
4
1
(Loss) profit before taxation
(160)
97                  472                   512                364
Taxation
36
41                 (142)
(165)
(111)
(Loss) profit after taxation from continuing operations
(124)
138
330                  347                 253
Discontinued operations
Loss for the year from discontinued operations
(36)
(11)
–
–
–
(Loss) profit for the year
(160)
127
330
347
253
Allocated as follows
Equity shareholders of the parent
(183)
108                  312                 332                 245
Minority interest
23
19                    18                  15                     8
(160)
127                  330                 347                 253
Other financial data
Adjusted gross profit
(3)
$m
469
441
559                 638                  527
Cash gross profit
(4)
$m
954
793
791                 883                  747
Headline (loss) earnings
$m
(98)
141
318                 376                  281
Adjusted headline earnings
$m
200
271
282                 368                  286
Adjusted gross margin
%
17
19
27                   35                   26
Cash gross margin
%
34
34
38                   48                   37
EBITDA
(5)
$m
818
700
667
802
684
EBITDA margin
%
29
30
32                   44                   33
Interest cover
(6)
times
7
7
13                   17                     9
(Loss) earnings per ordinary share (cents)
Basic
US cents
(69)
43
140                 150                 114
Diluted
US cents
(69)
43
139                 149                 114
Headline                                                     US
cents
(37)
56
143                 169                 131
Headline earnings adjusted for the effect
of unrealised non-hedge derivatives, fair
value gain (loss) on convertible bond
and interest rate swap
US cents
76
108
127                 166                 133
Dividends declared per ordinary share
US cents
36
56
101                 146                  87
Weighted average number of shares (million)
265
251
223                 222                214
Issued shares at year-end (million)
265
264
223                 223                215
(1) 2004 comparatives restated to comply with current year disclosures.
(2) Refer to Non-GAAP disclosure note 3 on page 17.
(3) Refer to Non-GAAP disclosure note 2 on page 17.
(4) Refer to Non-GAAP disclosure note 6 on page 18.
(5) Refer to Non-GAAP disclosure note 7 on page 19.
(6) Refer to Non-GAAP disclosure note 8 on page 19.

SUMMARISED GROUP FINANCIAL RESULTS
for the year ended 31 December
Financial results
13
Dollar million
2005
2004
(1)
2003
2002
2001
Balance sheet
Assets
Tangible and intangible assets
6,304
6,323
3,176               2,654               2,446
Cash and cash equivalents
209
289
505                  413                 191
Other assets
1,781
1,590
1,176                  897                 662
Total assets
8,294
8,202
4,857               3,964               3,299
Equity and liabilities
Shareholders equity and minority interests
2,673
3,209
1,681               1,483              1,147
Borrowings
1,894
1,605
1,158                  926                987
Deferred taxation
1,159
1,356
598                  402                286
Other liabilities
2,568
2,032
1,420               1,153                879
Total equity and liabilities
8,294
8,202
4,857               3,964              3,299
Other financial data
Equity
(2)
4,252
4,708
2,568               2,082              1,559
Net capital employed
(2)
5,996
6,082
3,274               2,635              2,385
Net debt
(3)
1,685
1,316
653                  513                796
Net asset value – US cents per share
(4)
1,009
1,214
754                  665
533
Net tangible asset value – US cents per share
(5)
858
1,049
569                  497
352
Financial ratios
Return on equity
(6)
%
4
7
12                   21
16
Return on net capital
(7)
%
5
8
11                   17
13
Net debt to net capital employed
%
28
22
20                   19
33
Net debt to equity
%
40
28
25                   25
51
(1) 2004 comparatives restated to comply with current year disclosures.
(2) Refer to Non-GAAP disclosure note 9 on page 19.
(3) Refer to Non-GAAP disclosure note 10 on page 19.
(4) Refer to Non-GAAP disclosure note 11 on page 20.
(5) Refer to Non-GAAP disclosure note 12 on page 20.
(6) Refer to Non-GAAP disclosure note 13 on page 20.
(7) Refer to Non-GAAP disclosure note 14 on page 20.

SUMMARISED GROUP FINANCIAL RESULTS
for the year ended 31 December
Financial results
14
Dollar million
2005
2004
(1)
2003
2002
2001
Cash flow statement
Cash flows from operating activities
Cash generated from operations
699
588
592                   758                  673
Cash utilised by discontinued operations
(31)
(2)
–
–
–
Environmental, rehabilitation and other net expenditure
(26)
(18)
(30)                  (14)                 (10)
Taxation paid
(30)
(34)
(102)                 (131)               (111)
Net cash inflow from operating activities
612
534
460                    613                552
Cash flows from investing activities
Capital expenditure
(722)
(585)
(363)                (271)                (298)
Net proceeds from acquisition and disposal of
mines and subsidiaries
4
(171)
10                    51
109
Net proceeds from acquisition and disposal of investments
and other
(18)
(20)
61                  117
2
Interest received
18
37
33
32
20
Net loans (repaid) advanced
(1)
83
(15)                  12                    39
Cash restricted for use
(2)
17
(6)
–
–
–
Utilised in hedge restructure
(69)
(123)
–
–
–
Net cash outflow from investing activities
(771)
(785)
(274)                  (59)
(128)
Cash flows from financing activities
Net proceeds from share issues
9
3
10                     7                      7
Net borrowings proceeds (repaid)
316
259
197                 (114)                 (138)
Finance costs
(74)
(72)
(40)
(40)
(72)
Dividends paid
(169)
(198)
(314)                (260)                (167)
Proceeds from hedge restructure
–
40
–
–
–
Net cash inflow (outflow) from financing activities
82
32
(147)               (407)                  (370)
Net (decrease) increase in cash and cash equivalents
(77)
(219)
39                  147                    54
Translation
(3)
13
53                    75
(58)
Opening cash and cash equivalents
289
495
413                   191                  195
Closing cash and cash equivalents
209
289
505                   413                  191
Other financial data
Free cash flow
(3)
160
205
311
518
473
(1) 2004 comparatives restated to comply with current year disclosures.
(2) Cash which is subject to legal or contractual restrictions on use.
(3) Refer to Non-GAAP disclosure note 15 on page 20.

SUMMARISED GROUP OPERATING RESULTS
for the year ended 31 December
Operating results
15
2005
2004
(5)
2003
2002
2001
Operating results
Underground operations
Metric tonnes milled
000
13,806
13,554
13,047
13,426
17,954
Yield
g/t
7.31
7.50
8.03
8.27
8.20
Produced
oz 000
3,243
3,270
3,367
3,569
4,734
Productivity
g/employee
target
286
270
236
247
219
actual
257
254
228
238
214
Surface and dump reclamation
Metric tonnes treated
000
8,061
7,102
36,822
38,366
50,355
Yield
g/t
0.52
0.60
0.27
0.30
0.32
Produced
oz 000
136
138
320
365
514
Open-pit operations
Metric tonnes mined
000
168,904
135,171
125,529
97,030
51,667
Stripping ratio
(1)
5.02
6.34
8.95
6.18
6.93
Metric tonnes treated
000
25,541
18,236
13,967
13,682
15,294
Yield
g/t
2.74
3.21
3.43
3.80
2.99
Produced
oz 000
2,246
1,883
1,540
1,673
1,469
Heap-leach operations
Metric tonnes mined
000
61,091
71,837
59,507
51,192
34,123
Metric tonnes placed
(2)
000
22,227
22,120
18,265
13,504
11,748
Stripping ratio
(1)
1.97
2.08
2.59
2.63
1.73
Recoverable gold placed
(3)
kg
18,401
18,534
14,782
14,228
10,668
Yield
(4)
g/t
0.83
0.84
0.81
1.05
0.91
Produced
oz 000
541
538
389
332
266
Total gold produced
oz 000
6,166
5,829
5,616
5,939
6,983
– South Africa
oz 000
2,676
2,857
3,281
3,412
4,670
– Argentina
oz 000
211
211
209
179
136
– Australia
oz 000
455
410
432
502
508
– Brazil
oz 000
346
334
323
299
305
– Ghana
oz 000
680
485
–
–
–
– Guinea
oz 000
246
83
–
–
–
– Mali
oz 000
528
475
577
710
508
– Namibia
oz 000
81
66
73
85
87
– Tanzania
oz 000
613
570
331
290
273
– USA
oz 000
330
329
390
462
496
– Zimbabwe
oz 000
–
9
–
–
–
Price received
$/oz sold
439
394
363
303
287
Total cash costs
$/oz produced
281
264
214
150
166
Total production costs
$/oz produced
374
332
263
197
205
Capital expenditure
$m
722
585
449
337
382
Monthly average number of employees
63,993
65,400
55,439
54,042
70,380
LTIFR
6.75
6.56
8.83
8.86
10.55
FIFR
0.14
0.19
0.29
0.31
0.25
Rand/dollar average exchange rate
6.37
6.44
7.55
10.48
8.62
Rand/dollar closing exchange rate
6.35
5.65
6.67
8.58
11.96
Australian dollar/dollar average exchange rate
1.31
1.36
1.54
1.84
1.93
Australian dollar/dollar closing exchange rate
1.36
1.28
1.33
1.79
1.96
(1) Stripping ratio = (total tonnes mined – ore tonnes mined)/ore tonnes mined.
(2) Tonnes placed onto leach pad.
(3) Recoverable gold placed into leach pad inventory.
(4) Recoverable gold placed/tonnes placed.
(5) 2004 comparatives restated to comply with current year disclosures.

Non-GAAP disclosure

From time to time we may publicly disclose certain “non-GAAP financial measures” in the course of our financial presentations, earnings releases, earnings conference calls and otherwise.
The group utilises certain non-GAAP performance measures and ratios in managing our business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported operating results or cash flow from operations or any other measure of performance prepared in accordance with GAAP. In addition, our presentation of these measures may not be comparable to similarly titled measures other companies use.
1. Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swap (adjusted headline earnings)
937 (723) Headline (loss) earnings (98) 141
1,147 1,900 Unrealised non-hedge derivative loss 286 198
(226) (128) Deferred tax on unrealised non-hedge derivatives (group note 13) (21) (40)
(160) 211 Fair value adjustment on option component of convertible bond 32 (27)
(10) 5 Fair value gain (loss) on interest rate swap 1 (2)
3 – Deferred taxation on interest rate swap – 1
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest
1,691 1,265 rate swaps 200 271
(1)
Non-hedge derivatives in the income statement comprise the
change in fair value of all non-hedge derivatives as follows:
– Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
– Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value gains (loss) on convertible bond and interest rate swaps are intended to illustrate earnings after adjusting for:
– The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-
market value of the positions settled in the period; and
– Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m,
R475m and $69m, R415m in cash were injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in short-dated derivatives (certain of which have now matured) and investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-
term contracts are settled.
– The unrealised fair value change on the option component of the convertible bond amounting to $32m, R211m (2004: ($27m), (R160m)).
673 478 Cents per share 76 108
This calculation is based on adjusted headline earnings of $200m,
R1,265m (2004: $271m, R1,691m) and 264,635,634 (2004:
251,352,552) shares being the weighted average number of ordinary shares in issue during the financial year.
2004
2005
Figures in million
2005
2004
SA Rands US Dollars

NON-GAAP DISCLOSURE

2.
Gross profit adjusted for the effect of unrealised non-hedge derivatives (adjusted gross profit)
Reconciliation of gross profit to gross profit adjusted for the effect of unrealised non-hedge derivatives:
1,697                   1,088
Gross profit
183                  243
1,147 1,900 Unrealised non-hedge derivatives loss 286 198
Gross profit adjusted for the effect of unrealised non-hedge
2,844                  2,988
derivatives
(1)
469                  441
(1)
Non-hedge derivatives in the income statement comprise the change in fair value of all non-hedge derivatives as follows:
– Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
– Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
Gross profit adjusted for the effect of unrealised non-hedge derivatives, is intended to illustrate earnings after adjusting for:
– The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-
market value of the positions settled in the period; and
– Investment in hedge restructure transaction: During the hedge restructure in the quarter ended 31 December 2004 and the quarter ended 31 March 2005, $83m and $89m in cash was injected into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in short-dated derivatives (certain of which have now matured) and investment in long-dated derivatives
(all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives is settled, and not when the short-term contracts are settled.
Adjusted gross profit (loss) is analysed by origin as follows:
1,462 1,480 South Africa 230 228
202 203 Argentina 32 32
390 288 Australia 46 61
547 543 Brazil 86 85
(130) (191) Ghana (29) (22)
(93) 98 Guinea 15 (16)
306 443 Mali 69 49
11 64 Namibia 10 1
150 49 Tanzania 9 23
43 107 USA 17 7
(9) – Zimbabwe – (1)
(35) (96) Other (16) (6)
2,844 2,988 469 441
3. Non-hedge derivative loss is summarised as follows:
Group:
361 951 Realised non-hedge derivative gain 151 56
(1,147) (1,900) Unrealised non-hedge derivative loss (286) (198)
(786) (949) Non-hedge derivative loss per the income statement (135) (142)
Company:
381 379 Realised non-hedge derivative gain 62 61
(904) (693) Unrealised non-hedge derivative loss (104) (154)
(523) (314) Non-hedge derivative loss per the income statement (42) (93)
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

4.
Price received
14,788 16,750 Gold income per income statement 2,629 2,309
(431) (566) Adjusted for minority interests (89) (67)
14,357 16,184 2,540 2,242
361 951 Realised non-hedge derivative gain 151 56
14,718 17,135 2,691 2,298
181,585 190,767 Attributable gold sold – kg/– oz (000) 6,133 5,838
81,051 89,819 Revenue price per unit – R/kg/– $/oz 439 394
5.
Total costs
9,914 11,240 Total cash costs (group note 4) 1,768 1,549
(73) (219) Adjusted for minority interests and non-gold producing companies (35) (11)
Total cash costs adjusted for minority interests and non-gold
9,841 11,021 producing companies 1,733 1,538
52 168 Retrenchment costs (group note 4) 26 7
136 368 Rehabilitation and other non-cash costs (group note 4) 57 22
2,423 3,203 Amortisation of tangible assets (group note 4) 503 380
8 13 Amortisation of intangible assets (group note 4) 2 1
(91) (102) Adjusted for minority interests and non-gold producing companies (16) (14)
Total production costs adjusted for minority interests and non-gold
12,369 14,671 producing companies 2,305 1,934
181,311 191,783 Gold produced – kg/– oz (000) 6,166 5,829
54,276 57,465 Total cash cost per unit – R/kg/– $/oz 281 264
68,221 76,495 Total production cost per unit – R/kg/– $/oz 374 332
6.
Cash gross profit
2,844 2,988 Gross profit adjusted for the effect of unrealised non-hedge derivatives 469 441
2,423 3,203 Amortisation of tangible assets (group note 4) 503 380
8 13 Amortisation of intangible assets (group note 4) 2 1
(183) (130) Non-cash revenues (20) (29)
5,092 6,074 954 793
Cash gross profit is analysed by origin as follows:
2,193 2,562 South Africa 399 342
370 354 Argentina 56 58
555 494 Australia 78 87
685 687 Brazil 108 107
128 249 Ghana 40 19
(81) 258 Guinea 40 (13)
503 732 Mali 115 80
28 110 Namibia 17 4
372 289 Tanzania 47 58
300 363 USA 57 47
– – Zimbabwe – –
39 (24) Other (3) 4
5,092 6,074 954 793
2004
2005
Figures in million
Notes
2005
2004
SA Rands
US Dollars
NON-GAAP DISCLOSURE

NON-GAAP DISCLOSURE

7.
EBITDA
794
(320)
Operating (loss) profit per the income statement
(36)
102
2,423
3,203
Amortisation of tangible assets (group note 4)
503
380
8
13
Amortisation of intangible assets (group note 4)
2
1
8
300
Impairment of tangible assets (group note 15 and 17)
44
1
–
125
Impairment of intangible assets (group note 18)
20
–
200
–
Amortisation of goodwill (group note 18 and 19)
–
31
1,147
1,900
Unrealised non-hedge derivative loss (note 3 above)
286
198
2
(5)
Share of associates’ EBITDA (group note 9)
(1)
–
(88)
(40)
Profit on disposal of assets’ (group note 7)
(5)
(13)
–
31
Abandonment of assets at Malian operations (group note 7)
5
–
4,494
5,207
818
700
8.
Interest cover
4,494
5,207
EBITDA
818
700
Finance costs and unwinding of decommissioning and restoration
563
690
obligations (group note 8)
108
87
67
102
Capitalised finance costs (group note 17)
16
11
630
792
124
98
7
7
Interest cover – times
7
7
9.
Equity and net capital employed
17,790
16,584
Shareholders’ equity per balance sheet
2,614
3,151
Adjusted to exclude:
1,040
1,655
– Other comprehensive income (group note 29)
261
184
122
227
– Actuarial losses (group note 29)
36
22
18,952
18,466
2,911
3,357
7,653
7,353
Deferred tax (group note 34)
1,159
1,356
Adjusted to exclude:
(87)
1,015
– Deferred tax on derivatives and other comprehensive income
160
(16)
63
131
– Deferred tax on actuarial losses
22
11
26,581
26,965
Equity
4,252
4,708
327
374
Minorities (group note 30)
59
58
7,262
10,825
Borrowings – long-term portion (group note 31)
1,706
1,286
1,800
1,190
Borrowings – short-term portion (group note 31)
188
319
35,970
39,354
Capital employed
6,205
6,371
(1,630)
(1,328)
Cash and cash equivalents (group note 26)
(209)
(289)
34,340
38,026
Net capital employed
5,996
6,082
10. Net debt
7,262
10,825
Borrowings – long-term portion (group note 31)
1,706
1,286
1,800
1,190
Borrowings – short-term portion (group note 31)
188
319
9,062
12,015
Total borrowings
1,894
1,605
(1,630)
(1,328)
Cash and cash equivalents (group note 26)
(209)
(289)
7,432
10,687
Net debt
1,685
1,316
2004
2005
Figures in million
Notes
2005
2004
SA Rands
US Dollars

11. Net asset value – cents per share
18,117 16,958 Total equity per balance sheet 2,673 3,209
264 265 Number of ordinary shares in issue (group note 28) 265 264
6,850 6,401 Net asset value – cents per share 1,009 1,214
12. Net tangible asset value – cents per share
18,117 16,958 Total equity per balance sheet 2,673 3,209
2,458 (2,533) Intangible assets (group note 18) (399) (435)
15,659 14,425 2,274 2,774
264 265 Number of ordinary shares in issue (group note 28) 265 264
5,921 5,445 Net tangible asset value – cents per share 858 1,049
13. Return on equity
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest
1,691 1,265 rate swap (note 1 above) 200 271
(67) – Adjusted for the timing of acquisitions – (10)
1,624 1,265 200 261
26,581 26,965 Equity 4,252 4,708
21,851 26,773 Average equity 4,480 3,638
Note – equity for 2003 amounted to $2,568m, R17,120m
7 5 Return on equity – % 4 7
14. Return on net capital
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest
1,691 1,265 rate swap (note 1 above) 200 271
(67) – Adjusted for the timing of acquisitions – (10)
1,624 1,265 200 261
Finance costs and unwinding of decommissioning and restoration
563 690 obligations (group note 8) 108 87
40 – Adjusted for the timing of acquisitions – 6
603 690 108 93
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate
2,227 1,955 swap and before finance costs adjusted for the timing of acquisitions 308 354
34,340 38,026 Net capital employed (note 9 above) 5,996 6,082
28,085 36,183 Average net capital employed 6,039 4,678
Note – Net capital employed for 2003 amounted to $3,274m, R21,830m
8 5 Return on net capital – % 5 8
15. Free cash flow
3,179 3,892 Net cash inflow from operating activities per cash flow 612 534
(2,119) (2,879) Stay-in-business capital expenditure per cash flow (452) (329)
1,060 1,013 160 205
2004
2005
Figures in million
Notes
2005
2004
SA Rands
US Dollars
NON-GAAP DISCLOSURE

ONE-YEAR FORECAST – 2006

Attributable gold
Total cash
Capital
produced
cost
expenditure
oz 000
$/oz
$m
South Africa
2,457 – 2,555
293 – 305
307 – 319
Vaal River
Great Noligwa
651 – 677
258 – 268
47 – 49
Kopanang
457 – 475
294 – 306
36 – 38
Tau Lekoa
207 – 215
382 – 398
12
Surface Operations
93 – 97
325 – 339
11 – 12
Moab Khotsong
48 – 50
654 – 680
82 – 85
West Wits
Mponeng
495 – 515
278 – 290
46 – 48
Savuka
14 – 15
613 – 639
–
TauTona
491 – 511
267 – 277
73 – 75
Argentina
207 – 215
184 – 192
14 – 16
Cerro Vanguardia
207 – 215
181 – 189
14 – 16
Australia
451 – 469
276 – 288
108 – 112
Sunrise Dam
451 – 469
268 – 278
27 – 28
Boddington
(1)
–
–
81 – 84
Brazil
327 – 341
179 – 187
110 – 115
AngloGold Ashanti Mineraç ˜ao
234 – 244
164 – 170
98 – 103
Serra Grande
93 – 97
179 – 187
12
Ghana
647 – 672
313 – 325
103 – 108
Bibiani
54 – 56
297 – 309
1
Iduapriem
185 – 193
302 – 314
14 – 15
Obuasi
407 – 423
319 – 332
88 – 92
Guinea
250 – 260
308 – 320
21 – 22
Siguiri
250 – 260
308 – 320
21 – 22
Mali
518 – 539
269 – 279
8
Morila – Attributable 40%
215 – 223
274 – 286
1
Sadiola – Attributable 38%
185 – 193
302 – 314
7
Yatela – Attributable 40%
118 – 122
249 – 259
–
Namibia
81 – 85
301 – 313
1
Navachab
81 – 85
301 – 313
1
Tanzania
562 – 585
291 – 303
86 – 89
Geita
562 – 585
297 – 309
86 – 89
North America
323 – 337
244 – 254
12
Cripple Creek & Victor
323 – 337
238 – 248
12
Other
–
–
16
AngloGold Ashanti
5,823 – 6,058
285 – 293
786 – 818
(1) Subject to approval by the partners of the Boddington Joint Venture project.
Rates of exchange:
R/$
6.50:1
A$/$
0.76:1
BRL/$
2.40:1
ARS/$
2.96:1

Dollar million
Notes
(1)
%
2005
%
2004
Value added
Gold income
2 and 3
2,629
2,309
Less: Purchases of goods and services in order to operate mines and produce refined metal, including market development costs net of other income
(1,089)
(873)
Value-added by operations
80
1,540
86
1,436
Fair value (loss) gain on interest rate swaps and option component of convertible bond
(2)
(33)
2
29
Exchange (loss) gain
–
(5)
–
4
Profit on disposal of assets and subsidiaries
7
–
5
1
13
Income from investments and interest received
3 and 9
1
22
3
49
Government
Deferred taxation
13
6
118
6
107
Utilised in the group
Retained income
15
278
2
40
Total value added
100
1,925
100
1,678
Value distributed
Employees
Salaries, wages and other benefits
11
46
877
49
823
Government
– Current taxation
13
4
82
4
66
Providers of capital
– Finance costs and unwinding of the decommissioning obligation
8
6
108
5
87
– Dividends declared
5
95
9
148
– Minorities
30
1
23
1
19
Other
– Impairment of tangible assets
7
3
64
–
1
– Loss from discontinued operations
14
2
36
1
11
– Non-hedge derivatives
7
135
8
142
Total value distributed
74
1,420
77
1,297
Re-invested in the group
– Amortisation and depreciation
4, 17 and 18
26
505
23
381
100
1,925
100
1,678
(1) Refer to the notes on the group financial statements on pages 132 to 219.
GROUP VALUE-ADDED STATEMENT
for the year ended 31 December

as at 28 February 2006
Directors and executive management

Non-executive directors
Mr R P Edey (63)
FCA
Chairman
Russell Edey was appointed to the AngloGold board
in April 1998 and as deputy chairman in December
2000. In May 2002 he was appointed chairman
when Bobby Godsell relinquished this office. Based
in the United Kingdom, he is deputy chairman of
N M Rothschild Corporate Finance and a director of
a number of other companies.
Dr T J Motlatsi (54)
Hon DSoc Sc (Lesotho)
Deputy Chairman
James Motlatsi was appointed to the AngloGold
board in April 1998 and as deputy chairman in May
2002 upon Russell Edey being appointed chairman.
He has been associated with the South African
mining industry since 1970, and is a past president
of the National Union of Mineworkers. He is chief
executive officer of TEBA Limited.
Mr F B Arisman (61)
MSc (Finance)
Frank Arisman was appointed to the AngloGold
board in April 1998. He resides in New York and
retired, after 32 years of service, from JP Morgan
Chase, where he held the position of managing
director.
Mr R E Bannerman (71)
MA (Oxon) LLM (Yale)
Reginald Bannerman has been in law practice since
1958 and is currently the principal partner at Messrs
Bruce-Lyle, Bannerman & Thompson Attorneys in
Ghana. He is a member of the General Legal Council
of Ghana and a member of the board of the Valco
Trust Fund, the largest privately run trust in Ghana. A
former lecturer in law at the Ahmadu Bello University
in Nigeria, Reginald was also formerly the mayor of
Accra, the capital city of Ghana. He was appointed
to the board in February 2006.
Mrs E le R Bradley (67)
BSc, MSc
Elisabeth Bradley was appointed to the AngloGold
board in April 1998. She is non-executive chairman
of Wesco Investments Limited and Toyota South
Africa (Proprietary) Limited, and a director of a
number of other companies. She is deputy
chairman of the South African Institute of
International Affairs.
Mr C B Brayshaw (70)
CA (SA), FCA
Colin Brayshaw was appointed to the AngloGold
board in April 1998. He is a retired managing partner
and chairman of Deloitte & Touche and is a non-
executive director of a number of companies
including Anglo Platinum and Datatec.
Dr S E Jonah KBE (56)
Hon DSc (Exeter), MSc (Mineral Production
Management)
President
Sam Jonah worked in various positions, including
underground, with Ashanti Goldfields and was
appointed to the position of CEO of Ashanti in 1986.
He has been decorated with many awards and
honours and in 2003 an Honorary Knighthood was
conferred on him by Her Majesty, Queen Elizabeth II of
Great Britain, in recognition of his exceptional
achievements as an African businessman. Sam Jonah
was appointed as an executive director to the board of
AngloGold Ashanti in 2004, a position he relinquished
in 2005 but retained his appointment as a non-
executive director.
Mr R Médori (48)
Doctorate Economics, Grad (Fin)
René Médori was appointed to the AngloGold
Ashanti board in August 2005. He is the finance
director of Anglo American plc.
Mr W A Nairn (61)
BSc (Min. Eng)
Bill Nairn has been a member of the AngloGold
board since January 2000. He was re-appointed to
the board in May 2001, having previously been
alternate director to Tony Trahar. He was group
technical director of Anglo American plc, prior to his
retirement in 2004.
Mr S R Thompson (46)
MA (Geology)
Simon Thompson is a director of Anglo American plc
and chairman of the Base Metals Division, the
Industrial Minerals Division and the Exploration
Division. Simon was appointed to the AngloGold
Ashanti board in 2004.
Mr A J Trahar (56)
BCom, CA (SA)
Tony Trahar was appointed to the AngloGold board
in October 2000. He is chief executive officer of
Anglo American plc.

Non-executive directors (continued)
Mr P L Zim (45)
MCom
Lazarus Zim is chief executive officer of Anglo
American South Africa Limited and is chairman of
Anglo Operations Limited and serves on a number of
boards in the Anglo American group, including Anglo
Platinum. Lazarus was appointed to the AngloGold
Ashanti board in April 2004.
Executive directors
Mr R M Godsell (53)
BA, MA
Chief Executive Officer
Bobby Godsell was appointed to the AngloGold
board as chief executive officer in April 1998 and as
chairman in December 2000. He relinquished his role
as chairman of AngloGold in May 2002. He has
29 years of service with companies associated with
the mining industry, and has served as a non-
executive director of Anglo American plc since March
1999. He is also the immediate past chairman of the
World Gold Council.
Mr R Carvalho Silva (54)
BAcc, BCorp Admin
Chief Operating Officer – International
Roberto Carvalho Silva joined the Anglo American
group in Brazil in 1973 and was appointed president
and CEO of AngloGold South America in January
1999. He became executive officer, South America
for AngloGold in 2000 and was appointed to the
board of AngloGold Ashanti in May 2005 in his
current capacity.
Mr N F Nicolau (46)
B Tech (Min. Eng), MBA
Chief Operating Officer – Africa
Neville Nicolau was appointed the executive officer
responsible for AngloGold’s South Africa region in
November 2001 and was appointed to the board of
AngloGold Ashanti in May 2005 in his current
capacity. He has 27 years of experience in the mining
industry.
Mr S Venkatakrishnan (Venkat) (40)
BCom, ACA (ICAI)
Executive Director: Finance (Chief Financial Officer)
Venkat was the finance director of Ashanti Goldfields
Company Limited from 2000 until the merger with
AngloGold in 2004. Prior to joining Ashanti, Venkat
was a director in the Reorganisation Services Division
of Deloitte & Touche in London. He was appointed to
the board of AngloGold Ashanti in August 2005.
Mr K H Williams (57)
BA (Hons)
Executive Director: Marketing
Kelvin Williams was appointed marketing director of
AngloGold in April 1998. He has 30 years of service
in the gold mining industry. He is a past chairman of
Rand Refinery and a director of the World Gold
Council.
Alternate directors
Mr D D Barber (53)
FCA, AMP (Harvard)
David Barber was appointed alternate director to
Julian Ogilvie Thompson in April 2002 and following
the latter’s retirement from the board in April 2004, he
was appointed as alternate to Lazarus Zim. He
is finance director of Anglo American South Africa
Limited.
Mr A H Calver (58)
BSc (Hons) Engineering, MDP (UNISA), PMD
(Harvard)
Harry Calver was appointed alternate director to Bill
Nairn in May 2001. He is head of engineering at
Anglo American plc.
Mr P G Whitcutt (40)
BCom (Hons), CA (SA), MBA
Peter Whitcutt who is head of finance at Anglo
American plc, has been an alternate director since
October 2001, first to Tony Lea, and then to René
Médori who replaced the former on the board of
AngloGold Ashanti.
Executive officers
Dr C E Carter (43)
BA (Hons) (UCT), DPhil (Oxford), EDP (Northwest
University – Kelogg School of Management)
Executive Officer – Investor Relations
Charles Carter joined Anglo American in 1991 and
moved to the Gold and Uranium Division in 1996. In
May 2005, he was appointed an executive officer,
with responsibility for overseeing the company’s
global investor relations programme.
DIRECTORS AND EXECUTIVE MANAGEMENT
as at 28 February 2006

DIRECTORS AND EXECUTIVE MANAGEMENT
as at 28 February 2006

Executive officers (continued)
Mr D H Diering (54)
BSc, AMP
Executive Officer – Business Planning: Africa
Dave Diering joined the Anglo American Gold and
Uranium Division in 1975 and worked at several
South African operations as well as for Zimbabwe
Nickel Corporation until 2001, when he joined
AngloGold as head of mining and mineral resources.
In 2005 he was appointed an executive officer.
Mr R N Duffy (42)
BCom, MBA
Executive Officer – Business Development
Richard Duffy joined Anglo American in 1987 and in
1998 was appointed executive officer and managing
secretary of AngloGold. In November 2000 he was
appointed head of business planning and in 2004
assumed responsibility for all new business
opportunities globally. In April 2005 this role was
expanded to include greenfields exploration. He was
appointed to the executive committee in August
2005.
Mrs D Earp (44)
BCom, BAcc, CA (SA)
Executive Officer – Finance
Dawn Earp joined AngloGold in July 2000 from Anglo
American, where she was vice president, Central
Finance. Dawn was appointed an executive officer in
May 2004.
Mr D C Ewigleben (52)
BSc, DJur
Executive Officer – Law, Safety, Health and
Environment
Don Ewigleben joined the group in 2000 as vice
president, general counsel and corporate secretary
of AngloGold Ashanti's North American operations.
In 2003 he was promoted to the position of president
and chief administrative officer for North America, a
position which was changed in 2005 to CEO. He
was appointed an executive officer in January 2006.
Prior to joining the group he served in various
executive positions for Echo Bay Mines (Canada)
and AMAX Gold (US). He also held legal, safety
and environmental positions with AMAX Coal
Industries (US).
Mr B W Guenther (53)
BS (Min. Eng)
Executive Officer – International Technical
Ben Guenther joined AngloGold as senior vice
president general manager of Jerritt Canyon mine in
Nevada, USA and in 2000 was seconded to
AngloGold’s corporate office in Johannesburg as
head of mining. In 2001, he assumed some
responsibilities for safety and health, as well as
heading up the corporate technical group. He was
appointed an executive officer in May 2004 and was
appointed to his current position in December 2005.
Ms H H Hickey (52)
BCompt (Hons), CA(SA)
Executive Officer – Head of Risk
Hester Hickey joined AngloGold in 1999 as Group
Internal Audit Manager. She was appointed an
executive officer in November 2005.
Mr R L Lazare (49)
BA, HED (University of Free State), DPLR (UNISA),
SMP (Henley Management College)
Executive Officer – Africa: Underground Mining
Robbie Lazare joined Anglo American Gold and
Uranium Division in 1982 where he worked in a
variety of management posts until 1999 when he
was appointed general manager of TauTona mine. In
December 2004 he was appointed an executive
officer with responsibility for South African
operations. He took up his current position in July
2005.
Mr S J Lenahan (50)
BSoc Sc, MSc
Executive Officer – Corporate Affairs
Steve Lenahan has been working in the mining industry
since 1978 when he started his career at De Beers. He
was appointed an executive officer of AngloGold in
1998, responsible for investor relations and assumed
responsibility for corporate affairs in 2001.
Mr M P Lynam (44)
BEng (Mech)
Executive Officer – Treasury
Mark Lynam joined the Anglo American group in
1983 and has been involved in the hedging and
treasury area since 1990. In 1998 he joined
AngloGold as treasurer and was appointed an
executive officer in May 2004.

Executive officers (continued)
Mr F R L Neethling (53)
BSc (Mech. Eng)
Executive Officer – Africa: Open-Pit Mining
Fritz Neethling joined the Anglo American group in
1992 and in 1999 joined AngloGold as general
manager of the Ergo operation. He was appointed an
executive officer in July 2005.
Mr D M A Owiredu (48)
BSc (Hons) (Mech. Eng), MBA
Deputy Chief Operating Officer – Africa
Daniel Owiredu joined Ashanti Goldfields Company
Limited in 1984 and served in various engineering
capacities. He has also served as managing director
of the Obuasi, Bibiani and Siguiri mines. In March
2004, he was appointed Chief Operating Officer –
West Africa following the Ashanti/AngloGold merger
until his new position as Deputy Chief Operating
Officer – Africa in October 2005.
Mr P W Rowe (56)
BSc (Chem. Eng)
Executive Officer – Corporate Technical Group
Peter Rowe joined AngloGold Ashanti in June 2004
as head of AngloGold Ashanti Australia. Following
20 years with Anglo American and De Beers, he
moved to Australia in the early 1990s where he held
a number of senior managerial positions including
project director of the Fimiston expansion, general
manager of the Boddington Gold Mine and
managing director and CEO of Bulong Nickel. He
was appointed executive officer with responsibility for
the corporate technical group in January 2006.
Ms Y Z Simelane (40)
BA LLB, FILPA, MAP
Executive Officer and Managing Secretary
Yedwa Simelane joined AngloGold in November
2000 from the Mineworkers’ Provident Fund where
she was the senior manager of the Fund. She was
appointed an executive officer in May 2004.
Mr T M L Setiloane (46)
FAE, BSc (Mech Eng)
Executive Officer – Marketing
Thero Setiloane joined AngloGold in May 2003 from
Real Africa Holdings, where he was an executive
director. He is the chairman of Rand Refinery and
was appointed an executive officer and a member of
AngloGold Ashanti’s executive committee in
February 2006.
Mr N W Unwin (53)
BA
Executive Officer – Human Resources and
Information Technology
Nigel Unwin has many years experience in the field of
human resources. He was appointed an executive
officer in 1999.
Executive officers
Company secretary
Mr C R Bull (59)
BCom
Chris Bull has been employed by the Anglo American
group since 1965 in various company secretarial
positions. He was appointed company secretary of
AngloGold in 1998 and is responsible for ensuring
compliance with statutory and corporate governance
requirements and the regulations of the stock
exchanges on which AngloGold Ashanti is listed.
DIRECTORS AND EXECUTIVE MANAGEMENT
as at 28 February 2006

Group information

Current profile
AngloGold Ashanti, headquartered in Johannesburg,
South Africa, is a global gold company with a
portfolio of long-life, relatively low-cost assets and
differing orebody types in key gold producing
regions. The company’s 21 operations are located
in 10 countries (Argentina, Australia, Brazil,
Ghana, Guinea, Mali, Namibia, South Africa,
Tanzania and the United States of America), and
are supported by extensive exploration activities.
The combined Proved and Probable Ore
Reserves of the group amounted to 63.3 million
ounces as at 31 December 2005.
The primary listing of the company's ordinary
shares is on the JSE Limited (JSE) in South Africa.
Its ordinary shares are also listed on stock
exchanges in London, Paris and Ghana, as well
as being quoted in Brussels in the form of
International Depositary Receipts (IDRs), in New
York in the form of American Depositary Shares
(ADSs), in Australia, in the form of Clearing House
Electronic Subregister System Depositary
Interests (CDIs) and in Ghana, in the form of
Ghanaian Depositary Shares (GhDSs).
AngloGold Ashanti Limited (Registration number
1944/017354/06) was incorporated in the
Republic of South Africa in 1944 under the name
of Vaal Reefs Exploration and Mining Company
Limited and operates under the South African
Companies Act 61 of 1973, as amended.
History and development of the
company
AngloGold Ashanti, as it conducts business
today, was formed on 26 April 2004 following the
business combination of AngloGold Limited
(AngloGold) with Ashanti Goldfields Company
Limited (Ashanti), which was incorporated in
Ghana on 19 August 1974.
AngloGold Limited
AngloGold was formed in June 1998 through the
consolidation of the gold interests of Anglo
American Corporation of South Africa Limited
(AAC) and its associated companies into a single,
focused, independent, gold company. Vaal Reefs
Exploration and Mining Company Limited (Vaal
Reefs), the vehicle for the consolidation, changed
its name to AngloGold Limited and increased its
authorised share capital, effective 30 March 1998.
AngloGold then acquired, in share-for-share
exchanges in terms of South African schemes of
arrangement and following shareholder approval,
all the issued share capital of East Rand Gold
and Uranium Company Limited; Eastvaal Gold
Holdings Limited; Southvaal Holdings Limited;
Free State Consolidated Gold Mines Limited;
Elandsrand Gold Mining Company Limited;
H.J. Joel Gold Mining Company Limited and
Western Deep Levels Limited. A total of
51,038,968 ordinary shares were issued to AAC
and 66,010,118 ordinary shares to other
shareholders in exchange for their shares in
these companies.
In private transactions with AAC and minority
shareholders, other share interests were acquired
in Driefontein Consolidated Limited (17%);
Anmercosa Mining (West Africa) Limited (100%);
Western Ultra Deep Levels Limited (89%); Eastern
Gold Holdings Limited (52%); Erongo Mining
and Exploration Company Limited (70%); and
other sundry share interests. In exchange,
25,734,446 ordinary shares were issued to AAC
and 957,920 ordinary shares to minority
shareholders. AngloGold also acquired gold
exploration and mining rights from AAC and other
companies: 1,623,080 ordinary shares were
issued to AAC and 4,210,412 ordinary shares to
other companies in exchange. In addition,
AngloGold acquired from AAC and JCI all the
rights under service agreements relating to the
companies listed above – from AAC in exchange
for 6,834,872 ordinary shares, and from JCI for
R62 million ($11 million).
The consolidation was approved by the required
majorities of the shareholders of AngloGold and
the participating companies and became
effective on 1 January 1998 for accounting
purposes.
Subsequent to its formation:
•
AngloGold purchased Minorco’s gold
interests in North and South America with
effect from 31 March 1999;
•
with effect from 31 December 1999,
AngloGold acquired Acacia Resources in
Australia. A total of 18,020,776 AngloGold
shares were issued in the transaction;
•
with effect from 3 July 2000, AngloGold
acquired a 40% interest in the Morila mine in
Mali from Randgold Resources Limited;

•
on 15 December 2000, AngloGold acquired
a 50% interest in the Geita mine in Tanzania
from Ashanti Goldfields Company Limited.
Following the business combination, the
remaining 50% interest was acquired;
•
in 2000, in support of its market development
initiatives, AngloGold acquired a 25%
interest in OroAfrica, South Africa’s largest
manufacturer of gold jewellery and a 33%
holding in Gold Avenue, an e-commerce
business in gold. Gold Avenue continued to
sell gold jewellery by catalogue and website
until early 2004, after which it was wound up;
•
on 9 April 2001, the sale to Harmony Gold
Mining Company Limited of the Elandsrand
and Deelkraal mines for R872 million
($109 million) became unconditional;
•
in January 1998, the No. 2 Shaft Vaal River
Operations was tributed to African Rainbow
Minerals (currently Harmony Gold Mining
Company Limited) (ARM) on the basis that
40% of all revenue, costs and capital
expenditure would be attributable to ARM,
with the balance to AngloGold. On 1 July
2001, AngloGold disposed of its interests in
No. 2 Shaft Vaal River Operations to ARM for
the sum of R10 million ($1 million);
•
on 5 September 2001, AngloGold
announced that it was to make a take-over
offer for Normandy Mining Limited
(Normandy), Australia’s largest listed gold
mining company. This did not come to
fruition. Arising from the offer, 6,869,602
AngloGold ordinary shares were issued. This
excluded 143,630 AngloGold ordinary
shares issued under the top-up facility to
Normandy shareholders. The Normandy
shares acquired were sold on the market on
21
January 2002 realising a total of
$158 million;
•
on 1 January 2002, the sale of AngloGold’s
Free State assets to ARM and Harmony,
through a jointly-owned company, for a
net
consideration of R2,523 million
($229 million) (including tax payable by
AngloGold and net of contractual
obligations), became effective;
•
during July 2002, AngloGold acquired an
additional 46.25% of the equity, as well as the
total loan assignment, of Cerro Vanguardia SA
from Pérez Companc International SA, for a
net consideration of $97 million, increasing its
interest in Cerro Vanguardia to 92.5%;
•
AngloGold disposed of its wholly owned
subsidiary, Stone and Allied Industries
(O.F.S.) Limited, a stone-crushing company,
to a joint venture of that company’s
existing management and a group of black
entrepreneurs, with effect from 1 October
2002, for a consideration of R5 million;
•
on 23 May 2003, AngloGold announced that it
had signed an agreement to sell its wholly
owned Amapari project to Mineração Pedra
Branca do Amapari for a total consideration of
$18 million. The effective date of the transaction
was 19 May 2003. The Amapari project is
located in the State of Amapá, in northern
Brazil. Since acquiring the property as part of
the Minorco transaction, AngloGold sought to
prove up additional reserve ounces so as to
achieve a size and life that would justify the
management resources needed to run it
effectively. This was not achieved and
AngloGold, on receiving an offer from a
purchaser who could constructively turn this
orebody to account, agreed to sell;
GROUP INFORMATION

GROUP INFORMATION

•
on 6 June 2003, AngloGold announced that it
had finalised the sale of its 49% stake in the
Gawler Craton Joint Venture, including the
Tunkillia project located in South Australia to
Helix Resources Limited. Consideration for the
sale comprised cash of $500,000
(A$750,000), 1.25 million fully paid Helix
shares issued at A$0.20 per share and
1.25 million Helix options exercisable at
A$0.25 per option before 30 November 2005
with an additional payment of $335,000
(A$500,000) deferred to the delineation of a
mineable resource of 350,000 ounces. Helix’s
proposed acquisition of AngloGold’s rights to
the Tarcoola project, 60 kilometres to the
south, was excluded from the final agreement.
This resulted in a restructure of the original
agreement terms as announced on 8 April
2003. On 23 April 2005, the company
received a further 416,667 fully paid Helix
shares and 37,281 Helix options following a
rights issue. The company did not exercise its
rights in terms of the Helix options which
expired on 30 November 2005;
•
on 2 July 2003, AngloGold announced that it
had concluded the sale of its interest in the
Jerritt Canyon Joint Venture to Queenstake
Resources USA Inc., effective 30 June 2003.
Queenstake paid the Jerritt Canyon Joint
Venture partners, AngloGold and Meridian
Gold, $1.5 million in cash and 32 million
shares issued by a subsidiary, Queenstake
Resources Limited, with $6 million in deferred
payments and $4 million in future royalties.
Queenstake accepted full closure and
rehabilitation liabilities. The shares acquired by
AngloGold in this transaction, were sold in
November 2003;
•
on 8 July 2003, AngloGold disposed of its
entire investment of 8,348,600 shares held
in East African Gold Mines Limited for
a consideration of $25 million and in
the
second half of 2003 AngloGold
disposed of 952,481 shares in Randgold
Resources Limited for a consideration of
$23 million;
•
on 18 September 2003, AngloGold and Gold
Fields Limited jointly announced that
agreement had been reached on the sale by
Gold Fields of a portion of the Driefontein
mining area in South Africa to AngloGold for
a cash consideration of R315 million
($48 million); and
•
on 20 January 2004, AngloGold announced
that it had received a cash payment of
A$4 million ($3 million) and 25 million fully
paid ordinary shares from Tanami Gold NL in
Australia, as consideration for Tanami Gold’s
purchase of the Western Tanami project. This
followed an initial payment of A$0.3 million
($0.2 million) made on 24 November 2003,
when the Heads of Agreement was signed by
the companies. In addition, a further 2 million
fully paid ordinary shares were received from
Tanami Gold in respect of a rights issue in
June 2004. During the period, 10 October to
18 October 2005, AngloGold Ashanti
Australia reduced its shareholding in Tanami
Gold to 5%, with the sale of 8 million fully
paid ordinary shares for a cash consideration
of A$1.3 million ($1 million) and in February
2006, disposed of the entire investment in
Tanami Gold with the sale of 19 million
shares for a cash consideration of
A$3.9 million ($3 million).

Ashanti Goldfields Company Limited
Ashanti Goldfields Corporation Limited was
founded in 1897 to develop a mining concession
in the area of the operations at Obuasi. In 1969,
Ashanti became a wholly owned subsidiary of
Lonrho Plc (later Lonmin Plc, a UK-listed
company which at that time had interests in
mining, hotels and general trade in Africa).
The government of Ghana acquired 20% of Ashanti
from Lonmin in exchange for the extension of
Ashanti’s mining lease over its concession area. In
1972, the government of Ghana formed a
Ghanaian company to take over the assets,
business and functions formerly carried out by
Ashanti, holding 55% of the outstanding shares.
Further developments include:
•
in 1994, as part of its divestiture policy, the
government of Ghana sold part of its holding
at which time the company was listed in
Ghana;
•
in 1996, Ashanti acquired companies holding
interests in the Ayanfuri, Bibiani, Iduapriem,
Siguiri and Freda-Rebecca properties as well
as an interest in what was then the Geita
exploration concession in Tanzania. This was
followed by the acquisition in 1998 of SAMAX
Gold Inc., the principal asset of which was
the other part of the interest in the Geita
exploration concession adjacent to Ashanti’s
existing licence area;
•
in 1999/2000, the Geita mine was developed
and, in 2000, AngloGold acquired a 50%
interest; and
•
in 2000, Ashanti acquired a 90% interest in the
Teberebie mine, adjacent to the Iduapriem mine.
From the end of 1999 to June 2002, commencing
with a sharp rise in the price of gold which led initially
to a liquidity crisis, Ashanti engaged in a process of
financial restructuring with its banks, hedge
counterparties and noteholders. In June 2002, the
company completed a financial restructuring which
involved entering into a new enlarged revolving credit
facility of $200 million: raising approximately
$42 million from the early exercise of 70% of its
warrants (which were previously issued to banks and
hedge counterparties and which were exchangeable
for shares); reaching agreement with hedge
counterparties for continued margin-free trading; and
raising $75 million through the issue to its largest
shareholder, Lonmin, of mandatorily exchangeable
notes (MENs).
Business combination between AngloGold
and Ashanti
The business combination between AngloGold
and Ashanti Goldfields Company Limited which
was originally announced on 16 May 2003 was
completed with effect from Monday, 26 April
2004, following the confirmation by the High
Court in Ghana on Friday, 23 April 2004, of the
scheme of arrangements, in terms of which
AngloGold acquired the entire issued share
capital of Ashanti. In terms of the business
combination, Ashanti shareholders received
0.29 ordinary shares or 0.29 ADSs of AngloGold
for every Ashanti share or Ashanti GDS (Global
Depositary Security) held. Each ADS represents
one ordinary AngloGold share. Ashanti became a
private company and a wholly owned subsidiary
of AngloGold, and AngloGold changed its name
to AngloGold Ashanti Limited on 26 April 2004,
the effective date of the transaction.
GROUP INFORMATION

GROUP INFORMATION

Developments since April 2004
Developments by the AngloGold Ashanti group
since April 2004 include:
•
on 1 July 2004, AngloGold Ashanti
announced that it had entered into an
agreement with Trans-Siberian Gold plc (TSG)
for the acquisition of a 29.9% stake in the
company through an equity investment of
approximately £18 million ($32 million) in two
subscriptions for ordinary shares. The first
tranche of ordinary shares of 17.5% was
acquired during July 2004. TSG is listed on
the London Stock Exchange’s Alternative
Investment Market (AIM). This first move into
Russia allows AngloGold Ashanti the
opportunity of establishing a meaningful
interest in a company with Russian assets and
activities, thereby allowing AngloGold Ashanti
to gain exposure to, and familiarity with, the
operating and business environment in
Russia, as well as being able to establish a
business within this prospective New Frontier.
On 23 December 2004, it was announced that
the second subscription had been delayed to
15 April 2005, while on 18 April 2005, the
second subscription date was extended by a
further two weeks to 29 April 2005. On 28
April 2005, the company announced that
agreement had been reached with TSG on
revised terms for the second subscription of
shares in TSG, and a revised subscription
price of £1.30 per share, compared to £1.494
per share agreed between the parties on
30 June 2004. The revised terms of the
subscription were approved by TSG
shareholders on 27 May 2005 and AngloGold
Ashanti’s 17.5% equity interest in TSG
increased to 29.9% on 31 May 2005, the date
on which the second subscription for
6,131,585 ordinary shares in TSG for an
aggregate consideration of £8 million
($15 million) was completed. The company’s
aggregate shareholding in TSG at
31 December 2005 was 12,263,170 ordinary
shares (29.9% interest held);
•
on 5 August 2004, AngloGold Ashanti
announced the sale of its Union Reefs assets
to the Burnside Joint Venture, comprising
subsidiaries of Northern Gold NL (50%) and
Harmony Gold Mining Company Limited
(50%), for a total consideration of A$4 million
($2 million). The Burnside Joint Venture is
responsible for all future obligations
associated with the assets, including
remaining site rehabilitation and reclamation;
•
in a joint announcement on 10 September
2004, AngloGold Ashanti confirmed its
agreement to sell its entire interest in Ashanti
Goldfields Zimbabwe Limited to Mwana
Africa Holdings (Proprietary) Limited for a
deferred consideration of $2 million. The sole
operating asset of Ashanti Goldfields
Zimbabwe Limited is the Freda-Rebecca
Gold Mine. The sale was effective on
1 September 2004;
•
on 11 October 2004, AngloGold Ashanti
announced that it had signed an agreement
with Philippines explorer Red 5 Limited to
subscribe for a 12.3% stake in the expanded
issued capital of Red 5 Limited for a cash
consideration of A$5 million ($4 million). The
placement is being used to fund the
exploration activities along strike from current

Mineral Resources at the Siana project, and to
test the nearby prophyry gold-copper targets
in the Surigao region of the Republic of the
Philippines. On 26 August 2005, AngloGold
Ashanti subscribed for additional shares in
Red 5 Limited for a cash consideration of
A$0.8 million ($0.6 million), thereby increasing
its holding to 14.1%. For a period of two years
commencing in October 2004, AngloGold
Ashanti has the right to enter into joint venture
arrangements on Red 5’s tenements
(excluding the Siana project) with the potential
to earn up to a 67.5% interest in areas of
interest through further investment and
exploration in these joint venture areas. The
company has not yet entered into such joint
venture arrangements;
•
in 2004, Queenstake approached the Jerritt
Canyon Joint Venture partners, AngloGold
and Meridian Gold, about the possibility of
monetising all or at least a majority of the
$6 million in deferred payments and
$4 million in future royalties, payable in the
concluded sale of AngloGold’s interest in the
Jerritt Canyon Joint Venture to Queenstake
Resources USA Inc., effective 30 June 2003.
Based on the agreement reached between
the parties, on 25 August 2004, AngloGold
Ashanti was paid approximately $7 million for
its portion of the deferred payments and
future royalties, thereby monetising all
outstanding obligations, except for a minor
potential royalty interest that AngloGold
Ashanti retained;
•
agreement was reached to sell AngloGold
Ashanti’s 40% equity interest in Tameng Mining
and Exploration (Pty) Limited of South Africa
(Tameng) to Mahube Mining (Pty) Limited for a
cash consideration of R20 million ($3 million).
Tameng owns certain mineral rights to platinum
group metals (PGMs) on the farm Locatie Van
M’Phatlele KS 457, on the northern limb of the
Bushveld Complex in the Limpopo Province in
South Africa. The sale was effective on
1 September 2004;
•
AngloGold Ashanti completed a substantial
restructure of its hedge book in January 2005,
details of which are available in the December
2004 quarterly report which is available on the
corporate website;
•
on 26 January 2005, AngloGold Ashanti
signed a three-year revolving credit facility for
$700 million. For full details, see note 31 on
page 174;
•
on 29 April 2005, AngloGold Ashanti
announced the conditional sale of
exploration assets in the Laverton area in
Australia, comprising the Sickle royalty of
$30 per ounce, the Child Harold prospect,
various 100% AngloGold Ashanti Australia-
owned interests including the Lord Byron
and Fish projects as well as its interests in
the Jubilee, Black Swan and Jasper Hills
joint ventures to Crescent Gold Limited, for a
total consideration of A$4 million ($3 million).
A$0.3 million ($0.2 million) was payable on
the execution of a binding sale and purchase
agreement, A$1 million ($0.8 million) is
payable in Crescent Gold shares and
A$3 million ($2 million) is payable in cash, on
or before 15 December 2006. Following this
announcement, a decision was taken to
accept a cash consideration of A$1 million in
lieu of shares in Crescent Gold Limited;
•
AngloGold Ashanti's board approved, on
26 January 2005, a $121 million expansion
project at the company's Cuiabá mine in
south-eastern Brazil. The project will
focus on the deepening of the mine to
access the Serrotinho and Fonte Grande
GROUP INFORMATION

orebodies located below the existing mine,
which accounts for 60% of the total Mineral
Resource at Cuiabá. It is anticipated
that production will increase from the
current 190,000 ounces per annum to
250,000 ounces per annum at an estimated
cost of $169 per ounce over the life of the
project and would extend the life of mine
profile by six years to 2019;
•
on 19 July 2005, Aflease Gold and Uranium
Resources Limited (Aflease) announced that
it had purchased from AngloGold Ashanti, its
Weltevreden mine in exchange for Aflease
shares in a transaction valued at R75 million
($11 million). On 19 December 2005, Aflease
was acquired by sxr Uranium One
Incorporated (formerly Southern Cross
Incorporated);
•
the Director-General of Minerals and Energy
notified AngloGold Ashanti in August 2005
that application for the new order mining
rights in terms of the South African Mineral
Resources and Petroleum Development Act
had been granted. AngloGold Ashanti is of
the conviction that the new mineral rights
dispensation seeks to begin to remedy the
economic legacy of apartheid by ensuring
that economic opportunity becomes
available to increasing numbers of South
African citizens, while simultaneously seeking
to maintain local and international economic
confidence, and to promote economic
growth;
•
on 11 August 2005, AngloGold Ashanti
announced that it had disposed of its
La Rescatada project to Arunani SAC, a
local Peruvian corporation, for a total
consideration of $12.5 million, with an option
to repurchase 60% of the project should
economically viable reserves in excess of
2 million ounces be identified within three
years. The exploration project is located
approximately 800 kilometres south-east of
the city of Lima in Peru; and
•
on 27 February 2006, AngloGold Ashanti
announced that it had signed an agreement
with China explorer, Dynasty Gold Corporation,
to acquire an effective stake of 8.7% in that
company, through the purchase of 5.75 million
Dynasty units at a price of C$0.40 each. Each
unit will consist of one common share and one-
half common share purchase warrant,
exercisable at a price of C$0.60 per unit for two
years.
In each of the above matters, the investor public
was duly informed through the prescribed routes
by the stock exchanges on which the company
is listed.
GROUP INFORMATION

Products
AngloGold Ashanti’s main product is gold. A small
portion of its revenue is derived from the sales of
silver, uranium oxide and sulphuric acid.
AngloGold Ashanti sells its products on world
markets.
Gold market
The gold market is relatively liquid compared with
many other commodity markets. Physical
demand for gold is primarily for fabrication
purposes, including jewellery (which accounts for
almost 80% of fabricated demand), electronics,
dentistry, decorations, medals and official coins.
In addition, central banks, financial institutions
and private individuals buy, sell and hold gold
bullion as an investment and as a store of value.
The use of gold as a store of value (a
consequence of the tendency of gold to retain its
value in relative terms against basic goods, and
particularly in times of inflation and monetary
crisis) and the large quantities of gold held for this
purpose in relation to annual mine production
have meant that, historically, the potential total
supply of gold is far greater than demand at any
one time. Thus, while current supply and demand
play some part in determining the price of gold,
this does not occur to the same extent with other
commodities. Instead, the gold price has from
time to time been significantly affected by macro-
economic factors such as expectations of
inflation, interest rate changes, exchange rate
changes, changes in reserve policy by central
banks, and by global or regional political and
economic events. In times of price inflation and
currency devaluation, gold is often bought as a
store of value, leading to increased purchases
and support for the price of gold.
Changes in exchange rates against the dollar
particularly affect levels of demand for gold in
non-US economies. In South East Asia, for
example, during the mid-1990s strong local
currencies encouraged robust gold demand due
to low real gold prices in local currencies. In
contrast, when South East Asian currencies fell
sharply against the dollar in 1997, the local
currency values of gold increased proportionally,
and wholesale selling of the metal ensued in the
region. Recoveries in Asian currencies since 1999
have resulted in a decline in gold prices in these
currencies, which in turn has led to a rise in gold
demand in Asian countries to previous levels. In
the investment market, a strong dollar during the
1990s had a negative effect on investment
demand for gold in developed economies. Since
2001, the weakness in the dollar has been an
encouragement to investors to buy gold.
While political and economic crises can have
either a positive or negative impact on gold, this is
not inevitable. As a recent example of this, in
1998, despite negative sentiment caused by the
Russian financial crisis and ensuing corrections in
the capital markets worldwide, the price of gold
remained stable. By contrast, more recent
political events in the Middle East have helped to
drive the gold price higher.
The market in 2005
New levels of investor and speculator interest in
gold during 2005 led to the gold price reaching
25-year highs. Despite a lull at the beginning of
2005, investor interest in gold resumed and
significantly exceeded that of 2004. This was
most marked towards the end of the year, the
fourth year of the current rally in the gold price.
The average gold price for the year was $445 per
ounce, an increase of 9% on 2004. In January
2006, the gold price reached a 25-year high of
$567 per ounce.
The weaker dollar in the first half of 2005
continued to influence the dollar gold price.
However, this relationship did not apply during the
second half of the year when the gold price
strengthened in spite of a stronger dollar. A
significant feature of the year was the break in the
four-year link between the gold price and the
dollar/euro exchange rate, and a material increase
in the gold price in non-US dollar terms for the
first time in the current gold price cycle. After
averaging
a325 per ounce for the past four years,
the gold price reached a high of
a457 per ounce
on 12 December.
The resurgence in the dollar also contributed to a
shift in the local currency and the rand weakened
against the US dollar for most of the year. At its
weakest point of R6.96/$1, the South African
currency had lost some 19% against the dollar
since the beginning of January 2005, when the
exchange rate reached R5.64/$1. The rand
however strengthened towards the end of the
year and recouped most of its intra-year losses,
averaging R6.35/$1 for the year, compared to an
average of R6.42/$1 for 2004. The relative
weakness of the rand during the second half of
the year, together with the strong spot price of
gold in US dollars, resulted in sharply higher rand
gold prices which peaked at R111,000 per
BUSINESS OVERVIEW
The gold market

BUSINESS OVERVIEW –
THE GOLD MARKET

kilogram in December, providing some relief for
South African gold producers.
Several circumstances outside of currency
markets encouraged interest in gold during the
year. Probably the most direct influence on
sentiment came from the oil market, where
particularly supply disruptions caused by
hurricane damage in the USA pushed the spot
price of benchmark West Texas Intermediate up
to a record price of $70/barrel in early September.
Speculation over the likely impact of increases in
the oil price on inflation and on global economic
growth led to increased buying interest in gold,
and there was a correlation between increases in
the gold price and the spot price of oil during the
second half of the year.
Although expectations of rising inflation rates are
often used to justify higher gold prices, there is
little conclusive evidence of an increased threat of
inflation at present, notwithstanding base metal,
commodity and energy price increases in recent
years. While headline inflation in the USA rose
towards the end of the year, this was due largely
to the impact of higher retail pump prices for
gasoline, and annual core inflation in the
US remains a little over 2%. Most recently, core
inflation in Europe remains below 2%.
Nevertheless, the impact of higher oil prices has
introduced a sense of uncertainty about the
health of the global economy, which continues to
encourage interest in gold among both investors
and speculators.
Speculative demand
To measure the extent of investor interest in the
metal, the open position on the New York Comex,
and the holdings of the gold exchange traded
funds (ETFs) should be considered together. The
Comex continued to be the most direct predictor
of gold spot price movement for much of the year,
with the spot price of metal tracking changes in
the buying interest on that exchange until the final
quarter of the year. The net open position on the
Comex peaked in October 2005 at a little over the
previous record level set in April 2004 of over
22 million ounces net long (685 tonnes net long),
and this sustained long position on Comex has
helped to keep the gold price firm and rising. To
the net open Comex interest should be added
aggregate investor holdings in gold ETFs, which
by January 2006 amounted to some 13 million
ounces or 400 tonnes of gold. These ETF
holdings were accumulated mostly during the
past 12 months, and predominantly from the
launch of the New York Stock Exchange’s
streetTRACKS fund in late 2004. The combined
Comex and ETF holdings today exceed 30 million
ounces, or almost 950 tonnes of gold in net
investment and speculative positions in
developed markets.
Demand
Physical offtake of gold continued to improve
during the year. Demand fell back under the
weight of the rising gold price during the final
quarter of 2005, but overall figures for fabrication
offtake for the year remained positive.
Consumption of gold in jewellery increased by 5%
for the year, largely on the back of strong growth
in India and the Middle East. In India, general
economic growth has translated to better
demand on a wide front and during the first half of
2005, that market was able to adjust to higher
and more volatile gold prices, although Indian
offtake was to fall sharply during the final quarter
of 2005. Improved offtake in the Middle East was
sustained throughout the year, primarily on the
back of increased oil revenue in that region. There
was growth in demand for gold jewellery in both
Turkey and China too. As has been the case for
some time, however, the offtake of gold jewellery
in the developed markets of the United States,
Europe and Japan remained disappointing.
Net bullion supply on the market was higher,
driven particularly by a year-on-year increase
of over 40% in official sales of gold, to 663
tonnes for 2005, and significantly reduced de-
hedging by gold producers. The market returned
to an over-supply position during the second half
of 2005.
With investment demand still positive for gold, the
final balance of supply and demand in the gold
market will remain of secondary importance.
Investor and speculation purchases on the margin
will continue to be the price-determining force in
the gold market. However, in the longer term it is
important that physical demand is healthy given
the ability of the physical market to provide
offtake and floor price support at times when
investor or speculator interest weakens.
Official sector
The most significant issue for gold in the official
sector in 2005 was the proposal made by certain
members of the International Monetary Fund (IMF)
during 2005, to sell outright a portion of the gold
reserves of the IMF to provide debt relief for
heavily indebted poor countries. While this
proposal contributed to a measure of negative
sentiment in the gold market at the time, the

announcement by the G8 that such a debt relief
programme would not be funded by either a
revaluation or sale of the gold reserves of the IMF,
removed the uncertainty that IMF sales might cap
the gold market in the future.
Hedging
As at 31 December 2005, the net delta hedge
position of AngloGold Ashanti was 10.84 million
ounces or 337 tonnes, valued at the spot price of
gold on that date of $517 per ounce. The marked-
to-market value of the hedge position at this date
was negative $1.941 billion. The increase in the size
and negative value of the hedge in the latter half
of the year was due mainly to the increase in the
spot price of gold against which the hedge is
valued, which was 19% higher at the end of 2005
than the spot price of $435 per ounce at which
the hedge had been valued at 31 December
2004.
Marketing channels
Gold produced by AngloGold Ashanti’s mining
operations is processed to saleable form at various
precious metals refineries. Once refined to a saleable
product – either a large bar weighing approximately
12.5 kilograms and containing 99.5% gold, or
smaller bars weighing 1.0 kilograms or less with a
gold content of 99.5% and above – the metal could
be sold by the refineries to the bullion banks or
directly by the company to the bullion banks, and the
proceeds are paid to the group.
Bullion banks are registered commercial banks that
deal in gold. They participate in the gold market in
buying and selling gold and distribute physical gold
bullion bought from mining companies and
refineries to physical offtake markets worldwide.
Bullion banks hold consignment stocks in all major
physical markets such as India or South East Asia
and finance such consignment stocks from the
margins charged by them to physical buyers, over
and above the amounts paid by such banks to
mining companies for the gold.
Where forward sales contracts exist against which
AngloGold Ashanti delivers the physical product,
the same channel of the refinery is used. In this
case, the refinery does not sell the metal on the
group’s behalf, but instead delivers the finished
gold bars to the bullion bank with which the
group’s forward contract is held. The physical
delivery to the counterparty bank of the appropriate
amount of gold fulfils AngloGold Ashanti’s
obligations under the forward contract, and
AngloGold Ashanti is paid for this gold by the relevant
bullion bank, at the price fixed under the forward
contract, rather than at the spot price of the day.
Gold market development
The challenge for marketing gold is significant.
This is especially so given that demand for gold
jewellery in many developed markets has declined
materially in the past five years, with gold jewellery
sales losing ground to other luxury consumer
goods in developed markets.
AngloGold Ashanti is committed to growing the
market for gold. The group’s marketing programme
aims to increase the desirability of its product, to
sustain and grow demand, and to support the
deregulation of the market in key economies.
During 2005, AngloGold Ashanti spent some
$13 million on gold marketing initiatives, of which
66% was spent through the World Gold Council
(WGC). Gold marketing expenditure by AngloGold
Ashanti in 2004 and 2003 amounted to
$15 million and $19 million, respectively.
Independently of its support for the WGC, AngloGold
Ashanti is active in a number of other marketing
projects that support gold. It remains the only gold
group in the world to have committed this level of
resources to the marketing of the metal it produces.
Downstream initiatives have included GoldAvenue, an
internet venture selling gold jewellery, established
between AngloGold Ashanti, JP Morgan Chase and
Pamp MKS of Geneva in 2000. This venture
continued to sell gold jewellery by catalogue
and website until early 2004, after which it was
wound up.
The United States remains an important focus
market for AngloGold Ashanti's marketing initiatives,
due to its value and influence on gold jewellery
retailing trends. However, AngloGold Ashanti now
includes in its international marketing initiatives the
emerging markets of India and China. In both of
these markets, gold jewellery purchases have a
traditional or cultural motivation. Among modern
urban consumers in India and China, however,
gold jewellery is increasingly competing for
consumer spend with other luxury goods.
Initiatives in India and China therefore focus on
the modernisation of retail channels for gold
jewellery consumption and on the development of a
modern product offer which can sustain and grow
consumer interest in gold jewellery purchases for
non-traditional reasons.
BUSINESS OVERVIEW –
THE GOLD MARKET

BUSINESS OVERVIEW –
THE GOLD MARKET

AngloGold Ashanti holds a 25% stake in
OroAfrica, the largest manufacturer of gold
jewellery in South Africa, as an investment in the
downstream beneficiation of gold in South Africa.
AngloGold Ashanti and OroAfrica have co-
operated in a number of projects, including
OroAfrica’s development and launch of an African
gold jewellery brand. An important strategic step
has been the establishment of a Jewellery Design
Centre at OroAfrica at a cost of $250,000. The
purpose of the Centre is to generate new gold
jewellery designs, and to improve product
standards through technology, design and
innovation. The Centre has been used during the
past year to develop a new range of gold jewellery
with an African theme. The Design Centre was
commissioned by the South African Parliament in
2003 to manage the fabrication of the new
Parliamentary mace to celebrate the tenth year of
democracy in South Africa. The mace was
successfully completed and presented to
Parliament in 2003.
Also in the area of design innovation, AngloGold
Ashanti’s Riches of Africa Gold Jewellery Design
Competition was established in 1998 to
showcase South African jewellery designers, to
enhance jewellery manufacturing technical skills in
South Africa, and to support the local gold jewellery
industry. Training workshops for competition
entrants are held each year, while the award-
winning works are exhibited and used in fashion
shows and other events both locally and abroad.
The 2005 competition attracted a record total of
559 entrants and a record number of student and
professional jewellers attended training workshops
held by AngloGold Ashanti in Johannesburg,
Cape Town and Durban.
A biennial gold jewellery design competition in
Brazil, the Designers Forum, was launched by the
group in 2002. It was the first such competition
in that country. The competition generated
unprecedented interest in 2004, with a high
quality of design and craftsmanship and some
650 projects involved. From these, 33 pieces
were selected for the collection.
The Gold of Africa Museum was inaugurated in
2001 in Cape Town with the permanent
endowment of the Barbier Mueller collection of
West African gold objects purchased by the
company in 1998. The museum also serves as a
training facility in the jewellery industry in Cape
Town. The museum continues to attract a growing
number of visitors, and to provide special visits for
school groups in the Cape Town area.
Other South African projects in 2005 include the
launch of a scheme to provide cost-effective
financing for South African gold jewellery
manufacturers, in partnership with Gold Fields
Limited, BAE Systems/Saab (through defence
contract offset obligations) and Standard Bank.
The scheme aims to lower the cost of financing
gold working inventory to manufacturers,
thereby enabling them to compete more
effectively in international markets. In 2005,
AngloGold Ashanti also worked in conjunction
with the Department of Trade and Industry (DTI),
the Industrial Development Corporation of
South Africa (IDC) and the WGC to produce a
publication on the gold industry in South Africa
entitled 'Gold in South Africa: Mining, Refining,
Fabrication and Trade'. This publication is
intended to provide a source of reference on the
gold industry in South Africa and is the first
attempt to collate data on the South African
gold industry in all of its various activities.
AngloGold Ashanti and Mintek, South Africa’s
national metallurgical research organisation,
launched Project AuTEK in 2002 to research and
develop industrial applications for gold. Project
AuTEK has developed a gold-based catalyst for
the oxidation of carbon monoxide at ambient
temperatures. Mintek has carried out pilot-scale
catalyst production tests. Negotiations for the
commercial production of the catalyst have
commenced.
An important feature in many of AngloGold
Ashanti’s marketing projects has been the
beneficiation of gold, particularly in South Africa.
AngloGold Ashanti’s commitment to adding value
to gold extends beyond mining and aims to
contribute towards the upliftment of people and
the sustainability of communities.
AngloGold Ashanti remains a sponsor of the
Atteridgeville Jewellery Project, established in 2000
by the Vukani Ubuntu Community Development
Project to create opportunities in the jewellery
industry in South Africa for the previously
disadvantaged through training and development. In
2004, the company also sponsored the expansion of
the Soweto Jewellery School to enable it to double
its intake of students from 2005.

AngloGold Ashanti, with the exception of the former
Ashanti mines in Ghana, reported a sound operating
performance for the 2005 financial year; this did not,
however, translate into an improved financial
performance.
Results for the year
•
Average dollar gold spot price at $445 per
ounce, 9% higher than 2004.
•
2005 received gold price increased by 11%
to $439 per ounce.
•
Adjusted gross profit up by 6% to $469 million.
•
Adjusted headline earnings decreased by
26% to $200 million or 76 US cents per
share, from $271 million or 108 US cents per
share in 2004.
•
A final dividend of 62 South African cents per
share or approximately 10 US cents per share
was declared, resulting in a total dividend for
2005 of 232 South African cents or
approximately 36 US cents per share.
•
Return on net capital employed decreased
from 8% to 5%.
•
Return on equity decreased from 7% to 4%.
•
Gold production from continuing operations
was 6% higher at 6.2 million ounces, largely
owing to increased production from the
Australia, Ghana and Guinea operations. Their
contribution was partially offset, however, by
planned reductions in production at the South
African operations.
•
Total cash costs increased by 6% to
$281 per ounce, largely owing to the impact
of stronger operating currencies, inflation
and lower grades mined in the year.
•
Ore Reserves down 20% to 63 million ounces
and Mineral Resources 19% lower at 176 million
ounces as at the end of December 2005.
Exchange rates
The average exchange rate for the year ended
31 December 2005 was R6.37:$1 compared with
R6.44:$1 in 2004. The average value of the
Australian dollar versus the US dollar for 2005 was
A$1:$0.76 compared with A$1:$0.74 in 2004.
Gold production
The increase in production of 6% to 6.2 million
ounces was largely a result of a full year’s attributable
production from the former Ashanti mines in Ghana
and Guinea, and higher production at Sunrise Dam,
Morila, Mponeng and Navachab. This increase was
partially offset by reduced production from the
underground operations in South Africa.
Production from the South African operations
decreased by 6% to 2.68 million ounces mainly as
a result of the following:
•
a drop in the grade and volume mined at
TauTona due to a reduction in face advance
as a result of geological complexity;
•
declines at Tau Lekoa offset by improved
grades;
•
a decrease in the volumes mined at Savuka
as the mine nears closure; and
•
the lower grades mined at Great Noligwa.
•
these were offset by improvements at Mponeng
where the recovered grade increased by 12%
and production by 17%.
Australia’s production was 45,000 ounces higher
at 455,000 ounces as a result of a 1% decrease
in tonnes treated and a 12% improvement in
grade to 3.9g/t.
Production in Brazil increased by 12,000 ounces.
At AngloGold Ashanti Mineração production was
4% higher at 250,000 ounces as a result of the
increased tonnages treated, despite this being of
a lower grade. Serra Grande production was 2%
higher at 96,000 ounces, a result of increased
higher grade tonnage.
The Ghanaian operations produced 680,000 ounces
for the year compared with 485,000 ounces for
the eight months to 31 December 2004. Although
production at Obuasi totalled 391,000 ounces,
this was hampered by a 9% decline in grade
mined to 4.77g/t. Also exacerbating the situation
were equipment failures, shortages and adverse
weather conditions. Production of 115,000 ounces
at Bibiani was also constrained by a 22% decline
in grade to 1.45g/t. Mining activities here are
nearly complete. At Iduapriem, attributable
production was 174,000 ounces at a yield of
1.71g/t.
At Siguiri in Guinea, attributable gold production
increased to 246,000 ounces for the year compared
with 83,000 ounces for the eight months to
December 2004. This increase was mainly due to
the processing of the ore through the new
CIP plant.
Financial review

BUSINESS OVERVIEW –
FINANCIAL REVIEW

Gold production in Mali increased by 11% or
53,000 ounces to an attributable
528,000 ounces. This was mostly a result of a
28% increase in attributable production at Morila
to 262,000 ounces, with the average yield
increasing by 22% to 5.41g/t. Attributable gold
production at Yatela rose to 98,000 ounces
although grade declined to 2.99g/t. At Sadiola,
attributable production declined by 3% to
168,000 ounces as milled tonnages decreased
and grade declined.
In Namibia, Navachab produced 81,000 ounces,
which was 21% up on 2004 with an increase in
yield of 29% to 2.05g/t. This increase occurred
despite the equipment failures experienced during
the year.
At Geita in Tanzania, gold production increased
by 8% to 613,000 ounces, largely as a result of
the increased tonnage treated although grade
declined to 3.14g/t. The move to owner-mining
was completed during July 2005.
Gold production at Cripple Creek & Victor in the
United States remained steady at 330,000
ounces, mainly owing to the slightly higher
recoveries obtained from the increased tonnages
processed.
Income statement
Gold income
The average spot price of $445 per ounce for the
year was 9% higher than that in 2004. However,
in rand terms, the average spot price was 7%
higher at R91,154 per kilogram. The received gold
price increased by $45 per ounce or 11% to
$439 per ounce.
Gold income increased by 14%, rising from
$2,309 million in 2004 to $2,629 million in 2005.
This increase was primarily a result of the
improvement in the received price of gold and the
increase in ounces sold.
Cost of sales
Cost of sales rose by 20% from $1,924 million in
2004 to $2,311 million in 2005. This was largely
attributable to currency and inflationary effects,
with the latter resulting from increased mining
contractor costs and higher diesel, fuel, transport
and electricity prices.
Cost of sales changes can be further analysed as
follows:
•
total cash costs increased to $1,768 million
in 2005 from $1,549 million in 2004 (or from
$264 per ounce to $281 per ounce), despite
the 6% increase in production to 6.2 million
ounces in 2005. Of the $17 per ounce
increase in total cash costs, $4 per ounce
related to stronger operating currencies
relative to the dollar, $19 per ounce to
inflation, and $8 per ounce to lower grades.
Cost savings initiatives helped to negate
this by $14 per ounce. The stringent savings
programme was designed to eliminate
$110 million in costs by the end of 2005 but had
the effect of achieving savings of $160 million.
•
retrenchment costs were $26 million in 2005
compared with $7 million in 2004. These
costs were incurred as a result of a general
cost efficiency drive, the benefits of which
will be felt in coming years; the downsizing of
operations at Savuka as it moves to closure,
and staff reductions at other South African
mines;
•
rehabilitation and other non-cash costs
increased by $35 million compared with
the
previous year, largely because of
changes to estimates and a reassessment of
the processes to be undertaken to complete
the group’s restoration obligations;
•
the amortisation of tangible assets at
$503 million was $123 million higher than in
2004. This increase is largely attributable to
a
full year’s amortisation of the former
Ashanti assets and a reassessment of the useful
lives; and
•
inventory movement increased by $10 million
in 2005 compared with an increase of
$18 million in 2004. The favourable movement
in inventory arose mainly as a result of the
increase in heap-leach inventory at Cripple
Creek & Victor in the United States and grade
streaming at Siguiri in Guinea which resulted
in more ore being milled than was mined.
Other expenses
•
Corporate and other administration expenses
increased by $13 million on the previous year to
$64 million, as the costs associated with the
former Ashanti corporate offices were accounted
for the full 12 months. In addition, corporate
costs were further adversely affected by the
strengthening of local currencies against the
dollar in a largely rand-driven cost area.

•
Market development costs amounted to
$13 million, most of which was spent through
the World Gold Council.
•
Exploration continued to focus around the
operations in the countries in which the
group operates, namely, Argentina, Australia,
Brazil, Ghana, Guinea, Tanzania, Mali,
Namibia, South Africa and the USA. In
addition, exploration activities are moving to
new prospects in the Democratic Republic of
Congo, Colombia, Alaska, China, Mongolia
and Russia. The spend for 2005 was
$79 million of which $45 million was for
greenfields exploration. The decrease in
exploration costs of $1 million on the
previous year was a result of reduced
expenditure in brownfields areas.
•
The change in international accounting
standards from 1 January 2005 resulted in
the amortisation of goodwill reducing to nil.
Goodwill is no longer amortised but is
considered for impairment on an annual
basis.
•
Non-hedge derivatives recorded a loss in the
current year of $135 million compared to a
loss of $142 million in the previous year. The
loss is primarily a result of the revaluation of
non-hedge derivatives resulting from
changes in the prevailing spot gold price,
exchange rates, interest rates and greater
volatilities compared with the previous year.
•
Other operating expenses include post-
retirement medical provisions mainly in South
Africa of $9 million and other employment
costs of $11 million.
•
The group incurred operating special items of
$77 million arising from an impairment of
various assets in Ghana of $38 million at
Bibiani, abandoned development in South
Africa of $6 million, the reduced value of the
tax concession in Ghana (following a
reduction in tax rates) of $20 million, as well
as cancellation fees on the termination of
contract mining at Geita and the settlement
of various indirect tax disputes, which was
offset by the profit on disposal of various
exploration properties.
Operating (loss) profit
The group incurred an operating loss in 2005 of
$36 million compared with a profit of $102 million
in 2004, caused mainly by the increase in
cost of sales, increased impairment, contract
cancellation fees on the transition to owner-
mining and the effects of the unrealised loss on
the hedges.
Adjusted gross profit increased by 6%, from
$441 million to $469 million. Factors affecting
adjusted gross profit positively were the
significantly higher gold price, which contributed
$45 per ounce, and a full year’s results from the
former Ashanti operations, which contributed
$29 million. On the negative side was inflation,
which reduced profit by $96 million, lower grades
mined $32 million, lower volumes mined $7 million
and local operating currencies which strengthened
marginally relative to the dollar. Amortisation costs
increased due to the reassessment of useful lives
and increased capital expenditure.
Loss attributable to equity shareholders
Loss attributable to equity shareholders includes
an operating loss of $36 million as well as the
following:
•
interest received, which decreased by
$24 million to $25 million, mainly as a result
of the reduction in funds due to the
expanded capital expenditure programme
and cash required to complete the hedge
restructuring in the early part of the year;
•
finance costs, which increased by $21 million to
$108 million, mostly as a result of interest due on
overdrafts and bank loans, and the convertible
bond. The unwinding of the decommisioning
and restoration obligations amounted to
$9 million for the current year compared to
$8 million in the previous year;
•
the taxation credit was lower at $36 million
compared with a credit of $41 million in 2004,
primarily a result of the reduced earnings for the
year and changes in the estimated deferred tax
rate arising from reductions in corporate tax
rates in South Africa and Ghana. This credit has
a substantial positive effect on adjusted
headline earnings;
•
the minorities’ share of earnings of $23 million;
and
•
adjusted headline earnings decreased by
26% from $271 million to $200 million.
Factors affecting adjusted headline earnings
were mainly the factors affecting adjusted
gross profit and the increases in corporate
and net operating expenses, reduced interest
received and increased finance costs.
BUSINESS OVERVIEW –
FINANCIAL REVIEW

BUSINESS OVERVIEW –
FINANCIAL REVIEW

Cash flow
Operating activities
Cash generated from operations was a combination
of losses before taxation of $160 million as set out
in the income statement, adjusted for movements
in working capital and non-cash flow items. The
most significant non-cash flow items were the
movement on non-hedge derivatives of
$262 million and the amortisation of tangible
assets of $503 million.
Cash generated from operations of $699 million
was reduced as a result of the closure and
subsequent environmental and tailings activity
costs at Ergo of $31 million; environmental,
rehabilitation and other expenditure of $16 million;
costs associated with the termination of an
employee benefit plan of $10 million, and mining
and normal taxes paid of $30 million.
Net cash inflow from operating activities was
$612 million in 2005, which is 15% higher than
the amount of $534 million recorded in 2004. The
increase was mainly a result of the higher average
gold price received for the year which in turn
resulted in increased receipts from customers.
Investing activities
Funds of $612 million generated from operating
activities were used to grow the group and a sum
of $722 million was invested in capital projects.
Total capital expenditure during 2005 was
$137 million higher than in 2004, mainly due to
the conversion to owner-mining in Tanzania, the
inclusion of the former Ashanti operations for a full
12 months and the bringing to commercial
production by January 2006 of the Moab
Khotsong mine.
Capital expenditure in Namibia declined to $5 million
in 2005 from $21 million in 2004. The high levels of
expenditure in 2004 was a consequence of the
conversion at Navachab from contractor-mining to
owner-mining. In South Africa, capital expenditure
increased by 4% to $347 million. In Australia, capital
expenditure increased from $28 million to $38 million,
primarily because of the Sunrise Dam trial
underground mining project.
Capital expenditure in the United States
decreased from $16 million to $8 million as a
result of the higher expenditure in 2004 on the
expansion project at Cripple Creek & Victor.
Investments acquired during 2005 include an
additional stake in Trans-Siberian Gold plc at a
cost of $15 million, increasing the investment in
the Russian venture to 29.9%, and an increase in
investments in the Rehabilitation Trust Funds
established by AngloGold Ashanti in compliance
with regulatory requirements.
Proceeds from the disposal of investments,
tangible and discontinued assets amounted to
$13 million. This related to the disposal of assets
and discontinued assets arising from the cessation
of operations at Ergo and various smaller exploration
properties in Australia and Peru.
Cash outflows resulting from the restructuring of
the AngloGold Ashanti hedge book amounted to
$69 million. The net cash outflow after investment
activities amounted to $771 million.
Financing activities
The net cash flows from financing activities
increased by $50 million to an inflow of $82 million
in 2005 (inflow of $32 million in 2004):
•
Proceeds from borrowings during 2005
amounted to $659 million, and included a
$470 million drawdown on the $700 million
syndicated loan facility, other short-term
money market borrowings of $129 million
and other sundry amounts.
•
Repayment of borrowings included
$265 million on the $600 million syndicated
loan facility which was cancelled and
$15 million on the new $700 million
syndicated loan facility. Other loan
repayments included normal scheduled
payments in terms of loan agreements.
Dividend payments totalling $169 million were
made during the year, compared with the dividend
paid in 2004 of $198 million.
On 27 January 2005, AngloGold Ashanti
announced the signing of a new three-year loan
facility agreement for $700 million to replace the
existing $600 million facility which matured in
February 2005. The facility was used to repay the
maturing facility of $600 million ($265 million
drawn as at 31 December 2004) and for general
corporate purposes. This new facility reduced the

group's effective cost of borrowings, as the
borrowing margin over LIBOR reduced from 70 to
40 basis points. The facility was arranged with a
number of AngloGold Ashanti's relationship
banks. The group expects to finance the
repayment of debt of $188 million which is
scheduled to mature in 2006 from existing cash
resources, cash generated from future operations,
existing debt facilities and, potentially, future debt
facilities and debt instruments.
The net result of AngloGold Ashanti’s operating,
investing and financing activities was a net cash
outflow of $77 million which, when deducted from
the opening balance of $289 million, and a negative
translation of $3 million, resulted in a closing cash
and cash equivalents balance of $209 million.
Overview of the hedge book
AngloGold Ashanti actively manages its
hedged commitments under changing market
circumstances. The company believes that
market circumstances favourable to the gold
price are likely to remain in place for some time.
Following the completion in January 2005 of a
substantial restructuring of the hedge book, as
well as the restructuring of the Geita hedge book
during the year, the hedge book now stands at
10.8 million ounces. This represents cover equal
to 35% of five years’ forecast production spread
over a ten-year period.
Recent developments
•
On 26 October 2005, AngloGold Ashanti
announced that it welcomed the announcement
by Anglo American plc that it intended to
provide AngloGold Ashanti with greater
flexibility to pursue its strategy by deciding
to reduce its shareholding in the company,
whilst still intending to remain a significant
shareholder in the medium term.
•
The board of directors has approved the
Boddington expansion project.
•
The group’s associate, Trans-Siberian Gold
plc, announced the intended development at
its Asacha operation, which is subject to
completion of project financing, and
expected to start underground development
in August. The total capital and pre-
production costs of the Asacha project are
estimated at $90 million of which $22 million
has already been spent, leaving $68 million
to be funded through project finance and
equity or an equity-linked instrument. The
group has agreed to participate in this funding
to maintain its shareholding.
•
AngloGold Ashanti announced on 27 February
2006 that the group had acquired an effective
interest of 8.7% in Dynasty Gold Corporation,
an exploration company with projects in China,
with a $2 million private placement in shares
and warrants.
Outlook
AngloGold Ashanti expects production to decline
marginally to within a range of 5.9 million ounces to
6.1 million ounces, as Bibiani phases into a tailings-
only operation in combination with the forecast
closure of Savuka. Total cash costs are anticipated to
be between $285 per ounce and $293 per ounce,
based on the following exchange rate assumptions:
$/R6.50, A$/$0.76, BRL/$2.40 and ARS/$2.96.
Capital expenditure for the year is estimated to be
between $786m and $818m and will be managed in
line with profitability and cash flow. The depreciation
and amortisation charge for 2006 is estimated to be
approximately $577 million.
Based on current business planning, in 2007,
AngloGold Ashanti expects its gold production to
increase to between 6.3 million ounces and
6.5 million ounces. This growth will be driven
primarily by forecast increased production at the
following operations:
•
in South Africa, production at Moab Khotsong is
expected to increase by approximately 80% in
line with the development plan;
•
in Australia, Sunrise Dam production should
increase by approximately 25% as the higher
grade GQ lobe is accessed;
•
in Brazil, at AngloGold Ashanti Mineração,
production is anticipated to increase by
almost 40% as a consequence of the Cuiabá
deepening project;
•
in Ghana, both Iduapriem and Obuasi should
see planned increases in production of
between 10% and 15% respectively; and
•
in Tanzania at the Geita mine, production is
forecast to rise by over 50% due to mining in
the higher grade Nyankanga Cut 4.
These forecast increases in production offset
planned reduced production at Tau Lekoa in
South Africa, Bibiani in Ghana, Yatela in Mali and
at Cripple Creek & Victor in the United States.
BUSINESS OVERVIEW –
FINANCIAL REVIEW

REVIEW OF OPERATIONS
Introduction

Products and geographic locations
AngloGold Ashanti's main product is gold. An
insignificant portion of its revenue is derived from
the sale of silver, uranium oxide and sulphuric
acid. AngloGold Ashanti sells its products on
world markets.
The company has 21 operations in 10 countries
around the world (see map). While these
operations are managed on a regional basis,
they are reported on country-by-country.
Operating review
Overall gold production in 2005 rose to
6.2 million ounces, an increase of 6% on the
previous year. No new operations came into
production in 2005, while the Ergo facility in South
Africa was closed and the Savuka mine, also in
South Africa, is currently in closure mode.
Strong operating currencies against the dollar –
particularly the South African rand and the
Brazilan real – contributed to the rising cost of
inputs, as well as inflationary pressures (including
a new two-year wage settlement) in South Africa.
This was mitigated by large-scale cost-saving
initiatives, once again primarily in the South
African region. Consequently, total cash costs
rose by 6% to $281 per ounce.
Capital expenditure, at $722 million, rose by 23%
from the previous year – of this, 63% was stay-in-
business capital expenditure and the balance of
37% was for new projects. In January 2005, the
board announced its approval of the
Cuiabá expansion project, at AngloGold Ashanti
Mineraç ˜ao in Brazil, as reported below.
Safety and health
Regrettably, 25 employees lost their lives in work-
related accidents at AngloGold Ashanti in 2005
(2004: 31) in 22 separate accidents. Of the fatalities,
17 were at the South African operations, seven at
Obuasi in Ghana and one at AngloGold Ashanti
Mineraç ˜ao in Brazil. This performance, while short of
the group’s stated objective of achieving a fatality-
free work environment, reflects a continued
improvement both year-on-year and in the longer
term. The group's fatal injury frequency rate (FIFR) for
2005 was 0.14 per million man-hours worked, which
is a 26% improvement on the 2004 rate of 0.19. This
is an improvement of 64% on the FIFR of 0.39
achieved seven years ago in 1998.

It is cause for concern that the group's lost-time
injury frequency rate (LTIFR) in 2005 rose by 3%
to 6.75 per million man-hours from 6.56 the
previous year. Efforts are being renewed to
reverse this upward trend.
Nonetheless, the significant downward trend
since 1998 (LTIFR of 14.52 in 1998) remains
intact with a 54% improvement achieved over the
seven-year period.
The Cripple Creek & Victor mine has operated
without a lost-time injury since November 2003.
Comprehensive reporting on occupational
safety and health, HIV/AIDS and malaria, the
environment, corporate social investment and
labour practices and other issues relating to
sustainable development can be found in the
company's Report to Society 2005, which will
be published at the end of March 2006.
While the Report to Society reports in terms of
company values and business principles, it also
reports in accordance with the Global Reporting
Initiative (GRI). The Report to Society will be
available on the company's website at
www.AngloGoldAshanti.com from the end of
March 2006, or from the contact persons listed
at the end of the report.
Outlook
Gold production in 2006 is expected to decline
marginally to within a range of 5.8 million ounces
to 6.1 million ounces.
Capital expenditure is estimated to be between
$786 million and $818 million in 2006, mainly at
the South African, Brazilian and former Ashanti
operations.
REVIEW OF OPERATIONS –
INTRODUCTION

REVIEW OF OPERATIONS
South Africa

In South Africa, AngloGold Ashanti operates seven
underground mines located in two geographical
regions on the Witwatersrand Basin. These are:
•
the Mponeng, Savuka and TauTona mines
which comprise the West Wits operations;
and
•
the Great Noligwa, Kopanang, Tau Lekoa
and Moab Khotsong mines which make up
the Vaal River operations.
The group’s surface metallurgical reclamation
operation, Ergo, near Johannesburg in the province
of Gauteng, ceased production in 2005, and is
currently being closed in terms of environmental
legislation, a process that is expected to take some
years to complete.
As anticipated, gold production from the South
African operations, excluding Ergo, declined by
6% to 2,676,000 ounces in 2005, as both
volumes and yield continued to decrease.
Geology of the Witwatersrand Basin
The Witwatersrand Basin comprises a 6-kilometre-
thick sequence of interbedded argillaceous and
arenaceous sediments that extend laterally for
some 300 kilometres north-east/south-west and
100
kilometres north-west/south-east on the
Kaapvaal Craton. The upper portion of the basin,
which contains the orebodies, outcrops at its
northern extent near Johannesburg.
Further west, south and east the basin is overlain
by up to 4 kilometres of Archaean, Proterozoic
and Mesozoic volcanic and sedimentary rocks.
The Witwatersrand Basin is late Archaean in age
and is considered to be around 2.7 to 2.8 billion
years old.
Gold occurs in laterally extensive quartz pebble
conglomerate horizons or reefs, which are
generally less than 2 metres thick, and are widely
considered to represent laterally extensive
braided fluvial deposits. Separate fan systems
were developed at different entry points and these
are preserved as distinct goldfields.
There is still much debate about the origin of the
gold mineralisation in the Witwatersrand Basin.
Gold was generally considered to have been
deposited syngenetically with the conglomerates,
but there has been a move towards an epigenetic
theory of origin.
Nonetheless, the most fundamental control to the
gold distribution in the basin remains the
sedimentary features, such as facies variations
and channel directions. Gold generally occurs in
native form often associated with pyrite and
carbon, with quartz being the main gangue
mineral. Further detail on the specific geology of
the South African operations appears below.

Total cash costs rose by 2% to $291 per ounce as
a result of the decline in gold production by 6%.
This was partially offset by cost savings initiatives
implemented in the region. In local currency
terms, costs decreased to R59,343 per kilogram.
The major cost-saving project undertaken in
the region led to savings of $76 million, primarily
as a result of operational efficiencies (81%),
improved procurement practices (15%) and
restructuring (4%).
A two-year wage agreement was reached with South
African labour unions in August 2005 following a
three-day strike, the first industry-wide wage strike
since 1987. The settlement reached entailed:
•
wage increases of between 6% and 7% with
effect from 1 July, with the highest increase
for the lowest job category;
•
a wage increase in the second year of CPIX
plus 1%, subject to a guaranteed increase of
between 5.5% and 6%, again dependent on
job category. CPIX in 2005 was 4.7%;
•
increased employer contributions to the risk
benefit within the retirement fund; and
•
improvements in accommodation subsidies.
Capital expenditure in 2005 amounted to $347 million,
with expansion capital taking up 40% of this, and the
balance being spent on ore reserve development
(49%) and stay-in-business expenditure (11%). Major
components of the expansion capital were projects at
Moab Khotsong ($62 million), Mponeng ($5 million)
and TauTona ($39 million).
West Wits
Description:
The West Wits operations –
comprising the Mponeng, Savuka and TauTona
mines – are located near the town of
Carletonville in North West Province, south-west
of Johannesburg, straddling the boundary with
Gauteng. Savuka and TauTona share a processing
plant, while Mponeng has its own processing
plant.
Geology: Two reef horizons are exploited at the
West Wits operations: the Ventersdorp Contact
Reef (VCR), located at the top of the Central Rand
Group, and the Carbon Leader Reef (CLR) near
the base. The separation between the two reefs
increases from east to west, from 400 metres to
900 metres, owing to non-conformity in the VCR.
TauTona and Savuka exploit both reefs, while
Mponeng only mines the VCR. The structure is
relatively simple, with rare instances of faults
greater than 70 metres.
The CLR consists of one or more conglomerate
units and varies from several centimetres to more
than 3 metres in thickness. Regionally, the VCR
dips at approximately 21 degrees, but may
vary between 5 degrees and 50 degrees,
accompanied by changes in thickness of the
conglomerate units. Where the conglomerate has
the attitude of the regional dip, it tends to be
thick, well-developed and accompanied by higher
gold accumulations. Where the attitude departs
significantly from the regional dip, the reef is thin,
REVIEW OF OPERATIONS –
SOUTH AFRICA
46
South Africa 2005 2004 2003
Gold production* 000oz
2,676
2,857
3,078
Total cash costs $/oz
291
284
219
Capital expenditure
$ million
347
335
327
Total number of
employees, including
contractors
40,754  43,282   46,274
* excluding Ergo.

varying from several centimetres to more than
3 metres in thickness.
Operating review
At Mponeng, during 2005, overall face values
were up and the yield rose by 12% to 9.15g/t. As
a result, gold production increased by 17% year-
on-year to 512,000 ounces. This increase
reflected the positive impact of the below
109 level project. This improved production profile
will be sustained over the next six years, reaching
a peak of 517,000 ounces annually by 2007.
In local currency, cash costs were exceptionally
well maintained at R57,084 per kilogram, 14%
down on the previous year, as inflationary
pressures were offset against the benefit of cost
savings initiatives undertaken by the mine, and
improved efficiencies as the labour complement
declined. Total cash costs in dollar terms
decreased by 13% to $279 per ounce.
Gross profit, adjusted for the effect of non-hedge
derivatives, rose by 345% to $49 million. This was
achieved by increased production and lower
costs, combined with the higher gold price
received.
Capital of $47 million was spent, a decrease
of 24% compared with capital expenditure
in 2004.
At TauTona, volumes mined declined as face
advance was hampered by seismic activity and
face length was lost as longwall panels mined out
against mine boundaries and limits. This was as
expected. The replacement of ground in the shaft
pillar has been delayed following a fire and
infrastructural commissioning, however, good
progress has been made. The mine is expected to
show steady improvement during 2006. At the
same time, the yield fell by 12% to 9.62g/t with
higher face values being offset by increased off-
reef mining owing to geological constraints. As a
result, gold production dropped by 12% to
502,000 ounces.
Total cash costs in local currency rose by 3% to
R52,158 per kilogram primarily due to a decrease
in gold production. In dollar terms, cash costs
rose by 4% to $256 per ounce. In rand terms,
total cash costs decreased to R815 million due to
efficiencies and cost management interventions.
Despite the higher gold price received, gross
profit, adjusted for the effect of unrealised non-
hedge derivatives, decreased by 24% to
$44 million – a reflection of the lower levels of
production and increased amortisation charges.
Capital expenditure – at $74 million – was higher
year-on-year, rising by 14%. This was mainly
spent on the TauTona projects (see below).
Savuka: An accelerated closure plan has been
adopted at Savuka, with final closure expected in
March 2006.
REVIEW OF OPERATIONS –
SOUTH AFRICA
47
Mponeng
2005
2004
2003
Pay limit (oz/t) 0.32 0.39 0.29
Pay limit (g/t) 10.93 13.26 10.08
Recovered grade (oz/t) 0.27 0.24 0.26
Recovered grade (g/t) 9.15 8.14 8.96
Gold production (000oz) 512 438 499
Total cash costs ($/oz) 279 322 221
Total production costs ($/oz) 363 386 269
Capital expenditure ($ million) 47 62 69
Total number of employees 5,574 5,876 6,169
Employees 4,897 5,164 5,374
Contractors 677 712 795

As planned, overall production declined by 20%
to 126,000 ounces. Volumes mined decreased in
the first quarter as adverse ground conditions
were experienced on the VCR, but a recovery was
made thereafter on the introduction of a
rationalised mining plan. This plan involved the
cessation of mining of low-grade panels and non-
critical development and the introduction
of a significantly revised mining plan. Increased
off-reef mining at the beginning of the year had an
impact on grades, although an improvement
in mining mix and a significant increase in
face values in the second half of the year as
a result of the revised mining plan, led to
a reasonable recovery. The overall grade for
the year was 6.80g/t, 10% up on the previous
year.
Total cash costs were well maintained following
the introduction of severe cost-saving initiatives
and replanning of the mine. In local currency, cash
costs decreased by 7% to R87,200 per kilogram;
in dollar terms, cash costs were down by 5% to
$430 per ounce.
Although Savuka recorded a gross loss of
$8 million, after adjusting for non-hedge
derivatives, the mine returned a profit in the fourth
quarter. This allowed the loss for the year to be
less than that incurred the previous year.
There was minimal capital expenditure, which at
$6 million was down by 25% on 2004.
Growth prospects
Mponeng shaft deepening project: This project
involves the deepening of the sub-shaft system
and the development of access tunnels to the
VCR horizon on 113, 116 and 120 levels
(from 3,172 metres to 3,372 metres below
surface). The project is expected to produce
4.8 million ounces of gold over a period of
13 years to 2016. Total capital expenditure
is estimated at $210 million (at closing
2005 exchange rate), with some $4.2 million
(at closing 2005 exchange rate) remaining.
The average project cash cost over the
life of mine is expected to be approximately $231
per ounce in 2005 real terms. Stoping operations
commenced in May 2004 and good progress
continued to be made with the project in 2005.
TauTona: The CLR shaft pillar extraction
project allows for stoping operations up to the
infrastructural zone of influence. The project, from
which production commenced in 2004, is
expected to produce 545,000 ounces of gold
over a period of six years (2004 to 2009), at a
capital cost of $45 million (converted at the 2005
closing exchange rate). Of this, $38 million has
been spent to date. The expected average project
cash cost is $112 per ounce.
The VCR pillar project aims to access the VCR
pillar area situated outside the zone of influence
(top and eastern block). The project, from which
production commenced in 2005, is expected to
REVIEW OF OPERATIONS –
SOUTH AFRICA
48
TauTona
2005
2004
2003
Pay limit (oz/t) 0.67 0.67 0.45
Pay limit (g/t) 23.04 23.01 15.48
Recovered grade (oz/t) 0.28 0.31 0.35
Recovered grade (g/t) 9.62 10.88 12.09
Gold production (000oz) 502 568 646
Total cash costs ($/oz) 256 245 171
Total production costs ($/oz) 364 311 207
Capital expenditure ($ million) 74 65 80
Total number of employees 5,455 5,498 5,457
Employees 4,459 4,673 4,794
Contractors 996 825 663

produce 162,000 ounces of gold over a period of
eight years (2005 to 2012), at a capital cost of
$19 million (at the 2005 closing exchange rate).
Of this, $7 million has been spent to date. The
expected average project cash cost is $129 per
ounce.
The CLR reserve block below 120 level, known
as the TauTona CLR below 120 level Project, is
being accessed via a twin decline system into its
geographical centre, down to 125 level. The
project, from which production will commence in
2009, is expected to produce 2 million ounces of
gold over a period of nine years (2009 to 2017), at
a capital cost of $154 million. Of this, $44 million
has been spent to date.
Outlook
Expectations for 2006 are as follows:
•
production at Mponeng to decrease to between
495,000 ounces and 515,000 ounces at a total
cash cost of between $278 per ounce and
$290 per ounce, with capital expenditure of
between $46 million and $48 million, to be
spent mostly on ore reserve development;
•
production at TauTona to remain constant at
between 491,000 ounces and 511,000 ounces,
while total cash costs are expected to rise
to between $267 per ounce and $277 per
ounce. Capital expenditure of between
$73 million and $75 million is planned, the
bulk of which will be expenditure on the below
120 level project and ore reserve development;
and
•
production at Savuka will cease during March
2006. Production of between 14,000 ounces
and 15,000 ounces, at a total cash cost of
between $613 per ounce and $639 per
ounce is anticipated.
Vaal River
Description: AngloGold Ashanti’s Vaal River
operations – comprising three operating mines,
Great Noligwa, Kopanang and Tau Lekoa, and
one developing mine, Moab Khotsong – are
located near the towns of Klerksdorp and Orkney
in the North West and Free State provinces.
The Vaal River complex also has four gold
plants, one uranium plant and one sulphuric
acid plant. Although these operations produce
uranium oxide as a by-product, the value is not
significant relative to the value of gold
produced.
Geology: In order of importance, the reefs mined
at the Vaal River operations are the Vaal Reef, the
VCR and the “C” Reef:
•
the Vaal Reef contains approximately 85%
of the reserve tonnage with mining grades
between 10g/t and 20g/t and comprises
a
series of oligomictic conglomerates
and
quartzite packages developed on
successive non-conformities. Several
distinct facies have been identified, each
with its own unique gold distribution and
grade characteristic;
REVIEW OF OPERATIONS –
SOUTH AFRICA
49
Savuka 2005 2004 2003
Pay limit (oz/t)
0.41
0.41
0.45
Pay limit (g/t)
14.05
14.17
15.28
Recovered grade (oz/t)
0.20
0.18
0.17
Recovered grade (g/t)
6.80
6.19
5.81
Gold production (000oz)
126
158
187
Total cash costs ($/oz)
430
455
411
Total production costs ($/oz)
517
523
467
Capital expenditure ($ million)
6
8
21
Total number of employees
2,325
3,229
4,529
Employees
2,178
3,001
4,122
Contractors
147
228
407

•
the VCR has a lower grade than the Vaal
Reef, and contains approximately 15% of the
estimated reserves. The economic portion is
concentrated in the western part of the lease
area and can take the form of a massive
conglomerate, a pyritic sand unit with
intermittent pebble layers, or a thin
conglomerate horizon. The reef is located at
the contact between the overlying
Kliprivierberg Lavas of the Ventersdorp Super
Group and the underlying sediments of the
Witwatersrand Super Group, which creates a
distinctive seismic reflector. The VCR is
located up to one kilometre above the Vaal
Reef;
•
the “C” Reef is a thin, small-pebble
conglomerate with a carbon-rich basal
contact, located approximately 270 metres
above the Vaal Reef. It has less than 1% of
the estimated reserves with grades similar to
those of the Vaal Reef, but more erratic. The
most significant structural features are the
north-east striking normal faults which dip to
the north-west and south-east, resulting in
zones of fault loss.
Operating review
At Great Noligwa, volumes mined decreased,
largely because of a slow start-up at the
beginning of the year and after rock engineering
and geological constraints forced crews to move
to lower grade areas of the mine, thereby
interrupting and reducing production. The yield
declined by 10% to 9.3g/t, owing to lower face
values despite a concerted effort to reduce
underground lock-up. Consequently, total
production amounted to 693,000 ounces, down
by some 13% on the previous year’s total.
Total cash costs were up by 13% in rand terms to
R53,868 per kilogram, largely as a result of
lower production and a decreased by-product
contribution from uranium. These were offset by
cost-management interventions. In dollar terms,
total cash costs rose by 14% to $264 per ounce.
Gross profit, after allowing for the effect of
unrealised non-hedge derivatives, decreased by
26% to $87 million, a result of lower production
and higher amortisation charges, despite the
improved gold price received.
Capital expenditure, at $43 million, rose by 19%
from the previous year, and was spent mainly on
ore reserve development.
Kopanang delivered a good performance for the
year, with gold production of 482,000 ounces,
similar to that of the previous year. The yield at
7.4g/t was similar to that of the previous year.
Total cash costs, in rand terms, declined by 3% to
R56,427 per kilogram thus reflecting savings made
as part of the cost-cutting project, as well as higher
production and improved efficiencies as total
employee costs declined. In dollar terms, total cash
costs declined by 1% to $277 per ounce.
REVIEW OF OPERATIONS –
SOUTH AFRICA
50
Great Noligwa
2005
2004
2003
Pay limit (oz/t) 0.34 0.38 0.34
Pay limit (g/t) 11.81 13.01 11.53
Recovered grade (oz/t) 0.27 0.30 0.31
Recovered grade (g/t) 9.30 10.38 10.57
Gold production (000oz) 693 795 812
Total cash costs ($/oz) 264 231 193
Total production costs ($/oz) 329 260 213
Capital expenditure ($ million) 43 36 42
Total number of employees 6,856 7,100 7,821
Employees 5,704 6,192 6,819
Contractors 1,152 908 1,002

Gross profit, adjusted for the effect of unrealised
non-hedge derivatives, was $8 million higher as a
result of lower costs and a higher received price
for gold.
Capital expenditure of $41 million, was 8% higher
than that for the previous year and was spent
mostly on ore reserve development.
At Tau Lekoa volumes mined declined, with the
implementation of a revised mining plan during
the year that attempted to increase grade by
reducing the mining of panels below the cut-off
grade. Contract labour was moved from low-
grade pillar mining to higher grade areas to
mitigate the effect of this reduction. As a result,
the yield rose by 2% to 3.96g/t. Gold production
declined by 10% to 265,000 ounces as a result of
the lower volumes.
Total cash costs increased by 10% to
R83,885 per kilogram as a result of lower
production but partly offset by cost-containment
and cost-saving efforts. In dollar terms, total cash
costs rose by 11% to $410 per ounce.
Gross loss, adjusted for the effect of unrealised
non-hedge derivatives, increased to $14 million,
up 133% on the previous year. A restructuring
plan is presently being assessed for Tau Lekoa to
restore this operation to profitability.
Capital expenditure at $15 million declined by
40%. This was spent on ore reserve development.
Moab Khotsong is the largest of the South Africa
region’s current projects. Located in the Vaal
River area, the project involves sinking,
constructing and equipping the shaft systems to a
depth of 3,130 metres below surface, providing
access tunnels to the reef horizon on 85, 95 and
101 levels, and developing the necessary ore
reserves. The project is expected to produce
3.6 million ounces of gold from 10 million tonnes
of milled ore over 15 years. The project capital
cost is estimated at $659 million (at 2005 closing
exchange rate), of which $629 million has been
spent to date.
The shaft was commissioned in March 2003 and
stoping operations began in November 2003.
Moab Khotsong is forecast to reach
commercial production of 50,000 ounces in 2006
and full production, at an average of 495,000
ounces per annum, is expected by 2012. The
average cash cost (2006 real terms) is expected
to be $252 per ounce over the life of mine.
Moab Khotsong's 30,000 ounces of production
for 2005 are not included in the region's
production as revenue is capitalised against pre-
production costs.
Outlook
The projections for the Vaal River operations in
2006 are as follows:
•
As mining continues into lower grade areas,
production at Great Noligwa is expected to
decline further to between 651,000 ounces
REVIEW OF OPERATIONS –
SOUTH AFRICA
51
Kopanang
2005
2004
2003
Pay limit (oz/t) 0.35 0.39 0.32
Pay limit (g/t) 11.95 13.51 10.96
Recovered grade (oz/t) 0.22 0.21 0.21
Recovered grade (g/t) 7.38 7.37 7.07
Gold production (000oz) 482 486 497
Total cash costs ($/oz) 277 281 223
Total production costs ($/oz) 341 317 249
Capital expenditure ($ million) 41 38 33
Total number of employees 6,030 6,312 6,966
Employees 5,506 5,758 6,131
Contractors 524 554 835

and 677,000 ounces at a total cash cost of
between $258 per ounce and $268 per
ounce. Capital expenditure during 2006 is
anticipated to be between $47 million and
$49 million, to be spent mostly on ore
reserve development.
•
Gold production at Kopanang is expected to
decrease to between 457,000 ounces and
475,000 ounces at a total cash cost ranging
between $294 per ounce and $306 per
ounce. Capital expenditure during 2006 is
expected to be between $36 million and
$38 million, to be spent mainly on ore reserve
development.
•
Production at Tau Lekoa is expected to
decrease to between 207,000 ounces and
215,000 ounces at a total cash cost of
between $382 per ounce and $398 per
ounce. Capital expenditure is anticipated to
be approximately $12 million, to be spent
mainly on ore reserve development.
•
Commercial production of the Moab
Khotsong mine will commence in 2006, with
gold production amounting to between
48,000 ounces and 50,000 ounces for the
year. Total cash costs are expected to be
between $654 per ounce and $680 per
ounce while capital expenditure of between
$82 million to $85 million is planned.
REVIEW OF OPERATIONS –
SOUTH AFRICA
52
Tau Lekoa
2005
2004
2003
Pay limit (oz/t)
0.17
0.18
0.14
Pay limit (g/t)
5.93
6.31
4.90
Recovered grade (oz/t)
0.12
0.11
0.12
Recovered grade (g/t)
3.96
3.87
4.24
Gold production (000oz)
265
293
322
Total cash costs ($/oz)
410
370
263
Total production costs ($/oz)
509
432
304
Capital expenditure ($ million)
15
25
16
Total number of employees
4,105
4,252
4,139
Employees
3,021
3,398
3,450
Contractors
1,084
854
689

AngloGold Ashanti has a single operation in
Argentina, the Cerro Vanguardia mine. In 2005 the
mine produced 211,000 attributable ounces of
gold at a total cash cost of $171 per ounce.
Description: Cerro Vanguardia is located to the
north-west of Puerto San Julian in the province of
Santa Cruz. AngloGold Ashanti has a 92.5%
interest in the mine with the province of Santa
Cruz holding the remaining 7.5%. Cerro
Vanguardia consists of multiple small open pits
with high stripping ratios.
Geology: The oldest rocks in this part of
Patagonia are of Precambrian-Cambrian age.
These are overlain by Permian and Triassic
continental clastic rocks which have been faulted
into a series of horsts and grabens, and are
associated with both limited basaltic sills and
dykes and with calc-alkaline granite and
granodiorite intrusions. Thick andesite flows of
Lower Jurassic age occur above these
sedimentary units. A large volume of rhyolitic
ignimbrites was emplaced during the Middle and
Upper Jurassic age over an area of approximately
100,000 square kilometres. These volcanic rocks
include the Chon Aike formation ignimbrite units
that host the gold-bearing veins at Cerro
Vanguardia. Post-mineral units include
Cretaceous and Tertiary rocks of both marine and
continental origin, the Quaternary La Avenida
formation, the Patagonia gravel and the overlying
La Angelita basalt flows. These flows do not cover
the area of the Cerro Vanguardia veins.
Gold and silver mineralisation at Cerro Vanguardia
occurs within a vertical range of about 150 metres
to 200 metres, in a series of narrow, banded quartz
veins that occupy structures within the Chon Aike
ignimbrites. These veins form a typical structural
pattern related to major north-south (Concepcion)
and east-west (Vanguardia) shears. Two sets of
veins have formed in response to this shearing:
•
one set strikes about N40W and generally
dips 65 to 90 degrees to the east; while
•
the other set strikes about N75W and the
veins dip 60 to 80 degrees to the south.
They are typical of epithermal, low-temperature,
adularia-sericite character and consist primarily of
quartz in several forms as massive quartz,
banded chalcedonic quartz and quartz-cemented
breccias. Dark bands in the quartz are due to
finely disseminated pyrite, now oxidised to
limonite. The veins show sharp contacts with the
surrounding ignimbrite, which hosts narrow
stockwork zones that are weakly mineralised, and
appear to have been cut by a sequence of north-
east trending faults that have southerly movement
with no appreciable lateral displacement.
REVIEW OF OPERATIONS
Argentina

REVIEW OF OPERATIONS –
ARGENTINA

Operating review
At Cerro Vanguardia attributable gold production
was maintained year-on-year at 211,000 ounces.
This was despite a decrease in volumes and
grade and a maintenance-related mill stoppage in
May. Overall, the yield rose by 1% to 7.7g/t.
Total cash costs rose by 10% to $171 per ounce,
mainly as a result of higher levels of local inflation,
higher wages (with effect from the second
quarter), increased plant maintenance costs and
lower silver by-product credit (as a result of lower
production). These costs were partially offset by
cost management initiatives and reduced mine
equipment rental costs.
Gross profit, adjusted for the effect of unrealised
non-hedge derivatives, rose to $31 million
(attributable) on the back of higher revenues.
Capital expenditure was up by 15% to $15 million,
and was spent mainly on mining equipment.
Growth prospects
During 2005, drilling was conducted on under-
explored veins. In 2006, Cerro Vanguardia will
start an accelerated four-year exploration
programme to explore the veins within the greater
Cerro Vanguardia licence area with emphasis on
high-grade targets.
A scoping study to treat leachable low-grade ores
was concluded. During 2006, Cerro Vanguardia
will construct a pilot heap-leach plant to confirm
the viability of an industrial-size heap-leach
project to treat low-grade ore. The construction of
the pilot plant has received the necessary
environmental approvals.
Outlook
Looking forward, Cerro Vanguardia is expected to have
attributable production of between 207,000 ounces
and 215,000 ounces in 2006, at a total cash cost
of between $181 per ounce and $189 per ounce.
Attributable capital expenditure is expected to be
between $14 million and $16 million.
Cerro Vanguardia
2005
2004
2003
Pay limit oz/t
0.12
0.12
0.12
Pay limit g/t
4.02
4.05
4.28
Recovered grade oz/t
0.225
0.222
0.208
Recovered grade g/t
7.70
7.60
7.15
Gold production
000oz (100%)
228
229
226
000oz (92.5%
211
211
209
Total cash costs $/oz
171
156
143
Total production
costs $/oz
277
274
261
Capital expenditure
$ million (100%)
15
13
10
$ million (92.5%)
14
12
10
Total number of employees
946
791
690
Employees
487
389
339
Contractors
459
402
351

REVIEW OF OPERATIONS
Australia

AngloGold Ashanti’s Australian properties are the
Sunrise Dam and Boddington gold mines, both in
Western Australia. The company has a 33.33%
interest in Boddington which is currently on care
and maintenance, pending a decision to proceed
with the Boddington expansion project.
Mining ceased at Union Reefs in the Northern
Territory in the third quarter of 2003, and Union
Reefs’ assets were sold to the Burnside Joint
Venture in August 2004.
AngloGold Ashanti Australia exited the Tanami
and Central Desert joint ventures during 2005.
The 40% interest was transferred to Newmont
Australia, which has assumed responsibility for
outstanding liabilities related to the joint ventures.
In 2005, attributable production from Australia
rose to 455,000 ounces at a total cash cost of
$269 per ounce.
Sunrise Dam
Description: Sunrise Dam lies some
220 kilometres north-north-east of Kalgoorlie and
55 kilometres south of Laverton. The mine
comprises a large open-pit operation and an
underground project. Mining is carried out by
contractors and ore is treated in a conventional
gravity and leach process plant.
Geology: Gold ore at Sunrise Dam is
structurally and lithologically controlled within
gently dipping high-strain shear zones (for
example, Sunrise Shear) and steeply dipping
brittle-ductile low-strain shear zones (for
example, Western Shear). Host rocks include
andesitic volcanic rocks, volcanogenic
sediments and magnetic shales.
Operating review
Production increased at Sunrise Dam in 2005,
rising by 11% to 455,000 ounces of gold. Mining

continued in the high-grade areas in the first half
of the year as planned, but continued into the
lower grade northern section of the pit from the
third quarter. Volumes are currently being
supplemented by higher grade commercial
production from the underground project.
Recovered grade rose marginally to 3.68g/t,
largely offsetting lower volumes, increased mining
costs and higher fuel prices. As a result total cash
costs increased by 3% to $269 per ounce. Gross
profit, adjusted for the effect of unrealised non-
hedge derivatives, was down at $46 million.
Good progress was made with the Sunrise Dam
underground project, with 4,096 metres of
underground capital development and 2,495 metres
of operational development having been completed.
Capital expenditure amounted to $34 million, an
increase of 36% on the previous year, and was
due mainly to increased expenditure on the
development of the underground operation.
Growth prospects
Mining of the open pit will continue in the lower
grade northern section of the mine for most of
2006, but will be supplemented by higher grade
ore from the increasing commercial production
accessed by development inclines and trial
mining from the underground project.
The three-year underground project involves the
development of two declines and 125,000 metres
of drilling from surface and underground. Declines
have been developed in the vicinity of defined
underground reserves, which are now being
mined. Deep drilling to date has confirmed that
the sub-vertical, high-grade zones that have been
a feature of open-pit mining at Sunrise Dam
continue at depth. Mining will ramp up during the
coming year with almost 30% of Sunrise Dam
production coming from this source in 2006.
A decision on whether to proceed to larger scale
underground mining will be made early in 2007.
Outlook
In 2006, gold production is expected to range
between 451,000 ounces and 469,000 ounces, at a
total cash cost of between $268 per ounce and
$278 per ounce. Capital expenditure of between
$27 million to $28 million is planned, to be spent
largely on further development of the underground
expansion project.
REVIEW OF OPERATIONS –
AUSTRALIA
56
Sunrise Dam
2005
2004
2003
Pay limit (oz/t) 0.07 0.07 0.07
Pay limit (g/t) 2.27 2.14 2.26
Recovered grade (oz/t) 0.107 0.101 0.091
Recovered grade (g/t) 3.68 3.46 3.12
Gold production (000oz) 455 410 358
Total cash costs ($/oz) 269 260 228
Total production costs ($/oz) 363 326 295
Capital expenditure
($ million)
34 25 20
Total number of employees 375 356 316
Employees 95 88 94
Contractors 280 268 222

Boddington
Description: Boddington gold mine is located
approximately 100 kilometres south-east of Perth.
The former open-pit operation closed at the end
of 2001 and, since September 2002, has been
managed by the Boddington Gold Mine
Management Company under the direction of the
Boddington joint venture partners, namely
AngloGold Ashanti (33.33%), Newmont
Boddington (44.44%) and Newcrest Operations
(22.22%).
Geology: Boddington is located in the Archaean
Saddleback greenstone belt in south-west
Western Australia. The main zone of gold
mineralisation occurs reasonably continuously
over a strike length of over 5 kilometres and a
width of about 1 kilometre. The oxide gold
mineralisation forms a semi-continuous blanket
within the upper iron-rich laterite, with more
erratic gold distribution in the lower zones. The
basement rocks below the oxide zone host gold
mineralisation with a variety of geological styles,
predominantly in andesitic volcanics and
diorite intrusions.
Operating performance, growth prospects and
outlook
The operation remained on care and
maintenance pending the start of the
Boddington expansion project. Work continued
on updating the Boddington feasibility study
completed originally in 2000. An updated
feasibility study on the basement mineralisation,
was completed in late December 2005 and is
currently being reviewed by the joint venture
partners. The updated study envisages an
operation with a throughput of 35.2 million
tonnes a year, producing an average of
815,000 ounces of gold and 32,100 tonnes of
copper a year (with 272,000 ounces of gold
and 10,700 tonnes of copper attributable to
AngloGold Ashanti) over a life of mine of
17 years. The estimated attributable capital cost
is $432 million.
Union Reefs
Description: Union Reefs lies 160 kilometres
south-east of Darwin, between the townships of
Pine Creek and Adelaide River in Northern
Territory. Mining ceased at the Union Reefs open-
pit operations in the third quarter of 2003, and the
treatment plant was placed on care and
maintenance. AngloGold Ashanti sold its interests
in Union Reefs to the Burnside Joint Venture in
August 2004.
REVIEW OF OPERATIONS –
AUSTRALIA
57
Boddington
2005
2004
2003
Capital expenditure
($ million) – 100%
12
8
4
Capital expenditure
($ million) – 33.33%
4
3
1
Total number of employees
66
45
41
Employees
18
12
12
Contractors
48
33
29
Union Reefs
2005
2004
2003
Pay limit (oz/t)
–
–
0.05
Pay limit (g/t)
–
–
1.61
Recovered grade (oz/t)
–
–
0.033
Recovered grade (g/t)
–
–
1.12
Gold production (000oz)
–
– 74
Total cash costs ($/oz)
–
– 272
Total production costs ($/oz)
–
– 283
Capital expenditure ($ million)
–
–
–
Total number of employees
–
11
122
Employees
–
8
50
Contractors
–
3
72

AngloGold Ashanti's operations in Brazil comprise
the wholly owned AngloGold Ashanti Mineração
(formerly Morro Velho) and a 50% interest in
Mineração Serra Grande. In 2005, these mines
produced 346,000 attributable ounces of gold at
a total cash cost of $169 and $158 per ounce
respectively.
AngloGold Ashanti Mineração
Description: The AngloGold Ashanti Mineração
complex is located in the municipalities of Nova
Lima, Sabará and Santa Bárbara, near the city of
Belo Horizonte in the state of Minas Gerais in
south-eastern Brazil. Since the closing of the
Mina Velha underground mine in 2003 and the
Engenho D'Água open pit in 2004, ore is now
sourced only from the Cuiabá underground mine
and the Córrego do Sítio heap-leach operation. In
January 2005, the board approved a major
expansion at Cuiabá.
Geology: The area in which AngloGold Ashanti
Mineração is located is known as the Iron
Quadrangle and is host to historic and current
gold mining operations, as well as a number of
open-pit limestone and iron ore operations.
The geology of the Iron Quadrangle is composed
of Proterozoic and Archaean volcano-sedimentary
sequences and Pre-Cambrian granitic complexes.
The host to the gold mineralisation is the volcano-
sedimentary Nova Lima Group (NLG) that occurs
at the base of the Rio das Velhas SuperGroup
(RDVS). The upper sequence of the RDVS is the
meta-sedimentary Maquiné Group.
Cuiabá mine, located in the municipality of
Sabara, has gold mineralisation associated with
sulphides and quartz veins in Banded Ironstone
Formation (BIF) and volcanic sequences. At this
mine, structural control and fluids flow ascension
are the most important factors for gold
mineralisation with a common association
between large-scale shear zones and their related
structures. Where BIF is mineralised the ore
appears strongly stratiform due to the selective
sulphidation of the iron-rich layers. Steeply
plunging shear zones tend to control the ore
shoots, which commonly plunge parallel to
intersections between the shears and other
structures.
The controlling mineralisation structures are the
apparent intersection of thrust faults with tight
isoclinal folds in a ductile environment. The host
rocks at AngloGold Ashanti Mineração are BIF,
Lapa Seca and mafic volcanics (principally
basaltic). Mineralisation is due to the interaction of
low salinity carbon dioxide, rich fluids with the
high-iron BIF, basalts and carbonaceous graphitic
REVIEW OF OPERATIONS
Brazil

schists. Sulphide mineralisation consists of
pyrrhotite and arsenopyrite with subordinate
pyrite and chalcopyrite; the latter tends to occur
as a late-stage fracture fill and is not associated
with gold mineralisation. Wallrock alteration is
typically carbonate, potassic and silicic.
Operating performance
Volumes processed at AngloGold Ashanti
Mineração declined in the first quarter of 2005 as
a result of decreasing tonnages from both the
Córrego do Sítio and Cuiabá mines. The situation
was exacerbated when heavy rains resulted in the
accumulation of waste material during this period.
However, production recovered from the second
quarter, aided by the addition to production from
the clean-up of the old Morro Velho facilities and
higher heap-leach recoveries at Córrego do Sítio,
so that year-on-year volumes increased by 15%.
Consequently, gold production rose by 4% to
250,000 ounces although the yield achieved
decreased by 11% to 6.76g/t.
Total cash costs increased by 27% to $169 per
ounce, largely as a result of an appreciation
in the Brazilian real, inflation and the high cost
of the clean-up of old production facilities at
Morro Velho. These were partially offset by
higher production and acid by-product credit.
Gross profit, adjusted for the effect of unrealised
non-hedge derivatives, increased by 7% to
$48 million as prices received improved.
Capital expenditure rose significantly as work
began on the expansion project (see below).
Growth prospects
In January 2005 the board approved a project to
increase production at the Cuiabá mine from
830,000 tonnes per annum to 1.3 million tonnes
per annum, at an estimated capital cost of
$121 million. In July 2005, additional capital of
$5.5 million was approved for the upgrade of the
power supply and main substation to 230kV. This
should result in a reduction in energy costs.
The Cuiabá expansion project will involve the
deepening of the mine from 11 level to 21 level
and an increase in production from 190,000 ounces
to 250,000 ounces per year from the beginning of
2007. The project is currently in progress and on
schedule. Construction and commissioning are
scheduled for 2006 and production ramp-up
is scheduled for the beginning of 2007. By
December 2005, committed capital expenditure
amounted to about $100 million.
The Lamego conceptual study was completed in
December 2004. A pre-feasibility study began in
2005 and will continue into 2006. The access
ramp to the Carruagem orebody reached its
target in December 2005 and development of this
orebody and trial mining are scheduled for 2006.
The drilling campaign will continue in 2006.
At Córrego do Sítio, metallurgical testwork on
samples of ore from the Cachorro Bravo orebody
REVIEW OF OPERATIONS –
BRAZIL
59
AngloGold Ashanti Mineração
2005
2004
2003
Pay limit (oz/t) 0.11 0.11 0.09
Pay limit (g/t) 3.86 3.85 3.16
Recovered grade (oz/t) 0.197 0.222 0.200
Recovered grade (g/t) 6.76 7.62 6.84
Gold production (000oz) 250 240 228
Total cash costs ($/oz) 169 133 141
Total production costs ($/oz) 226 191 199
Capital expenditure ($ million) 71 32 25
Total number of employees 2,597 2,243 2,236
Employees 1,363 1,222 1,286
Contractors 1,234 1,021 950

continued in 2005. Results are being analysed.
Additional testwork is scheduled for 2006 with
samples from other orebodies. Drilling will
continue in 2006 in Carvoaria Velha, Laranjeiras,
Cristina and other orebodies.
As part of the pre-feasibility study, the
development of the drift connecting the Cachorro
Bravo and Carvoaria Velha orebodies will continue
in 2006. Trial mining is planned for the Cachorro
Bravo orebody to provide data for mine planning.
It is planned to open the Laranjeiras orebody to
increase ore resources.
Outlook
In 2006, production is expected to decrease to
between 234,000 ounces and 244,000 ounces,
at an estimated total cash cost of between
$164 per ounce and $170 per ounce. Capital
expenditure will rise to between $98 million and
$103 million, with some $70 million being spent
on the Cuiabá expansion project, $16 million to
stay in business and $15 million on other projects
including Lamego ($4 million) and Córrego do
Sítio ($8 million).
Serra Grande
Description: Serra Grande is located 5 kilometres
from the city of Crixás, in the north-western area
of the Goiás State in central Brazil. AngloGold
Ashanti and Kinross Gold Corporation each own
50% of Serra Grande. The operation comprises
two underground mines, Mina III and Mina Nova.
Geology: The deposits occur in the Rio Vermelho
and Ribeirão das Antes formations of the
Archaean Pilar de Goiás Group which together
account for a large proportion of the Crixás
Greenstone Belt in central Brazil. The stratigraphy
of the belt is dominated by basics and ultra-
basics in the lower sequences with volcano
sedimentary units forming the upper successions.
The gold deposits are hosted in a sequence of
schists, volcanics and carbonates occurring in a
typical greenstone belt structural setting. The
host rocks are of the Pilar de Goiás Group of the
Upper Archaean. Gold mineralisation is
associated with massive sulphides and vein
quartz material associated with graphitic and
sericitic schists and dolomites. The ore shoots
plunge to the north-west with dips of between
6 degrees and 35 degrees. The stratigraphy is
overturned and thrusts towards the east.
The greenstone belt lithologies are surrounded by
Archaean tonalitic gneiss and granodiorite. The
metamorphosed sediments are primarily composed
of quartz, chlorite, sericite, graphitic and
REVIEW OF OPERATIONS –
BRAZIL
60
Serra Grande
2005
2004
2003
Pay limit (oz/t) 0.09 0.09 0.08
Pay limit (g/t) 3.02 3.17 2.78
Recovered grade (oz/t) 0.231 0.228 0.230
Recovered grade (g/t) 7.93 7.80 7.88
Gold production (000oz)
– 100%
192 187 190
Gold production (000oz)
– 50%
96 94 95
Total cash costs ($/oz) 158 134 109
Total production costs
($/oz)
205 178 163
Capital expenditure
($ million) – 100%
13 7 7
Capital expenditure
($ million) – 50%
6.5 4 3
Total number of employees 775 710 642
Employees 566 514 519
Contractors 209 196 123

garnetiferous schists. The carbonates have been
metamorphosed to ferroan dolomite marble with
development of siderite and ankerite veining in the
surrounding wallrock, usually associated with quartz
veining. The basalts are relatively unaltered but do
show pronounced stretching with elongation of
pillow structures evident. The ultra-basics form the
western edge of the belt and the basic volcanics and
sediments form the core of the unit. The northern
edge of the belt is in contact with a series of
laminated quartzites and quartz sericite schists of the
Lower Proterozoic Araxa Group and a narrow band
of graphitic schists and intermediate to ultra-basic
volcanics. This latter group is known as the Allocthon
Mina Dos Ingleses (AMDI) and is host to a series of
garimpeios workings north of the town of Crixás
where the talc schists are mined. The general
stratigraphy of this unit is similar to that seen in the
main greenstone belt although on a smaller scale.
However, the mineralisation in the northern area
exhibits a higher level of base metal mineralisation
with sphalerite and galena present.
Operating performance
Volumes mined and processed at Serra Grande
remained steady, while the yield increased by 2%
to 7.93g/t given the higher grade of the quartz
veins. As a result, attributable gold production
rose by 2% to 96,000 ounces.
Total cash costs rose by 18% to $158 per ounce,
largely as a result of the appreciation in the
Brazilian real, higher primary development
capitalisation and higher production costs.
Consequently, attributable gross profit, adjusted
for the effect of unrealised non-hedge derivatives,
rose by 22% to $22 million. This was aided by the
increase in the received gold price.
Capital expenditure of $13 million was 86% higher
than that for the previous year and was spent
mainly on primary development and mine
equipment acquisition.
Growth prospects
Plant capacity is planned to increase from
current capacity of 750,000 tonnes to
800,000 tonnes annually to compensate for lower
grades. An exploration programme is also
planned to improve resources and reserves from
deeper areas of the Mina III and lower levels of
Mina Nova and Structure IV. Additionally, a study
will be carried out to prove the viability of mining
the Mina III open pit.
Outlook
Production at Serra Grande is expected to decline to
between 186,000 ounces and 194,000 ounces
(between 93,000 ounces and 97,000 ounces of
attributable production) in 2006 at a total cash cost
of $179 per ounce to $187 per ounce. Capital
expenditure of $12 million ($6 million attributable) is
planned.
REVIEW OF OPERATIONS –
BRAZIL

AngloGold Ashanti’s operations in Ghana are the
Obuasi, Iduapriem and Bibiani mines, which
together produced 680,000 ounces of
attributable gold in 2005, at a total cash cost of
$339 per ounce.
Obuasi
Description: The Obuasi mine is located in the
Ashanti region of Ghana. It is primarily an
underground operation, although some surface
mining still takes place. Ore is processed by two
main treatment plants: the sulphide plant (for
underground ore) and the tailings plant (for
tailings reclamation operations). A third plant, the
oxide plant, is used to batch treat remnant open-
cast ore and stockpiles, of which there are
adequate tonnages to keep the plant operational
until 2008.
Geology: The gold deposits at Obuasi are part of
a prominent gold belt of Proterozoic (Birimian)
volcano-sedimentary and igneous formations
which extend for a distance of approximately 300
kilometres in a north-east/south-west trend in
south-western Ghana. Obuasi mineralisation is
shear-zone related and there are three main
structural trends hosting gold mineralisation: the
Obuasi trend, the Gyabunsu trend and the
Binsere trend.
Two main ore types are mined:
•
quartz veins, consisting mainly of quartz with
free gold in association with lesser amounts
of various metal sulphides such as iron, zinc,
lead and copper. The gold particles are
generally fine-grained and are occasionally
visible to the naked eye. This ore type is
generally non-refractory;
•
sulphide ore which is characterised by the
inclusion of gold in the crystal structure of a
sulphide material. The gold in these ores is
fine-grained and often locked in arsenopyrite.
Higher gold grades tend to be associated
with finer grained arsenopyrite crystals. Other
prominent minerals include quartz, chlorite
and sericite. Sulphide ore is generally
refractory.
Operating performance
Production improved modestly during the course
of the year. Initial increases came with the start of
mining of the Kubi pit surface oxides and latterly
as a result of some improvements in mining mix
and flexibility. (In 2004, production was reported
for the last eight months of the year only.)
Delayed access to high-grade areas as a result of
unstable ground had a negative impact on
grades, although measures were put in place to
reduce dilution and more effectively identify and
REVIEW OF OPERATIONS
Ghana

mine quality tonnes. Overall, however, operational
performance continued to be hampered by
inadequately drilled and developed reserves.
A breakdown of the motor at the semi-
autogeneous mill at the main processing plant in
the first quarter adversely affected tonnage
throughput; this was further exacerbated by
the failure of the primary crusher in the third
quarter.
As a result, total production amounted to
391,000 ounces for the year, at a total cash cost
of $345 per ounce, which was 13% higher than
the previous year.
The gross loss, adjusted for the effect of
unrealised non-hedge derivatives, was
$16 million.
Capital expenditure in 2005 amounted to
$78 million, mainly on infrastructural upgrades,
the refrigeration project, exploration and shaft
equipment.
Growth prospects
A key reason for the business combination
between AngloGold and Ashanti, the development
of the deep-level ore deposits at the Obuasi mine
(referred to as Obuasi Deeps), remains a major
objective. Should this project proceed, it could
extend the life of mine by 35 years. An investment
in excess of $44 million over the next four years
on further exploration and the necessary
feasibility studies is required.
Depending upon the results of the feasibility study
the full development of Obuasi Deeps may
proceed. Initial scoping studies have indicated
that the development of Obuasi Deeps will require
estimated capital expenditure of around $570 million
in real terms over the anticipated life of mine.
Outlook
Based on current performance, the original
production target of 500,000 ounces a year is
unlikely to be reached. The revised production
target for 2006 is between 407,000 ounces and
423,000 ounces at a total cash cost of between
$319 per ounce and $332 per ounce.
Capital expenditure in 2006 is expected to be
between $88 million and $92 million, mainly on
exploration, completion of the fridge plants,
infrastructure upgrades and the replacement of
equipment, and malaria control.
Bibiani
Description: The Bibiani mine, which is located in
the western region of Ghana, 90 kilometres west
of Kumasi, was restarted in 1998 as an opencast
mine with a CIL plant. In addition to opencast
ores, Bibiani’s resources include old tailings
dumps and underground mineral potential which
is presently being explored and evaluated.
Geology: The Bibiani gold deposit lies within
Birimian meta-sediments and related rocks
which occur in the Proterozoic Sefwi Belt of
southern Ghana. Gold and gold-bearing sulphide
REVIEW OF OPERATIONS –
GHANA
63
Obuasi
2005
*2004
Pay limit (oz/t)
†
0.177 0.188
Pay limit (g/t) 6.06 6.43
Recovered grade (oz/t)
†
0.076 0.090
Recovered grade (g/t) 2.60 3.08
Gold production (000oz) 391 255
Total cash costs ($/oz) 345 305
Total production costs ($/oz) 481 426
Capital expenditure ($ million) 78 32
Total number of employees 8,295 6,747
Employees 5,852 6,029
Contractors 2,443 718
* For the eight months from May to December 2004.
† Note pay limits refer to underground ore resources while
recovered grade refers to the combined mill throughput
which includes tailings and surface material.

mineralisation occurs in quartz-filled shear zones
and in altered rocks adjacent to those shears. The
full strike of the Bibiani structure is at least
4 kilometres. For metallurgical classification there
are three main ore types at Bibiani: primary,
transition and oxide. Further lithological
classification gives four ore types: quartz
(generally high grade), stockwork (medium-high
grade), phyllites and porphyry (both low grade).
Operating performance
(Production in 2004 was reported for eight
months only.) Opencast operations ceased in the
main pit in January 2005. As planned, the mill
processed a combination of opencast ore from
the remaining pits and stockpiles as well as old
tailings. A larger-than-expected tonnage of
opencast ore was available from both the satellite
pits and the stockpiles and this was processed in
preference to the old tailings. The satellite pits
were depleted in December 2005 and it is
expected that the stockpiles will be fully depleted
in January 2006. The mill will process only old
tailings from February 2006 onwards.
Production attributable to AngloGold Ashanti rose by
10% to 115,000 ounces. Total cash costs increased
to $305 per ounce as overall volumes declined.
Gross loss, adjusted for the effect of non-hedge
derivatives, was $10 million.
Capital expenditure of $6.8 million was spent
mainly on the underground feasibility study and
the old tailings reclamation project.
Growth prospects
Old tailings reclamation is expected to increase to
around 200,000 tonnes per month from the end of
January 2006 and to deliver 3.9 million tonnes, at an
anticipated yield grade of 0.6g/t, over 18 months.
A study is currently in progress to assess the viability
of recommencing mining operations in the main pit
by way of a cut back that would cater for the
extraction of mineral resources to a depth of
approximately 60 metres below the current pit floor.
Following the start of the evaluation of the
opencast cut back, underground exploration and
feasibility work was suspended in July 2005 and
the underground mine was put on care and
maintenance.
Outlook
Gold production in 2006 is expected to decrease to
between 54,000 ounces and 56,000 ounces with the
old tailings as the main treatment material. Total cash
costs of between $297 per ounce and $309 per
ounce are forecast. Planned capital expenditure,
principally on the tailings embankment raise, will be
between $0.5 million and $1.0 million.
With the ongoing rationalisation, the employee
complement at Bibiani will reduce from 462 to 226
(excluding contractors).
REVIEW OF OPERATIONS –
GHANA
64
Bibiani
2005
*2004
Pay limit (oz/t) 0.020 0.020
Pay limit (g/t) 0.70 0.70
Recovered grade (oz/t) 0.043 0.056
Recovered grade (g/t) 1.46 1.93
Gold production (000oz) 115 105
Total cash costs ($/oz) 305 251
Total production costs ($/oz) 482 369
Capital expenditure ($ million) 7 7
Total number of employees 602 871
Employees 462 479
Contractors 140 392
* For the eight months from May to December 2004.

Iduapriem
Description: Iduapriem mine is located in the
western region of Ghana, some 70 kilometres north
of the coastal city of Takoradi, and 10 kilometres
south-west of Tarkwa. The mine comprises two
adjacent properties, Iduapriem and Teberebie.
AngloGold Ashanti has a 80% stake in Iduapriem,
with 20% owned by the International Finance
Corporation. AngloGold Ashanti has a 90% holding
in the Teberebie mine, with the government of Ghana
holding a 10% interest. The combined AngloGold
Ashanti stake is 85%.
Geology: The Iduapriem and Teberebie gold mines
are located along the southern end of the Tarkwa
basin. The mineralisation is contained in the Banket
Series of rocks within the Tarkwaian System of
Proterozoic age. The outcropping Banket Series of
rocks in the mine area form prominent, arcuate
ridges extending southwards from Tarkwa,
westwards through Iduapriem and northwards
towards Teberebie.
Operating performance
At Iduapriem attributable gold production increased
to 174,000 ounces, primarily as a result of improved
plant availability and consequently increased
throughput. (The 2004 attributable production was
for an eight-month period only). This is despite the
crushing and conveyor problems experienced in the
second quarter. A mine-to-mill study undertaken in
the first half of the year focused on optimising the
front-end crushing system to increase crusher and
plant throughput. This was largely successful
although some unexpected downstream problems
have arisen which are currently being addressed.
Total cash costs increased to $348 per ounce
due to a combination of below budget gold
production and increases in contract mining
costs and prices of major consumables such as
fuel, cyanide and lime.
Gross loss, adjusted for the effect of unrealised
non-hedge derivatives, improved to $2 million.
Attributable capital expenditure was marginally
higher at $4 million and was spent mainly on the
mobilisation of additional equipment, exploration
and development, and the implementation of
social programmes in neighbouring communities.
Growth prospects
A scoping study will be undertaken to evaluate
the economics of exploiting the considerable low-
grade mineral resources of the other properties
which lie in the Tarkwaian conglomerates
extending below the economic limit of the pits.
Outlook
At Iduapriem, attributable gold production is
expected to rise to between 185,000 ounces and
193,000 ounces in 2006, at a total cash cost of
between $302 per ounce and $314 per ounce.
Capital expenditure of between $14 million and
$15 million will be spent mainly on tailings dam
wall lifts and upgrades to the crushing plant and
milling circuit.
REVIEW OF OPERATIONS –
GHANA
65
Iduapriem
2005
*2004
Pay limit (oz/t) 0.023 0.022
Pay limit (g/t) 0.72 0.76
Recovered grade (oz/t) 0.050 0.051
Recovered grade (g/t) 1.71 1.76
Gold production (000oz) – 100% 205 147
Gold production (000oz) – 85% 174 125
Total cash costs ($/oz) 348 303
Total production costs ($/oz) 451 423
Capital expenditure ($ million) – 100% 5 4
Capital expenditure ($ million) – 85% 4 3
Total number of employees 1,283 1,306
Employees 698 709
Contractors 585 597
* For the eight months from May to December 2004.

The Siguiri mine is AngloGold Ashanti’s only
operation in the Republic of Guinea in West
Africa. In 2005, it produced 246,000 attributable
ounces of gold, at a total cash cost of $301 per
ounce.
Siguiri
Description: Siguiri mine, an open-pit operation,
is located in the Siguiri district in the north-east of
the Republic of Guinea, West Africa, about
850 kilometres from the capital city of Conakry.
The nearest major town is Siguiri (approximately
50,000 inhabitants), located on the banks of the
Niger River. AngloGold Ashanti has an 85%
interest in Siguiri, with the balance (15%) held by
the government of Guinea.
Geology: This concession is dominated by
Proterozoic Birimian rocks which consist of
turbidite facies sedimentary sequences. Two main
types of gold deposits occur in the Siguiri basin
and are mined, namely:
•
laterite or CAP mineralisation which occurs
as aprons of colluvial or as palaeo-channels
of alluvial lateritic gravel adjacent to, and
immediately above; and
•
in situ quartz-vein related mineralisation
hosted in meta-sediments with the better
mineralisation associated with vein
stockworks that occurs preferentially in the
coarser, brittle siltstones and sandstones.
The mineralised rocks have been deeply
weathered to below 100 metres in places to
form saprolite or SAP mineralisation. The
practice at Siguiri has been to blend the CAP
and SAP ore types and to process these using
the heap-leach method. With the percentage of
available CAP ore decreasing, however, a new
CIP plant has been brought on stream to treat
predominantly SAP ore.
Operating performance
Production at Siguiri rose during the year as the mine
made the transition from heap-leach operations to
the newly commissioned CIP plant. This was
despite a delay in construction of the plant,
problems experienced in commissioning and a
series of pipeline failures which hampered optimal
performance.
Total attributable production for the year
amounted to 246,000 ounces, at a total cash cost
of $301 per ounce, reflecting a decrease in cash
costs of 32% year-on-year.
REVIEW OF OPERATIONS
Guinea

Siguiri
2005
*2004
Pay limit (oz/t) 0.017 0.017
Pay limit (g/t) 0.55 0.59
Recovered grade (oz/t) 0.035 0.032
Recovered grade (g/t) 1.21 1.10
Gold production (000oz) 100% 289 98
Gold production (000oz) 85% 246 83
Total cash costs ($/oz) 301 443
Total production costs ($/oz) 414 534
Capital expenditure ($ million) 100% 36 57
Capital expenditure ($ million) 85% 31 48
Total number of employees 1,978 2,606
Employees 1,170 1,194
Contractors 808 1,412
* For the eight months from May 2004.
As a result, gross profit, adjusted for the effect of
unrealised non-hedge derivatives, rose to $12 million.
Capital expenditure, of $36 million, was spent
mainly on completion of the CIP plant.
On 27 July 2005, agreement was reached
between AngloGold Ashanti and the government
of Guinea to amend the Convention de Base
(stability agreement) which regulates the
company’s operations in Guinea and to resolve
any outstanding disputes. (A dispute between the
parties in 2004 had led to government embargoes
on the sale of gold and the import of fuel which
had a significant impact on production.) As part of
the settlement AngloGold Ashanti agreed to pay
the government a sum of $7 million and to meet
the historical and follow-up fees and costs of a
consultant retained by the government to advise
and assist it in its negotiations to resolve the
dispute. The government has irrevocably
confirmed its waiver and abandonment of all
claims and disputes of any nature whatsoever
against AngloGold Ashanti.
Growth prospects
The newly commissioned CIP project has
changed the complexion of this operation.
Whereas Siguiri was previously a heap-leach
operation, constrained by limited economically
treatable mineral resources, the mine is now able
to economically exploit the saprolitic ores that
extend below the base of the existing pits. There
is still considerable exploration potential proximal
to the existing mine infrastructure. In 2005 Level 3
exploration was conducted on a number of
targets in Block 1 and on the most promising
target in Block 2. Success was achieved
particularly from two targets north of but proximal
to the mine namely Kintinian and Eureka North.
Kintinian remains open ended and delineation
work is to continue in 2006. Resource conversion
work (inferred to indicated) is also to commence
on the 2005 discoveries whilst a further 600,000
new ounces are being targeted in the 2006 Level
3 exploration programme.
Outlook
It is expected that in 2006, attributable
production will be between 250,000 ounces and
260,000 ounces as residual heap leach ounces
are depleted and CIP makes up all production.
The total cash cost is expected to be between
$308 per ounce and $320 per ounce. Capital
expenditure is projected to be between
$21 million and $22 million and will be spent
mainly on a tailings storage facility, tailings pipeline
replacement and exploration drilling.
REVIEW OF OPERATIONS –
GUINEA

AngloGold Ashanti has interests in three
operations in the West African country of Mali –
Sadiola (38%), Yatela (40%) and Morila (40%). All
three operations are managed by AngloGold
Ashanti.
In 2005, the Malian operations produced
528,000 ounces of attributable gold production,
at a total cash cost of $220 per ounce.
Sadiola
Description: AngloGold Ashanti has a 38%
interest in and manages the Sadiola mine which is
situated within the Sadiola exploitation area in
western Mali. The joint venture partners are
IAMGOLD, a Canadian-listed company (38%), the
government of Mali (18%) and the International
Finance Corporation (6%). The mine is situated
77 kilometres south of the regional capital of
Kayes.
Geology: The Sadiola deposit occurs within an
inlier of greenschist facies metamorphosed
Birimian rocks known as the Kenieba Window.
The specific rocks which host the mineralisation
are marbles and greywackes which have been
intensely weathered to a maximum depth of 200
metres. A series of north-south trending faults
occurs which feeds the Sadiola mineralisation. As
a result of an east-west regional compression
event, deformation occurs along a north-south
striking marble-greywacke contact, increasing the
REVIEW OF OPERATIONS
Mali

Sadiola
2005
2004
2003
Pay limit (oz/t) 0.05 0.06 0.05
Pay limit (g/t) 1.80 1.76 1.68
Recovered grade (oz/t) 0.080 0.081 0.081
Recovered grade g/t 2.73 2.77 2.77
Gold production (000oz)
– 100%
442 459 452
Gold production
(000oz) – 38%
168 174 172
Total cash costs ($/oz) 265 242 210
Total production
costs ($/oz)
336 301 275
Capital expenditure
($ million) 100%
18 16 10
Capital expenditure
($ million) 38%
7 6 4
Total number of employees 1,245 1,159 1,041
Employees 584 550 492
Contractors 661 609 549
porosity of this zone. North-east striking
structures, which intersect the north-south
contact, have introduced mineralisation, mainly
with the marble where the porosity was greatest.
The Sadiola Hill deposit generally consists of two
zones, an upper oxidised cap and an underlying
sulphide zone. From 1996 until 2002, shallow
saprolite oxide ore was the primary ore source.
Since 2002, the deeper saprolitic sulphide ore has
been mined and will progressively replace the
depleting oxide reserves.
Operating performance
Attributable gold production declined by 3% year-
on-year as tonnage throughput decreased. A mill
breakdown in the second quarter had an impact
on production. The yield, at 2.73g/t, was
maintained despite the processing of lower grade
oxides in the latter half of the year.
Total cash costs rose by 10% to $265 per
ounce, mainly due to the significant increase in
fuel costs during the year.
Gross profit, adjusted for the effect of unrealised
non-hedge derivatives, increased to $20 million,
with the decline in production and increase in
costs being offset by an 11% increase in the gold
price received.
Capital expenditure increased by 17% to
$7 million. The main areas of expenditure were
cyanide recovery and plant modifications,
exploration, grid power studies and mining
infrastructure.
Growth prospects
A pre-feasibility study into mining of the hard sulphide
ore was completed and showed that this would be
uneconomical at current levels of metallurgical
recoveries. Further metallurgical test work will be
conducted during 2006 on improving recoveries. A
feasibility study and infill drilling will continue once
that has been successfully achieved.
Outlook
In 2006, attributable production at Sadiola is
expected to increase to between 185,000 ounces
and 193,000 ounces, at a total cash cost of
between $302 per ounce to $314 per ounce.
Planned attributable capital expenditure of
$7 million will be spent mainly on housing,
contractor camp relocation, gravity concentration
test work, exploration and the deep sulphide
feasibility study.
REVIEW OF OPERATIONS –
MALI

Yatela
Description: Yatela mine is owned by Société
d'Exploitation des Mines d'Or de Yatela SA, in
which AngloGold Ashanti and IAMGOLD each
hold an effective 40% interest, and the
government of Mali 20%. Yatela is located some
25 kilometres north of Sadiola and approximately
50 kilometres south-south-west of Kayes, the
regional capital.
Geology: Yatela mineralisation occurs as a keel-
shaped body in Birimian metacarbonates. The
keel is centred on a fault which was the feeder for
the original mesothermal mineralisation, with an
associated weakly mineralised diorite intrusion.
Mineralisation occurs as a layer along the sides
and in the bottom of the keel. The ore dips almost
vertically on the west limb and more gently
towards the west on the east limb, with tight
closure to the south.
Operating performance
Tonnages processed at Yatela increased during
the year while the recovered grade decreased by
12% to 2.99g/t. Attributable production rose
marginally to 98,000 ounces.
Total cash costs rose by only 3% to $263 per
ounce as fuel and mining contractor costs
increased. This was offset by improved cost
performance in other areas, including the
significant benefit realised from reduced cement
consumption and costs by the move from
bottom-lift stacking of the heap-leach pad to top-
lift stacking.
Gross profit of $11 million, adjusted for the effect
of unrealised non-hedge derivatives, was 38%
higher than in 2004 due to a 9% increase in the
gold price.
Capital expenditure of $2 million was 33% lower
than the previous year and was incurred mainly on
heap-leach pad construction.
Growth prospects
Mining of heap leachable ore will cease in mid-
2007 after which leaching and rinsing of the
heaps will continue for some months. The
potential for a small amount of sulphide ore below
the existing Alamoutala deposit to be treated at
Sadiola is being investigated.
Outlook
In 2006, Yatela’s attributable production is
expected to rise to between 118,000 ounces and
122,000 ounces, at a total cash cost of $249 per
ounce to $259 per ounce. Capital expenditure
attributable to AngloGold Ashanti is planned at
$0.2 million, to be spent mainly on the final
extension of the overland conveyor.
REVIEW OF OPERATIONS –
MALI
70
Yatela
2005
2004
2003
Pay limit (oz/t) 0.05 0.06 0.06
Pay limit (g/t) 1.66 1.96 2.04
Recovered grade (oz/t) 0.087 0.099 0.083
Recovered grade g/t 2.99 3.41 2.84
Gold production
(000oz) 100%
246 242 218
Gold production
(000oz) 40%
98 97 87
Total cash costs ($/oz) 263 255 235
Total production costs ($/oz) 340 323 334
Capital expenditure
($ million) (100%)
5 7 14
Capital expenditure
($ million) (40%)
2 3 6
Total number of employees 910 1,033 926
Employees 210 208 190
Contractors 700 825 736

Morila
2005
2004
2003
Pay limit (oz/t) 0.07 0.09 0.06
Pay limit (g/t) 2.27 2.81 2.14
Recovered grade (oz/t) 0.158 0.130 0.221
Recovered grade (g/t) 5.41 4.44 7.56
Gold production
(000oz) – 100%
655 510 794
Gold production
(000oz) – 40%
262 204 318
Total cash costs ($/oz) 191 184 108
Total production costs ($/oz) 293 263 179
Capital expenditure
($ million) 100%
5 4 12
Capital expenditure
($ million) 40%
2 2 4
Total number of employees 1,183 1,398 1,327
Employees 478 479 453
Contractors 705 919 874
Morila
Description: AngloGold Ashanti and Randgold
Resources Limited each hold a 40% interest in
the Morila Joint Venture, with the other 20% being
held by the Malian government. Morila is situated
some 180 kilometres by road south-east of the
capital of Mali, Bamako, which is 600 kilometres
south-east of Sadiola.
Geology: Morila is a mesothermal, shear-zone-
hosted deposit, which, apart from rising to the
east against steep faulting, lies flat. The deposit
occurs within a sequence Birimian metal-arkoses
of amphibolite metamorphic grade. Mineralisation
is characterised by silica-feldspar alteration and
sulphide mineralisation consists of arsenopyrite,
pyrrhotite, pyrite and chalocopyrite.
Operating performance
Morila made a good recovery during the year with
production rising to 262,000 attributable ounces.
This was as a result of higher tonnages and an
increase in the overall grade of 22% to 5.41g/t.
A strike by mining contractor employees in the
third quarter affected both tonnages and costs.
Overall, however, total cash costs were contained
and, at $191 per ounce, are amongst the best in
the industry.
Gross profit adjusted for the effect of non-hedge
derivatives rose by 56% to $39 million.
Capital expenditure of $2 million was at similar
levels to that of 2004, and was incurred mainly on
plant modifications, infill drilling and the purchase
of a tower crane.
Growth prospects
A regional drilling programme, with a view to
finding another significant orebody, is being
conducted over the next two years at a cost of
$6 million.
Outlook
In 2006, gold production is expected to decrease
to between 215,000 ounces and 223,000
ounces, at a total cash cost of $274 per ounce to
$286 per ounce. Capital expenditure of about
$0.8 million is anticipated.
REVIEW OF OPERATIONS –
MALI

REVIEW OF OPERATIONS
Namibia

AngloGold Ashanti has a single operation in
Namibia, the Navachab mine. In 2005, the mine
produced 81,000 ounces of gold at a total cash
cost of $321 per ounce.
Navachab
Description: AngloGold Ashanti owns 100% of
the Navachab open-pit gold mine, which is
located near Karibib in Namibia, on the southern
west coast of Africa.
Geology: The Navachab deposit is hosted by
Damaran greenschist-amphibolite facies, calc-
silicates, marbles and volcano-clastics. The rocks
have been intruded by granites, pegmatites and
(quartz-porphyry dykes) aplite and have also been
deformed into a series of alternating dome and
basin structures. The mineralised zone forms a
sheet-like body which plunges at an angle of
approximately 20 degrees to the north-west. The
mineralisation is predominantly hosted in a
sheeted vein set (±60%) and a replacement skarn
body (±40%).
The gold is very fine-grained and associated with
pyrrhotite, and minor trace amounts of pyrite,
chalcopyrite, maldonite and bismuthinite.
Approximately 80% of the gold is free milling.
Operating performance
In 2004, AngloGold Ashanti assumed control of the
mining operations at Navachab from the mining
contractor, employing additional people and
purchasing its own equipment. This transition to
owner-mining meant that only limited operations
were conducted in the first half of that year.
In 2005, gold production rose by 21% to 81,000
ounces as grade increased to 2.05g/t. A crusher
failure in April resulted in significant downtime,
adversely affecting tonnages in the second
quarter.
N
0 300km
Okahandja
Navachab
Tsumeb
Windhoek
Walvis Bay
Luderitz
Keetmanshoop
Operations
Karibib
NAMIBIA

REVIEW OF OPERATIONS –
NAMIBIA

Navachab
2005
2004
2003
Pay limit (oz/t) 0.05 0.05 0.04
Pay limit (g/t) 1.65 1.46 1.38
Recovered grade (oz/t) 0.060 0.046 0.051
Recovered grade (g/t) 2.05 1.59 1.75
Gold production (000oz) 81 67 73
Total cash costs ($/oz) 321 348 274
Total production costs ($/oz) 326 389 296
Capital expenditure
($ million)
5 21 2
Total number of employees 315 251* 389
Employees 315 251 180
Contractors – – 209
* No mining labour, contract or otherwise, was on site during the first half of 2004.
Total cash costs decreased by 8% to $321 per
ounce as a result of the increased gold
production.
Gross profit adjusted for the effect of non-hedge
derivatives increased to $10 million as a result of
higher production, lower costs and the higher
gold price received.
Capital expenditure of $5 million was significantly
down on the previous year which included
expenditure on the transition to owner-mining.
Expenditure during 2005 was mainly on additional
owner-mining facilities, mining equipment, plant
automation and ongoing exploration.
Growth prospects
Previous studies on a potential pit expansion,
which was then uneconomical, are being
reconsidered given the current outlook for the
gold price. Several brownfields prospects are
located within trucking distance and are currently
under investigation.
Outlook
Gold production is expected to rise to between
81,000 ounces and 85,000 ounces in 2006, at a
total cash cost of $301 per ounce to $313 per
ounce. Capital expenditure of $1.4 million is
planned.

REVIEW OF OPERATIONS
Tanzania

AngloGold Ashanti has a single operation in
Tanzania, the Geita Gold Mine. Prior to May 2004,
the mine was managed under a joint venture
agreement between Ashanti Goldfields and
AngloGold. Since the merger of the two
companies, Geita has been a wholly owned
subsidiary.
In 2005, the Tanzanian region produced
613,000 ounces of gold at a total cash cost of
$298 per ounce.
Geita
Description: The Geita mine is located 80 kilometres
south-west of the town of Mwanza. It is a multi-pit
operation with a CIL plant which has the capacity to
treat 6 million tonnes a year.
Geology: Geita is an Archaean mesothermal,
mainly Banded Ironstone Formation (BIF)-hosted,
deposit. Mineralisation is located where auriferous
fluids, which are interpreted to have moved along
shears often on BIF-diorite contacts, reacted with
. Geita 2005 2004 2003
Pay limit (oz/t)
0.07
0.09
0.06
Pay limit (g/t)
2.27
2.81
2.16
Recovered grade (oz/t)
0.092
0.109
0.105
Recovered grade (g/t)
3.14
3.74
3.60
Gold production
(000oz) – 100%
613
692
661
Gold production (000oz)
– 100% attributable from
May 2004
613
570
331
Total cash costs ($/oz)
298
250
183
Total production costs ($/oz)
387
328
223
Capital expenditure
($ million) 100%
78
14
20
Capital expenditure ($ million)
100% attributable from
May 2004
78
13
10
Total number of employees
2,280
2,256
2,080
Employees
1,066
661
643
Contractors
1,214
1,595
1,437

REVIEW OF OPERATIONS –
TANZANIA

the BIF. Some lower grade mineralisation can
occur in the diorite as well (usually in association
with BIF-hosted mineralisation), and
approximately 20% of the gold is hosted in the
diorite.
Operating performance
In 2005, gold production decreased to
613,000 ounces, largely as a result of a 16%
decline in yield to 3.14g/t as the high-grade ore
in the current cut-back was depleted. The high-
grade ore of the next phase of mining in the
Nyankanga pit is likely to be accessed by the
end of September 2006.
A change from contract to owner-mining was
implemented in order to address spiralling
contractor mining costs, and this change was
successfully completed by the end of July 2005.
Benefits began to flow through in the last quarter
of the year but as a result of the change over to
owner-mining, a contract termination fee of
$9 million was incurred and this is reflected in the
income statement.
Total cash costs rose by 19% to $298 per ounce
as a result of lower production, low contractor
efficiencies and increased fuel costs. Gross profit,
adjusted for the effect of unrealised non-hedge
derivatives, declined to $9 million.
Capital expenditure of $78 million reflected the
cost of the ore haulage fleet purchased as a result
of the transition to owner mining, ongoing
exploration and tailings dam upgrades.
Growth prospects
Exploration on the identification and generation
of resources to the inferred category, as well as
the conversion of resources into reserves, will
continue. Current inferred resources are
expected to add four years to life of mine
reserves but significant further brownfields
potential is expected, both surface and
underground.
Outlook
Gold production is set to decline to between
562,000 ounces and 585,000 ounces in 2006, at
an expected total cash cost of between $297 per
ounce and $309 per ounce. Capital expenditure
of between $86 million and $89 million is planned,
to be spent
mainly on mining equipment,
workshop facilities, road construction, grid power
studies and ongoing exploration.

AngloGold Ashanti's gold assets in the United
States comprise the wholly owned AngloGold
Ashanti (Colorado) Corp., which holds a 67%
interest in the Cripple Creek & Victor Gold Mining
Company (CC&V) in Colorado with a 100%
interest in the gold produced until loans extended
to the joint venture are repaid.
AngloGold Ashanti's stake in the Jerritt Canyon
Joint Venture was sold to Queenstake Resources
USA Inc. with effect from 30 June 2003. As
reporting on all production and operations owned
over the past three years is required in the Form
20-F (which is filed with the US Securities and
Exchange Commission), information pertaining to
Jerritt Canyon is reported here.
AngloGold Ashanti also owns the Big Springs
property in Nevada, which is no longer in
operation and is currently in the final stages of
reclamation and closure.
Cripple Creek & Victor
Description: CC&V, which is an open-pit
operation, is located south-west of Colorado
Springs in the state of Colorado.
Geology: The district of Cripple Creek is centred
on an intensely altered alkaline, tertiary-aged,
diatreme-volcanic, intrusive complex, approximately
circular in shape covering 18.4 square kilometres,
surrounded by older Precambrian rocks. The
Precambrian rocks consist of biotite gneiss,
granodiorite and quartz monzonite intrusions
which were is in turn intruded by the 1 GA Pikes
Peak granite.
The intersection of these four units and regional
tectonic events formed an area of regional dilation
which subsequently facilitated the formation of
the tertiary-aged, Volcanic complex. The majority
of the complex then infilled with the eruptive
phase Cripple Creek Breccia host rock. This
complex was subsequently intruded by a series of
tertiary-aged intrusive dykes and sills ranging in
composition from syenite to phonolite/
phonotephrite to lamprophyre. These intrusives
occupy all of the dominant district structural
orientations as well as laccoliths, cryptodomes
and surficial flows. District structures are generally
near vertical and strike north-north-west to north-
east. These structures are commonly intruded by
phonolite dykes which appear to have also acted
as primary conduits for the late-stage gold
mineralising solutions. Higher grade pods of
REVIEW OF OPERATIONS
United States of America

REVIEW OF OPERATIONS –
UNITED STATES OF AMERICA

CC&V
2005
2004
2003
Pay limit (oz/t)
0.01
0.01
0.01
Pay limit (g/t)
0.34
0.34
0.34
Recovered grade (oz/t)
0.018
0.018
0.020
Recovered grade (g/t)
0.62
0.61
0.67
Gold production (000oz)
330
329
283
Total cash costs ($/oz)
230
220
199
Total production costs ($/oz)
333
300
310
Capital expenditure ($ million)
8
16
24
Total number of employees
357
387
447
Employees
313
313
326
Contractors
44
74
121
mineralisation occur at structural intersections
and/or as sheeted vein zones along zones of
strike deflection. High-grade gold mineralisation is
associated with K-feldspar + pyrite +/- carbonate
alteration and occurs adjacent to the major
structural and intrusive dyke zones. The broader
zones of disseminated mineralisation occur
primarily as micro-fracture halos around the
stronger alteration zones in the more permeable
Cripple Creek Breccia wall rocks.
The average depth of oxidation is 120 metres and
is also developed along major structural zones to
even greater depths. Individual orebodies can be
tabular, pipe-like, irregular or massive. Individual
gold particles are generally less than 20 microns
in size and occur as native gold with pyrite or
native gold after gold-silver tellurides. Gold
occurs within hydrous iron and manganese oxides
and as gold-silver tellurides. Silver is present but
is economically unimportant. Gold mineralisation
can be encapsulated by iron and manganese
oxides, pyrite, K-feldspar alteration and quartz.
Operating performance
Record tonnages were crushed and placed on the
leach pad in 2005 with over 21.2 million tons
processed through the primary gyratory crusher.
Gold production was at a record level at 330,000
ounces for the year. The yield, at 0.62g/t, was
also maintained year-on-year.
Total cash costs were $230 per ounce, 5% higher
than in 2004, as a result of increased equipment
maintenance costs and higher commodity costs,
particularly diesel.
Gross profit, adjusted for the effect of unrealised
non-hedge derivatives, rose to $17 million,
principally as a result of higher gold prices
realised although these were partially offset by
higher production costs.
Capital expenditure of $8 million was markedly
down on that for the previous year and was spent
mainly on exploration and major mine equipment
rebuilds.

REVIEW OF OPERATIONS –
UNITED STATES OF AMERICA

Growth prospects
The expansion project completed in 2003 has
increased average annual gold production by
40% and extended the life of mine from 2008 to
at least 2013, and should yield an additional
2.8 million ounces of production over this period.
Outlook
In 2006, gold production is expected to be
consistent between 323,000 ounces to
337,000 ounces with expected total cash costs of
$238 per ounce to $248 per ounce. Capital
expenditure is planned to rise to $12 million for
exploration, haul truck purchase, major mine
equipment rebuilds, and engineering for load-out
bin relocation.
Jerritt Canyon
Description: The Jerritt Canyon district is
located in the north-central Independence
Mountains, north-west of Elko, Nevada in the
United States.
AngloGold Ashanti (Nevada) Corp., formerly known
as AngloGold (Jerritt Canyon) Corp., and its partner
Meridian Gold sold their stake in the Jerritt Canyon
operation to Queenstake Resources with effect from
30 June 2003.
Operating performance and outlook
The operation was sold with effect from
30 June 2003.
Zimbabwe
The Freda-Rebecca, a former Ashanti operation,
was owned by AngloGold Ashanti for only four
months of 2004.
Freda-Rebecca
Description: AngloGold Ashanti had a 100%
interest in the Freda-Rebecca underground mine,
which it sold to South African-based Mwana
Africa Holdings for $2 million with effect from
1 September 2004. The mine is located at
Bindura, north of Harare, in Zimbabwe.
Freda-Rebecca
*2004
Pay limit (oz/t)
Pay limit (g/t)
Recovered grade (oz/t) 0.048
Recovered grade (g/t) 1.66
Gold production (000oz) 9
Total cash costs ($/oz) 417
Total production costs ($/oz) 589
Capital expenditure ($ million) 1
Total number of employees 745
Employees 687
Contractors 58
* For the four months from May 2004 to August 2004.
Jerritt Canyon
*2003
2002
Pay limit (oz/t) 0.22 0.22
Pay limit (g/t) 7.55 7.55
Recovered grade (oz/t) 0.209 0.231
Recovered grade (g/t) 7.15 7.91
Gold production (000oz) 100% 153 338
Gold production (000oz) 70% 107 237
Total cash costs ($/oz) 270 249
Total production costs ($/oz) 366 348
Capital expenditure
($ million) 100%
4 11
Capital expenditure
($ million) 70%
2 8
Total number of employees 295 297
Employees 291 291
Contractors 4 6
* To 30 June 2003

Global exploration

The replacement of production ounces through
near-mine (brownfields) exploration continued to
remain a high priority for AngloGold Ashanti in
2005. During the year, brownfields exploration
activities continued around the group’s main
operations in Argentina, Australia, Brazil, Ghana,
Guinea, Tanzania, Mali, Namibia, South Africa and
the USA. Greenfields exploration activities in 2005
were primarily focused on the Democratic
Republic of Congo (DRC), Colombia, Alaska,
Laos, Philippines, Mongolia, China, and Russia,
with exploration in the relatively mature terrains of
Peru, Tanzania, Ghana, and Mali being curtailed.
Whilst the principal objective of the greenfields
exploration group is to discover new long-life,
low-cost mines for AngloGold Ashanti, the
company will seek to optimise value in exiting or
selling those exploration assets that do not
meet its internal growth criteria and also by
opportunistically investing in prospective junior
exploration companies.
During 2005, total exploration expenditure
amounted to $79 million, of which $42 million
was spent on brownfields exploration. The
remainder, $37 million, was spent on greenfields
exploration in Colombia, Peru, Alaska, Mongolia,
China, Russia, Ghana, South East Asia, Australia
and the DRC. Exploration expenditure is expected
to total $91 million in 2006, $55 million on
brownfields and $36 million on greenfields
exploration.
Argentina
At Cerro Vanguardia, ongoing reconnaissance
and resource definition drilling added a total of
0.14 million ounces to the Mineral Resource
principally from the Loma Sur, Atila, Zorro and
newly-discovered Serena veins.
Data derived from a detailed ground magnetic
survey is currently being processed, to identify
additional new blind mineralised veins.

Australia
Drilling at Sunrise Dam intersected numerous,
narrow high-grade lodes beneath the current pit
which have become accessible from the Daniel
decline development to the south. Near-mine
activities concentrated on testing underground strike
extensions and the Carey Shear potential at depth.
Through the Tropicana Joint Venture with
Independence Group NL, AngloGold Ashanti has
earned a 70% interest in a 7,500 square kilometre
tenement package that lies some 200 kilometres
east-south-east of Sunrise Dam and within the
Proterozoic-age Albany-Fraser Mobile Belt. No
significant gold exploration has previously been
undertaken in the Tropicana district. This belt lacks
a history of exploration. In addition to the
Tropicana, Rusty Nail and Kamikaze prospects,
where initial drilling has been conducted, extensive
anomalies have been identified by an ongoing soil
sampling campaign, with data having been
collected over approximately 60% of the ground
holding.
Mineralisation at the Tropicana prospect has been
identified over a strike length of greater than one
kilometre by drilling and induced polarisation (IP)
geophysical surveys. Significant intersections from
wide-spaced diamond and reverse circulation
drilling include 32 metres at 6.6g/t, 9 metres at
6.3g/t, 20 metres at 2.3g/t, 26 metres at 2.2g/t, as
well as 10 metres at 4.1g/t and 38 metres at 3.0g/t
and also 10 metres at 7.9g/t. An IP geophysical
survey and limited drilling, completed late in the
year, have identified a parallel zone of
mineralisation. For a complete listing of results see
Independence Group NL news releases on
www.independencegroup.com.au
At Yarmana, drilling results were disappointing and
the project, together with a number of projects in
the Yilgarn and Tanami regions were divested,
completing the rationalisation of the Australia
region’s greenfields exploration programme.
Brazil
Brownfields exploration continued on the
company’s leases in the Iron Quadrangle in Minas
Gerais State, where the Cuiabá and Córrego do
Sítio mines and the Lamego prospect are located,
and also at Serra Grande near Crixás.
At Córrego do Sítio, exploratory underground
development in the Cachorro Bravo orebody was
ongoing and continued to confirm the lateral and
down-dip continuity of the mineralisation at
anticipated thicknesses and grades. Ongoing
surface and underground drilling of the deeper
oxide and sulphide mineralisation added
1.39 million Mineral Resource ounces during
2005, principally at the Laranjeiras orebody,
bringing the total Mineral Resource to 2.50 million
ounces at 7.09g/t. Underground development
drilling is continuing and a pre-feasibility study is
in progress.
At Lamego, late in 2005, exploratory underground
development accessed the higher grade
Carruagem orebody, and further evaluation of the
mineralisation is planned.
At Crixás, the testing of targets in the mine area is
ongoing but no significant Mineral Resources
were added this year.
Canada
In 2005 the company decided to convert all of its
remaining interests in the Red Lake Mining District
in Ontario into a royalty position.
China
During 2005, project generation activities
identified a number of exploration projects and
discussions are in progress to proceed with these
through co-operative joint ventures.
Colombia
During 2005, AngloGold Ashanti continued with
early-stage exploration in Colombia and one
target was drill-tested with negative results.
Numerous targets will be followed up and drill-
tested in 2006.
Democratic Republic of Congo (DRC)
Drilling commenced at Mongbwalu in 2005 and
the results support historical tonnage and grade
estimates of 1.2 million ounces at 9.9g/t.
A 3 million ounce inferred Mineral Resource
is being targeted at Addidi/Kanga D7 in 2006
and definition drilling will commence in the
10-kilometre by 15-kilometre Mongbwalu Ridge
region. This is in addition to drill-testing of both
high-grade, underground vein and lower-grade,
GLOBAL EXPLORATION

GLOBAL EXPLORATION

open-pit targets. An evaluation of the regional
upside will also commence given that the current
concession covers virtually the entire Kilo
Greenstone Belt.
Ghana
All satellite exploration activities were stopped,
with the properties either being disposed of or
ceded back to the licence holders.
At Obuasi, a target generation exercise has identified
several surface targets that require follow-up in 2006.
Progress on the two surface holes, which are
anticipated to intersect the Obuasi Fissure at
3,400 metres below the surface, has been slow due
to technical drilling problems.
Guinea
The oxide exploration programme at Siguiri has
delineated a total of 0.67 million ounces of new
Mineral Resources, of which 0.57 million ounces
were delineated at Kintinian, which is situated
5
kilometres to the north of the current
operations.
Laos
A desktop review in conjunction with geochemical
sampling and regional reconnaissance mapping
was undertaken to assess prospective areas
under the joint venture with Oxiana Limited and
has defined three priority areas.
Mali
AngloGold Ashanti terminated greenfields exploration
in the south of Mali in 2005 and has divested the
exploration properties.
At Sadiola, three oxide targets will require follow
up drilling in 2006.
At Morila, exploration drilling focused mainly on
the Samacline target approximately 800 metres to
the north-west of the main orebody. A broad
envelope of lower grade mineralisation (1g/t –
4g/t) which at times hosts discrete lenses of
higher grades (+5g/t), has formed the basis of
conceptual modelling to test the viability of a
small-scale underground operation. A regional
drilling programme commenced in late 2005.
Mongolia
Drilling at the Altun Uul project, in the south-west
Gobi, has revealed a mid-size, low-gold tenor shear-
related system, with limited upside and AngloGold
Ashanti has withdrawn from the area. Two epithermal
projects, Elgen Uul and Bayan Adraga will require
follow-up work in 2006.
Namibia
At Navachab, exploration focused on the Grid A
West and East areas, located 5 kilometres from
the Navachab mine.
Peru
All exploration activities were terminated and the
tenements and data packages are either being
sold or farmed out to third parties.
Philippines
Reconnaissance investigations have commenced
in one of the areas defined in the strategic
alliance with Red 5 Limited, which is located
approximately 20 kilometres north of the Siana
Gold Project.
Russia
AngloGold Ashanti continues to explore a number
of avenues to build an exploration portfolio,
including an association with strategic local
partners and various properties were investigated
in 2005. Through its technical consultancy
agreement and board representation, AngloGold
Ashanti continues to support Trans-Siberian Gold
in the proposed development of its Asacha and
Veduga projects. An increased involvement in the
management of Trans-Siberian Gold has been
implemented to facilitate decisions on the future
of the Asacha and Veduga projects in the medium
term.
South Africa
Three surface boreholes were completed in the Vaal
River area during 2005. Borehole JAL1, drilled to the
south-west of Kopanang, returned an average value
of 11.11g/t over 32.9 centimetres (yielding 365 cm g/t),
resulting in a modified gold value and tonnage for the
nearby Edom property. Drilling of two boreholes is in
progress in the Moab Khotsong “Lower Mine” project
area, to test the grade and structure.

Tanzania
Detailed soil geochemistry, geological mapping
and sampling in the Kigosi North properties
focused on targets generated from an airborne
geophysical survey. The exploration of these
properties takes place under an option agreement
with Tan Range Exploration Corporation.
At Mkurumu, a joint venture with Anglo Tanzania
Gold Limited, a wholly owned subsidiary of Draig
Mineral Developments Limited, was signed and
they are the operators of the project. Detailed
mapping and systematic soil sampling was
started in 2005.
At Geita, exploration activities focused on
orebody extension and regional exploration at
Nyamulilima Hill, and in the gaps between the
existing orebodies within the three main
mineralised trends at Nyamulilima, Kukuluma-
Matandani and Geita-Nyankanga.
United States
At Cripple Creek & Victor, drilling at a 120 metre
spacing delineated four new, open-ended,
mineralised zones with potential upside, which
will be followed up in 2006.
In 2005, AngloGold Ashanti focused its North
American greenfields exploration in Alaska with
the drilling of three projects and regional target
generation activities. Two of the three projects
drilled, Lost Mine South (LMS) and Terra, returned
positive results and identified open-ended ore
zones with potential upside. The LMS discovery is
a low-angle, high-grade vein system, located
40 kilometres south-west of the Pogo mine and
within 15 kilometres of existing infrastructure. The
Terra discovery consists of a series of low-
sulphidation, high-grade veins within a new
epithermal district in the western Alaska Range.
The development of both of these new
discoveries was from the follow-up of the 2004
target generation programme. In 2005, the
regional target generation programme defined five
new projects, which will be explored in 2006.
The ER and Eagle projects, near Pogo, were
divested. In addition, AngloGold Ashanti vended
its Nevada database into an exploration alliance
with Canadian junior, Redstar Gold Corporation.
The alliance provides AngloGold Ashanti with a
claw-back right on any new project developed
during the vesting period.
GLOBAL EXPLORATION

Mineral Resources and Ore Reserves

AngloGold Ashanti had Mineral Resources of
175.8
million ounces and Ore Reserves of
63.3 million ounces as of 31 December 2005.
AngloGold Ashanti submitted applications for
conversion of five old order mining rights in
respect of its Vaal River Operations and one in
respect of its West Wits Operations. It also
applied for a new mining right in respect of its Vaal
River Operations and one in respect of its West
Wits Operations. AngloGold Ashanti was advised
on 1 August 2005 by the Director-General of
Minerals and Energy that its applications had
been successful. The contents of the Notarial
Agreements relating to these conversions are
currently being reviewed in preparation for
registration of the new rights in the near future.
The notarial agreement for the West Wits
operations has subsequently been executed and
was lodged for registration on 9 February 2006.
Ore Reserves and Mineral Resources are reported in
accordance with the minimum standard described
by the Australasian Code for Reporting of Exploration
Results, Mineral Resources and Ore Reserves (The
JORC Code, 2004 Edition), and also conform to the
standards set out in the South African Code for the
Reporting of Mineral Resources and Mineral
Reserves (the SAMREC 2000 Code). Mineral
Resources are inclusive of the Ore Reserve
component unless otherwise stated.
Mineral Resources
The 2005 Mineral Resources decreased by
42.4 million ounces to 175.8 million ounces,
including a depletion of 8.1 million ounces.
Mineral Resources were estimated at a gold
price of $475 per ounce. The largest reduction
in the Mineral Resource (6.8 million ounces)
occurred at Savuka, where the pending closure
of the mine has resulted in a significant amount
of the Mineral Resource being written off as
there are no reasonable prospects of further
economic extraction.
Scoping studies conducted at other mines
based on estimates including capital
requirements and current costs showed that a
significant amount of material previously
included in Mineral Resources no longer
showed reasonable economic potential.
Consequently this material has been excluded
from the current Mineral Resource statement.
The exclusions are summarised below:
Mponeng
-4.5 million ounces
(Block 5 on the VCR and
the CLR below 120 level)
Moab Khotsong
-4.2 million ounces
(reduction Moab Khotsong
lower mine)
Geita
-4.2 million ounces
(constrained by economic
pit shells)
Navachab
-3.3 million ounces
(constrained by the
economic pit shell)
Tau Lekoa
-3.2 million ounces
(Mineral Resource
below 1650 level)
Great Noligwa
-2.8 million ounces
(partial removal of C Reef
from the plan)
At Obuasi, a project to model and estimate the
Mineral Resources was completed late in the year.
The Mineral Resource classification system at Obuasi
was revised to reflect confidence levels used at other
AngloGold Ashanti operations and this was the
primary cause of a Mineral Resource decrease of
3.7 million ounces.
Significant increases in Mineral Resources occurred
with:
•
an increase of 1.6 million ounces at Boddington
due to the completion of the feasibility study
update; and
•
an increase of 1.7 million ounces in Brazil,
mainly due to the positive results from
exploration at Córrego do Sítio.
Ore Reserves
Gold
AngloGold Ashanti’s attributable Proved & Probable
Ore Reserves amounted to 78.9Moz as at
31 December 2004 based on the preferred position
of the United States’ Securities and Exchange
Commission (SEC). In accordance with this preferred
position, the group’s Ore Reserves were estimated
using the three-year historical average of gold prices

of $375/oz, A$536/oz and R94,765/kg respectively.
AngloGold Ashanti reviews and updates its estimates
of Ore Reserves annually and publishes them in the
first quarter of each year.
In accordance with the preferred position of the SEC,
and based on the estimated average gold price and
exchange rates for the three years ended
31 December 2005, which yields gold prices of
around $400 per ounce, A$556 per ounce and
R86,808 per kilogram, AngloGold Ashanti’s Proved
and Probable Ore Reserves have been determined to
be 63.3 million ounces as at 31 December 2005. The
reduction in the group’s Ore Reserves, as compared
to those at 31 December 2004, amounted to
15.6 million ounces, 7.0 million ounces of which is
due to depletion, 6.4 million ounces is due to the use
of the lower rand gold price of R86,808 per kilogram
and the remaining 2.2 million ounces reduction is due
to geological model and scope changes. These
reductions in Proved and Probable Ore Reserves are
primarily at three of the South African mines, namely
Moab Khotsong, Mponeng and Tau Lekoa, for
reasons detailed below:
•
in the case of Moab Khotsong, the reduction of
5.4 million ounces is due to:
– the removal of 1.3 million ounces from the
existing project as a result of a decline in the
mine call factor, and
– the removal of the Moab Khotsong Phase 2
Project (4.1 million ounces) following the use
of a lower rand gold price;
•
in the case of Mponeng, the decrease of
1.7 million ounces is due to:
– the removal of 0.4 million ounces with a
decline in the mine call factor used, and
– the removal of the Mponeng below 120 level
Ventersdorp Contact Reef Project (1.3 million
ounces) following the use of a lower rand gold
price; and
•
in the case of Tau Lekoa, the decline of
1.6 million ounces is primarily due to the lower
rand gold price used.
A sensitivity analysis has been carried out on the
company’s Ore Reserves, using gold prices that
reflect more recent spot prices ($530/oz, A$700/oz
and R105,000/kg). This analysis, together with the
anticipated reserve ounces expected to be
generated by the 2006 exploration programmes,
indicates that the current Ore Reserve position could
be increased by some 9Moz, thereby more than
replacing the depletion occurring in 2006.
By-products
A number of by-products will be recovered as a
result of processing the Gold Ore Reserves. These
include 13,920 tonnes of uranium from the South
African operations 0.16 million tonnes of copper from
Australia, 0.11 million tonnes of sulphur from Brazil
and 22.66 million ounces of silver from Argentina.
The details of the by-product Mineral Resources and
Ore Reserves are shown in the supplementary
statistics document.
Audit of 2004 Mineral Resource and
Ore Reserve statement
During the course of the year, the AngloGold Ashanti
2004 Mineral Resource and Ore Reserve Statement
for six operations was submitted to independent
consultants for review. The group has been informed
that the audit identified no material shortcomings in
the process by which AngloGold Ashanti's Ore
Reserves and Mineral Resources for these six
operations were evaluated. It is the company's
intention to continue this process so that all its
operations will be audited over a three-year period.
The audit of those operations selected for review
during 2006 is currently in progress.
Competent persons
The information in this report that relates to
exploration results, Mineral Resources or Ore
Reserves is based on information compiled by the
competent persons listed below. They are either
members of the Australian Institute of Mining and
Metallurgy (AusIMM) or recognised overseas
professional organisations. They are all full-time
employees of the company.
The competent person for AngloGold Ashanti
Exploration is:
•
E Roth, PhD (Economic Geology), BSc (Hons)
(Geology), MAusIMM, 15 years experience.
Competent persons for AngloGold Ashanti's Mineral
Resources are:
•
VA Chamberlain, MSc (Mining Engineering),
BSc (Hons) (Geology), MAusIMM, 20 years
experience.
•
MF O'Brien, MSc (Mining Economics), BSc
(Hons) (Geology), Dip Data, Pr.Sci.Nat.,
MAusIMM, 26 years experience.
MINERAL RESOURCES AND ORE RESERVES

Competent persons for AngloGold Ashanti's Ore Reserves are:
•
CE Brechtel, MSc (Mining Engineering), MAusIMM, 30 years
experience.
•
DL Worrall, ACSM, MAusIMM, 25 years experience.
•
J van Zyl Visser, BSc (Mineral Resource Management), PLATO,
19 years experience.
The competent persons consent to the inclusion of the exploration,
Mineral Resources and Ore Reserves information in this report, in the form and context in which it appears.
Notes
A detailed breakdown of the Mineral Resources and Ore Reserves is provided in the report entitled, Supplementary Information: Mineral
Reserves and Ore Reserves, which is available in the Annual Report section of the AngloGold Ashanti website (www.AngloGoldAshanti.com)
and may be downloaded as PDF files using Adobe Acrobat Reader.
This information is also obtainable from the AngloGold Ashanti offices at the addresses given at the back of this report.
MINERAL RESOURCES AND ORE RESERVES
85
Ore Reserves by country (attributable)
Metric Imperial*
Contained Contained
Tonnes Grade gold Tons Grade gold
Category million g/t tonnes million oz/t Moz
South
Africa
Proved
14.5                7.54
109.0                15.9
0.220                   3.5
Probable
188.7                3.84                725.0               208.0                0.112                 23.3
Total
203.2                4.10                834.0               224.0                0.120                 26.8
Argentina
Proved
1.6                7.99                 12.6                  1.7
0.233                   0.4
Probable
4.5                6.53                 29.2                  4.9
0.190                   0.9
Total
6.0                6.91                 41.8                  6.7
0.202                   1.3
Australia
Proved
47.7                 1.16                 55.2               52.6
0.034                   1.8
Probable
102.5                 1.17               120.2              113.0                 0.034
3.9
Total
150.2                 1.17               175.3              165.6                 0.034
5.6
Brazil
Proved
2.7                 6.01                16.2                 3.0
0.175                   0.5
Probable
9.8                 7.45                73.2                10.8
0.217                   2.4
Total
12.5                 7.14                89.4                13.8
0.208                   2.9
Ghana
Proved
39.5                 1.94                76.7                 43.5
0.057                   2.5
Probable
46.7                 5.44
254.0                51.4
0.159                   8.2
Total
86.1                 3.84
330.7                95.0
0.112                 10.6
Guinea
Proved
23.6                 0.62                14.5                 26.0
0.018                   0.5
Probable
36.7                 1.00                36.6                 40.5
0.029                   1.2
Total
60.3                 0.85                51.1                 66.5
0.025                   1.6
Mali
Proved
9.7                 2.75                26.5                 10.6
0.080                   0.9
Probable
9.3                 3.95                36.5                 10.2
0.115                   1.2
Total
18.9                 3.34                 63.1                20.8
0.097                   2.0
Namibia
Proved
1.2
1.85                  2.2                  1.3
0.054                   0.1
Probable
8.9                 1.65                14.7                  9.8
0.048                   0.5
Total
10.1                  1.67                16.9                11.1
0.049                   0.5
Tanzania
Proved
22.1                  3.40                75.1                24.3
0.099                   2.4
Probable
40.4                  4.69
189.2                44.5
0.137                   6.1
Total
62.4                  4.23
264.3                68.8
0.123                   8.5
USA
Proved
87.4                  0.86               75.4                 96.3
0.025                   2.4
Probable
31.8                  0.86               27.4                 35.0
0.025                   0.9
Total
119.1                  0.86              102.7               131.3                0.025
3.3
Totals
Proved
249.8                  1.86              463.4               275.3                0.054                 14.9
Probable
479.2                  3.14
1,506.0               528.2                0.092                 48.4
Total
729.0                  2.70
1,969.4               803.6                0.079                 63.3
* Tons refers to a short ton, which is equivalent to 2,000lbs avoirdupois.
Rounding of figures in this report and in the supplementary statistics document may result in minor computational discrepancies.

Mineral Resources by country (attributable)
(1)
Metric
Imperial*
Contained Contained
Tonnes
Grade
gold
Tons*
Grade
gold
Category
million
g/t
tonnes
million
oz/t
Moz
South Africa
(2)
Measured
31.4                13.66              429.4                   34.6              0.398                  13.8
Indicated
435.3                  4.76
2,073.9                 479.8              0.139                  66.7
Inferred
29.7                  6.68
198.3                   32.7
0.195                   6.4
Total
496.4                  5.44
2,701.6                 547.2              0.159                 86.9
Argentina
Measured
10.8                  2.35                25.2                  11.9
0.068                   0.8
Indicated
15.3                  3.54                54.2                  16.9
0.103                   1.7
Inferred
6.5                  3.49                22.7                   7.2
0.102                   0.7
Total
32.6                  3.14
102.2                  35.9
0.091                   3.3
Australia
Measured
62.4                  1.15                71.9                  68.8
0.034                   2.3
Indicated
164.5                  1.04               171.5                181.3              0.030
5.5
Inferred
143.0                   1.01              144.7                157.7              0.029
4.7
Total
369.9                   1.05              388.1                407.8              0.031                 12.5
Brazil
Measured
8.2                   6.60               54.0                   9.0
0.192                   1.7
Indicated
16.2                   7.71
125.0                 17.9
0.225                   4.0
Inferred
28.5                   7.04
200.7                 31.4
0.205                   6.5
Total
52.9                   7.18
379.8                 58.3
0.209                 12.2
Ghana
Measured
101.2                   3.33              336.6               111.6               0.097                 10.8
Indicated
64.9                   4.83
313.7                  71.6
0.141                 10.1
Inferred
41.9                   5.82
244.0                  46.2
0.170                  7.8
Total
208.0                   4.30             894.4                 229.3              0.125                28.8
Guinea
Measured
23.6                   0.62               14.7                  26.0
0.018                  0.5
Indicated
58.7                   1.03               60.3                  64.7
0.030                  1.9
Inferred
90.4                   0.63               57.2                  99.7
0.018                  1.8
Total
172.7                   0.77             132.3                190.4               0.022
4.3
Mali
Measured
17.3                   2.02               35.1                  19.1
0.059                  1.1
Indicated
32.5                   2.58               83.7                  35.8
0.075                  2.7
Inferred
36.0                   1.93               69.6                  39.7
0.056                  2.2
Total
85.8                   2.19
188.3                  94.6
0.064                  6.1
Namibia
Measured
10.3                   0.88                9.1                  11.4
0.026                  0.3
Indicated
27.9                   1.42              39.5                  30.8
0.041                  1.3
Inferred
6.0
1.20                7.1                    6.6
0.035                  0.2
Total
44.2                   1.26              55.8                   48.7
0.037                  1.8
Tanzania
Measured
25.8                   3.40               87.7                  28.4
0.099                  2.8
Indicated
63.0                   4.56
287.1                  69.4
0.133                  9.2
Inferred
7.5                   5.23              39.1                    8.2
0.152                  1.3
Total
96.2                    4.30            413.9                 106.1              0.125                13.3
USA
Measured
146.0                    0.95            138.2                 161.0              0.028
4.4
Indicated
72.9                    0.91              66.1                  80.4
0.026                   2.1
Inferred
8.2
0.73                6.0                    9.1
0.021                   0.2
Total
227.2                    0.93             210.3                250.5              0.027
6.8
Totals
Measured
437.1                    2.75
1,202.0                 481.8              0.080                 38.6
Indicated
951.1
3.44          3,275.1              1,048.4              0.100               105.3
Inferred
397.8                    2.49            989.5                 438.5              0.073                 31.8
Total
1,786.0
3.06          5,466.6              1,968.7              0.089               175.8
*
Tons refers to a short ton, which is equivalent to 2,000lbs avoirdupois.
(1)
Inclusive of the Ore Reserve component
(2)
It is anticipated that 8.7Moz of the South African region’s published Mineral Resources will be taken up in stabilising pillars.
Rounding of figures in this report and in the supplementary statistics document may result in minor computational discrepancies.
MINERAL RESOURCES AND ORE RESERVES
(as at 31 December 2005)

Corporate governance
Corporate governance reference checklist
Key category Key indicator Key information Reference/Additional Information
Chairman
Deputy chairman
Independent non-
executive directors
Non-independent non-
executive directors
Executive directors
Appointment and
retirement of directors
Board
Russell Edey
Dr James Motlatsi
Frank Arisman
Reginald Bannerman
Elisabeth Bradley
Colin Brayshaw
Russell Edey
Dr James Motlatsi
Dr Sam Jonah (President)
René Médori
Bill Nairn
Simon Thompson
Tony Trahar
Lazarus Zim
Bobby Godsell (CEO)
Neville Nicolau (COO: Africa)
Roberto Carvalho Silva
(COO: International)
Srinivasan Venkatakrishnan (CFO)
Kelvin Williams (Marketing)
Directors retire by rotation every three
years.
Board has the power to appoint new
directors but such directors must
resign and stand for election at the
next AGM following their appointment
by the board.
All appointments to the board are
reviewed by the Nominations
Committee prior to the nomination
to the board
17 directors
Independent chairman and deputy
chairman
Six independent non-executive
directors
Five executive directors
Six non-executive directors (non-
independent)
Board Charter*
Sets out powers, responsibilities,
functions, delegation of authority, and
the areas of authority expressly
reserved for the board
Approved by the board 30 July 2003;
amended 27 October 2004
Independent director and chairman
Independent director and deputy chairman
Independent in terms of Listings Requirements of
JSE Limited (JSE)
Tony Lea resigned from the board on 1 August 2005
and René Médori was appointed in his stead. Dr Sam
Jonah resigned as an executive director on 1 August
2005 but continues to serve as President of the
company in a non-executive capacity.
At the AGM held on 29 April 2005, Dave Hodgson
(COO) did not stand for re-election. On 1 August
2005, Jonathan Best (CFO) retired from the board.
Srinivasan Venkatakrishnan was appointed CFO, and
two new COOs were appointed: Neville Nicolau
(Africa) and Roberto Carvalho Silva (International).
The following directors resigned during the year:
Jonathan Best (CFO)
Dave Hodgson (COO)
Tony Lea
The following directors were re-elected or elected
at the AGM on 29 April 2005:
Colin Brayshaw
Dr Sam Jonah
Tony Lea (resigned 1 August 2005)
Bill Nairn
Simon Thompson
Kelvin Williams
Lazarus Zim
The following directors were appointed by the board
since the last Annual General Meeting:
Reginald Bannerman
Roberto Carvalho Silva (COO: International)
René Médori
Neville Nicolau (COO: Africa)
Srinivasan Venkatakrishnan (CFO)
The following directors will stand for
re-election or election at the AGM in May 2006:
Frank Arisman
Reginald Bannerman
Elisabeth Bradley
Roberto Carvalho Silva
Russell Edey
Bobby Godsell
René Médori
James Motlatsi
Neville Nicolau
Srinivasan Venkatakrishnan
2005: 6 board meetings
Number of board committees: 9
Full biographical details, including each director's
qualifications and year of appointment to the board,
are available in the directors and executive
management section on pages 23 to 26

CORPORATE GOVERNANCE

Corporate governance reference checklist
Key category
Key indicator
Key information
Reference/Additional Information
Audit and Corporate
Governance
Committee*
Employment Equity &
Development
Committee
Executive Committee
Investment Committee
Market Development
Committee
Nominations
Committee*
Political Donations
Committee
Members:
Colin Brayshaw (Chair)
Frank Arisman
Elisabeth Bradley
Russell Edey
Members:
Dr James Motlatsi (Chair)
Frank Arisman
Roberto Carvalho Silva
Bobby Godsell
Bill Nairn
Neville Nicolau
Lazarus Zim
Members:
Bobby Godsell (Chair)
Roberto Carvalho Silva
Richard Duffy
Neville Nicolau
Thero Setiloane
Srinivasan Venkatakrishnan
Kelvin Williams
Members:
Russell Edey (Chair)
Elisabeth Bradley
Dr Sam Jonah
Bill Nairn
Simon Thompson
Srinivasan Venkatakrishnan
Peter Whitcutt
Kelvin Williams
Members:
Elisabeth Bradley (Chair)
Frank Arisman
Roberto Carvalho Silva
Bobby Godsell
Dr Sam Jonah
Dr James Motlatsi
Kelvin Williams
Lazarus Zim
Members:
Russell Edey (Chair)
Frank Arisman
Elisabeth Bradley
Colin Brayshaw
Dr James Motlatsi
Tony Trahar
Members:
Dr James Motlatsi (Chair)
Elisabeth Bradley
Colin Brayshaw
Fully independent committee in terms of JSE's Listings
Requirements and the United States’ Sarbanes-Oxley
Act
See page 92 for details on the committee
2005: five committee meetings
Independent chairman
See page 93 for details on the committee
2005: four committee meetings
Dave Hodgson resigned from the committee effective
29 April 2005 and was replaced by Roberto Carvalho
Silva and Neville Nicolau on 1 May 2005
Executive management committee comprising executive
directors and the executive officers for business
development and marketing
Meetings are generally held on a weekly basis
Independent chairman
See page 93 for details on the committee
2005: three committee meetings
Jonathan Best and Tony Lea resigned from the
committee on retirement from the board on 1 August
2005. The new CFO, Srinivasan Venkatakrishnan, has
attended meetings of this committee as an invitee and
was appointed to the committee, together with Peter
Whitcutt on 10 February 2006
Independent chairman
See page 93 below for details on the committee
2005: one committee meeting
Roberto Carvalho Silva was appointed on 1 May 2005
Independent chairman
Majority independent committee {5 out of 6}
See page 93 for details on the committee
2005: three committee meetings
Fully independent committee
Policy on Political Donations*
See page 93 for details on the committee
2005: No meetings

CORPORATE GOVERNANCE

Corporate governance reference checklist
Key category
Key indicator
Key information
Reference/Additional Information
Remuneration
Committee*
Safety, Health and
Sustainable
Development
Committee
Directors’ induction
policy*
Fit and proper
standards for directors
and company
secretaries policy*
Professional advice for
directors policy*
Market abuse (Insider
trading) policy*
Code of ethics for
employees*
Code of ethics for the
chief executive officer,
principal financial officer
and senior financial
officers*
Confidential reporting
policy*
Disclosures policy*
Members:
Russell Edey (Chair)
Colin Brayshaw
Tony Trahar
Members:
Bill Nairn (Chair)
Bobby Godsell
Dr Sam Jonah
Dr James Motlatsi
Neville Nicolau
Simon Thompson
Approved by the board
30 January 2004
Approved by the board
30 January 2004
Approved by the board
30 January 2004
Policy approved
30 October 2002;
amended 28 April 2005
Principles of Business Conduct
approved by the board
30 January 2003
Code approved by the board
30 July 2003
Policy approved by the board
30 January 2004
Policy approved by the Executive
Committee on 6 December 2004
Independent chairman
Majority independent committee {2 out of 3}
See page 93 for details on the committee
2005: 4 committee meetings
Non-executive chairman
See page 94 for details on the committee
2005: 4 committee meetings
Neville Nicolau was appointed on 10 February 2006
See page 96 for details on insider trading
See page 96 for details on the code of ethics
See page 96 for details on the code of ethics
See page 96 for details on the policy
See page 95 for details on the policy
* Policies/Committee Charters/Board Charter/Codes available on the company website:
www.AngloGoldAshanti.com under About -> Corporate Governance -> Guidelines

CORPORATE GOVERNANCE

AngloGold Ashanti is compliant with the South
African King Code on Corporate Governance, 2002,
(the King Code) except in a few areas where the
company has chosen not to adhere. Areas of non-
compliance with the King Code are fully detailed
below as required by the Listings Requirements of
the JSE. The company is compliant with the
applicable corporate governance requirements of
the Sarbanes-Oxley Act in the United States.
Compliance with Section 404 of the Act is required
for the 2006 financial year.
Significant corporate governance milestones
achieved during the year include:
•
being included in the JSE Sustainability Index
2005;
•
receiving a merit award at the Institute of
Chartered Secretaries and Administrators of
Southern Africa and JSE Annual Report
Awards, in the mining and non-mining
resources sector, and the Services SETA award
for the best sustainable development report;
•
receiving an Excellent Rating in the Ernst &
Young Excellence in Sustainability Reporting
Survey; and
•
Best Investor Relations Website 2005 from
Investor Relations Magazine, in conjunction with
the daily financial newspaper, Business Day.
The Board of Directors
AngloGold Ashanti is a controlled company with its
parent company, Anglo American plc, holding more
than 50% of the company’s issued share capital, and
is therefore, not subject to the director independence
requirements of the New York Stock Exchange
(NYSE). The board comprises a unitary board
structure of 17 directors who assume complete
responsibility for the activities of the company,
including the total risk management framework of the
company. The board has a written charter that
governs its powers, functions and responsibilities.
The board contains the mix of skills, experience and
knowledge required of a multinational gold company.
Directors’ retirement follows a staggered process
with one-third of the directors retiring every three
years at the annual general meeting (AGM). A
curriculum vitae of each director standing for re-
election is placed before shareholders at the AGM to
help inform the process of re-election. The board is
authorised by the company’s articles of association
to appoint new directors, provided such appointees
retire at the next AGM and stand for election by
shareholders. A Nominations Committee has been
established as a sub-committee of the board to help
identify suitable candidates for appointment to the
board.
The executive directors are appointed by the board
to oversee the day-to-day running of the company
through effective supervision of management.
Executive directors are held accountable by regular
reporting to the board, and their performance is
measured against pre-determined criteria as well as
the performance of their respective business units.
Only executive directors have contracts of
employment with the company. There are no
contracts of service between the directors and the
company, or any of its subsidiaries that are
terminable at periods of notice exceeding one year
and requiring the payment of compensation. Non-
executive directors do not hold service contracts
with the company. Details on the remuneration of
executive and non-executive directors are presented
in the Remuneration Report on page 114.
Non-executive directors provide the board with
invaluable and balanced advice and experience that
is independent of management and the executive.
The presence of independent directors on the board,
and the critical role they play through representation
on key committees such as the Audit and Corporate
Governance, Nominations, Political Donations and
Remuneration committees, together with their
calibre, experience and standing within the company,
ensures that the company’s interests are served by
impartial views that are separate of management and
shareholders.
On 26 October 2005, AngloGold Ashanti’s majority
shareholder, Anglo American plc, announced its
intention to reduce its shareholding in the company
with the effect that the company would no longer
constitute a subsidiary of Anglo American. If this
were to occur, AngloGold Ashanti would no longer
be regarded as a controlled company in terms of the
NYSE Listing Manual. In any event, as a foreign
private issuer listed on the NYSE and in terms of
section 303A.00 of the NYSE Listing Manual,
AngloGold Ashanti is not required to have a majority
independent board if the company’s primary
exchange does not require this. The JSE, on which
exchange the company has its primary listing, does
not require a majority independent board.

CORPORATE GOVERNANCE

In terms of board policy, a director will qualify as
being independent provided AngloGold Ashanti has
not, over the preceding year, done business in
excess of $10 million or 5% of the company’s
treasury business with the employer of that director.
Furthermore, in compliance with JSE Listings
Requirements, an independent director must not be
a representative of a shareholder who has the ability
to control or materially influence management and/or
the board; not have been employed by the company
or be the spouse of a person employed by the
company in an executive role in the past three years;
not been an adviser to the company other than in the
capacity as a director of the company; not be a
material supplier, customer or have a material
contractual relationship with the company; and be
free of any relationship that could be seen to
materially interfere with the independence of that
person. All six independent directors comply with
these requirements.
The board, its sub-committees, and the directors
all completed an annual evaluation process to
review their effectiveness. The chairman of each
committee and the chairman of the board led the
process of evaluation of the committees and the
board respectively. Both the managing secretary
and company secretary played a critical role in
this process. The evaluation of each non-
executive director’s performance was led by the
board chairman, while the assessment of the
performance of the board chairman was led by
the deputy chairman of the board. The evaluation
of the performance of executive directors is
conducted by the Remuneration Committee. For
full details, see Remuneration Committee on
page 93.
A managing secretary and company secretary
have been appointed to assist the board in its
deliberations, informing members of their legal
duties and ensuring, together with the executive
directors and senior management, that its
resolutions are carried out. Together with the
investor relations department, the company
secretarial function also provides a direct
communications link with investors and liaises
with the company’s share registrars on all issues
affecting shareholders. The company secretarial
function, in consultation with other departments,
furthermore, provides mandatory information
required by various regulatory bodies and stock
exchanges on which the company is listed. The
managing secretary and company secretary are
responsible for compliance with all the statutory
requirements in regard to the administration of the
Share Incentive Scheme. The managing secretary
and company secretary ensure that minutes of all
shareholders’, board and board committees’
meetings are properly recorded in accordance
with the South African Companies Act of 1973.
The company secretarial and compliance
functions also play a crucial role in the induction
of new directors.
A compliance function has been established to assist
the board and the management to determine their
statutory duties, ensure legal compliance and advise
on issues of corporate governance.
All members of the board have access to
management and the records of the company, as
well as to external professional advisers should the
need arise.
Six board meetings took place during the course of
2005. All directors, or their designated alternates,
attended the board meetings during their tenure
except for Dr James Motlatsi, who was unable to
attend two meetings, and Messrs Médori, Nairn and
Thompson who were unable to attend one meeting
each. The non-executive directors met during the
year in the absence of executive directors and
management.
AngloGold Ashanti does not permit directors and
key employees (that is, employees having access
to price sensitive information) to trade in company
shares during closed periods. Directors and key
employees are required to follow a formal process
before trading in the company’s shares. Closed
periods are in effect from the end of the reporting
period to and including the date of publication of
the quarterly, half-yearly and year-end results.
Where appropriate, a closed period is also
effective during periods where major transactions
are being negotiated and a public announcement
is imminent.
Board sub-committees
To facilitate the activities and deliberations of the
board, the board has established a number of sub-
committees, comprising members of the board, with
written terms of reference governing the powers,
functions and activities of each sub-committee.

CORPORATE GOVERNANCE

Members of the board committees have access to
management and the records of the company, as
well as to external professional advisers should the
need arise. A description of each sub-committee is
provided below.
The Audit and Corporate Governance
Committee
The Audit and Corporate Governance Committee,
inclusive of its chairman, comprises four independent
non-executive directors. The Sarbanes-Oxley Act
requires the board to identify a financial expert
from its ranks. The board has resolved that
Mr Brayshaw, chairman of the committee, is the
board’s financial expert. All members of the
committee have considerable financial knowledge
and experience to help oversee and guide the
board and the company in respect of the audit
and corporate governance disciplines. The board
considers it unnecessary for the chief executive
officer to attend meetings of the committee but, if
required, may attend by invitation from the
chairman of the committee. Contrary to the
recommendation of the King Code, the board
considers that the board chairman possesses
invaluable experience and knowledge warranting
his membership of the committee and that the
chief executive officer need not be a member of
the committee as a result of the requirements of
the Sarbanes-Oxley Act in relation to independent
directors membership of the committee.
The group internal audit manager also has unrestricted
access to both the chief executive officer and the chief
financial officer, the board chairman and the chairman
of the committee, and is invited to attend and report
on his department’s activities at all committee
meetings. The board is confident that the unfettered
access of the group internal audit manager to key
board members, and the direct and regular reporting
to the committee, together with his calibre, experience
and integrity, enables him to discharge his duties as
required by law and in fulfilment of his obligations to
the company. The function, duties and powers of the
internal audit function, for which the group internal
audit manager is responsible, is governed by a formal
internal audit charter that has been approved by the
committee.
The committee meets regularly with the external
audit partner, the group’s internal audit manager and
the executive officer: finance, to review the audit
plans of the internal and external auditors, to
ascertain the scope of the audits and to review the
half-yearly financial results, significant legal
matters affecting the company, the preliminary
announcement of the annual results and the annual
financial statements, as well as all statutory
submissions of a financial nature, prior to approval by
the board.
The committee is furthermore, responsible for:
•
the appointment and dismissal of the external
auditors; determining and approving external
auditors’ fees; overseeing the work of the
external auditors; determining all non-audit
work of the external auditors including
consulting work, and pre-approving non-audit
fees to be paid to the external auditors; and
ensuring that the external auditors report
regularly to the committee;
•
overseeing the internal audit function; receiving
regular report back from group internal audit
manager; appointment and dismissal of group
internal audit manager;
•
assessing and reviewing the company’s risk
management framework; and
•
monitoring the group’s corporate governance
practices in relation to regulatory requirements
and guidelines.
The external auditors also meet with the committee
members in the absence of management.
The committee met on five occasions during 2005.
All members of the committee attended each of the
committee meetings. In addition, two sub-committee
meetings were held.
The NYSE rules require that the board determine
whether a member of the committee’s simultaneous
service on more than three public companies’ audit
committees impairs the ability of such a member to
effectively serve on a listed company’s audit
committee. Mr Brayshaw, the chairman of the
committee, is a member of eight (2004: nine) other
public companies’ audit committees and is chairman
of four (2004: seven). Mrs Bradley is a member of
three (2004: four) other public companies’ audit
committees and is the chairman of one (2004: one).
Mr Brayshaw is a retired managing partner and
chairman of Deloitte & Touche, while Mrs Bradley,
who is semi-retired, has considerable financial and
accounting experience. The board is confident that
the experience, calibre and integrity of both

CORPORATE GOVERNANCE

Mr Brayshaw and Mrs Bradley, together with their
regular attendance and active contribution at
meetings of the committee and the board,
demonstrate their commitment to the company. The
simultaneous service on other audit committees by
Mr Brayshaw and Mrs Bradley has not impaired their
ability to diligently execute their responsibilities to the
committee, the board or the company.
The Employment Equity and Development
Committee
The committee is responsible for overseeing the
company’s performance in respect of
employment equity by taking into account the
legal requirements of applicable legislation and
monitoring targets set by the company. The
committee is also responsible for skills
development of employees in a manner that
seeks to retain and develop talent, and to provide
employees with the opportunity to enhance their
skills and knowledge. The committee met on four
occasions during 2005. All members of the
committee attended each meeting except Mr Zim
who was unable to attend two meetings and
Dr Motlatsi and Mr Godsell who were unable to
attend one meeting each.
The Executive Committee
The committee is responsible for overseeing the
day-to-day management of the company’s affairs
and for executing the decisions of the board. The
committee meets generally on a weekly or ad hoc
basis. The Management Committee (formerly the
Operations Committee), responsible for
overseeing the operational performance of the
company, and the Finance Committee,
responsible for overseeing the financial and
administrative affairs of the company, are both
sub-committees of the Executive Committee –
see Other committees.
The Investment Committee
The committee is responsible for overseeing and
reviewing strategic investments of the company.
The committee met on three occasions during
2005. All members attended meetings of the
committee except Mr Nairn who was unable to
attend two meetings and Dr Jonah and Messrs Lea,
Thompson and Williams who were unable to attend
one meeting each.
The Market Development Committee
The committee has been established to extend the
influence of AngloGold Ashanti as a major global gold
company, in the development of a broader gold
business, both nationally and internationally. The
committee met on one occasion during 2005 with
only Mr Zim unable to attend.
The Nominations Committee
The appointment of directors is a matter for the board
as a whole but the committee is responsible for
determining and recommending suitable candidates
to the board. The fit and proper standards policy for
directors guides this process. The committee is also
responsible for establishing and reviewing succession
plans for members of the board, and particularly that
of the chief executive officer and board chairman. The
committee met on three occasions during 2005. All
members of the committee attended meetings of the
committee except Dr Motlatsi and Messrs Arisman
and Brayshaw who were unable to attend one
meeting each.
The Political Donations Committee
The Political Donations Committee comprises three
independent non-executive directors, and is chaired
by the deputy chairman of the board. The committee
determines the funding of political parties in South
Africa in accordance with a formal policy adopted by
the board on 29 April 2003 that sets the guiding
principles for funding. The group’s strategy on
political funding is under review and, consequently,
the committee did not meet in 2005.
The Remuneration Committee
The Remuneration Committee is responsible for
evaluating the performance of the executive
directors and executive officers, and setting
appropriate remuneration for such officers of
the company. Full details of the company’s
remuneration philosophy, the committee’s
deliberations during 2005, the remuneration
payments for all directors and information on the
Share Incentive Scheme are available in the
Remuneration Report at pages 113 to 117 of this
Annual Report. The performances of the executive
directors are considered relative to the prevailing
business climate, market conditions as well as
annual evaluations to assess the level of

CORPORATE GOVERNANCE

achievement of key predetermined objectives.
Bonuses paid to executive directors are a
reflection of the performance of each of the
directors and the company as a whole. Executive
directors have elected to receive no remuneration
as directors of the company. The fees of non-
executive directors are fixed by shareholders at
the annual general meeting and, other than the
fees they receive for their participation on board
committees and an allowance for travelling
internationally to attend board meetings, non-
executive directors receive no further payments
from the company. The committee met on four
occasions during 2005. All members of the
committee, or their designated alternates,
attended meetings of the committee except
Mr Brayshaw who was unable to attend one
meeting.
The Safety, Health and Sustainable
Development Committee
This committee is tasked with overseeing the
company’s performance in respect of safety,
health and sustainable development, and for
establishing targets in relation to each of these
areas. The committee met on four occasions
during 2005. All members of the committee
attended each committee meeting except for
Mr Thompson who was unable to attend two
meetings and Dr Jonah who was unable to attend
one meeting.
Other committees
In addition to the committees of the board
mentioned above, the executive committee has
established a number of standing committees to
oversee the day-to-day management of the
company’s affairs. The Finance Committee which
meets on a regular basis, is chaired by the chief
financial officer and comprises a number of
executive officers and members of senior
management in the financial and legal fields. It is
tasked with monitoring all financial, legal and
administrative aspects of the company’s affairs.
The Management Committee (formerly the
Operations Committee) meets on a monthly basis,
is chaired by the chief executive officer and
comprises all executive officers of the company
and regional heads. The committee monitors and
reviews the operational performance of the
company. The Treasury Committee is chaired by
an independent director, Mr Brayshaw, and
comprises executive officers and senior
management in the financial and marketing
disciplines. It is responsible for reviewing and
evaluating market conditions, treasury operations
and future hedging strategies.
Employee and other stakeholder
engagement
The company has a variety of strategies and
structures in place that are designed to promote
constructive engagement with employees and
other stakeholders. Full details of the company’s
initiatives and practices in respect of stakeholder
engagement are contained in the AngloGold
Ashanti Report to Society 2005, which is available
electronically on the company website.
Employment equity and development
In October 2005, AngloGold Ashanti submitted its
fifth annual employment equity report to the
Department of Labour on progress made with the
implementation of the company’s employment
equity plan in respect of its South African
operations. The 2005 report indicates that
continued progress has been made year-on-year.
The employment equity governance structures and
monitoring processes have been entrenched at
company and business unit levels. A Mining Charter
Steering Committee has been established to lead
and direct the overall process of compliance with the
Charter. An external audit of progress on equity
issues was undertaken in 2004. The external
employment equity audit noted substantial progress
in terms of employment equity. The audit report
highlighted the following findings:
•
61% of the identified risk areas were
satisfactorily resolved, the challenge is to ensure
that these achievements are sustained
particularly training and career development,
talent retention and performance management;
and
•
35% of the risk areas were in remediation, these
included the implementation of performance
management for the lower levels, the provision
of underground toilets for women and mentoring
and diversity awareness programmes.
Measures are being implemented to address these
issues. The following is a summary of the 2005
report as required by section 22(1) of the
Employment Equity Act of 1998.

CORPORATE GOVERNANCE

Sustainable development
The AngloGold Ashanti Report to Society 2005 is a
reflection of the company’s commitment to report
on its impact and obligations in respect of its
employees, the environment, economy and
communities in which it operates. This report seeks
to report on these issues to a wide range of
stakeholders including shareholders, communities,
employees and their representatives, local and
national governments and other interested parties.
The report has been designed to accord with The
Global Reporting Initiative format and certain
sections have been assured by independent
auditors. The report is primarily an interactive web-
based document that can be located at the
company website – www.AngloGoldAshanti.com. A
limited number of hard copies of the report are
available on request from the Corporate Affairs
department.
The company once again qualified for the JSE
Socially Responsible Investment Index 2004,
demonstrating its commitment to the triple-
bottom
line and to balancing the social,
environmental and economic impacts of its business
with its financial imperatives.
Disclosures policy
AngloGold Ashanti subscribes to a policy of full,
accurate and consistent communication in respect
of both its financial and operating affairs. To this end
the company has adopted a Disclosures Policy, the
object of which is to ensure compliance with the
rules of the various exchanges on which it is listed
and provide timely, accurate and reliable information
fairly to all stakeholders including investors (and
potential investors), regulators and analysts. The
policy is available on the company website.
Compliance with Section 303A.11 of
the NYSE Rules
Section 303A.11 of the NYSE Rules requires a
foreign-listed company on the exchange to identify
significant differences between its corporate
governance practices and those of a domestic
company listed on the NYSE. The board does not
comprise a majority of independent directors as the
company is a controlled company and has adopted
At 1 August 2005 2004
*Total % *Total %
Occupational Black White Black White desig- desig- Black White Black White desig- desig-
categories Total male male female female nated nated Total male male female female nated nated
Legislators, senior officials
and managers
189
15
160
3
11
29
15
193
14
169
1
9
24
12
Professionals
890
105
678
20
87
212
24
981
117
742
18
104
239
24
Technicians and associate
professionals
1,705
404
1,032
56
213
673
39
1,979
416
1,157
164
242
822
42
Clerks
1,326
674
175
223
254
1,151
87
1,373
736
220
140
177
1,153
84
Craft and related trades
workers
3,451
1,588
1,423
222
218
2,028
59
3,852
1,743
1,617
247
245
2,235
58
Plant & machine operators
and assemblers
9,295
8,913
59
258
65
9,236
99
9,814
9,352
83
282
97
9,731
99
Elementary occupations
17,794
17,087
112
588
7
17,682
99
19,599
18,949
130
514
6
19,469
99
Total permanent
34,650
28,786
3,639
1,370
855
31,011
89
37,791
31,327
4,118
1,336
980
33,673
89
Non-permanent employees
9,718
8619
812
266
21
8,906
92
8,328
7,254
880
183
11
7,448
89
Total
44,368
37,405
4,451
1,636
876
39,917
90
46,119
38,581
4,998
1,549
991
41,121
89
The category Blacks includes Coloureds and Indians. Included in the above are 782 (2004: 636) people with disabilities. The above employee numbers include AngloGold Health Services.
* Total designated = HDSA (black male, black female and white female).

CORPORATE GOVERNANCE

a different standard of director independence as
compared with the NYSE standard. The JSE Listings
Requirements only require a sufficient number of
independent directors. The NYSE rules require fully
independent nominations and remuneration
committees. In compliance with JSE Listings
Requirements, the company has a Nominations
Committee and a Remuneration Committee. Both
committees comprise solely of non-executive
directors, the majority of whom are independent, and
are chaired by the independent board chairman. The
NYSE rules require the company to provide a written
affirmation to the exchange in respect of the
significant differences between the NYSE and the
JSE as detailed in this paragraph. This written
affirmation was submitted in August 2005. These
significant differences are disclosed on our corporate
website, www.AngloGoldAshanti.com.
Electronic voting by shareholders
In the 2004 Annual Report the company reported
that it was investigating the feasibility of adopting an
electronic voting system to empower shareholders to
vote on resolutions at the AGM via the internet. The
company is still investigating this option and
shareholders will be informed of developments as
and when they happen.
Communications with directors
In addition to any anonymous and confidential report
stakeholders may wish to make using the whistle-
blowing policy detailed below (under “Codes of ethics
and whistle-blowing policy”), shareholders may
address any issue, complaint or concern directly to the
chairman of the board, the chairmen of any board
committee or any director using the following contact
details. Unless clearly addressed to a specific director
and marked “Confidential”, all correspondence will be
screened by the company secretary to determine to
which director or board committee chairman the
correspondence should be directed:
Write to:
[Name of director / Board committee / Chairman of
the Board]
c/o Company Secretary
AngloGold Ashanti Limited
PO Box 62117
Marshalltown 2107
South Africa
Facsimile: +27 11 637 6677 (Attention: Company
Secretary)
Email: CompanySecretary@AngloGoldAshanti.com
Codes of ethics and whistle-blowing
policy
In order to comply with the company’s obligations in
terms of the Sarbanes-Oxley Act and the King Code,
and in the interests of good governance, the company
has adopted a code of ethics for employees, a code
of ethics for senior financial officers, and a whistle-
blowing policy that encourages employees and other
stakeholders to confidentially and anonymously report
acts of an unethical or illegal nature affecting the
company’s interests. All reports made in terms of the
whistle-blowing policy are fielded by a third party, Tip-
Offs Anonymous, who ensures all reports are treated
confidentially or anonymously depending on the
preference of the caller. The information is relayed to
management and internal audit for investigation. All
reports and the progress of the investigations are
conveyed to the Audit and Corporate Governance
Committee by the group internal audit manager. Both
codes and the whistle-blowing policy are available on
the company website.
Access to information
The company has complied with its obligations in
terms of the South African Promotion of Access to
Information Act of 2000. The company’s access to
information manual is available on the company
website and from the company secretarial
department.
Sponsor
UBS acts as sponsor to the company in compliance
with the Listings Requirements of the JSE.

The board has ultimate responsibility for the total risk
management process within the group. The board
reviews and approves the risk strategy and policies
that are formulated by the executive directors and
senior management. Management is accountable to
the board and has established a group-wide system
of internal control to manage significant group risk.
This system assists the board in discharging its
responsibility for ensuring that the wide range of risks
associated with the group’s global operations are
effectively managed in support of the creation and
preservation of shareholder wealth. The risk
management policies are communicated to all
relevant employees.
A full review of the risk, control and disclosure
processes is undertaken annually to ensure that all
additional requirements are incorporated into the
system in the future. The systems are in place and
the focus is on ensuring that the requirements of the
King Code and the Sarbanes-Oxley Act are complied
with timeously. In conducting its annual review of the
effectiveness of risk management, the board
considers the key findings from the ongoing
monitoring and reporting process, management
assertions and independent assurance reports. The
board also takes account of material changes and
trends in the risk profile, and considers whether the
control system, including reporting, adequately
supports the board in achieving its risk management
objectives. The board furthermore, receives
assurance from the Audit and Corporate Governance
Committee, which derives its information, in part,
from regular internal and external audit reports on
risk and internal control throughout the group.
The company has a sound system of internal control,
based on the group’s policies and guidelines, in all
material subsidiaries and joint ventures under its
control. In respect of those entities in which
AngloGold Ashanti does not have a controlling
interest, the directors who represent AngloGold
Ashanti on the boards of these entities, seek
assurance that significant risks are being managed.
The board is satisfied that there is an ongoing
process for identifying, evaluating and managing the
significant risks and internal controls faced by the
group and if any weaknesses are identified, these are
promptly addressed.
The company’s chief executive and chief financial
officers are both required, in terms of the Sarbanes-
Oxley Act, to certify on Form 20-F that its financial
statements present a true and fair view, in all material
respects, of the company’s financial position, cash
flows and operational results, in accordance with
relevant accounting standards. The certificates
further provide that both officers are responsible for
establishing and maintaining disclosure and internal
controls and procedures for financial reporting. The
certification process is pre-approved by the board of
directors prior to filing of the Form 20-F with the SEC.
Risk factors
In this section references to AngloGold Ashanti are to
AngloGold Ashanti Limited, or as appropriate,
AngloGold Ashanti and its consolidated subsidiaries
and associate companies.
The risk factors set out in this document have been
organised into three categories:
•
risks related to the gold mining industry
generally;
•
risks related to AngloGold Ashanti’s operations;
and
•
risks related to AngloGold Ashanti’s ordinary
shares and ADSs.
Risks related to the gold mining industry
generally
The profitability of AngloGold Ashanti’s
operations, and the cash flows generated by
these operations, are significantly affected by
changes in the market price for gold.
The market price for gold can fluctuate widely. These
fluctuations are caused by numerous factors beyond
AngloGold Ashanti’s control, including:
•
speculative positions taken by investors or
traders in gold;
•
changes in the demand for gold as an
investment;
•
changes in the demand for gold used in
jewellery and for other industrial uses;
•
changes in the supply of gold from production,
disinvestment, scrap and hedging;
•
financial market expectations regarding the rate
of inflation;
Risk management
Risk management and internal controls

RISK MANAGEMENT

•
the strength of the dollar (the currency in which
the gold price trades internationally) relative to
other currencies;
•
changes in interest rates;
•
actual or expected gold sales by central banks
and the IMF;
•
gold sales by gold producers in forward
transactions;
•
global or regional political or economic events;
and
•
costs of gold production in major gold-
producing nations, such as South Africa, the
United States and Australia.
The price of gold is often subject to sharp, short-term
changes resulting from speculative activities. While
the overall supply of and demand for gold can affect
its market price, because of the considerable size of
above-ground stocks of the metal in comparison to
other commodities, these factors typically do not
affect the gold price in the same manner or degree
that the supply of and demand for other
commodities tends to affect their market price.
The following table presents the annual high, low and
average afternoon fixing prices over the past
10 years, expressed in dollars, for gold per ounce on
the London Bullion Market:
Year
High
Low
Average
1996 415 367 388
1997 367 283 331
1998 314 273 287
1999
340             252                278
2000                  317
262 279
2001                  298
253 271
2002                  347
278 310
2003                  417
320 364
2004                  456
371 410
2005                  536
411 445
Source of data: Metals Week, Reuters and London Bullion
Market Association
On 31 January 2006, the afternoon fixing price of gold
on the London Bullion Market was $568.75 per
ounce.
In addition to the spot price of gold, a portion of
AngloGold Ashanti’s gold sales is determined at
prices in accordance with the various hedging
contracts that it has entered into, and will continue to
enter into, with various gold hedging counterparties.
If revenue from gold sales falls below the cost of
production for an extended period, AngloGold
Ashanti may experience losses and be forced to
curtail or suspend some or all of its capital projects or
existing operations, particularly those operations
having operating costs that are flexible to such short-
to medium-term curtailment or closure, or change its
past dividend payment policies. In addition, it would
have to assess the economic impact of low gold
prices on its ability to recover any losses that may be
incurred during that period and on its ability to
maintain adequate cash reserves.
The profitability of AngloGold Ashanti’s
operations, and the cash flows generated by
these operations, are significantly affected by the
fluctuations in the price of input production
factors, many of which are linked to the price of
oil and steel.
Fuel, power and consumables, including diesel,
heavy fuel oil, chemical reagents, explosives and
tyres, which are used in mining operations form a
relatively large part of the operating costs of any
mining company. The cost of these consumables is
linked, to a greater or lesser extent, to the price of
oil. Furthermore, the cost of steel, which is used in
the manufacture of most forms of fixed and mobile
mining equipment, is also a relatively large
contributor to the operating costs and capital
expenditure of a mining company.
AngloGold Ashanti has estimated that for each
$1 per barrel rise in the oil price, the average cash
costs of all its operations increase by $0.30 per
ounce with the cash costs of certain of its mines,
which are more dependent on fuel, being more
sensitive to changes in the price of oil.
Fluctuations in the price of oil and steel have a
significant impact upon operating cost and capital
expenditure estimates and, in the absence of
other economic fluctuations, could result in
significant changes in the total expenditure
estimates for new mining projects. AngloGold
Ashanti has no influence over the price of fuel,
chemical reagents, explosives, steel and other
commodities used in its mining activities. High oil
and steel prices would have an adverse effect
upon the profitability of existing mining operations
and the returns anticipated from new mining
projects and could even render certain projects
non-viable.

RISK MANAGEMENT

Gold companies face many risks related to their
operations (including their exploration and
development activities) that may adversely affect
their cash flows and overall profitability.
Uncertainty and cost of mineral exploration and
acquisitions
Exploration activities are speculative and are often
unproductive. These activities also often require
substantial expenditure to:
•
establish the presence, and to quantify the extent
and grades (metal content), of mineralised
material through exploration drilling;
•
determine appropriate metallurgical recovery
processes to extract gold from the ore;
•
estimate ore reserves;
•
undertake feasibility studies and to estimate the
technical and economic viability of the project;
and
•
construct, renovate or expand mining and
processing facilities.
Once gold mineralisation is discovered it can take
several years to determine whether ore reserves exist.
During this time the economic feasibility of production
may change owing to fluctuations in factors that affect
revenue, as well as cash and other operating costs.
AngloGold Ashanti considers from time to time the
acquisition of Ore Reserves, development properties
and operating mines, either as stand-alone assets or
as part of companies. Its decisions to acquire these
properties have historically been based on a variety of
factors including historical operating results,
estimates of and assumptions regarding the extent of
Ore Reserves, cash and other operating costs, gold
prices and projected economic returns and
evaluations of existing or potential liabilities
associated with the property and its operations and
how these may change in the future. Other than
historical operating results, all of these parameters are
uncertain and have an impact upon revenue, cash
and other operating issues, as well as the
uncertainties related to the process used to estimate
Ore Reserves. In addition, there is intense competition
for the acquisition of attractive mining properties.
As a result of these uncertainties, the exploration
programmes and acquisitions engaged in by
AngloGold Ashanti may not result in the expansion or
replacement of the current production with new Ore
Reserves or operations. This could adversely affect
its results of operations and its financial condition.
Development risks
AngloGold Ashanti’s profitability depends, in part,
on the actual economic returns and the actual costs
of developing mines, which may differ significantly
from its current estimates. The development of its
mining projects may be subject to unexpected
problems and delays.
AngloGold Ashanti’s decision to develop a mineral
property is typically based, in the case of an
extension or, in the case of a new development, on
the results of a feasibility study. Feasibility studies
estimate the expected or anticipated project
economic returns. These estimates are based on
assumptions regarding:
•
future gold and other metal prices;
•
anticipated tonnage, grades and metallurgical
characteristics of ore to be mined and
processed;
•
anticipated recovery rates of gold and other
metals from the ore;
•
anticipated capital expenditure and cash
operating costs; and
•
the required return on investment.
Actual cash operating costs, production and
economic returns may differ significantly from
those anticipated by such studies and estimates.
Operating costs and capital expenditure are
determined particularly by the costs of the
commodity inputs, including the cost of fuel,
chemical reagents, explosives, tyres and steel,
that are consumed in mining activities. There are
a number of uncertainties inherent in the
development and construction of an extension to
an existing mine, or in the development and
construction of any new mine. In addition to those
discussed above these uncertainties include:
•
the timing and cost, which can be considerable,
of the construction of mining and processing
facilities;
•
the availability and cost of skilled labour, power,
water and transportation facilities;
•
the availability and cost of appropriate smelting
and refining arrangements;
•
the need to obtain necessary environmental and
other governmental permits and the timing of
those permits; and
•
the availability of funds to finance construction
and development activities.

RISK MANAGEMENT

The costs, timing and complexities of mine
development and construction can increase because
of the remote location of many mining properties.
New mining operations could experience
unexpected problems and delays during
development, construction and mine start-up. In
addition, delays in the commencement of mineral
production could occur. Finally, operating cost and
capital expenditure estimates could fluctuate
considerably as a result of fluctuations in the prices
of commodities consumed in the construction and
operation of mining projects. Accordingly, AngloGold
Ashanti’s future development activities may not result
in the expansion or replacement of current
production with new production, or one or more of
these new production sites or facilities may be less
profitable than currently anticipated or may not be
profitable at all.
Ore Reserve estimation risks
AngloGold Ashanti undertakes annual revisions to its
Mineral Resource and Ore Reserve estimates based
upon actual exploration and production results,
depletion, new information on geology and
fluctuations in production, operating and other costs
and economic parameters such as gold price and
exchange rates. These factors may result in
reductions in its Ore Reserve estimates, which could
adversely affect the life of mine plans and
consequently the total value of AngloGold Ashanti’s
mining asset base and, as a result, have an adverse
effect upon the market price of AngloGold Ashanti’s
ordinary shares and ADSs.
Mining industry risks
Gold mining is susceptible to numerous events that
may have an adverse impact on a gold mining
business. These events include, but are not limited to:
•
environmental hazards, including discharge of
metals, pollutants or hazardous chemicals;
•
industrial accidents;
•
underground fires;
•
labour disputes;
•
encountering unexpected geological formations;
•
unanticipated ground and water conditions;
•
unanticipated increases in gold lock-up and
inventory levels in our heap-leach operations;
•
fall-of-ground accidents in underground
operations;
•
failure of mining pit slopes and tailings dam
walls;
•
legal and regulatory restrictions and changes to
such restrictions;
•
seismic activity; and
•
other natural phenomena, such as floods or
inclement weather conditions.
Seismic activity is of particular concern to the gold
mining industry in South Africa, in part because of the
large percentage of deep-level gold mines. To
understand and manage this risk, AngloGold Ashanti
uses sophisticated seismic and rock mechanics
technologies. Despite the implementation of this
technology and modifications to mine layouts and
support technology with a view to minimising the
incidence, and impact, of seismic activity, seismic
events have in the past, and may in the future, cause
employee injury and death as well as substantial
damage to AngloGold Ashanti’s operations, both
within South Africa and elsewhere where seismic
activity may be a factor.
The occurrence of one or more of these events may
result in the death of, or personal injury to, miners,
the loss of mining equipment, damage to or
destruction of mineral properties or production
facilities, monetary losses, delays and unanticipated
fluctuations in production, environmental damage
and potential legal liabilities. As a result, these events
may have a material adverse effect on AngloGold
Ashanti’s operational results and its financial
condition.
Gold mining companies are increasingly required
to consider and ensure the sustainable
development of, and provide benefits to, the
communities and countries in which they
operate.
As a consequence of public concern about the
perceived ill effects of economic globalisation,
business generally, and in particular large
multinational corporations such as AngloGold
Ashanti, face increasing public scrutiny of their
activities.
These businesses are under pressure to
demonstrate that, as they seek to generate
satisfactory returns on investment to shareholders,
other “stakeholders” – including employees,
communities surrounding operations and the
countries in which they operate – benefit, and will
continue to benefit from these commercial activities,
which are also expected to minimise or eliminate any
damage to the interests of those stakeholders.

RISK MANAGEMENT

These pressures tend to be applied most strongly
against companies whose activities are perceived
to have a high impact on their social and physical
environment. The potential consequences of such
pressures, especially if not effectively managed,
include reputational damage, legal suits and
social spending obligations. All of these factors
could have a material adverse effect on
AngloGold Ashanti’s results of operations and its
financial condition.
Gold mining operations are subject to extensive
health and safety laws and regulations.
Gold mining operations are subject to a variety of
industry-specific health and safety laws and
regulations depending upon the jurisdiction in which
they are located. These laws and regulations are
formulated to improve and to protect the safety and
health of employees. If these laws and regulations
were to change and, if as a result, material additional
expenditure were required to comply with such new
laws and regulations, it could adversely affect
AngloGold Ashanti’s results of operations and its
financial condition.
Gold mining companies are subject to extensive
environmental laws and regulations.
Gold mining companies are subject to extensive
environmental laws and regulations in the various
jurisdictions in which they operate. These
regulations establish limits and conditions on gold
producers’ ability to conduct their operations. The
cost of AngloGold Ashanti’s compliance with
environmental laws and regulations has been
significant and is expected to continue to be
significant.
Gold mining companies are required to close their
operations and rehabilitate the lands that they
mine in accordance with environmental laws and
regulations. Estimates of the total ultimate closure
and rehabilitation costs for gold mining operations
are significant and based principally on current
legal and regulatory requirements that may
change materially. Environmental liabilities are
accrued when they are known, probable and can
be reasonably estimated. Increasingly, regulators
are seeking security in the form of cash collateral
or bank guarantees in respect of environmental
obligations, which could have an adverse effect
on AngloGold Ashanti’s financial condition.
Environmental laws and regulations are continually
changing and are generally becoming more
restrictive. If AngloGold Ashanti’s environmental
compliance obligations were to change as a result of
changes in the laws and regulations or in certain
assumptions it makes to estimate liabilities, or if
unanticipated conditions were to arise in its
operations, its expenses and provisions would
increase to reflect these changes. If material, these
expenses and provisions could adversely affect
AngloGold Ashanti’s results of operations and its
financial condition.
Risks related to AngloGold Ashanti’s operations
AngloGold Ashanti faces many risks related to its
operations that may affect its cash flows and overall
profitability.
AngloGold Ashanti uses hedging instruments to
protect against low gold prices and exchange
rate movements, which may prevent it from
realising all potential gains resulting from
subsequent gold price increases in the future.
AngloGold Ashanti currently uses hedging
instruments to fix the selling price of a portion of its
respective anticipated gold production and to protect
revenues against unfavourable gold price and
exchange rate movements. While the use of these
instruments may protect against a drop in gold prices
and exchange rate movements, it will do so for only
a limited period of time and only to the extent that the
hedge remains in place. The use of these
instruments may also prevent AngloGold Ashanti
from realising the positive impact on income from any
subsequent favourable increase in the price of gold
on the portion of production covered by the hedge
and of any subsequent favourable exchange rate
movements.
A significant number of AngloGold Ashanti’s hedge
contracts are not fair valued on the financial
statements as they are designated as Normal
Purchase Normal Sales contracts. Should AngloGold
Ashanti fail to deliver gold into these contracts in
accordance with their terms, then it would need to
account for the fair value of all of its hedge contracts
on the financial statements which could adversely
affect AngloGold Ashanti’s reported financial
condition.

RISK MANAGEMENT

Foreign exchange fluctuations could have a
material adverse effect on AngloGold Ashanti’s
operating results and financial condition.
Gold is principally a dollar-priced commodity, and
most of AngloGold Ashanti’s revenues are realised
in or linked to dollars while production costs are
largely incurred in the applicable local currency
where the relevant operation is located. The
weakening of the dollar, without a corresponding
increase in the dollar price of gold against these
local currencies, results in lower revenues and
higher production costs in dollar terms.
Conversely, the strengthening of the dollar,
without a corresponding decrease in the dollar
price of gold against these local currencies
yields significantly higher revenues and lower
production costs in dollar terms. If material, these
exchange rate movements may have a material
adverse effect on AngloGold Ashanti’s results of
operations.
Since June 2002, the weakening of the dollar
against the South African rand, the Brazilian real,
the Argentinian peso and the Australian dollar has
had a negative impact upon AngloGold Ashanti’s
profitability. Conversely, in certain prior years, the
devaluation of these local currencies against the
dollar has had a significant positive effect on the
profitability of AngloGold Ashanti’s operations. In
2005, 2004 and 2003, AngloGold Ashanti derived
approximately 64%, 68% and 78%, respectively,
of its revenues from these countries and
approximately 58%, 64% and 76%, respectively,
of production costs in these local currencies.
In 2005, the weakening of the dollar against these
local currencies accounted for nearly $4 per
ounce, or 24% of the total increase in total cash
costs from 2004. In 2004, the weakening of the
dollar against these local currencies accounted
for nearly $28 per ounce, or 52% of the total
increase in total cash costs from 2003. These
impacts were partially offset by the increase in the
dollar price of gold, which increase was to some
extent a function of dollar weakness. In addition,
production costs in South African rand, Brazilian
real, Argentinian peso and Australian dollar terms
were only modestly offset by the effect of
exchange rate movements on the price of imports
denominated in dollars, as imported products
comprise a small proportion of production costs
in each of these countries.
To a lesser extent, and mainly as a result of
AngloGold Ashanti’s hedging instruments, a small
proportion of its revenues are denominated in South
African rands and Australian dollars, which may
partially offset the effect of the dollar’s strength or
weakness on AngloGold Ashanti’s profitability.
In addition, due to its global operations and local
foreign exchange regulations, some of AngloGold
Ashanti’s funds are held in local currencies, such
as the South African rand and Australian dollar.
The dollar value of these currencies may be
affected by exchange rate fluctuations. If material,
exchange rate movements may adversely affect
AngloGold Ashanti’s financial condition.
AngloGold Ashanti’s level of indebtedness may
adversely affect its business.
As of 31 December 2005, AngloGold Ashanti
had borrowings of $1,894 million. This level of
indebtedness could have adverse effects on
AngloGold Ashanti’s flexibility to do business.
Under the terms of AngloGold Ashanti’s borrowing
facilities from its banks it is obliged to meet certain
financial and other covenants. AngloGold Ashanti
expects to meet these covenants and to be able
to pay principal and interest on its debt by utilising
the cash flows from operations and, therefore, its
ability to do so will depend upon its future financial
performance which will be affected by its
operating performance as well as by financial and
other factors, certain of which are beyond its
control. AngloGold Ashanti may be required to
utilise a large portion of its cash flow to pay the
principal and interest on its debt which will reduce
the amount of funds available to finance existing
operations, the development of new organic
growth opportunities and further acquisitions.
AngloGold Ashanti’s level of indebtedness may
make it vulnerable to economic cycle downturns,
which are beyond its control, because during such
downturns, it cannot be certain that its future cash
flows will be sufficient to allow it to pay principal
and interest on its debt and also to meet its other
obligations. Should the cash flow from operations
be insufficient, it could breach its financial and
other covenants and may be required to refinance
all or part of its existing debt, utilise existing cash
balances, issue additional equity or sell assets.
AngloGold Ashanti cannot be sure that it will be
able to do so on commercially reasonable terms,
if at all.

RISK MANAGEMENT

Inflation may have a material adverse effect on
AngloGold Ashanti’s results of operations.
Most of AngloGold Ashanti’s operations are located
in countries that have experienced high rates of
inflation during certain periods. Because it is unable
to control the market price at which it sells the gold it
produces (except to the extent that it enters into
forward sales and other derivative contracts), it is
possible that significantly higher future inflation in the
countries in which AngloGold Ashanti operates may
result in an increase in future operational costs in
local currencies, without a concurrent devaluation of
the local currency of operations against the dollar or
an increase in the dollar price of gold. This could
have a material adverse effect upon AngloGold
Ashanti’s results of operations and its financial
condition.
While none of AngloGold Ashanti’s specific
operations is currently materially adversely affected
by inflation, significantly higher and sustained inflation
in the future, with a consequent increase in
operational costs, could result in operations being
discontinued or reduced or rationalised at higher
cost mines.
AngloGold Ashanti’s new order mineral rights in
South Africa could be suspended or cancelled
should the company breach, and fail to remedy
such breach of, its obligations in respect of the
acquisition of these rights.
AngloGold Ashanti’s rights to own and exploit mineral
reserves and deposits are governed by the laws and
regulations of the jurisdictions in which the mineral
properties are located. Currently, a significant portion
of its mineral reserves and deposits are located in
South Africa.
The Mineral and Petroleum Resources Development
Act (MPRDA) vests custodianship of South Africa’s
mineral rights in the State. The State issues
prospecting rights or mining rights to applicants.
Prospecting, mining and mineral rights formerly
regulated under the Minerals Act 50 of 1991 and
common law are now known as old order rights
and the transitional arrangements provided in
Schedule II to the MPRDA give holders of such old
order rights the opportunity to convert their old
order rights into new order rights within specified
time frames.
The Department of Minerals and Energy has
published, pursuant to the MPRDA, the Broad-
Based Socio-Economic Empowerment Charter for
the South African Mining Industry (the Charter). The
objectives of the Charter are to:
•
promote equitable access to the nation’s
mineral resources to all the people of South
Africa;
•
substantially and meaningfully expand
opportunities for historically disadvantaged
South Africans (HDSAs) – that is, any person,
category of persons or community,
disadvantaged by unfair discrimination
before the Constitution of the Republic of South
Africa of 1993 came into operation, including
women – to enter the mining and minerals
industry and to benefit from the exploitation of
the nation’s mineral resources;
•
utilise the existing skills base for the
empowerment of HDSAs;
•
expand the skills base of HDSAs in order to
serve the community;
•
promote employment and advance the social
and economic welfare of mining communities
and the major labour sending areas; and
•
promote beneficiation of South Africa’s mineral
commodities.
The Charter, compliance with which is measured
using a designated Scorecard, requires that every
mining company achieve 15% ownership by HDSAs
of its South African mining assets by 1 May 2009,
and 26% ownership by 1 May 2014.
The Scorecard allows for a portion of “offset” against
these HDSA equity participation requirements insofar
as companies have facilitated downstream, value-
adding activities in respect of the products they mine.
AngloGold Ashanti carries out such downstream
activities and believes these will be recognised in
terms of a framework currently being devised by the
South African government.
AngloGold Ashanti has completed a number of asset
sales to companies owned by HDSAs in the past
seven years. It estimates that these sales transferred
20% of its attributable production in South Africa to
HDSAs. In addition, AngloGold Ashanti is continuing
to evaluate alternative ways in which to further
achieve the objectives of the Charter. On 8 June
2005, AngloGold Ashanti announced that it was
considering establishing an Employee Share
Ownership Programme with a value equivalent to

RISK MANAGEMENT

approximately 6% of its South African assets,
consistent with the company’s stated strategic
intention to develop means of promoting broad-
based equity participation in the company by
HDSAs. The scope and terms of the programme
remain under consideration and, once finalised, an
announcement will be made and, if appropriate, the
terms will be put to shareholders for their approval.
AngloGold Ashanti believes that it has made
significant progress towards meeting the
requirements of the Charter and the Scorecard in
terms of human resource development, employment
equity, mine community and rural development,
housing and living conditions, procurement and
beneficiation, including the implementation of
programmes to help achieve the requirement of
having 40% of HDSAs in management roles by
2010. AngloGold Ashanti may incur expenses in
giving further effect to the Charter and the
Scorecard.
AngloGold Ashanti was informed on 1 August 2005
by the Director General of Minerals and Energy that
its applications to convert its old order rights to new
order rights for its West Wits and Vaal River
operations, as well as its applications for new mining
rights to extend its mining areas at its TauTona and
Kopanang mines had been successful. These
applications relate to all of its existing operations in
South Africa. AngloGold Ashanti is in the process of
reviewing certain draft notarial rights agreements,
which it recently received from the Department of
Minerals and Energy relating to the various rights,
and will lodge these for registration with the Mining
Titles Registration Office in due course. The notarial
agreement for the West Wits operations has
subsequently been executed and was lodged for
registration on 9 February 2006. AngloGold Ashanti
submitted two applications to the Department of
Minerals and Energy for the conversion of two
unused old order prospecting rights to new order
prospecting rights, one of which it has subsequently
withdrawn. The Department of Minerals and Energy
is considering the remaining application.
Even where new order rights are obtained under the
MPRDA, these rights may not be equivalent to the old
order rights. The duration of the new rights will no
longer be perpetual as was the case under old order
rights but rather will be granted for a maximum period
of 30 years, with renewals of up to 30 years each and,
in the case of prospecting rights, a maximum period of
five years with one renewal of up to three years. The
MPRDA provides for a retention period after
prospecting of up to three years with one renewal of
up to two years, subject to certain conditions, such as
non-concentration of resources, fair competition and
non-exclusion of others. In addition, the new order
rights will only be transferable subject to the approval
of the Minister of Minerals and Energy.
The new order rights can be suspended or cancelled
by the Minister of Minerals and Energy if, upon notice
of a breach from the Minister, the entity breaching its
obligations in terms of the guidelines issued for
converted mining rights fails to remedy such breach.
The MPRDA also imposes additional responsibilities
on mining companies relating to environmental
management and to environmental damage,
degradation or pollution resulting from their
prospecting or mining activities. AngloGold Ashanti
has a policy of evaluating, minimising and addressing
the environmental consequences of its activities and,
consistent with this policy and the MPRDA, conduct
an annual review of the environmental costs and
liabilities associated with the group’s South African
operations in light of the new, as well as existing,
environmental requirements.
The proposed introduction of South African State
royalties, as well as proposed changes to the
fiscal regime for mining companies in South
Africa, where a significant portion of AngloGold
Ashanti’s mineral reserves and operations are
located, could have an adverse effect on its
results of operations and its financial condition.
The South African government has announced that it
is considering new legislation, whereby the new
order rights will be subject to a State royalty. The
extent and basis of that royalty are unknown at
present. The draft Mineral and Petroleum Royalty Bill
was released in March 2003 for comments and
proposed a royalty payment of 3% of gross revenue
per year, payable quarterly, in the case of gold. The
draft provided that the royalty payments would have
commenced upon the conversion and granting of a
new mining right.
AngloGold Ashanti and other members of the South
African mining community have submitted comments
on the draft bill to the relevant authorities. These
comments included recommendations for a profit-
based, rather than a revenue-based, royalty and in
order not to delay the conversion of mineral rights

RISK MANAGEMENT

from old into new order rights, it was recommended
that the proposed royalty should only become
payable from 1 May 2009, which date is the final
date for conversion of the old order into new order
mining rights in terms of the MPRDA. In addition, a
reduction in the royalty rate from that proposed in the
draft Mineral and Petroleum Royalty Bill has been
proposed. On 18 February 2004, in the Budget
Speech for the 2004 fiscal year, the South African
Minister of Finance proposed several refinements to
the draft Mineral and Petroleum Royalty Bill. These
included a delay in the introduction of the royalty to
1 May 2009, and confirmation of the South African
government’s preference for a revenue-based royalty.
It was further indicated that the royalty regime would
take cognisance of the mining sector’s diverse
production and profitability dynamics with differential
rates to apply to marginal mining operations.
The introduction of the proposed royalty would have
an adverse impact upon AngloGold Ashanti’s
profitability, as currently no royalty is payable to the
State. However, the Minister of Finance announced
also that due to the new regulatory system for the
mining rights under the MPRDA and accompanying
royalty dispensation under the draft Mineral and
Petroleum Royalty Bill, it had become imperative to
reassess the current fiscal regime as applicable to
the mining and petroleum industries in South Africa,
including tax, depreciation, rate differentiation for
mining sectors, allowable deductions and
exemptions from secondary tax on companies in
terms of South Africa’s income tax laws. Also due for
review is the gold mining tax formula, which provides
income tax exemption and relief from secondary tax
on companies for gold mines, despite the existence
of profit. The impact of these proposed reviews is
unknown at this stage, but they may have an adverse
effect on AngloGold Ashanti’s results of operations
and its financial condition.
AngloGold Ashanti may need to improve its
internal control over financial reporting and its
independent auditors may not be able to attest to
their effectiveness, which could have a significant
adverse effect on AngloGold Ashanti’s results of
operations, its reputation and its financial
condition.
AngloGold Ashanti is evaluating its internal control
over financial reporting in order to allow management
to report on, and its independent auditors to attest
to, its internal control over financial reporting, as
required by Section 404 of the US Sarbanes-Oxley
Act of 2002 and the rules and regulations of the SEC
thereunder (collectively Section 404). AngloGold
Ashanti is currently performing the system and
process evaluation and testing required, and any
necessary remediation, in an effort to comply with
the management certification and auditor attestation
requirements of Section 404. The management
certification and auditor attestation requirements of
Section 404 will initially apply to AngloGold Ashanti
for its annual report on Form 20-F for the year ended
31 December 2006. In the course of its ongoing
Section 404 evaluation, AngloGold Ashanti has
identified areas of internal control over financial
reporting that need improvement and it has designed
enhanced processes and controls, and plans to
design additional enhanced processes and controls,
as necessary, to address these and any other issues
that might be identified in the future through this
review.
Because AngloGold Ashanti is still in the evaluation
process, it may identify other conditions that may
result in significant deficiencies or material
weaknesses in the future, which could impact its
ability to comply with Section 404 in a timely manner.
If AngloGold Ashanti is not able to implement the
requirements of Section 404 in a timely manner or
with adequate compliance, its independent auditors
may not be able to attest to the effectiveness of its
internal control over financial reporting and it may be
subject to sanctions or investigation by regulatory
authorities, such as the SEC. As a result, there could
be a negative reaction in the financial markets due to
a loss of confidence in the reliability of AngloGold
Ashanti’s financial statements. In addition, AngloGold
Ashanti may be required to incur additional costs in
improving its internal control system. Any such action
could negatively affect AngloGold Ashanti’s results
and have an adverse effect on its results of
operations, its reputation and its financial condition.
Certain factors may affect AngloGold Ashanti’s
ability to support the carrying value of its
property, plant and equipment, acquired
properties, investments and goodwill on its
balance sheet.
AngloGold Ashanti reviews and tests the carrying
value of its assets when events or changes in
circumstances suggest that the carrying amount may
not be recoverable. AngloGold Ashanti groups
assets at the lowest level for which identifiable cash

RISK MANAGEMENT

flows are largely independent of cash flows of other
assets and liabilities. If there are indications that
impairment may have occurred, AngloGold Ashanti
prepares estimates of expected future cash flows for
each group of assets. Expected future cash flows are
inherently uncertain, and could materially change
over time. They are significantly affected by reserve
and production estimates, together with economic
factors such as spot and forward gold prices,
discount rates, currency exchange rates, estimates
of costs to produce reserves and future capital
expenditure.
If any of these uncertainties occur either alone or in
combination, it could require management to
recognise an impairment, which could adversely
affect AngloGold Ashanti’s financial condition.
If the development of the deep-level ore deposits
at Obuasi mine is not economically feasible,
there may be a material adverse effect on
AngloGold Ashanti’s results of operations and its
financial condition.
A key aspect of the business combination of
AngloGold and Ashanti was the development of the
deep-level extension of the existing orebody at the
Obuasi mine, otherwise referred to as Obuasi Deeps.
This development could potentially extend the life of
this mine to well beyond 2030. In furtherance of this
goal, AngloGold Ashanti has commenced exploration
at Obuasi Deeps and intends in due course, based
upon the information as it becomes available, to
undertake feasibility studies to estimate the extent of
the Ore Reserves, operating costs, capital
expenditure and economic returns and consequently,
the viability of mining Obuasi Deeps. If as a result
of this further exploration and following the
completion of these feasibility studies, AngloGold
Ashanti determines that the development of the
Obuasi Deeps is not economically feasible, such
determination may have a material adverse effect
on its results of operations and financial condition in
the long term. The funding of the development of
Obuasi Deeps will proceed only if AngloGold Ashanti
continues to determine the development to be
economically feasible.
AngloGold Ashanti’s mineral reserves and
deposits and mining operations are located in
countries that face political, economic and
security risks.
Some of AngloGold Ashanti’s mineral deposits and
mining and exploration operations are located in
countries that have experienced political instability
and economic uncertainty. In all of the countries
where AngloGold Ashanti operates, the formulation
or implementation of government policies may be
unpredictable on certain issues including regulations
which impact on its operations, and changes in laws
relating to issues such as mineral rights ownership,
taxation, royalties, import and export duties, currency
transfers, restrictions on foreign currency holdings
and repatriation of earnings.
Any existing and new mining and exploration
operations and projects AngloGold Ashanti
carries out in these countries are and will be
subject to various national and local laws, policies
and regulations governing the prospecting,
development and mining of mineral reserves,
taxation and royalties, exchange controls, import
and export duties and restrictions, investment
approvals, employee and social/community
relations and other matters. If, in one or more of
these countries, AngloGold Ashanti was not able
to obtain or maintain necessary permits,
authorisations or agreements to implement
planned projects or continue its operations under
conditions or within time frames that make such
plans and operations economic, or if legal,
ownership, fiscal (including all royalties and
duties), exchange control, employment,
environmental and social laws and regimes, or the
governing political authorities change materially
which could result in changes to such laws and
regimes, its results of operations and its financial
condition could be adversely affected.
In a number of countries, particularly in Africa,
AngloGold Ashanti is due refunds of input tax which
remain outstanding for periods longer than those
provided for in the respective statutes. In addition,
AngloGold Ashanti has unresolved tax disputes in a
number of countries, particularly in Tanzania, Mali and
Brazil. If the outstanding input taxes are not received
and the tax disputes are not resolved in a manner
favourable to AngloGold Ashanti, it could have an
adverse effect upon its results of operations and its
financial condition.
Certain of the countries in which AngloGold Ashanti
has mineral deposits or mining or exploration
operations, including the Democratic Republic of
Congo and Colombia, have in the past experienced

RISK MANAGEMENT
CORPORATE GOVERNANCE AND RISK MANAGEMENT

and in certain cases continue to experience, a
difficult security environment as well as political
instability. In particular, various illegal groups active in regions in which the company is present may pose a
credible threat of extortion and kidnapping, which
could have an adverse effect on the company’s
operations in such regions. In the event that
continued operations in these countries compromise
AngloGold Ashanti’s security or business principles, it
may withdraw from these countries on a temporary
or permanent basis, which in turn, could have an
adverse impact on its results of operations and its
financial condition.
Labour disruptions in South Africa and other
countries could have an adverse effect on
AngloGold Ashanti’s operating results and
financial condition.
As at 31 December 2005, approximately 66% (2004:
69%) of AngloGold Ashanti’s workforce was located
in South Africa.
Approximately 95% of the workforce on its
South African operations is unionised, with the
National Union of Mineworkers (NUM)
representing the majority of unionised workers.
AngloGold Ashanti’s employees in some South
American countries are also highly unionised.
Trade unions have a significant impact on
AngloGold Ashanti’s labour relations climate, as
well as on social and political reforms, most
notably in South Africa. In 1987, the NUM
embarked on a three-week strike in support of a
wage demand. Since then labour relations
between AngloGold Ashanti and the industry
have stabilised. This is in part due to the
presence of the representative unions and the
part they play in ensuring orderly collective
bargaining. Furthermore, AngloGold Ashanti has
instituted a number of processes at both mine
and at company level, whereby management
and unions interact regularly and address areas
of difference as they arise. It has become
established practice to negotiate wages and
conditions of employment with the unions every
two years through the Chamber of Mines of
South Africa. A two-year wage agreement was
signed with the NUM in August 2005, following
negotiations between the NUM, UASA (on
behalf of some clerical and junior management
staff) and Solidarity (on behalf of a small number
of miners) and the Chamber of Mines.
Agreement was only reached after a four-day
strike which affected all of AngloGold Ashanti’s
operations in South Africa. In contrast with
previous strikes, this stoppage was peaceful
and orderly and it is estimated that lost
production, as a result of the strike, was made
up in a reasonably short time period.
The Ashanti operations acquired in the business
combination and their mining contractors also
rely to a large degree on a unionised workforce.
In 1999, Ashanti experienced strikes at the
Obuasi mine in Ghana.
There is a risk that strikes or other types of
conflict with unions or employees may occur at
any one of AngloGold Ashanti’s operations. It is
uncertain whether labour disruptions will be used
to advocate labour, political or social goals in the
future. Should any labour disruptions occur, if
material, they could have an adverse effect on
AngloGold Ashanti’s results of operations and its
financial condition.
The use of mining contractors at certain of
AngloGold Ashanti’s operations may expose it to
delays or suspensions in mining activities.
Mining contractors are used at certain of
AngloGold Ashanti’s mines, including Sadiola,
Morila and Yatela in Mali, Siguiri in Guinea,
Iduapriem in Ghana and Sunrise Dam in Australia,
to mine and deliver ore to processing plants.
Consequently, at these mines, AngloGold Ashanti
does not own all of the mining equipment and
may face disruption of operations and incur costs
and liabilities in the event that any of the
mining contractors at these mines has financial
difficulties, or should there be a dispute in
renegotiating a mining contract, or a delay in
replacing an existing contractor.
AngloGold Ashanti competes with mining and
other companies for key human resources.
AngloGold Ashanti competes with mining and
other companies to attract and retain key
executives and other employees with appropriate
technical skills and managerial experience
necessary to continue to operate its business.
The retention of staff is particularly challenging in
South Africa, where AngloGold Ashanti is required
to achieve employment equity targets of

RISK MANAGEMENT

participation by HDSAs in management and other
positions. AngloGold Ashanti competes with all
companies in South Africa to attract and retain a
small but growing pool of HDSAs with the
necessary skills and experience. For further
details see the risk factor “AngloGold Ashanti’s
new order mineral rights in South Africa could be
suspended or cancelled should the company
breach, and fail to remedy such breach of, its
obligations in respect of the acquisition of these
rights” on page 103.
There can be no assurance that AngloGold Ashanti will
attract and retain skilled and experienced employees
and, should it lose any of its key personnel, its
business may be harmed and its results of operations
and its financial condition could be adversely affected.
AngloGold Ashanti faces certain risks in
dealing with HIV/AIDS which may adversely
affect its results of operations and its financial
condition.
AIDS remains the major health care challenge
faced by AngloGold Ashanti’s South African
operations. Accurate prevalence data for AIDS is
not available. The South African workforce
prevalence studies indicate that the percentage of
AngloGold Ashanti’s South African workforce that
may be infected by HIV may be as high as 30%.
AngloGold Ashanti is continuing to develop and
implement various programmes aimed at helping
those who have been infected with HIV and
preventing new infections. Since 2002 AngloGold
Ashanti has offered a voluntary monitored anti-
retroviral therapy programme for employees in
South Africa who are infected with HIV. This
programme offers a triple combination drug
regimen, known as a drug cocktail, to wellness
clinic patients that meet the medical eligibility
criteria for starting treatment. From April 2003,
AngloGold Ashanti’s commenced a roll-out of the
treatment to all eligible employees desiring it.
Currently approximately 4,000 employees are on
the wellness programme and as at June 2005,
approximately 1,200 employees had received
treatment using anti-retroviral drugs.
The cost of providing rigorous outcome-focused
disease management of employees with AIDS,
including the provision of an anti-retroviral drug
cocktail, is on average $185 per employee on
treatment per month. It is not yet possible to
develop an accurate cost estimate of the
programme in its entirety, given uncertainties such
as drug prices and the ultimate rate of employee
participation. AngloGold Ashanti does not expect
the cost that it will incur related to the prevention
of HIV infection and the treatment of AIDS to
materially and adversely affect the results of
operations. Nevertheless, it is not possible to
determine with certainty the costs that AngloGold
Ashanti may incur in the future in addressing this
issue, and consequently its results of operations
and its financial condition could be adversely
affected.
AngloGold Ashanti faces certain risks in dealing
with malaria, particularly at its operations located
in Africa, which may have an adverse effect on its
results of operations.
Malaria is a significant health risk at all of
AngloGold Ashanti’s operations in Central, West
and East Africa where the disease assumes
epidemic proportions because of ineffective
national control programmes. The disease is a
major cause of death in young children and
pregnant women but also gives rise to fatalities
and absenteeism in adult men. Consequently, if
uncontrolled, the disease could have an adverse
effect upon productivity and profitability levels of
AngloGold Ashanti’s operations located in these
regions.
The treatment of occupational health diseases
and the potential liabilities related to
occupational health disease may have an
adverse effect upon the results of AngloGold
Ashanti’s operations and its financial condition.
The primary areas of focus in respect of
occupational health within AngloGold Ashanti’s
operations are noise-induced hearing loss (NIHL),
occupational lung diseases (OLD) and
tuberculosis (TB). AngloGold Ashanti incurs costs
in providing occupational health services to its
employees at various occupational health centres
and it continues to implement initiatives with a
view to limiting the incidence and severity of these
occupational health diseases. If the costs
associated with providing such occupational
health services increase, such increase could
have an adverse effect on AngloGold Ashanti’s
results of operations and its financial condition.

RISK MANAGEMENT

Furthermore, the South African government, by
way of a cabinet resolution in 1999, proposed a
possible combination and alignment of benefits of
the Occupational Diseases in Mines and Works
Act (ODMWA) that provides for compensation to
miners who have occupational lung diseases, TB
and combinations thereof, and the Compensation
for Occupational Injuries and Diseases Act
(COIDA) that provides for compensation to non-
miners who have OLD, as well as compensation
to both miners and non-miners who suffer
accidental injury in the workplace. Based on a
recently proposed resolution, it is possible that
these acts will be combined in the future.
COIDA provides for compensation payments to
workers suffering permanent disabilities from
OLD, which are classified as pension liabilities if
the permanent disability is above a certain
threshold, or a lump sum compensation payment
if the permanent disability is below a certain
threshold. ODMWA only provides for a lump sum
compensation payment to workers suffering from
OLD. The capitalised value of a pension liability (in
accordance with COIDA) is usually greater than
that of a lump sum compensation payment (under
ODMWA). In addition, under COIDA
compensation becomes payable at a lower
threshold of permanent disability than under
ODMWA. It is estimated that under COIDA about
two to three times as many of AngloGold
Ashanti’s employees would be compensated as
compared with those eligible for compensation
under ODMWA. If the proposed combination of
COIDA and ODMWA were to occur, this could
further increase the level of compensation claims
AngloGold Ashanti could be subject to and
consequently could have an adverse effect on its
financial condition.
The costs associated with the pumping of
water inflows from closed mines adjacent to
AngloGold Ashanti’s operations could have an
adverse effect upon its results of operations.
Certain of AngloGold Ashanti’s mining operations
are located adjacent to the mining operations of
other mining companies. The closure of a mining
operation may have an impact upon continued
operations at the adjacent mine if appropriate
preventative steps are not taken. In particular, this
can include the ingress of underground water
where pumping operations at the adjacent closed
mine are suspended. Such ingress could have an
adverse effect upon any one of AngloGold
Ashanti’s mining operations as a result of property
damage, disruption to operations and additional
pumping costs.
AngloGold Ashanti has embarked on legal action
in South Africa after the owner of an adjacent
mine put the company owning the adjacent
mining operation into liquidation, raising
questions about its and other companies’
willingness to meet their water pumping
obligations. Should this action not be successful,
or in the absence of other solutions, AngloGold
Ashanti may be forced to meet all or part of the
costs associated with the ingress of underground
water, which could have an adverse effect on its
results of operations and its financial condition.
Some of AngloGold Ashanti’s power supplies are
not always reliable and have on occasion forced
it to halt or curtail activities at its mines. Power
fluctuations and power cost increases may
adversely affect AngloGold Ashanti’s results of
operations and its financial condition.
All of AngloGold Ashanti’s mining operations in
Ghana are dependent for their electricity supply
on hydro-electric power supplied by the Volta
River Authority, or VRA, an entity controlled by the
government of Ghana, although AngloGold
Ashanti also has access to VRA electricity supply
from a recently constructed smaller thermal plant.
The VRA’s principal electricity generating facility is
the Akosombo Dam and during periods of below
average inflows from the Volta reservoir, electricity
supplies from the Akosombo Dam may be curtailed,
as occurred in 1998. In addition, this electricity
supply has been subject to voltage fluctuations,
which can damage the group’s equipment. Other
than short-term stand-by generators, which are not
sufficient to allow AngloGold Ashanti to continue
mining operations, it has no means of obtaining
alternative power in the event of a supply shortage
from the VRA. The VRA also obtains power from
neighbouring Cote d’Ivoire, which has intermittently
experienced some political instability and civil unrest.
These factors, including increased power demand
from other users in Ghana, may cause interruptions
in AngloGold Ashanti’s power supply to its
operations in Ghana or result in increases in the cost
of power even if they do not interrupt supply.

RISK MANAGEMENT

Consequently, these factors may adversely affect
AngloGold Ashanti’s results of operations and its
financial condition.
AngloGold Ashanti’s mining operations in Guinea,
Tanzania and Mali are dependent on power
supplied by outside contractors and supplies of
fuel being delivered by road. AngloGold Ashanti’s
power supply has been disrupted in the past and
it has suffered resulting production losses as a
result of equipment failure. Should similar events
occur in future, or should power fluctuations or
power cost increases adversely affect AngloGold
Ashanti’s other operations, this would have an
adverse effect on AngloGold Ashanti’s operational
results and its financial condition.
The occurrence of events for which AngloGold
Ashanti is not insured or for which its insurance
is inadequate may adversely affect its cash flows
and overall profitability.
AngloGold Ashanti maintains insurance to protect
only against catastrophic events which could have a
significant adverse effect on its operations and
profitability. This insurance is maintained in amounts
that are believed to be reasonable depending upon
the circumstances surrounding each identified risk.
However, AngloGold Ashanti’s insurance does not
cover all potential risks associated with its business.
In addition, AngloGold Ashanti may elect not to
insure certain risks, due to the high premiums
associated with insuring those risks or for various
other reasons, including an assessment that the risks
are remote. Furthermore, AngloGold Ashanti may not
be able to obtain insurance coverage at acceptable
premiums. AngloGold Ashanti has a captive
insurance company, namely AGRe Insurance
Company Limited, which participates at various
levels in certain of the insurances maintained by
AngloGold Ashanti. The occurrence of events for
which it is not insured may adversely affect
AngloGold Ashanti’s cash flows and overall
profitability.
Risks related to AngloGold Ashanti’s ordinary
shares and American Depositary Shares (ADSs)
Sales of large numbers of AngloGold Ashanti’s
ordinary shares and ADSs, or the perception that
these sales may occur, could adversely affect the
prevailing market price of such securities.
The market price of AngloGold Ashanti’s ordinary
shares or ADSs could fall if large amounts of ordinary
shares or ADSs are sold in the public market, or there
is the perception in the marketplace that such sales
could occur. Holders of AngloGold Ashanti’s ordinary
shares or ADSs may decide to sell them at any time.
Sales of ordinary shares or ADSs if substantial, or the
perception that sales may occur and be substantial,
could exert downward pressure on the prevailing
market prices for AngloGold Ashanti ordinary shares
or ADSs, causing their market prices to decline.
Fluctuations in the exchange rate of different
currencies may reduce the market value of
AngloGold Ashanti’s securities, as well as the
market value of any dividends or distributions
paid by AngloGold Ashanti.
AngloGold Ashanti has historically declared all
dividends in South African rands. As a result,
exchange rate movements may have affected and
may continue to affect the Australian dollar, the
British pound, the Ghanaian cedi and the US dollar
value of these dividends, as well as of any other
distributions paid by the relevant depositary to
investors that hold AngloGold Ashanti’s securities.
This may reduce the value of these securities to
investors. At the general meeting of AngloGold
Ashanti’s shareholders held on 5 December 2002, a
majority of the group’s shareholders passed a special
resolution adopting a new Memorandum and Articles
of Association, which, among other things, allows for
dividends and distributions to be declared in any
currency at the discretion of AngloGold Ashanti’s
board of directors, or its shareholders at a general
meeting. If and to the extent that AngloGold Ashanti
declares dividends and distributions in dollars,
exchange rate movements will not affect the dollar
value of any dividends or distributions. Nevertheless,
the value of any dividend or distribution in Australian
dollars, British pounds, Ghanaian cedis or South
African rands will continue to be affected. If and to
the extent that dividends and distributions are
declared in South African rands, exchange rate
movements will continue to affect the Australian
dollar, British pound, Ghanaian cedi and US dollar
value of these dividends and distributions.
Furthermore, the market value of AngloGold
Ashanti’s securities as expressed in Australian
dollars, British pounds, Ghanaian cedis, US dollars
and South African rands will continue to fluctuate
with exchange rate movements.

FINANCIAL STATEMENTS
for the year ended 31 December

Directors’ approval
The annual financial statements and group annual financial statements for the year ended 31 December 2005 were approved by the board of directors on 28 February 2006 and are signed on its behalf by:
Directors
RP Edey, Chairman
RM Godsell, Chief Executive Officer
S Venkatakrishnan, Executive Director: Finance
CB Brayshaw, Chairman, Audit and Corporate Governance Committee
Managing secretary
Ms YZ Simelane
Secretary’s certificate
In terms of Section 268G(d) of the Companies Act, 1973, I certify that the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Act, and that all such returns are true, correct and up to date.
Ms YZ Simelane
Managing Secretary
Johannesburg
28 February 2006

FINANCIAL STATEMENTS
for the year ended 31 December
Report of the independent auditors
to the members of AngloGold Ashanti Limited
112
We have audited the annual financial statements of the AngloGold Ashanti Limited group and company as set out on pages 113 to 246 for the year ended 31 December 2005. These financial statements are the responsibility of the company’s directors. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements present fairly, in all material respects, the financial position of the AngloGold Ashanti Limited group and company at 31 December 2005, and the results of its operations and its cash flows for the year then ended in accordance with International Financial
Reporting Standards, and in the manner required by the Companies Act of South Africa.
Ernst & Young
Registered Accountants and Auditors
Chartered Accountants (SA)
Johannesburg, Republic of South Africa
28 February 2006

The Remuneration Committee sets and monitors executive remuneration for the company. This is achieved through an Executive Remuneration Policy which has as its objectives to:
•
attract, reward and retain executives of the highest calibre;
•
align the behaviour and performance of executives with the company’s strategic goals, in the overall interests of shareholders;
•
ensure the appropriate mix of short-, medium- and long-term rewards and incentives, with the latter being closely linked to structured company performance targets and strategic objectives that are in place; and
•
ensure that regional management is competitively rewarded within a global remuneration policy, which recognises both local and global market practice.
In particular the Remuneration Committee is responsible for:
•
the remuneration packages for executive directors of the company including, but not limited to, basic salary, performance-based short- and long-
term incentives, pensions, and other benefits; and
•
the design and operation of the company’s executive share option and other incentive schemes.
Remuneration Committee
For 2005, members of the Committee comprised the following non-executive directors:
•
Russell Edey (Chairman)
•
Colin Brayshaw
•
Tony Trahar
During the year, four meetings of the Remuneration Committee were held. Attendance by members or their designated alternates was as follows:
Number of meetings held Number attended
RP Edey
4
4
CB Brayshaw
4
3
AJ Trahar
4
4
All meetings of the committee are attended by the chief executive officer and executive officer: human resources, except when their own remuneration or benefits are being discussed. The services of Deloitte & Touche are retained to act as independent, expert advisers on executive remuneration.
The following principles are applied in determining executive remuneration:
1.
Annual remuneration should be a combination of base pay and short-, medium- and long-term incentives, with salary comprising about 50% of annual remuneration.
2.
Salary should be set at the median for the relevant competitive markets.
3.
All incentive plans should align performance targets with shareholder interests.
Bonus Share Plan (BSP) and Long-Term Incentive Plan (LTIP)
Shareholders approved the introduction of two new schemes to replace the old share incentive scheme at the annual general meeting held on 29 April
2005. The intention behind both schemes is to provide direct linkage between the interests of shareholders and the efforts of executives or managers.
To the extent that structured company performance targets are achieved, the BSP allows for the payment of an annual bonus, paid in part in cash and part in rights to acquire shares.
The LTIP allows for the granting of rights to acquire shares, based on the achievement of stretched company performance targets over a three-
year period.
These targets will be based on the performance of earnings per share (EPS) and relative total shareholder return (TSR), whereby the company will need to outperform its gold company peers consistently. Additionally, strategic business objectives will also need to be met, such as the successful integration of Ashanti into AngloGold.
Executive director remuneration currently comprises the following elements:
1.
Basic salary, which is subject to annual review by the Remuneration Committee and is set in line with the median of salaries in similar companies in the relevant markets both in South Africa and globally. The individual salaries of executive directors are reviewed annually in light of their own performance, experience, responsibility and company performance.
2.
Annual bonus, which is determined by the achievement of a set of stretching company and individual performance targets. The company targets include earnings per share, cost control and global production. The weighting of the respective contribution of company and individual targets is
70% company and 30% individual. Failure to achieve safety improvement targets results in the reduction of bonuses for executive directors. Fifty per cent of the bonus is paid in cash and 50% in the awarding of rights to acquire shares. The awards have a three-year vesting period.
3.
LTIP: Executive directors are granted the right to acquire shares of value equivalent to their annual salaries, subject to the achievement of stretched company performance targets over a three-year period. These targets are based on the performance of EPS and TSR, whereby the company will need to outperform its gold company peers consistently.
Additionally, strategic business objectives will also need to be met. The first tranche of LTIP awards was made to executive directors in 2005.
4.
Pensions: All executive directors who are South African citizens, are members of the AngloGold Ashanti Pension Fund, a defined benefit fund which guarantees a pension on retirement equivalent to 2% of final salary per year of service. All executive directors who are not South African citizens have other retirement benefit plans, albeit that the company contributes to such plans, to the same extent as provided for their South
African citizen peers. Death and disability cover reflects best practice amongst comparable employers in South Africa.
5.
Other benefits: Executive directors are members of an external medical aid scheme, which covers the director and his immediate family.
Remuneration report

REMUNERATION REPORT

Directors’ service contracts
Service contracts of executive directors are reviewed annually. The contractual notice period in respect of Bobby Godsell, as chief executive officer, is 12 months, and for the other four executive directors, nine months. The contracts also deal with compensation if an executive director is dismissed or if there is a material change in role, responsibilities or remuneration following a new shareholder assuming control (50% + 1 share) of the company.
Compensation in these circumstances is pegged at twice the notice period.
Executive directors’ and executive officers’ remuneration
Pre-tax
Appointed
Resigned
Per- Pension
gains
on
with
with
formance-
scheme
share
effect
effect
related        contri-          Other
Sub       options
All figures in R000
(4) (5)
from            from
Salary
payments
(1)
butions
benefits
(2)
total
exercised
(3)
Total
Executive directors’ remuneration 2005
RM Godsell (chief executive officer)
5,951
1,891
867
650
9,359
3,627
12,986
JG Best
31/07/05
1,837
–
270
170
2,277
1,757
4,034
R Carvalho Silva
01/05/05
3,079
939
607
120
4,745
–
4,745
DL Hodgson
30/04/05
1,047
–
154
8
1,209
799
2,008
Dr SE Jonah
(6)
01/08/05
2,744
–
351
596
3,691
–
3,691
NF Nicolau
01/05/05
2,226
939
330
29
3,524
–
3,524
S Venkatakrishnan
01/08/05
1,619
1,055
188
–
2,862
–
2,862
KH Williams
3,258
960
481
2,208
6,907
587
7,494
21,761
5,784
3,248
3,781
34,574
6,770
41,344
Executive officers’ remuneration 2005
Representing 18 executive officers
(5) (7)
25,311
4,662
3,553
3,561
37,087
1,442
38,529
Total executive directors and executive
officers remuneration – 2005
47,072
10,446
6,801
7,342
71,661
8,212
79,873
Executive directors’ remuneration 2004
RM Godsell (chief executive officer)
5,641
2,002
825
162
8,630
–
8,630
JG Best
2,983
1,758
440
169
5,350
–
5,350
DL Hodgson
2,983
958
440
45
4,426
–
4,426
Dr SE Jonah
01/06/04
2,967
918
–
318
4,203
–
4,203
KH Williams
3,089
836
458
104
4,487
7,179
11,666
Total
17,663
6,472
2,163
798
27,096
7,179
34,275
Executive officers’ remuneration 2004
Representing 13 executive officers
(8)
16,131
5,553
2,094
1,377
25,155
2,178
27,333
Total executive directors and executive
officers remuneration – 2004
33,794
12,025
4,257
2,175
52,251
9,357
61,608
Rounding may result in computational differences.
(1)
In order to more accurately disclose remuneration received/receivable by Executive Directors and Executive Officers, the tables above include the performance-related payments calculated on the year's financial results.
(2)
Includes health care, leave encashment, personal travel and relocation expenses. In 2005, AngloGold Ashanti altered its policy regarding the number of leave days that may be accrued. As a result, surplus leave days accrued were compulsorily encashed.
(3)
Excludes pre-tax gains on share options exercised by Messrs Best and Hodgson (18,900 shares and 36,000 shares respectively) post the period in which they held office, and in respect of 4,000 shares exercised by executive officers pre-appointment to office. Mr Godsell purchased AngloGold Ashanti shares in his own name, using the after tax gains from share options exercised.
(4) Salaries are disclosed only for the period from or to which, office is held.
(5)
Messrs Carvalho Silva, Nicolau and Venkatakrishnan, formerly executive officers of the company, were appointed to the board of directors with effect from dates shown. Remuneration therefore has been split according to category as earned.
(6) Dr Jonah resigned as an executive director of the company, but remains a non-executive director.
(7)
In 2005, the emoluments, in whole or in part, in respect of 18 executive officers are aggregated. Movements as follows:
• Three executive officers were appointed to the board of directors, two effective on 1 May 2005 and one effective 1 August 2005.
• Five additional executive officers were appointed, all the result of internal promotions, two effective 1 May 2005 and one each effective 1 June 2005, 1 July 2005 and 1 November 2005.
• Two executive officers resigned from the company, one effective 31 August 2005 and the other on 31 December 2005.
Emoluments have only been disclosed from the various effective dates, except for performance related payments to be made in 2006 pertaining to 2005 results which reflects total amount to be paid.
(8)
In 2004, of the 13 executive officers, five were promoted effective 1 May 2004; two were employed effective 1 July 2004; and one was promoted effective 1 December 2004 – emoluments have only been disclosed from the various effective dates, except for performance-related payments made in 2005 pertaining to the 2004 results which reflects the total amount paid.

REMUNERATION REPORT

Non-executive directors’ remuneration
The following table details fees and allowances paid to non-executive directors:
All figures stated
2005
2004
(1)
to the nearest
Directors’
Committee
Travel
(2)
Directors’
Committee
Travel
(2)
R000 fees
fees
allowance
Total
fees
fees
allowance
Total
RP Edey (chairman)
832                 200                102
1,134                602
150
75
827
Dr TJ Motlatsi
(deputy chairman)
300                 160
–                 460                250
123
–
373
FB Arisman
102                 170                  77                 349                  99
123
52
274
Mrs E le R Bradley
110                 190
–                 300                107
137
–
244
CB Brayshaw
(3)
110                 150
–                 260
107
115
–
222
Dr SE Jonah* (president)
(effective 1 August 2005)
46                   43                    –                  89                    –
–
–
–
AW Lea (resigned
31 July 2005)
59                   23                  51
133
101
37
13
151
R Médori (effective
1 August 2005)
44                   17                    –                 61
–
–
–
–
WA Nairn
110                  130
–                240                  107
123
–
230
NF Oppenheimer
(resigned 29 April 2004)
–                    –                    –                    –
33
10
–
43
J Ogilvie Thompson
(resigned 29 April 2004)
–                    –                    –                    –
33
10
–
43
SR Thompson (effective
30 April 2004)
102                    80                102               284
67
33
26
126
AJ Trahar
110                    80                   –
190
107
37
–
144
PL Zim (effective
30 April 2004)
110                    80                   –
190
73
33
–
106
Total – non-executive
directors
2,035                1,323                332             3,690              1,686
931
166
2,783
Alternates
DD Barber
–                     –                   –                   –                    –                    –                     –                    –
AH Calver
–                     –                   –                   –                    –                    –                     –                    –
PG Whitcutt
–                     –                   –                   –                    –                    –                     –                    –
Total – alternate directors
–                     –                   –                   –                    –                    –                     –                    –
Grand total
2,035                 1,323               332             3,690              1,686
931
166
2,783
* Dr Jonah resigned as an executive director with effect 31 July 2005, but remains a non-executive director.
Rounding may result in computational differences
(1)
At the annual general meeting of shareholders held on 29 April 2004, shareholders approved an increase in directors' fees with effect from 1 May 2004 as follows:
– Chairman – $130,000 (to 30 April 2004: R200,000) per annum
– Deputy chairman – R300,000 (to 30 April 2004: R150,000) per annum
– South African resident directors – R110,000 (to 30 April 2004: R100,000) per annum
– Non-resident directors – $16,000 (to 30 April 2004: R100,000) per annum
(2)
A payment of a travel allowance of $4,000 (effective 1 May 2004) or $2,000 prior to this date, per meeting is made to non-executive directors who travel internationally to attend board meetings. In addition, AngloGold Ashanti is liable for the payment of all travel costs.
(3)
In addition, Mr Brayshaw was paid a fee of R18,000 (2004: R15,000) by AGRe Insurance Company Limited, a wholly-owned subsidiary, as chairman of its audit committee.
Executive directors do not receive payment of directors' fees or committee fees.
At the annual general meeting to be held on Friday, 5 May 2006, shareholders will be requested to consider an ordinary resolution approving the remuneration payable to the president of the company, including his remuneration as a director, to be fixed at R300,000 per annum. This proposal arises from the office of the president becoming non-executive.

REMUNERATION REPORT

Share incentive schemes
Options and rights to subscribe for ordinary shares in the company granted to, and exercised by, executive directors, executive officers and other managers during the year to 31 December 2005 and subsequent to year-end.
E
Executive directors, executive officers and other managers
RM Godsell **
JG Best
R Carvalho Silva
DL Hodgson
Balance as at 1 January 2005 *
Number
224,300 70,800 38,600 92,600
Average exercise price per share – R 137.31 180.98 239.96 171.60
Granted during the year
Number
40,535 – 16,215 –
Average exercise price per share – R 197.50 – 197.50 –
Exercised during the year
Number
25,100 37,800 – 33,600
Average exercise price per share – R 104.00 121.76 – 113.64
Average market price per share
at date of exercise
– R 248.50 225.96 – 249.58
Pre-tax gain at date of exercise
Value
– R 3,626,950 3,938,793 – 4,567,344
Average per share – R 144.50 104.20 – 135.93
Lapsed during the year
Number
–                     33,000
– –
Average exercise price per share – R – 248.81 – –
Held at 31 December 2005
Number
239,735 – 54,815 59,000
Average exercise price per share granted – R 150.97 – 227.40 204.61
Latest expiry date 4 May 2015 4 May 2015 4 May 2015
Issued subsequent to year-end to 31 January 2006
Granted
Number
–                           –                           –
–
Average exercise price per share – R – – – –
Exercised
Number
–                           –                           –
10,000
Average exercise price per share – R – – – 159.10
Average market price per share at
date of exercise
– R – – – 334.51
Pre-tax gain at date of exercise
Value
– R – – – 1,754,123
Average per share – R – – – 175.41
Lapsed
Number
– – – –
Average exercise price per share – R – – – –
Held at 31 January 2006
Number
239,735 – 54,815 49,000
Average exercise price per share granted – R 150.97 – 227.40 213.89
No prior year adjustments
* Movement in balance at 1 January 2005:
Number of shares Average price per share (R)
From Total other to Total executive officers 88,600 202.18
From Total executive officers to Total directors 79,600 215.43
** R M Godsell purchased AngloGold Ashanti shares in his own name, using the after tax proceeds from the sale of shares acquired on the exercise of options.
Of the 4,397,155 options or rights granted and outstanding at 31 December 2005, 758,150 options at an average exercise price of R124.12 had vested.

REMUNERATION REPORT

Total
Total
Total
executive Total
share
incentive
SE Jonah
NF Nicolau
S Venkatakrishnan
KH Williams
directors
officers*
other*
scheme
50,000
41,000
–
59,000
576,300
339,860
3,900,800
4,816,960
221.00                192.34
–
177.94                170.39
189.89                220.92                212.69
–
15,635
14,865
4,230
91,480
92,885
468,050
652,415
–
197.50
197.50
197.50
197.50
197.50
197.50
197.50
–
–
–
5,000
101,500                17,000              357,038              475,538
–
–
–
104.00
113.80
124.00
130.41
126.64
–
–
–
221.30
217.78
226.22
264.23
252.95
–
586,500         12,719,588            1,737,671          47,778,330          62,235,589
–
–
–
117.30
125.32
102.22
133.82
130.87
50,000
–
–
–
83,000
13,410               500,272              596.682
221.00
–
–
–
232.06                239.70                 235.39               235.02
–
56,635
14,865
58,230
483,280
402,335
3,511,540
4,397,155
–                  193.77               197.50
185.71
176.82
192.77
224.94
216.71
4 May 2015
4 May 2015
4 May 2015
4 May 2015
4 May 2015
–
–
–
–
–
–
–
–
–
–
–
–
–
–
–
–
– –
–
–
10,000                      –
100,100
110,100
–
–
–
–
159.10
–
127.88
130.72
–
–
–
–                  334.51
–                  328.68                329.21
–
–
–
–
1,754,123
–
20,100,243
21,854,366
–
–
–
–                  175.41
–                   200.80              198.50
–
–
–
–
–
–
–
–
–
–
–
–
–
–
–
–
–
56,635
14,865
58,230
473,280
402,335
3,411,440
4,287,055
–
193.77
197.50
185.71
177.19
192.77
227.79
218.92

Directors’ report

Nature of business
AngloGold Ashanti Limited conducts mining operations in Africa, North and South America and Australia and undertakes exploration activities worldwide. In addition, the company is involved in the manufacturing, marketing and selling of gold products, as well as the development of markets for gold.
Holding company
The company's holding and ultimate holding companies are respectively:
– Anglo South Africa Capital (Proprietary) Limited
– Anglo American plc (incorporated in England and Wales)
The effective shareholding of Anglo American plc in the issued share capital of the company at the undermentioned dates was as follows:
31 January 31 December 31 December
2006 2005 2004
Ordinary shares held
Number
134,788,099
134,788,099
134,788,099
Percentage
50.85
50.88
50.97
On 26 October 2005 Anglo American plc announced that it intended to provide the company with greater flexibility to pursue its strategy and that it intended to reduce its shareholding in the company, while still intending to remain a significant shareholder in the medium term. In a responding announcement the company welcomed this decision. On 22 February 2006, Anglo American plc announced that it would reduce its percentage ownership in AngloGold Ashanti through a proposed public secondary offering. The effect of the offering may result in a reduction in the number of members affiliated with Anglo American plc on the board of AngloGold Ashanti.
Share capital
There was no change to the authorised share capital of the company during 2005. The authorised ordinary share capital of AngloGold Ashanti is
R100m in 400m shares of 25 South African cents each.
The following are the movements in the issued and unissued ordinary share capital from the beginning of the accounting period to the date of this report:
Issued shares
2005 2004
Number Number
of shares Rand of shares Rand
At 1 January
264,462,894        66,115,724
223,136,342        55,784,086
Issues during year
Issued in terms of business combination with Ashanti Goldfields Company Limited
–
–
41,133,752
10,283,438
Exercise of options by participants in the AngloGold Share Incentive Scheme
475,538
118,884
192,800             48,200
At 31 December
264,938,432        66,234,608
264,462,894       66,115,724
Issued subsequent to year-end
Exercise of options by participants in the AngloGold Share Incentive Scheme
110,100
At 31 January 2006
265,048,532
The A and B redeemable preference shares, all of which are held by a wholly-owned subsidiary Eastvaal Gold Holdings Limited, and which may not be transferred and are redeemable from the realisation of the assets relating to the Moab Lease area after cessation of mining operations in the area.
The shares carry the right to receive dividends equivalent to the profits (net of royalty, ongoing capital expenditure and taxation) from operations in the area.
Further details of the authorised and issued shares, as well as the share premium, are given in Note 28 to the group's financial statements.

DIRECTORS’ REPORT

Unissued shares
2005 2004
Number of shares Number of shares
At 1 January
135,537,106
176,863,658
Issues during year
475,538
41,326,552
Gross unissued shares at 31 December
135,061,568
135,537,106
Issues subsequent to year-end
110,100
Gross unissued shares at 31 January 2006
134,951,468
Maximum number of shares set aside in terms of specific authorities granted by shareholders for purposes of:
– the Share Incentive Scheme
7,288,834
– the 2.375% guaranteed convertible bonds
15,384,615
Net unissued shares at 31 January 2006
112,278,019
Unissued shares under the control of directors
In terms of the authority granted by shareholders at the annual general meeting held on 29 April 2005, 10% of the authorised but unissued ordinary share capital remaining at that date, after setting aside so many ordinary shares as may be required to be allotted and issued pursuant to the Share
Incentive Scheme and for the purposes of the conversion of the $1 billion, 2.375% guaranteed convertible bonds, issued by AngloGold Ashanti
Holdings plc, are placed under the control of the directors. This authority expires at the next annual general meeting.
The unissued shares under the control of the directors at 31 December 2005 were as follows:
Shares                        Rand
Authorised share capital
400,000,000               100,000,000
Shares in issue at 29 April 2005
264,527,894
66,131,974
Unissued shares at 29 April 2005
135,472,106
33,868,026
Less: Shares set aside in terms of:
– Share Incentive Scheme
7,274,517
1,818,629
– Guaranteed Convertible Bonds
15,384,615                  3,846,154
Net unissued shares at 29 April 2005
112,812,974
28,203,243
Unissued shares under the control of the directors
at 29 April 2005 (10% of net unissued shares)
11,281,297
2,820,324
Less: Shares issued at the discretion of the directors
–
–
At 31 December 2005
11,281,297
2,820,324
In terms of the Listings Requirements of the JSE, shareholders may, subject to certain conditions, authorise the directors to issue the shares held under their control for cash other than by means of a rights offer to shareholders. In order that the directors of the company may be placed in a position to take advantage of favourable circumstances which may arise for the issue of such shares for cash, without restriction, for the benefit of the company, shareholders will be asked to consider an ordinary resolution to this effect at the forthcoming annual general meeting.
The company has not exercised the general approval to buy back shares from its issued ordinary share capital, granted at the annual general meeting held on 29 April 2005. At the next annual general meeting shareholders will be asked to renew the general authority for the acquisition by the company, or a subsidiary of the company, of its own shares.

DIRECTORS’ REPORT

American Depositary Shares
At 31 December 2005, the company had in issue through The Bank of New York as Depositary, and listed on the New York Stock Exchange (NYSE),
48,702,313 (2004: 45,217,297) American Depositary Shares (ADSs). Each ADS is equal to one ordinary share.
At 31 January 2006, there were 48,093,545 ADSs in issue and listed on the NYSE.
Ghanaian Depositary Shares
At 31 December 2005, the company had in issue through NTHC Limited as Depositary, and listed on the Ghana Stock Exchange (GSE), 21,848,600
(2004: 22,246,200) Ghanaian Depositary Shares (GhDSs). Every 100 GhDSs has one underlying AngloGold Ashanti ordinary share and carries the right to one vote. There has been no change since 31 December 2005.
AngloGold Share Incentive Scheme
AngloGold Ashanti operates a share incentive scheme for the purpose of providing an incentive to executive directors, executive officers and managers of the company and its subsidiaries to identify themselves more closely with the fortunes of the group and its continued growth, and to promote the retention of such employees by giving them an opportunity to acquire shares in the company. Non-executive directors are not eligible for participation in the share incentive scheme.
The maximum number of ordinary shares that may be allocated for the purposes of the scheme is equivalent to 2.75% of the total number of ordinary shares in issue at any time, while the maximum aggregate number of shares which may be acquired by any one participant in the scheme is 5% of the ordinary shares allocated for the purposes of the share incentive scheme (or 0.1375% of the total number of ordinary shares in issue) at any one time.
Employees participate in the share incentive scheme to the extent that they are granted options or rights to acquire shares, (rights), and accept them.
All options or rights which have not been exercised within ten years from the date on which they were granted, automatically expire.
The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that these incentives are globally competitive, so as to attract, reward and retain management of the highest calibre. As a result, several types of incentives, each with their own issue and vesting criteria have been granted to employees – collectively known as the “AngloGold Share Incentive Scheme or share incentive scheme”.
Although the Remuneration Committee has the discretion to incentivise employees through the issue of shares, only options or rights have so far been granted. The type and vesting criteria of the options or rights granted are:
Time-related
The granting of time-related options was approved by shareholders at the general meeting held on 4 June 1998 and amended by shareholders at the annual general meeting held on 30 April 2002, at which time it was agreed that no further time-related options will be granted and all options granted hereunder will terminate on 1 February 2012, being the date on which the last options granted under this criteria may be exercised or will expire.
Time-related options vest over a five-year period from date of grant and may be exercised in tranches of 20% each in years two, three and four and
40% in year five.
Performance-related
The granting of performance-related options was approved by shareholders at the annual general meeting held on 30 April 2002 and amended at the annual general meeting held on 29 April 2005 at which time it was agreed that no further performance-related options will be granted and all options granted hereunder will terminate on 1 November 2014, being the date on which the last options granted under this criteria may be exercised or will expire.
Performance-related options granted vest in full, three years after date of grant, provided that the conditions under which the options were granted, are met.

DIRECTORS’ REPORT

Bonus Share Plan (BSP)
The granting of rights in terms of the BSP was approved by shareholders at the annual general meeting held on 29 April 2005. Executive directors, executive officers and other management groups are eligible for participation. Each award made in respect of the BSP entitles the holder to acquire one ordinary share at “nil” cost. Awards granted vest in full, three years after date of grant, provided that the participant is still in the employ of the company at the date of vesting unless an event, such as death, occurs which may result in an earlier vesting.
Long-Term Incentive Plan (LTIP)
The granting of rights in terms of the LTIP was approved by shareholders at the annual general meeting held on 29 April 2005. Executive directors, executive officers and selected senior management are eligible for participation. Each award made in respect of the LTIP entitles the holder to acquire one ordinary share at “nil” cost. Awards granted vest three years after date of grant, to the extent that the stretched company performance targets under which the rights were granted, are met and provided that the participant is still in the employ of the company, or unless an event, such as death, occurs which may result in an earlier vesting.
The AngloGold Share Incentive Scheme is summarised as follows:
The maximum number of ordinary shares that may be allocated for purposes of the scheme, equivalent to 2.75% of the total number of ordinary shares in issue at that date, is:
31 January 2006 31 December 2005 31 December 2004
7,288.834
7,285,807
7,272,730
The maximum aggregate number of ordinary shares which may be acquired by any one participant in the share incentive scheme at that date is:
31 January 2006 31 December 2005 31 December 2004
364,442
364,291
363,637
As is required to be disclosed in terms of the AngloGold Share Incentive Scheme and stock exchange regulations, the movement in respect of options and rights granted and the ordinary shares issued as a result of the exercise of options and rights during the year 1 January 2005 to 31 January 2006 is:
Options and rights
Average
exercise
Bonus         Long-Term
price per Ordinary`
Time- Performance- Share Incentive
ordinary            shares
related related Plan Plan Total share issued
At 1 January 2005
1,391,060
3,425,900
–
–
4,816,960
212.69
2,240,140
Movement during year
– Granted
–
–
283,915
368,500
652,415
197.50
–
– Exercised
471,950
3,300
288
–
475,538
126.64
475,538
– Lapsed – terminations
54,400
525,600
11,682
5,000
596,682
235.02
–
At 31 December 2005
864,710
2,897,000
271,945
363,500
4,397,155
216.71
2,715,678
Subsequent to year-end
– Exercised
110,100
–
–
–
110,100
130.72
110,100
– Lapsed – terminations
–
–
–
–
–
–
–
At 31 January 2006
754,610
2,897,000
271,945
363,500
4,287,055
130.72
2,825,778

DIRECTORS’ REPORT

Analysis of options and rights outstanding at 31 December 2005:
Holding
Total exercise
Holders
Number
price – R000
1 – 100 62 5,410 1,069
101 – 500 99 19,830 3,916
501 – 1,000 65 59,710 14,052
1,001 – 5,000 419 1,346,530 326,809
5,001 – 10,000 119 870,105 198,411
10,001
–   100,000
86 1,855,835 372,464
Over 100,000 1 239,735 36,193
Total 851 4,397,155 952,914
Financial results
The financial statements set out fully the financial position, results of operations and cash flows of the group and the company for the financial year ended 31 December 2005. A synopsis of the financial results for the year is set out in the summarised group financial and operating results on pages 12 to 15.
Review of operations
The performance of the various operations are comprehensively reviewed on pages 43 to 78.
Dividends
Dividend policy
Dividends are proposed and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial performance.
Dividends are recognised when declared by the board of directors of AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the board’s ongoing assessment of AngloGold Ashanti’s earnings, financial condition, including its cash needs, future earnings prospects and other factors.
Dividends declared since 1 January 2005
Final dividend
Interim dividend
Final dividend
number 97
number 98
number 99
Declaration date 26 January 2005 27 July 2005 9 February 2006
Last date to trade ordinary shares cum dividend 11 February 2005 12 August 2005 23 February 2006
Record date 18 February 2005 19 August 2005 3 March 2006
Amount paid per ordinary share
– South African currency (cents) 180 170 62
– United Kingdom currency (pence) 15.49 14.78 5.81
– Ghanaian currency (cedis) 2,683.08 2,381.75 920.02
Amount per CDI* – Australian currency (cents) 7.55 6.81 2.75
Payment date 25 February 2005 26 August 2005 10 March 2006
Amount per GhDS** – Ghanaian currency (cedis) 26.83 23.81 9.20
Payment date 28 February 2005 29 August 2005 13 March 2006
Amount per ADS*** – United States currency (cents) 30.37 26.09 10#
Payment date 7 March 2005 6 September 2005 20 March 2006
Rounding may result in computational differences
*
Each CDI (Chess Depositary Interest) is equal to one-fifth of one ordinary share
**
Each GhDS (Ghanaian Depositary Share) is equal to one-hundredth of one ordinary share
***
Each ADS (American Depositary Share) is equal to one ordinary share
#
Illustrative value. The actual rate of payment will depend on the exchange rate on approximately 10 March 2006

DIRECTORS’ REPORT

Shareholders on the South African register who have dematerialised their ordinary shares receive payment of their dividends electronically, as provided for by STRATE. For those shareholders who have not yet dematerialised their shares, or who may intend retaining their shareholding in the company in certificated form, the company operates an electronic funds transmission service, whereby dividends may be electronically transferred to shareholders’ bank accounts. These shareholders are encouraged to mandate this method of payment for all future dividends.
Borrowings
The company’s borrowing powers are unlimited. As at 31 December 2005, the group’s borrowings totalled $1,894m, R12,015m (2004: $1,605m,
R9,062m).
On 19 February 2004, AngloGold announced the launch of an offering of $900m convertible bonds due 2009, subject to increase by up to $100m pursuant to an option, by its wholly owned subsidiary, AngloGold Holdings plc. The bonds are guaranteed by AngloGold Ashanti. This was followed by an announcement on 20 February 2004 which advised the pricing of the offering at 2.375%, while on 25 February 2004, AngloGold announced that the bond managers had exercised the option to subscribe for additional bonds in a principal amount of $100m, increasing the offering to
$1 billion. The offer closed and was settled on 27 February 2004. The $1 billion remains outstanding.
On 27 January 2005 AngloGold Ashanti announced the signing of a new three-year $700m revolving credit facility to replace the $600m facility which matured in February 2005. The new facility, which will be used for general corporate purposes, will reduce the group’s cost of borrowing with the borrowing margin over LIBOR reducing from 70 basis points to 40 basis points. The facility was arranged with a number of AngloGold Ashanti’s local and international relationship banks.
Significant announcements
On 27 January 2005, AngloGold Ashanti announced that the board of directors had approved a $121m expansion project at the company’s Cuiabá
mine in south-eastern Brazil. It is anticipated that commissioning will take place in December 2006, with full production by the end of the second quarter of 2007. The expansion project would result in production increasing from 190,000oz/year to 250,000oz/year at an estimated cost of $169/oz over the life of the project and would extend the life of mine profile by six years to 2019.
On 28 April 2005, the company announced that agreement had been reached with Trans-Siberian Gold plc (TSG) on revised terms for the second subscription of shares in TSG, and a revised subscription price of £1.30 per share, compared to £1.494 per share agreed between the parties on
30 June 2004. The revised terms of the subscription were approved by TSG shareholders on 27 May 2005 and AngloGold Ashanti’s 17.5% equity interest in TSG increased to 29.9% on 31 May 2005, the date on which the second subscription was completed.
On 29 April 2005, AngloGold Ashanti announced the conditional sale of exploration assets in the Laverton area in Australia, comprising the Sickle royalty of $30 per ounce, the Child Harold prospect, various 100% AngloGold Ashanti Australia-owned interests including the Lord Byron and Fish projects as well as its interests in the Jubilee, Black Swan and Jasper Hills Joint Ventures, to Crescent Gold Limited, for a total consideration of A$4m,
$3m, A$0.3m, $0.2m was payable on the execution of a binding sale and purchase agreement, A$1m, $0.8m is payable in Crescent Gold shares and A$3m, $2m is payable in cash, on or before 15 December 2006.
On 19 July 2005, Aflease Gold and Uranium Resources Limited (Aflease) announced that it had purchased from AngloGold Ashanti, its Weltevreden mine in an all script deal valued on 6 May 2005 at R75m, $11m. Subsequently, Aflease was acquired by sxr Uranium One Inc. Further details on this transaction are given in note 27 to the group’s financial statements.
On 27 July 2005, AngloGold Ashanti reached an agreement with the government of Guinea to amend the Convention de Base (stability agreement)
and resolve all outstanding disputes for a sum of $7m, R45m. In addition, the company has agreed as part of this settlement to meet historical and follow-up fees and costs of a consultant that the government retained to advise and assist it in its negotiations and resolution of the dispute. In consideration of the above settlement, the government has irrevocably confirmed its waiver and abandonment of all claims and disputes of any nature whatsoever against the AngloGold Ashanti group of companies.
On 11 August 2005, AngloGold Ashanti announced that it had disposed of its La Rescatada project for a total consideration of $12.5m, R84m with an option to repurchase 60% of the project should reserves in excess of 2Moz be identified within three years. The exploration project is located approximately 800 kilometres south-east of the city of Lima in Peru.
On 27 February 2006, AngloGold Ashanti announced that it had signed an agreement with China explorer, Dynasty Gold Corporation, to acquire an effective 8.7% stake in that company, through a purchase of 5.75 million Dynasty units at a price of C$.40 each. Each until will consist of one common share and one-half common share pruchase warrant, exercisable at a price of C$0.60 per unit for two years.
Investments
Particulars of the group’s principal subsidiaries and joint venture interests are presented on page 246.

DIRECTORS’ REPORT

Litigation
There are no legal or arbitration proceedings in which any member of the AngloGold Ashanti group is or has been engaged, including any such proceedings which are pending or threatened of which AngloGold Ashanti is aware, which may have, or have had during the 12 months preceding the date of this Annual Report 2005, a material effect on the group's financial position.
Material change
There has been no material change in the financial or trading position of the AngloGold Ashanti group since the publication of its results for the quarter and year ended 31 December 2005.
Material resolutions
Details of special resolutions and other resolutions of a significant nature passed by the company and its subsidiaries during the year under review, requiring disclosure in terms of the Listings Requirements of the JSE, are as follows:
Nature of resolution Effective date
AngloGold Ashanti Limited
Passed at the annual general meeting held on 29 April 2005:
General approval for the acquisition by the company, or a
subsidiary of the company, of its own shares.
17 May 2005
Subsidiaries
AngloGold Brasil Ltda
Change of name to AngloGold Ashanti Brasil Ltda
3 January 2005
AngloGold Holdings plc
Adoption of New Memorandum and Articles of Association
2 September 2005
Change of name to AngloGold Ashanti Holdings plc
18 October 2005
Ashanti Exploration Limited
Change of name to AngloGold
18 February 2005
Ashanti Exploration (Ghana) Limited
Annual general meetings
At the 61st annual general meeting held on 29 April 2005, shareholders passed ordinary resolutions relating to:
•
the adoption of the annual report for the year ended 31 December 2004;
•
the re-election of Mr CB Brayshaw, Mr AW Lea, Mr WA Nairn and Mr KH Williams as directors of the company;
•
the election of Dr SE Jonah, Mr SR Thompson and Mr PL Zim, who were appointed since the previous annual general meeting, as directors of the company;
•
the renewal of a general authority placing 10% of the unissued ordinary shares of the company, after setting aside sufficient shares attributable to the Share Incentive Scheme and guaranteed convertible bonds, under the control of the directors;
•
the granting of a general authority to issue ordinary shares in the capital of the company for cash, subject to certain limitations in terms of the
Listings Requirements of the JSE; and
•
the approval of the introduction of the Long-Term Incentive Plan and the Bonus Share Plan.
Details concerning the special resolution passed by shareholders at this meeting are disclosed above.
Notice of the 62nd annual general meeting, which is to be held in Johannesburg at 11:00 on Friday, 5 May 2006, is enclosed as a separate document with the Annual Report 2005. Additional copies of the notice of meeting may be obtained from the company’s corporate contacts and the share registrars or may be accessed from the company’s website.
Directorate and secretary
Mr DL Hodgson retired from the board on 29 April 2005 followed by Mr AW Lea and Mr JG Best both on 31 July 2005. On 1 May 2005 Messrs
R Carvalho Silva and NF Nicolau were appointed to the board. Mr R Médori and Mr S Venkatakrishnan were appointed on 1 August 2005.
The directors retiring by rotation at the forthcoming annual general meeting in terms of the articles of association are Mr FB Arisman,
Mrs E le R Bradley, Mr RP Edey, Mr RM Godsell and Dr TJ Motlatsi who, being eligible, offer themselves for re-election.
In addition to the abovementioned directors, Mr R Carvalho Silva, Mr NF Nicolau, Mr R Médori and Mr S Venkatakrishnan, who were appointed as directors during the year, and Mr RE Bannerman, who was appointed a director on 10 February 2006, are due to retire at the annual general meeting and offer themselves for election.
Non-executive directors do not hold service contracts with the company. Mr Godsell, who offers himself for re-election, holds a service contract with the company, terminable on the giving of not less than 12 months’ notice.
The names of the directors and alternate directors of the company in office at the date of this report are listed on pages 23 and 24.
Biographies of the board of directors appear on pages 23 and 24.
There has been no change in the offices of managing secretary and company secretary whose names and business and postal addresses are set out on page 268 of this report.

DIRECTORS’ REPORT

Directors’ interests in shares
The interests of the directors and alternate directors in the ordinary shares of the company at 31 December 2005, which did not individually exceed
1% of the company's issued ordinary share capital, were:
31 December 2005
31 December 2004
Beneficial
Beneficial
Non-
Non-
Direct
Indirect
beneficial
(1)
Direct              Indirect
beneficial
(1)
Executive directors
JG Best (retired 1 August 2005)
–
–
–
–                     –                     –
R Carvalho Silva (appointed 1 May 2005)
–
–
–
–
–
–
RM Godsell
9,177
–
–
460                      –                     –
DL Hodgson (retired 29 April 2005)
–
–
–
–                  430
–
Dr SE Jonah (until 31 July 2005)
–
–
–
6,297                      –                     –
NF Nicolau (appointed 1 May 2005)
100
–
–
–
–
–
S Venkatakrishnan (appointed 1 August 2005)
652
–
–
–
–
–
KH Williams
–
920
–
–                  920
–
Total
9,929
920
–
6,757                1,350
–
Non-executive directors
FB Arisman
–
2,000
–
–               2,000
–
Mrs E le R Bradley
–
23,423
13,027
–              23,423             26,027
CB Brayshaw
–
–
–
–                     –                     –
RP Edey
–
1,000
–
–               1,000
–
Dr SE Jonah (from 1 August 2005)
6,297 –
– –
–
–
AW Lea (retired 1 August 2005)
–
–
–
–                     –                     –
R Médori (appointed 1 August 2005)
–
–
–
–
–                     –
Dr TJ Motlatsi
–
–
–
–                     –                     –
WA Nairn
–
–
–
–                     –                     –
SR Thompson
–
–
–
–                     –                     –
AJ Trahar
–
–
–
–                     –                     –
PL Zim
–
–
–
–                     –                     –
Total
6,297
26,423
13,027
–             26,423             26,027
Alternate directors
DD Barber
–
–
–
–                     –                     –
AH Calver
–
46
–
–                   46                     –
PG Whitcutt
–
–
–
–                     –                     –
Total
–
46
–
–                   46                     –
Grand total
16,226
27,389
13,027
6,757              27,819             26,027
(1)
The director derives no personal benefit.
There have been no changes in the above interests since 31 December 2005 and Mr R E Bannerman, who was appointed a director on 10 February
2006, holds no interest in the company’s ordinary shares.
A register detailing directors’ and officers’ interests in contracts is available for inspection at the company’s registered and corporate office.

DIRECTORS’ REPORT

Annual financial statements
The directors are required by the South African Companies Act to maintain adequate accounting records and are responsible for the preparation of the annual financial statements which fairly present the state of affairs of the company and the AngloGold Ashanti group at the end of the financial year, and the results of operations and cash flows for the year, in conformity with Generally Accepted Accounting Practice (GAAP) and in terms of the
JSE Listings Requirements.
In preparing the annual financial statements reflected in dollars and South African rands on pages 128 to 245, the group has complied with
International Financial Reporting Standards (IFRS) and has used appropriate accounting policies supported by reasonable and prudent judgements and estimates. The directors are of the opinion that these financial statements fairly present the financial position of the company and the group at
31 December 2005, and the results of their operations and cash flow information for the year then ended.
AngloGold Ashanti, through its executive committee and treasury committee, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings.
Cash and cash equivalents at 31 December 2005 amounted to $209m, R1,328m, together with cash budgeted to be generated from operations in
2006 and the net incremental borrowing facilities available are, in management’s view, adequate to fund operating, mine development and capital expenditure and financing obligations as they fall due for at least the next twelve months. Taking these factors into account, the directors of AngloGold
Ashanti have formed the judgement that, at the time of approving the financial statements for the year ended 31 December 2005, it is appropriate to use the going concern basis in preparing these financial statements.
The external auditors, Ernst & Young, are responsible for independently auditing and reporting on the financial statements in conformity with
International Standards of Auditing and the Companies Act in South Africa. Their unqualified report on these financial statements appears on page 112.
To comply with requirements for reporting by non-US companies registered with the SEC, the company has prepared a set of financial statements in accordance with US Generally Accepted Accounting Principles (US GAAP) which will be available from The Bank of New York to holders of the company’s securities listed in the form of American Depositary Shares on the NYSE. Copies of the annual report on Form 20-F, which must be filed with the SEC by no later than 30 June 2006, will be available to stakeholders and other interested parties upon request to the company’s corporate office or its contacts as listed on page 268 of this report.
Under the Sarbanes-Oxley Act, the chief executive officer and chief financial officer are required to complete a group certificate stating that the financial statements and reports are not misleading and that they fairly present the financial condition, results of operations and cash flows in all material respects. The design and effectiveness of the internal controls, including disclosure controls, are also included in the declaration. As part of the process, a declaration is also made that all significant deficiencies and material weaknesses, fraud involving management or employees who play a significant role in internal control and significant changes that could impact on the internal control environment, are disclosed to the Audit and
Corporate Governance Committee and the board.

Group financial statements
Income statement 128
Balance sheet 129
Cash flow statement 130
Statement of recognised
income and expense 131
Notes to the financial statements 132
Company financial statements
Income statement 220
Balance sheet 221
Cash flow statement 222
Statement of recognised income
and expense 223
Notes to the financial statements 224
Investment in principal subsidiaries
and joint venture interests 246
Glossary of terms 247
Annual financial statements contents

GROUP FINANCIAL STATEMENTS
for the year ended 31 December
Income statement
128
15,592
17,388
Revenue
3
2,730
2,434
14,788
16,750
Gold income
2, 3
2,629
2,309
(12,305)
(14,713)
Cost of sales
4
(2,311)
(1,924)
(786)
(949)
Non-hedge derivative loss
(135)
(142)
1,697
1,088
Gross profit
183
243
(331)
(410)
Corporate administration and other expenses
(64)
(51)
(100)
(84)
Market development costs
(13)
(15)
(283)
(288)
Exploration costs
5
(45)
(44)
(200)
–
Amortisation of goodwill
18, 19
–
(31)
(69)
(127)
Other net operating expenses
6
(20)
(12)
80
(499)
Operating special items
7
(77)
12
794
(320)
Operating (loss) profit
(36)
102
318
155
Interest received
3
25
49
25
(29)
Exchange (loss) gain
(5)
4
160
(211)
Fair value adjustment on option component of convertible bond
(32)
27
Finance costs and unwinding of decommissioning and
(563)
(690)
restoration obligations
8
(108)
(87)
10
(5)
Fair value (loss) gain on interest rate swaps
(1)
2
1
(17)
Share of associates (loss) profit
9
(3)
–
745
(1,117)
(Loss) profit before taxation
10
(160)
97
179
220
Taxation
13
36
41
924
(897)
(Loss) profit after taxation from continuing operations
(124)
138
Discontinued operations
(73)
(219)
Loss for the year from discontinued operations
14
(36)
(11)
851
(1,116)
(Loss) profit for the year
(160)
127
Allocated as follows
728
(1,262)
Equity shareholders of the parent
(183)
108
123
146
Minority interest
23
19
851
(1,116)
(160)
127
Basic (loss) earnings per ordinary share (cents)
15
319
(394)
(Loss) profit from continuing operations
(1)
(56)
47
(29)
(83)
Loss from discontinued operations
(1)
(14)
(4)
290
(477)
(Loss) profit
(69)
43
Diluted (loss) earnings per ordinary share (cents)
15
318
(394)
(Loss) profit from continuing operations
(2)
(56)
47
(29)
(83)
Loss from discontinued operations
(2)
(14)
(4)
289
(477)
(Loss) profit
(69)
43
Dividends
(3)
16
350
232
Dividends declared per ordinary share (cents)
36
56
(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.
(3)
Dividends are translated at actual rates on date of payment.
The current period is an indicative amount only.
Rounding of figures may result in computational discrepancies.
2004
2005
Figures in million
Notes
2005
2004
SA Rands
US Dollars

GROUP FINANCIAL STATEMENTS
as at 31 December
Balance sheet
129
ASSETS
Non-current assets
33,239
37,464
Tangible assets
17
5,905
5,888
2,458
2,533
Intangible assets
18
399
435
43
223
Investments in associates
19
35
8
608
645
Other investments
20
102
107
202
1,182
Inventories
22
186
35
1,055
243
Derivatives
40
38
187
55
124
Trade and other receivables
24
20
10
–
279
Deferred taxation
34
44
–
101
101
Other non-current assets
23
16
18
37,761
42,794
6,745
6,688
Current assets
2,285
2,436
Inventories
22
384
406
1,700
1,589
Trade and other receivables
24
250
302
2,767
4,280
Derivatives
40
675
490
5
43
Current portion of other non-current assets
23
7
1
148
52
Cash restricted for use
25
8
26
1,630
1,328
Cash and cash equivalents
26
209
289
8,535
9,728
1,533
1,514
–
100
Non-current assets held for sale
27
16
–
8,535
9,828
1,549
1,514
46,296
52,622
Total assets
8,294
8,202
EQUITY AND LIABILITIES
18,987
19,047
Share capital and premium
28
3,002
3,364
(1,197)
(2,463)
Retained earnings and other reserves
29
(388)
(213)
17,790
16,584
Shareholders' equity
2,614
3,151
327
374
Minority interests
30
59
58
18,117
16,958
Total equity
2,673
3,209
Non-current liabilities
7,262
10,825
Borrowings
31
1,706
1,286
1,294
2,265
Environmental rehabilitation and other provisions
32
356
230
1,112
1,249
Provision for pension and post-retirement benefits
33
197
197
21
87
Trade, other payables and deferred income
35
14
4
3,033
2,460
Derivatives
40
388
537
7,653
7,353
Deferred taxation
34
1,159
1,356
20,375
24,239
3,820
3,610
Current liabilities
2,629
2,711
Trade, other payables and deferred income
35
427
466
1,800
1,190
Current portion of borrowings
31
188
319
3,007
6,814
Derivatives
40
1,074
533
368
710
Taxation
112
65
7,804
11,425
1,801
1,383
28,179
35,664
Total liabilities
5,621
4,993
46,296
52,622
Total equity and liabilities
8,294
8,202
Rounding of figures may result in computational discrepancies.
2004
2005
Figures in million
Notes
2005
2004
SA Rands
US Dollars

GROUP FINANCIAL STATEMENTS
for the year ended 31 December
Cash flow statement
130
Cash flows from operating activities
15,023
17,175
Receipts from customers
2,707
2,332
(11,501)
(12,742)
Payments to suppliers and employees
(2,008)
(1,744)
3,522
4,433
Cash generated from operations
36
699
588
(12)
(188)
Cash utilised by discontinued operations
(31)
(2)
(113)
(104)
Environmental, rehabilitation and other expenditure
(16)
(18)
–
(61)
Termination of employee benefit plan
(10)
–
(218)
(188)
Taxation paid
(30)
(34)
3,179
3,892
Net cash inflow from operating activities
612
534
Cash flows from investing activities
Capital expenditure
17
(1,645)
(1,721)
– project expenditure
(270)
(256)
(2,119)
(2,879)
– stay-in-business expenditure
(452)
(329)
69
53
Proceeds from disposal of tangible assets
8
10
–
27
Proceeds from disposal of discontinued assets
4
–
(196)
(83)
Other investments acquired
(12)
(30)
–
(93)
Associate acquired
(15)
–
–
7
Proceeds from disposal of investments
1
–
(1,523)
–
Net acquisition of subsidiaries
–
(227)
384
–
Cash in the subsidiary acquired
–
56
(45)
112
Cash restricted for use
17
(6)
236
113
Interest received
18
37
(13)
(45)
Loans advanced
(7)
(2)
539
38
Repayment of loans advanced
6
85
(703)
(415)
Utilised in hedge restructure
(69)
(123)
(5,016)
(4,886)
Net cash outflow from investing activities
(771)
(785)
Cash flows from financing activities
22
60
Proceeds from issue of share capital
9
3
(1)
–
Share issue expenses
–
–
7,236
4,194
Proceeds from borrowings
659
1,077
(5,348)
(2,183)
Repayment of borrowings
(343)
(818)
(465)
(471)
Finance costs
(74)
(72)
(1,322)
(1,051)
Dividends paid
(169)
(198)
228
–
Proceeds from hedge restructure
–
40
350
549
Net cash inflow from financing activities
82
32
(1,487)
(445)
Net decrease in cash and cash equivalents
(77)
(219)
(186)
143
Translation
(3)
13
3,303
1,630
Cash and cash equivalents at beginning of year
289
495
1,630
1,328
Net cash and cash equivalents at end of year
26
209
289
Rounding of figures may result in computational discrepancies.
2004
2005
Figures in million
Notes
2005
2004
SA Rands
US Dollars

GROUP FINANCIAL STATEMENTS
for the year ended 31 December
Statement of recognised income and expense
131
(15)
(173)
Actuarial loss on defined benefit retirement plans
(1)
(note 29)
(27)
(3)
Net loss on cash flow hedges removed from equity and reported
867
391
in income (notes 29 and 30)
18
134
236
(1,281)
Net (loss) gain on cash flow hedges (notes 29 and 30)
(202)
48
12
17
Gain on available-for-sale financial assets (note 29)
2
2
(286)
445
Deferred taxation on items above (note 29)
69
(42)
–
15
Share-based payment expense (note 29)
2
–
18
–
At acquisition of subsidiary (note 30)
–
3
(2,657)
1,534
Net exchange translation differences (note 29)
293
(439)
(1,825)
948
Net income (expense) recognised directly in equity
155
(297)
851
(1,116)
(Loss) profit for the year
(160)
127
(974)
(168)
Total recognised expense for the year
(5)
(170)
Attributable to:
(1,072)
(340)
Equity shareholders of the parent
(26)
(194)
98
172
Minority interest
21
24
(974)
(168)
(5)
(170)
(1) The cumulative effect of the actuarial gains and losses accounted through equity is a net reduction of $36m, R227m (2004: $22m, R122m) in reserves after deferred taxation of $22m, R131m (2004: $11m, R63m).
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

1. Accounting policies
Statement of compliance
The consolidated financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of
those standards, as adopted by the International Accounting Standards Board (IASB) and applicable legislation.
During the current financial year, the following new and revised accounting standards were adopted by AngloGold Ashanti:
IAS 1
Presentation of financial statements;
IAS 2
Inventories;
IAS 8
Accounting policies, changes in accounting estimates and errors;
IAS 10
Events after the balance sheet date;
IAS 16
Property, plant and equipment;
IAS 17
Leases;
IAS 21
The effects of changes in foreign exchange rates;
IAS 24
Related party disclosures;
IAS 27
Consolidated and separate financial statements;
IAS 28
Investments in associates;
IAS 31
Interests in joint ventures;
IAS 32
Financial instruments: disclosure and presentation;
IAS 33
Earnings per share;
IAS 36
Impairment of assets;
IAS 38
Intangible assets;
IAS 39
Financial instruments: recognition and measurement
IAS 39
Amendment – transition and initial recognition of financial assets and financial liabilities.
IFRS 2
Share based payment;
IFRS 3
Business combinations;
IFRS 4
Insurance contracts;
IFRS 5
Non-current assets held for sale and discontinued operations; and
IFRIC 1
Changes in existing decommissioning, restoration and similar liabilities.
In addition, the following new and revised accounting standards were early adopted by AngloGold Ashanti during the current financial year:
IAS 19
Amendment – actuarial gains and losses, group plans and disclosures;
IAS 21
Amendment – net investment in a foreign operation;
IAS 39
Amendment – the fair value option;
IAS 39
Amendment – cash flow hedge accounting of forecast intragroup transactions.
The following interpretation, which is not yet mandatory for AngloGold Ashanti, was adopted in the previous year:
IFRIC 5
Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds.
Except for the matters referred to in 1.2 below, the adoption of the above identified accounting statements had no financial impact on the annual financial statements.
The following accounting standards, which are not yet mandatory for AngloGold Ashanti, have not been adopted in the current year:
IAS 1
Amendment – capital disclosures (1 January 2007);
IAS 39 and IFRS 4 Amendment – financial guarantee contracts (1 January 2006);
IFRS 6
Exploration for and evaluation of Mineral Resources (1 January 2006);
IFRS 7
Financial instruments disclosures (1 January 2007);
IFRIC 4
Determining whether an arrangement contains a lease (1 January 2006).
We have assessed the significance of these new standards which will be applicable from 1 January 2006 and 1 January 2007 and concluded that they will have no material financial impact.
1.1 Basis of preparation
The financial statements are prepared according to the historical cost accounting convention, as modified by the revaluation of certain financial instruments to fair value. The group's accounting policies as set out below are consistent in all material respects with those applied in the previous year, except for the change in accounting policy for the foreign currency convertible bond and for the adoption of the above mentioned new and revised standards where the effects are disclosed in note 1.2.

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

1. Accounting policies (continued)
1.1 Basis of preparation (continued)
AngloGold Ashanti presents its consolidated financial statements in South African rands and US dollars for the benefit of local and international investors. The functional currency of a significant portion of the group’s operations is the South African rand. Other main subsidiaries have functional currencies of US dollars and Australian dollars.
Basis of consolidation
The group financial statements incorporate the financial statements of the company, its subsidiaries and its proportionate interest in joint ventures.
The financial statements of subsidiaries, the Environmental Rehabilitation Trust Fund and joint ventures, are prepared for the same reporting period as the holding company, using the same accounting policies, except for Rand Refinery Limited which reports on a three-month time lag.
Adjustments are made to the subsidiary financial results for material transactions and events in the intervening period.
Subsidiaries are all entities (including special purpose entities) over which the group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date on which control ceases.
Intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.
Subsidiaries are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.
1.2 Changes in accounting policies
The changes in accounting policies result from adoption of the following new/revised standards, except for foreign currency convertible bonds:
IFRS 2
Share-based payments
IFRS 3
Business combinations, IAS 36 (revised) Impairment of assets and IAS 38 (revised) Intangible assets
IFRS 5
Non-current assets held for sale and discontinued operations
IAS 19
Amendment – Actuarial gains and losses, group plans and disclosures
IAS 21
(revised) – The effects of changes in foreign exchange rates, and IAS 21 amendment – Net investment in foreign operation
Foreign currency convertible bonds
The principal effect of these changes in policies are discussed below.
IFRS 2 “Share-based payments”
The revised accounting policy for share-based payment transactions is described in the “Significant accounting policies”. The main impact of IFRS
2 on the group, is the recognition of an expense and a corresponding entry to equity for employees’ share options and awards. The group has applied IFRS 2 retrospectively and has taken advantage of the transitional provisions of IFRS 2 in respect of equity settled awards. As a result, the group has applied IFRS 2 only to equity settled awards granted after 7 November 2002 that had not vested on 1 January 2005.
The effect of the revised policy has decreased consolidated current year profits by $2m, R15m (net of tax $2m, R15m) (2004: nil) due to an
increase in the employee benefits expense with a corresponding increase in other comprehensive income of $2m, R15m (2004: nil).
The revised policy due to the adoption of IFRS 2 had no effect on basic and diluted earnings per share.
IFRS 3 “Business combinations”, IAS 36 (revised) “Impairment of assets” and IAS 38 (revised) “Intangible assets”
IFRS 3 has been applied to business combinations for which the agreement date is on or after 31 March 2004. IFRS 3 was not applied to the
AngloGold Ashanti business combination.

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

1. Accounting policies (continued)
1.2 Changes in accounting policies (continued)
The adoption of IFRS 3, IAS 36 (revised) and IAS 38 (revised) has resulted in the group ceasing annual goodwill amortisation and commencing testing for impairment at the cash-generating unit level annually (unless an event occurs during the year which requires the goodwill to be tested more frequently) from 1 January 2005. The transitional provisions of IFRS 3 have required the group to eliminate at 1 January 2005 the carrying amount of the accumulated amortisation by $194m, R1,096m with a corresponding entry to goodwill. Amortisation in 2004 amounted to $31m,
R200m.
Moreover, the useful lives of intangible assets are now assessed at the individual asset level as having either a finite or indefinite life. Until the end of last year, intangible assets were considered to have a finite useful life with a rebuttable presumption that the life would be the lesser of the life of mine or twenty years from the date when the asset was available for use.
IFRS 5 “Non-current assets held for sale and discontinued operations”
The group has applied IFRS 5 prospectively in accordance with the transitional provisions, which has resulted in a change in accounting policy on the recognition of a discontinued operation and non-current assets held for sale.
IFRS 5 requires a component of an entity to be classified as a discontinued operation when the criteria to be classified as held for sale have been met, or it has been disposed of. An item is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Such a component represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of a major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resell.
IAS 19 Amendment – “Actuarial gains and losses, group plans and disclosures”
As of 1 January 2005, the group adopted IAS 19 (revised). As a result, additional disclosures are made providing information about trends in the assets and liabilities in the defined benefit plans and the assumptions underlying the components of the defined benefit cost. This change in accounting policy has resulted in additional disclosures being included for the years ended 31 December 2005 and 2004.
Further, as of 1 January 2005, the group has early adopted the amendment to IAS 19 permitting the accounting for actuarial gains and losses through equity reserves. The result of this change in accounting policy is that the previously unrecognised actuarial losses of $27m, R173m (2004:
$3m, R15m) are recognised in the Statement of Recognised Income and Expense.
IAS 21 (revised) “The effects of changes in foreign exchange rates” and IAS 21 Amendment – “Net investment in foreign operation”
As of 1 January 2005, the group adopted IAS 21(revised). As a result, any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are now treated as assets and liabilities of the foreign operation and translated at closing rate. In accordance with the transitional provisions of IAS 21 this change is applied prospectively. This change in accounting policy had no impact as at 31 December 2005.
Further as of 1 January 2005, the group has early adopted the December 2005 amendment to IAS 21, in addition to the amended requirements of IAS 21 (revised), which require exchange differences arising on a monetary item denominated in any currency and that forms part of a reporting entity’s net investment in a foreign operation to be recognised initially in the entity’s income statement and as a separate component of equity in the consolidated financial statements. The effect of this change in accounting policy on the company financial statements on 1 January 2004 was that R733m was transferred to retained earnings, and for 2004, R78m was recognised in the income statement instead of equity. On the adoption of IAS 21, the group converted retained earnings at the historical average exchange rate which resulted in $220m being recognised directly in equity.
Foreign currency convertible bonds
This change in accounting policy was made in response to additional guidance becoming available from the IASB on the interpretation of
International Financial Reporting Standards. This change is applied retrospectively and comparative figures have been restated. Previously, foreign currency convertible bonds were accounted for as compound financial instruments, part equity and part liability. The equity component was not remeasured for changes in fair value.

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

1. Accounting policies (continued)
1.2 Changes in accounting policies (continued)
Foreign currency convertible bonds (continued)
Foreign currency convertible bonds will now be accounted for entirely as a liability, with the option component disclosed as a derivative liability, carried at fair value. Changes in such fair value are recorded in the income statement.
The impact on December 2004 is an increase in profit attributable to shareholders of $27m, R160m. The option component previously disclosed as equity ($82m, R463m) is removed from shareholders equity and replaced by a derivative liability of $56m, R317m. The effect of the revised policy on earnings per share at 2004 was an increase in earnings per share of US10.74c, SA63.66c.
1.3 Significant accounting judgements and estimates
Use of estimates: The preparation of the financial statements requires the group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.
The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments (including impairments of goodwill), write-
downs of inventory to net realisable value; post-employment, post-retirement and other employee benefit liabilities, the fair value and accounting treatment of financial instruments and deferred taxation.
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.
Carrying value of goodwill and tangible assets
All mining assets are amortised using the units-of-production (UOP) method where the mine operating plan calls for production from well-defined mineral reserves.
For mobile and other equipment, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable mineral reserves as the useful lives of these assets are considered to be limited to the life of the relevant mine.
The calculation of the UOP rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable mineral reserves. This would generally result to the extent that there are significant changes in any of the factors or assumptions used in estimating mineral reserves. These factors could include:
•
changes in proved and probable mineral reserves;
•
the grade of mineral reserves may vary significantly from time to time;
•
differences between actual commodity prices and commodity price assumptions;
•
unforeseen operational issues at mine sites;
•
changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates; and
•
changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December 2005

1. Accounting policies (continued)
1.3 Significant accounting judgements and estimates (continued)
Carrying value of goodwill and tangible assets (continued)
The recoverable amounts of cash-generating units and individual assets have been determined based on the higher of value-in-use calculations and fair values. These calculations require the use of estimates and assumptions. It is reasonably possible that the gold price assumption may change which may then impact our estimated life of mine determinant and may then require a material adjustment to the carrying value of goodwill and tangible assets.
The group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. In addition, goodwill is tested on an annual basis for impairment. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.
The carrying amount of goodwill at 31 December 2005 was $373m, R2,366m (2004: $387m, R2,188m). The carrying amount of tangible assets at 31 December 2005 was $5,905m, R37,464m (2004: $5,888m, R33,239m).
Income taxes
The group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
The group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the group to realise the net deferred tax assets recorded at the balance sheet date could be impacted.
Additionally, future changes in tax laws in the jurisdictions in which the group operates could limit the ability of the group to obtain tax deductions in future periods.
Carrying values at 31 December 2005:
– deferred tax asset: $44m, R279m (2004; nil)
– deferred tax liability: $1,159m, R7,353m (2004: $1,356m, R7,653m)
– taxation liability: $112m, R710m (2004: $65m, R368m)
Provision for environmental rehabilitation
The group’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The group recognises management’s best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision. Such changes in Mineral Reserves could similarly impact the useful lives of assets depreciated on a straight-line-basis, where those lives are limited to the life of mine.
The carrying amounts of the rehabilitation obligations at 31 December 2005 was $337m, R2,143m (2004: $217m, R1,224m).
Stockpiles, gold in process and product inventories
Costs that are incurred in or benefit the productive process are accumulated as stockpiles, gold in process, ore on leach pads and product inventories. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.
Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys.

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December 2005

1. Accounting policies (continued)
1.3 Significant accounting judgements and estimates (continued)
Stockpiles, gold in process and product inventories (continued)
Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of gold actually recovered
(metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time.
The carrying amount of inventories at 31 December 2005 was $570m, R3,618m (2004: $441m, R2,487m).
Recoverable tax, rebates, levies and duties
In a number of countries, particularly in Africa, AngloGold Ashanti is due refunds of input tax which remain outstanding for periods longer than those provided for in the respective statutes.
In addition, AngloGold Ashanti has unresolved tax disputes in a number of countries, particularly in Tanzania and Mali. If the outstanding input taxes are not received and the tax disputes are not resolved in a manner favourable to AngloGold Ashanti, it could have an adverse effect upon the carrying value of these assets.
The carrying value at 31 December 2005 was $99m, R627m (2004: $84m, R468m).
Contingencies
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.
1.4 Summary of significant accounting policies
Joint ventures
A joint venture is an entity in which the group holds a long-term interest and which is jointly controlled by the group and one or more other venturers under a contractual arrangement. The group’s interests in jointly controlled entities are accounted for by proportionate consolidation.
The group does not recognise its share of profits or losses that result from the group’s purchase of assets from the joint venture until it resells the assets to an independent party. A loss on the transaction is recognised immediately if it provides evidence of a reduction in the net realisable value of current assets, or an impairment loss.
Joint ventures are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.
Associates
The equity method of accounting is used for an investment over which the group exercises significant influence and normally owns between 20%
and 50% of the voting equity. Associates are equity accounted from the effective dates of acquisition to the effective dates of disposal.
As the group only has significant influence, it is unable to obtain reliable information at year end on a timely basis. The results of associates are equity accounted from their most recent audited annual financial statements or unaudited interim financial statements, all within three months of the year end of the group. Adjustments are made to the associates’ financial results for material transactions and events in the intervening period.
Any losses of associates are brought to account in the consolidated financial statements until the investment in such associates is written down to zero. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such associates.
The carrying values of the investments in associates represent the cost of each investment, including goodwill, any impairment losses recognised, the share of post-acquisition retained earnings and losses, and any other movements in reserves. The carrying value of associates is reviewed on a regular basis and if any impairment in value has occurred, it is recognised in the period in which these circumstances are identified.
Associates are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.
Foreign currency translation
Functional currency
Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’).

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

1. Accounting policies (continued)
1.4 Summary of significant accounting policies (continued)
Transactions and balances
Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the year-end exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except where hedge accounting is applied.
Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of their fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in other comprehensive income in equity.
Group companies
The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•
equity items other than retained earnings are translated at the closing rate on each balance sheet date;
•
retained earnings are converted at historical average exchange rates;
•
assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
•
income and expenses for each income statement presented are translated at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
•
all resulting exchange differences are recognised as a separate component of equity (foreign currency translation).
Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity on consolidation. For the company, the exchange differences on such monetary items are reported in the company income statement.
When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.
Segment reporting
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. Management have determined that the group operates primarily in one segment, gold. A geographical segment provides products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.
Tangible assets
Tangible assets are recorded at cost less accumulated amortisation and impairments. Cost includes pre-production expenditure incurred during the development of a mine and the present value of future decommissioning costs. Cost also includes finance charges capitalised during the construction period where such expenditure is financed by borrowings.
If there is an indication that the recoverable amount of any of the tangible assets is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment in value.
Subsequent costs are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the group, and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.
Amortisation of assets is calculated to allocate the cost of each asset to its residual value over its estimated useful life for those assets not amortised on the units-of-production method as follows:
•
buildings up to life of mine;
•
plant and machinery up to life of mine;
•
equipment and motor vehicles up to five years; and
•
computer equipment up to three years.

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

1. Accounting policies (continued)
1.4 Summary of significant accounting policies (continued)
Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.
Mine development costs
Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies, to expand the capacity of a mine and to maintain production. Where funds have been borrowed specifically to finance a project, the amount of interest capitalised represents the actual borrowing costs incurred. Mine development costs include acquired proved and probable Mineral
Resources at cost at acquisition date.
Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated proved and probable mineral reserves. Proved and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. These reserves are amortised from the date on which commercial production begins.
Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of mine per tonne of ore mined. The average life of mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody, divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne are recalculated annually in the light of additional knowledge and changes in estimates.
The cost of the “excess stripping” is capitalised as mine development costs when the actual mining costs exceed the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio multiplied by the life of mine cost per tonne. When the actual mining costs are below the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonne multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonnes, previously capitalised costs are expensed to increase the cost up to the average.
The cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole. Changes in the life of mine stripping ratio are accounted for prospectively as a change in estimate.
Mine infrastructure
Mine plant facilities including decommissioning assets are amortised using the lesser of their useful life or units-of-production method based on estimated proved and probable mineral reserves. Other fixed assets comprising vehicles and computer equipment, are depreciated by the straight-line method over their estimated useful lives.
Land
Land is not depreciated and is measured at historical cost less impairments.
Mineral rights, dumps and exploration properties
Mineral rights are amortised using the units-of-production method based on estimated proved and probable mineral reserves. Dumps are amortised over the period of treatment.
Exploration properties include acquired properties that are believed to contain value beyond proved and probable mineral reserves and are recognised at cost. Exploration properties when proved and probable are transferred to mine development costs at carrying value, and are amortised from the date on which commercial production begins.

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

1.
Accounting policies (continued)
1.4 Summary of significant accounting policies (continued)
Intangible assets
Acquisition and goodwill arising thereon
Where an investment in a subsidiary, joint venture or an associate is made, any excess of the purchase price over the fair value of the attributable mineral reserves, exploration properties and net assets is recognised as goodwill. Goodwill in respect of subsidiaries and proportionately consolidated joint ventures is disclosed as goodwill. Goodwill relating to associates is included within the carrying value of the investment in associates and tested for impairment when indicators exist.
Goodwill relating to subsidiaries and joint ventures is tested annually for impairment and carried at cost less accumulated impairment losses.
Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-
generating units for the purpose of impairment testing.
Royalty rate concession
Royalty rate concession with the government of Ghana was capitalised at fair value at agreement date. Fair value represents a present value of future royalty rate concessions over 15 years. The royalty rate concession has been assessed to have a finite life and is amortised under a straight-
line method over a period of 15 years, the period over which the concession runs. The related amortisation expense is charged through the income statement. This intangible asset is also tested for impairment when there is an indicator of impairment.
Impairment of assets
Intangible assets that have an indefinite useful life and separately recognised goodwill are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.
An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value, less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).
Impairment calculation assumptions include life of mine plans based on prospective reserves and resources, management’s estimate of the future gold price, based on current market price trends, foreign exchange rates, and a pre-tax discount rate adjusted for country and project risk. It is therefore reasonably possible that changes could occur which may affect the recoverability of tangible and intangible assets.
Borrowing costs
Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.
Leased assets
Assets subject to finance leases are capitalised at the lower of fair value or present value of minimum lease payments with the related lease obligation recognised at the same amount. Capitalised leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated using the rate implicit in the lease, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor.
Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.
Exploration and research expenditure
When it has been determined that a mineral property can be economically developed, all directly attributable pre-production expenditure incurred to develop such property is capitalised as a tangible asset. In all other circumstances, exploration and research expenditure is expensed in the year in which it is incurred. These expenses include: geological and geographical costs, labour, mineral resources and exploratory drilling.
Capitalisation of pre-production expenditure ceases when the mining property is capable of commercial production.

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

1. Accounting policies (continued)
1.4 Summary of significant accounting policies (continued)
Inventories
Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and slow moving items. Cost is determined on the following bases:
•
gold in process is valued at the average total production cost at the relevant stage of production;
•
gold on hand is valued on an average total production cost method;
•
ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are allocated as a non-current asset where the stockpile exceeds current processing capacity;
•
by-products, which include uranium oxide and sulphuric acid are valued on an average total production cost method. By-products are allocated as a non-current asset where the by-products on hand exceed current processing capacity;
•
consumable stores are valued at average cost; and
•
heap leach pad materials are measured on an average total production cost basis. The cost of materials on the leach pad from which gold is expected to be recovered in a period greater than 12 months is classified as a non-current asset.
A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory.
Provisions
Provisions are recognised when the group has a present obligation, whether legal or constructive, as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.
AngloGold Ashanti does not recognise a contingent liability on its balance sheet except in a business combination. A contingent liability is disclosed when the possibility of an outflow of resources embodying economic benefits is not remote.
Employee benefits
Pension obligations
Group companies operate various pension schemes. The schemes are funded through payments to insurance companies or trustee-
administered funds, determined by periodic actuarial calculations. The group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.
A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate entity. The group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.
The asset/liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in the statement of recognised income and expenditure immediately.
Other post-employment benefit obligations
Some group companies provide post-retirement healthcare benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in the statement of recognised income and expenditure immediately. These obligations are valued annually by independent qualified actuaries.

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

1. Accounting policies (continued)
1.4 Summary of significant accounting policies (continued)
Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after balance sheet date are discounted to present value.
Profit-sharing and bonus plans
The group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the group’s shareholders after certain adjustments. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.
Share-based payments
The group’s management awards certain employees bonuses in the form of equity settled share-based payments on a discretionary basis.
The fair value of the equity instruments granted is calculated at measurement date, for transactions with employees being grant date. For transactions with employees fair value is based on market prices of the equity instruments granted, if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices of the equity instruments granted are not available, the fair value of the equity instruments granted is estimated using an appropriate valuation model. For transactions with non-employees fair value is determined by reference to the goods or services received. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of shares or share options at the measurement date.
Over the vesting period fair value is recognised as an employee benefit expense with a corresponding increase in other comprehensive income based on the group’s estimate of the number of instruments that will eventually vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.
When the options are exercised or share awards vest the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.
Where the terms of an equity settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of the modification.
In the company financial statements share-based payment arrangements with employees of other group entities are recognised by charging the entity their share of the expense and a corresponding increase in other comprehensive income.
Environmental expenditure
Long-term environmental obligations comprising decommissioning and restoration are based on the group's environmental management plans, in compliance with the current environmental and regulatory requirements.
Annual contributions for the South African operations are made to Environmental Rehabilitation Trusts, created in accordance with local statutory requirements where applicable, to fund the estimated cost of rehabilitation during and at the end of the life of a mine.
AngloGold Ashanti is the sole contributor to the funds and exercises full control through the respective boards of trustees, hence the funds are consolidated.
The environmental rehabilitation obligations in respect of the non-South African operations are not funded through an established trust fund. Bank guarantees and reclamation bonds are provided for some of these liabilities.

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

1. Accounting policies (continued)
1.4 Summary of significant accounting policies (continued)
Decommissioning costs
The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced. Accordingly an asset is recognised and included within mine infrastructure.
Decommissioning costs are provided for at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement. The estimated future costs of decommissioning obligations are regularly reviewed and adjusted as appropriate for new circumstances or changes in law or technology.
Changes in estimates are capitalised or reversed against the relevant asset. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.
Gains from the expected disposal of assets are not taken into account when determining the provision.
Restoration costs
The provision for restoration represents the cost of restoring site damage after the commencement of production. Increases in the provision are charged to the income statement as a cost of production.
Gross restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.
Revenue recognition
Revenue is recognised at the fair value of the consideration received or receivable to the extent that it is probable that the economic benefits will flow to the group and the revenue can be reliably measured. The following criteria must also be present:
•
the sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer;
•
dividends are recognised when the right to receive payment is established;
•
interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group; and
•
where a by-product is not regarded as significant, revenue is credited against cost of sales, when the significant risks and rewards of ownership of the products are transferred to the buyer.
Taxation
Deferred taxation is provided on all qualifying temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.
The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred tax asset to be utilised.
A deferred tax liability is recognised for all taxable temporary differences if it is probable that the temporary difference will reverse in the foreseeable future.
Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the balance sheet date.
Current and deferred tax is recognised as income or expense and included in the profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period directly in equity; or a business combination that is an acquisition.
Current taxation is measured on taxable income at the applicable statutory rate.

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

1. Accounting policies (continued)
1.4 Summary of significant accounting policies (continued)
Special items
Items of income and expense that are material and require separate disclosure, in accordance with IAS 1.86, are classified as “special items” on the face of the income statement. Special items that relate to the underlying performance of the business are classified as “operating special items” and include impairment charges and reversals. Special items that do not relate to underlying business performance are classified as “non-
operating special items” and are presented below “Operating (loss) profit” on the income statement.
Dividend distribution
Dividend distribution to the group’s shareholders is recognised as a liability in the group’s financial statements in the period in which the dividends are declared by the board of directors of AngloGold Ashanti.
Financial instruments
Financial instruments recognised on the balance sheet include other investments, convertible bonds, trade and other receivables, cash and cash equivalents, borrowings, derivatives and trade and other payables.
Financial instruments are initially measured at fair value when the group becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, except financial instruments classified as at fair value through profit and loss.
The subsequent measurement of financial instruments is dealt with below.
A financial asset is derecognised when the right to receive cash flows from the asset has expired or the group has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the assets.
A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.
On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in income.
On derecognition of a financial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid for is included in income.
Regular way purchases and sales of all financial assets and liabilities are accounted for at trade date.
Derivatives
The group enters into derivatives to ensure a degree of price certainty and to guarantee a minimum revenue on a portion of the future planned gold production of its mines. In addition, the group enters into derivatives to manage interest rate risk.
IAS 39 requires that derivatives be treated as follows:
•
commodity based (normal purchase or normal sale) contracts that meet the requirements of IAS39 are recognised in earnings when they are settled by physical delivery;
•
where the conditions in IAS39 for hedge accounting are met, the derivative is recognised on the balance sheet as either a derivative asset or derivative liability and recorded at fair value. For cash flow hedges, the effective portion of fair value gains or losses are recognised in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognised in earnings or included in the initial measurement of covered assets or liabilities. The ineffective portion of fair value gains and losses is reported in earnings in the period to which they relate. For fair value hedges, the gain or loss from changes in fair value of the hedged item is reported in earnings, together with the offsetting gains and losses from changes in fair value of the hedging instrument; and
•
all other derivatives are subsequently measured at their estimated fair value, with the changes in estimated fair value at each reporting date being reported in earnings in the period to which it relates. Fair value gains and losses on these derivatives are included in gross profit in the income statement.
The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

1. Accounting policies (continued)
1.4 Summary of significant accounting policies (continued)
Unearned premiums
Premiums received are recorded as trade and other payables until the option matures at which time the premium is recorded in revenue. This only applies to normal sale exempt designated deliverable call options.
Investments
Listed investments, other than investments in subsidiaries, joint ventures, and associates, are classified as available-for-sale financial assets and are subsequently measured at fair value, and are calculated by reference to the quoted selling price at the close of business on the balance sheet date. Changes in fair value are recognised in equity (other comprehensive income) in the period in which they arise. These amounts are removed from equity and reported in income when the asset is derecognised or when there is evidence that the asset is impaired.
Unlisted investments are classified as held-to-maturity and are subsequently measured at amortised cost using the effective interest rate method.
If there is evidence that held-to-maturity financial assets are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.
Investments in subsidiaries, joint ventures and associates are carried at cost less any accumulated impairments in the company’s separate financial statements.
Other non-current assets
•
Loans and receivables are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that loans and receivables are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.
•
Post retirement assets are measured according to the employee benefits policy.
Trade receivables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less accumulated impairment. Impairment of trade and other receivables is established when there is objective evidence as a result of a loss event that the group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The impairment is recognised in the income statement.
Cash and cash equivalents
Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value and are subsequently measured at cost as they have a short-term maturity.
Cash which is subject to legal or contractual restrictions on use is classified separately.
Financial liabilities
Financial liabilities, other than derivatives, are subsequently measured at amortised cost, using the effective interest rate method.
Foreign currency convertible bonds
Foreign currency convertible bonds issued are accounted for entirely as liabilities. The option component is treated as a derivative liability and carried at fair value with changes in fair value recorded in the income statement. The bond component is carried at amortised cost using the effective interest rate method.

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

2
Segmental information
Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in these financial statements.
The secondary reporting format is by geographical analysis by origin and destination.
Group analysis by origin is as follows:
Net operating
Total
Capital
assets
assets
expenditure
2005
2004
2005
2004
2005
2004
US Dollars (m)
South Africa
1,878
1,867
2,451
2,664
347
335
Argentina
199
207
258
316
15
13
Australia
(1)
382
379
747
720
38
28
Brazil
269
211
386
348
85
40
Ghana
1,675
1,698
1,800
1,774
90
42
Guinea
228
197
273
242
36
57
Mali
220
234
316
322
12
11
Namibia
34
30
46
38
5
21
Tanzania
(1)
900
836
1,249
1,107
78
13
USA
374
380
431
409
8
16
Zimbabwe
–
–
–
–
–
1
Other
96
107
337
262
8
8
6,255
6,146
8,294
8,202
722
585
SA Rands (m)
South Africa
11,916
10,541
15,554
15,039
2,208
2,159
Argentina
1,264
1,166
1,635
1,784
98
83
Australia
(1)
2,426
2,139
4,738
4,062
244
182
Brazil
1,708
1,193
2,449
1,962
544
261
Ghana
10,629
9,585
11,419
10,016
574
269
Guinea
1,446
1,115
1,735
1,366
229
366
Mali
1,394
1,319
2,007
1,820
75
67
Namibia
217
172
289
216
33
134
Tanzania
(1)
5,709
4,719
7,924
6,233
496
81
USA
2,375
2,144
2,734
2,311
53
103
Zimbabwe
–
–
–
–
–
9
Other
607
605
2,138
1,487
46
50
39,691
34,698
52,622
46,296
4,600
3,764
(1) Includes allocated goodwill of $220m, R1,400m for Australia and $109m, R692m for Tanzania.

2
Segmental information (continued)
Gold Gold Average
production production number of
(oz ’000) (kg) employees
2005 2004 2005 2004 2005 2004
South Africa
2,676
2,857
83,223
88,860
42,536
45,200
Argentina
211
211
6,564
6,575
950
791
Australia
455
410
14,139
12,762
441
455
Brazil
346
334
10,756
10,382
3,489
2,686
Ghana
680
485
21,170
15,041
10,304
8,855
Guinea
246
83
7,674
2,565
1,978
2,335
Mali
528
475
16,421
14,789
1,309
1,413
Namibia
81
66
2,510
2,070
315
251
Tanzania
613
570
19,074
17,740
2,280
2,258
USA
330
329
10,252
10,234
391
411
Zimbabwe
–
9
–
293
–
745
6,166
5,829
191,783
181,311
63,993
65,400
Gold income
US Dollars SA Rands
(m) (m)
2005 2004 2005 2004
Geographical analysis of gold income by origin is as follows:
South Africa
1,153
1,118
7,359
7,189
Argentina
97
97
617
620
Australia
213
172
1,349
1,099
Brazil
172
158
1,094
1,014
Ghana
286
198
1,821
1,257
Guinea
118
41
759
259
Mali
236
188
1,508
1,192
Namibia
36
27
230
176
Tanzania
214
201
1,352
1,285
USA
104
105
661
671
Zimbabwe
–
4
–
26
2,629
2,309
16,750
14,788
Geographical analysis of gold income by destination is as follows:
South Africa
847
524
5,393
3,357
North America
826
750
5,263
4,799
Australia
21
70
133
447
Asia
135
155
862
994
Europe
435
468
2,771
2,996
United Kingdom
365
321
2,328
2,058
South America
–
21
–
137
2,629
2,309
16,750
14,788
NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

2004
2005
Figures in million
2005
2004
SA Rands
US Dollars
NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December
148
3 Revenue
Revenue consists of the following principal categories:
14,788
16,750
Gold income (note 2)
2,629
2,309
486
483
By-products and other revenue (note 4)
76
76
318
155
Interest received (note 36)
25
49
15,592
17,388
2,730
2,434
4 Cost of sales
10,058
11,311
Cash operating costs
1,779
1,571
(486)
(483)
By-products and other revenue (note 3)
(76)
(76)
9,572
10,828
1,703
1,495
342
412
Other cash costs
65
54
9,914
11,240
Total cash costs
(1)
1,768
1,549
52
168
Retrenchment costs (note 11)
26
7
136
368
Rehabilitation and other non-cash costs
57
22
10,102
11,776
Production costs
1,851
1,578
2,423
3,203
Amortisation of tangible assets (notes 10, 17 and 36)
503
380
8
13
Amortisation of intangible assets (note 18)
2
1
12,533
14,992
Total production costs
2,356
1,959
(228)
(279)
Inventory change
(45)
(35)
12,305
14,713
2,311
1,924
(1) Total cash costs include net refining fees.
5 Exploration costs
519
503
Expenditure incurred during the year
79
81
(236)
(215)
Expenditure transferred to tangible assets
(34)
(37)
283
288
45
44
6 Other net operating expenses
37
56
Pension and medical defined benefit provisions
9
6
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims
18
71
and costs of old tailings operations
11
3
10
–
Write-off of loan
–
2
4
–
Other
–
1
69
127
20
12

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

2004
2005
Figures in million
2005
2004
SA Rands
US Dollars
7 Operating special items
8
300
Impairment of tangible assets (notes 15 and 17)
44
1
–
125
Impairment of intangible assets (notes 15 and 18)
20
–
–
55
Contract termination fee at Geita Gold Mining Limited
9
–
–
31
Abandonment of assets at Malian operations
(1)
5
–
–
27
Underprovision of indirect taxes
4
–
–
(10)
Profit on disposal of Mitchell Plateau and Cape Bougainville (note 15)
(1)
–
–
(14)
Profit on disposal of Bear Creek (note 15)
(2)
–
(33)
(16)
Profit on disposal of land, mineral rights and exploration properties (note 15)
(2)
(5)
(14)
–
Profit on disposal of Union Reefs Gold Mine
–
(2)
(20)
–
Profit on disposal of Western Tanami assets
–
(3)
(21)
–
Profit on disposal of Tanami Gold Mine
–
(3)
–
1
Other
–
–
(80)
499
(note 36)
77
(12)
(1)
In prior years, various tax assessments for normal company tax and for various indirect taxes have been issued to the joint venture operations in Mali by the Malian authorities. The group is of the opinion that the tax filings and indirect tax submissions by the company have been in compliance with applicable laws and regulations. Malian law requires a deposit to be placed with the authorities when the company objects to assessments for normal company and indirect tax assessments in order for the objection to be reviewed.
(1)
Without admitting that the filings of the joint venture operations in Mali have been prepared in an incorrect manner in terms of the prevailing laws and regulations, the directors have formed a commercial view and decided that the deposits totalling
$4m, R25m previously placed with the authorities should be abandoned in order to close this issue and allow management to concentrate on the core business.
Accordingly, the abandonment has been recorded as an operating special loss rather than as an underprovision of prior year taxation.
8 Finance costs and unwinding of decommissioning
and restoration obligations
73
143
Finance costs on bank loans and overdrafts
22
11
215
215
Finance costs on corporate bond
34
33
127
265
Finance costs on convertible bonds (note 40)
(1)
42
20
68
19
Finance costs on interest rate swap
(2)
3
11
18
18
Finance lease charges
3
3
78
71
Other finance costs
11
12
579
731
115
90
(67)
(102)
Less: amounts capitalised (note 17)
(16)
(11)
512
629
99
79
51
21
Unwinding of decommissioning obligation (note 32)
3
8
–
40
Unwinding of restoration obligation (note 32)
6
–
563
690
(note 36)
108
87
(1)
The interest rate swap was entered into against the convertible bonds and was designated as a fair value hedge and is considered an integral part of the bonds.
Accordingly, the finance cost on the convertible bonds is disclosed after adjusting for the finance costs and income under the swap. The swap was unwound in
September 2005.
(2)
Interest received on the interest rate swap entered into against the corporate bond which has not been designated as a fair value hedge was $4m, R24m (2004:
$13m, R83m). The swap was unwound in April 2005.

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

2004
2005
Figures in million
2005
2004
SA Rands
US Dollars
9 Share of associates’ (loss) profit
87
96
Revenue
15
13
(85)
(101)
Operating expenses
(16)
(13)
2
(5)
Gross (loss) profit
(1)
–
–
1
Interest received
–
–
(1)
(1)
Finance costs
–
–
1
(5)
(Loss) profit before taxation
(1)
–
–
(1)
Taxation
–
–
1
(6)
(Loss) profit after taxation (note 19)
(1)
–
–
(11)
Impairment
(1)
(2)
–
1
(17)
(3)
–
(1)
During the year, the Oro Group (Proprietary) Limited investment was impaired. The impairment tests considered the investment’s fair value and anticipated future cash flows. An impairment of $2m, R11m (2004: nil) was recorded.
10 (Loss) profit before taxation
(Loss) profit before taxation is arrived at after taking account of:
Auditors' remuneration
17
30
– Statutory audit fees
5
3
1
2
– Under provision prior year
–
–
–
3
– Other assurance services
1
–
18
35
6
3
Amortisation of tangible assets (notes 4, 17 and 36)
2,364
3,103
Owned assets
487
371
59
100
Leased assets
16
9
2,423
3,203
503
380
47
57
Grants for educational and community development
9
7
317
418
Operating lease charges
66
49

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

11 Employee benefits
Employee benefits including executive directors' salaries and
4,552
4,790
other benefits
752
706
Health care and medical scheme costs
286
299
– current medical expenses
47
45
118
86
– defined benefit post-retirement medical expenses
14
18
Contributions to pension and provident plans
254
199
– defined contribution
31
40
48
30
– defined benefit pension plan expense
5
7
52
168
Retrenchment costs (note 4)
26
7
–
15
Share-based payment expense
2
–
5,310
5,587
Included in cost of sales and other operating expenses
877
823
Actuarial defined benefit plan expense analysis
Defined benefit post-retirement medical expense
4
7
– current service cost
1
1
107
82
– interest cost
13
16
(2)
(3)
– expected return on plan assets
–
–
9
–
– recognised past service cost
–
1
118
86
14
18
Defined benefit pension plan expense
51
40
– current service cost
6
8
92
105
– interest cost
17
14
(95)
(115)
– expected return on plan assets
(18)
(15)
48
30
5
7
Actual return on plan assets
219
381
– defined benefit pension and medical plans
60
34
Refer to the Remuneration report for details of directors’ emoluments.
12 Share-based payments
Share incentive schemes
In addition to schemes approved in prior years, during the financial year the shareholders of AngloGold Ashanti approved two equity settled share incentive schemes, namely the Bonus Share Plan and the Long-Term Incentive Plan.
Bonus Share Plan (BSP)
The BSP is intended to provide effective incentives to eligible employees. An eligible employee is one who devotes substantially the whole of his working time to the business of AngloGold Ashanti, any subsidiary of AngloGold Ashanti or a company under the control of
AngloGold Ashanti, unless the board of directors (the board) excludes such a company. An award in terms of the BSP may be made at any date at the discretion of the board. The board is required to determine a BSP award value and this will be converted to a ‘share’ amount based on the closing price of AngloGold Ashanti shares on the JSE on the last business day prior to the date of grant.
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

12 Share-based payments (continued)
The AngloGold Ashanti Remuneration Committee has at their discretion, the right to pay dividends, or dividend equivalents, to the participants of the BSP. The fair value of each BSP is R197.50 per share, including dividends, or R190.76 per share, excluding dividends, having no history of any discretionary dividend payments. The higher fair value was used to determine the income statement expense. The fair value is equal to the award value determined by the board.
Accordingly for the award made in 2005 the following information is available:
– number of BSPs awarded: 283,915
– award value: R197.50 per share
– grant date: 4 May 2005
– vesting condition: three-years’ service
– expire if not exercised by: 3 May 2015
– number of BSPs outstanding at the end of the period: 271,945
– income statement charge: $2m, R12m
Up to 31 December 2005, the rights to a total of 11,682 shares were surrendered by the participants. A total of 288 shares were allotted to terminated employees.
Long-Term Incentive Plan (LTIP)
The LTIP is an equity settled share-based payment, intended to provide effective incentives for executives to earn shares in the company based on the achievement of stretched company performance conditions.
Participation in the LTIP will be offered to executive directors, executive officers and selected senior management of participating companies.
Participating companies include AngloGold Ashanti, any subsidiary of
AngloGold Ashanti or a company under the control of AngloGold Ashanti unless the board excludes such a company. An award in terms of the LTIP may be granted at any date during the year that the board of AngloGold
Ashanti determine and may even be more than once a year. The board is required to determine an LTIP award value and this will be converted to a
‘share’ amount based on the closing price of AngloGold Ashanti shares on the JSE on the last business day prior to the date of grant.
The AngloGold Ashanti remuneration committee has at their discretion, the right to pay dividends, or dividend equivalents to the participants of the
LTIP. The fair value of each LTIP share is R197.50 per share, including dividends, or R190.76 per share, excluding dividends, having no history of any discretionary dividend payments. The higher fair value was used to determine the income statement expense. The fair value is equal to the award value determined by the board.
The main performance conditions in terms of the LTIP are:
– up to 40% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparator gold-producing companies;
– up to 40% of an award will be determined by real growth (above
US inflation) in earnings per share (EPS) over the performance period;
– up to 20% of an award will be dependent on the achievement of strategic performance measures which will be set by the Remuneration
Committee; and
– three-years’ service is required.
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

2004
2005
Figures in million
2005
2004
SA Rands
US Dollars
12 Share-based payments (continued)
Accordingly for the award made in 2005, the following information is available:
– number of LTIPs awarded: 368,500
– award value: R197.50 per share
– grant date: 4 May 2005
– vesting condition: based on stretched company performance and
–
three-years’ service
– expire if not exercised by: 3 May 2015
– number of LTIPs outstanding at the end of the year: 363,500
– income statement charge: R3m
Up to 31 December 2005, the rights to a total of 5,000 LTIP shares were surrendered by the participants.
Performance-related share-based remuneration scheme – 1 May 2003
The options may be exercised at the end of a three-year period commencing
1 May 2003. The share options were granted at an exercise price of
R221.90. In June 2004, 50,000 options were awarded to the president of the AngloGold Ashanti board of directors at an exercise price of R221.00.
The performance condition applicable to these options was that the
US dollar EPS must increase by at least 6% in real terms, after inflation, over the next three years. In order to vest, US dollar EPS must reach at least US188c by the end of 2006 with an indicative annual increase of
US10.20c per share over the three-year period. The probability of the options vesting is remote. The remaining weighted average contractual life of options granted is seven years.
Weighted
Weighted
Number
average
Number           average
of
exercise
of
exercise
shares
price
shares
price
SA Rands 2004
SA Rands 2005
1,239,700
221.90
Options outstanding at the beginning of the year
1,225,800
221.86
50,000
221.00
Options granted during the year
nil
nil
63,900
221.90
Options lapsed during the year
224,000
221.70
nil
nil
Options exercised during the year
2,400
221.90
nil
nil
Options expired during the year
nil
nil
1,225,800
221.86
Options outstanding at the end of the year
999,400
221.90
nil
nil
Options exercisable at the end of the year
nil
nil
During the year 2,400 options were exercised by the estate of a deceased employee. On death, the performance criteria were set aside.
Performance-related share-based remuneration scheme
– 1 November 2004
The options may be exercised at the end of a three-year period commencing 1 November 2004. The share options were granted at an exercise price of R228. The performance condition applicable to these options was that US dollar EPS must increase from the 2004 year by at least 6% in real terms, i.e. after inflation, over the next three years meaning that US dollar EPS must reach at least US135c by the end of
2007. The probability of the options vesting is remote. The remaining weighted average contractual life of options granted is eight years.

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

Weighted
Weighted
Number
average
Number average
of
exercise
of
exercise
shares
price
shares
price
SA Rands 2004
SA Rands 2005
12 Share-based payments (continued)
1,151,000
228.00
Options outstanding at the beginning of the year
1,149,300
228.00
nil
nil
Options granted during the year
nil
nil
1,700
228.00
Options lapsed during the year
135,500
228.00
nil
nil
Options exercised during the year
900
228.00
nil
nil
Options expired during the year
nil
nil
1,149,300
228.00
Options outstanding at the end of the year
1,012,900
228.00
nil
nil
Options exercisable at the end of the year
nil
nil
During the year, 900 options were exercised by the estate of a deceased employee. On death, the performance criteria were set aside.
There are currently two share incentive schemes that fall outside the transitional provisions of IFRS 2, as the options were granted prior to
7 November 2002, the details of which are as follows:
Performance-related share-based remuneration scheme
– 1 May 2002
The share options were granted at an exercise price of R299.50. The performance condition applicable to these options was that US dollar
EPS must increase by 7.5% for each of the three years. Therefore the target was an EPS of US287c for 2002, US309c for 2003 and US332c
for 2004. On 24 December 2002, AngloGold Ashanti underwent a share split on a 2:1 basis therefore the EPS should have been US143.5c,
US154.5c, and US166c respectively. As none of the performance criteria were met, the grantor decided to roll the scheme forward on a
“roll over reset” basis, reviewed annually. No changes were made to the performance criteria of EPS of US143.5c US154.5c and US166c. The probability of the options vesting is remote and therefore no changes were made to the incremental fair value of these modified options. The remaining weighted average contractual life of options granted is six years.
1,182,500
299.50
Options outstanding at the beginning of the year
1,050,800
299.50
nil
nil
Options granted during the year
nil
nil
131,700
299.50
Options lapsed during the year
166,100
299.50
nil
nil
Options exercised during the year
nil
nil
nil
nil
Options expired during the year
nil
nil
1,050,800
299.50
Options outstanding at the end of the year
884,700
299.50
nil
nil
Options exercisable at the end of the year
nil
nil
Time-related share-based remuneration scheme
– granted up to 30 April 2002
Except where the directors, in their sole and absolute discretion decide otherwise, a grantee may not exercise his options until after the lapse of a period calculated from the date on which the option was granted. The remaining weighted average contractual life of options granted is 4.6 years. The period in which and the extent to which the options vest and may be exercised are as follows:
– After two years – up to 20% of options granted
– After three years – up to 40% of options granted
– After four years – up to 60% of options granted
– After five years – up to 100% of options granted
4,180,000
119.15
Options outstanding at the beginning of the year
1,391,060
126.38
nil
nil
Options granted during the year
nil
nil
548,800
119.90
Options lapsed during the year
54,400
122.00
2,240,140
114.47
Options exercised during the year
471,950
125.91
nil
nil
Options expired during the year
nil
nil
1,391,060
126.38
Options outstanding at the end of the year
864,710
126.91
975,000
131.00
Options exercisable at the end of the year
758,150
124.12

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

13 Taxation
Current taxation
153
182
Non-mining taxation
29
23
–
2
Impairment (note 15)
–
–
229
347
Under provision prior year
53
40
16
–
Disposal of assets – recoupment (note 15)
–
3
398
531
82
66
Deferred taxation
212
244
Temporary differences
37
31
3
–
Interest rate swap
–
1
(226)
(128)
Unrealised non-hedge derivatives
(21)
(40)
Taxation on contract termination fee at Geita Gold Mining
–
(19)
Limited
(3)
–
–
(79)
Impairment (note 15)
(12)
–
(566)
(74)
Change in estimated deferred taxation
(1)
(12)
(99)
–
(695)
Change in statutory tax rate
(2)
(107)
–
(577)
(751)
(118)
(107)
(179)
(220)
(36)
(41)
(577)
(751)
Deferred taxation on continuing operations
(118)
(107)
5
19
Deferred taxation on discontinued operations
3
–
(572)
(732)
(note 34)
(115)
(107)
Tax reconciliation
A reconciliation of the current tax rate compared to that charged in the income statement is set out in the following table:
%
%
Current tax rate
37
38
Disallowable expenditure
(32)
31
Goodwill amortised
–
10
Mining tax formula adjustment
–
(29)
Foreign income tax allowances and rate differentials
(25)
(15)
Previously unrecognised tax assets
–
(5)
Change in estimated deferred tax rate
(1)
7
(105)
Change in statutory tax rate
(2)
67
–
Under provision for prior year
(33)
41
Other
1
(9)
Effective tax rate
22
(43)
(1)
During 2005, the estimates were revised in South Africa to reflect the future anticipated taxation rate at the time the temporary differences reverse.
(2)
During the financial year, there were changes in the South African and Ghanaian statutory tax rates. These rate changes are summarised as follows:
South Africa
Maximum statutory mining tax rate 45% (2004: 46%)
(3)
Non-mining statutory mining tax rate 37% (2004: 38%)
Statutory company tax rate 29% (2004: 30%)
Ghana
Statutory company tax rate 25% (2004: 32.5% – however, AngloGold Ashanti had a special tax rate concession of 30%).
(3)
Mining tax on mining income in South Africa is determined according to a formula which accounts for profit and revenue from mining operations.

All mining capital expenditure is deducted to the extent that it does not result in an assessed loss, and depreciation is ignored when calculating the South African mining income. Capital expenditure not deducted from the mining income is carried forward as unredeemed capital to be deducted from future mining income.
The formula for determining the South African mining tax is:
Y = 45 – 225/X (2004: Y = 46 – 230/X)
where Y is the percentage rate of tax payable and X is the ratio of mining profit net of any redeemable capital expenditure to mining revenue expressed as a percentage.
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

13 Taxation (continued)
Unrecognised tax losses
The unrecognised tax losses of the US operations which are available
1,085
1,258
for offset against future profits earned in the USA.
198
192
The unrecognised tax losses of the Ghanaian operations which are
745
925
available for offset against future profits earned in Ghana
(4)
.
146
132
1,830
2,183
344
324
(4) The tax losses in Ghana will expire if not utilised within one year.
Analysis of tax losses
Tax losses available to be used against future profits
745
925
– Utilisation required within one year
146
132
1,085
1,258
– Utilisation in excess of five years
198
192
1,830
2,183
344
324
Unrecognised tax losses utilised
88
–
Assessed losses utilised during the year
–
16
14 Discontinued operations
The Ergo reclamation surface operation, which forms part of the South
African operations and is included under South Africa for segmental reporting, has reached the end of its useful life and the assets are no longer in use. After a detailed investigation of several options and scenarios, and based on management’s decision reached on
1 February 2005, mining operations at Ergo ceased on 31 March
2005, with only site restoration obligations remaining. The remaining available tonnage will be treated and cleaned through the tailings facility. The group has reclassified the income statement results from the historical presentation to loss from discontinued operations in the consolidated income statement for all periods presented. The consolidated cash flow statement has been reclassified for
discontinued operations for all periods presented.
The results of Ergo are presented below:
560
111
Gold income
18
87
(628)
(418)
Cost of sales
(66)
(98)
(68)
(307)
Gross loss
(48)
(11)
–
115
Impairment loss reversed (note 17)
17
–
(68)
(192)
Loss before taxation
(31)
(11)
(5)
(27)
Taxation
(5)
–
(73)
(219)
Net loss after taxation
(36)
(11)
Following the decision to discontinue the Ergo operation, AngloGold
Ashanti Limited reassessed the carrying values of the remaining infrastructure assets of Ergo, based on the current market price of the assets. AngloGold Ashanti has restated the assets’ carrying value to the carrying amount that would have been determined (net of amortisation) had no impairment loss been recognised for the assets in prior periods, which management believes is less than fair value less costs to sell. This resulted in an impairment reversal in the current period of $17m, R115m (2004: nil).
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

15 Earnings per ordinary share
Basic (loss) earnings per ordinary share
319
(394)
– Continuing operations
(56)
47
The calculation of basic (loss) earnings per ordinary share is based on losses attributable to equity shareholders of $147m, R1,043m (2004:
earnings attributable to equity shareholders of $119m, R801m) and
264,635,634 (2004: 251,352,552) shares being the weighted average number of ordinary shares in issue during the financial year.
(29)
(83)             – Discontinued
operations
(14)
(4)
The calculation of basic loss per ordinary share is based on losses attributable to equity shareholders of $36m, R219m (2004: $11m,
R73m) and 264,635,634 (2004: 251,352,552) shares being the
weighted average number of ordinary shares in issue during the financial year.
Diluted (loss) earnings per ordinary share
318
(394)
– Continuing operations
(56)
47
The calculation of diluted (loss) earnings per ordinary share is based on losses attributable to equity shareholders of $147m, R1,043m (2004:
earnings attributable to equity shareholder of $119m, R801m) and
264,635,634 (2004: 252,048,301) shares being the diluted number of ordinary shares. In 2005, no adjustment is made since the effect is anti-dilutive.
(29)
(83)             – Discontinued
operations
(14)
(4)
The calculation of diluted earnings per ordinary share is based on losses attributable to equity shareholders of $36m, R219m (2004:
$11m, R73m) and 264,635,634 (2004: 252,048,301) shares being the diluted number of ordinary shares. In 2005, no adjustment was made since the effect is anti-dilutive.
The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares.
Weighted average number of shares
264,635,634
251,352,552
Dilutive potential of share options
(1)
–
695,749
Diluted number of ordinary shares
264,635,634
252,048,301
(1) The calculation of diluted earnings per share for 2005 did not assume the effect of 601,315 shares issuable on share options as their effects are anti-
dilutive for this period.
The calculation of diluted earnings per share for 2005 did not assume the effect of 15,384,615 shares issuable upon the exercise of convertible bonds as their effects are anti-dilutive for this period.
2004
2005
2005
2004
SA cents
US cents

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

15 Earnings per ordinary share (continued)
Headline (loss) earnings
The (loss) profit attributable to equity shareholders has been adjusted by the following to arrive at headline earnings:
728
(1,262)
(Loss) profit attributable to equity shareholders
(183)
108
200
–
Amortisation of goodwill (notes 18 and 19)
–
31
–
125
Impairment of intangible assets (note 7)
20
–
8
300
Impairment of tangible assets (note 7)
44
1
(88)
(39)
Profit on disposal of assets (note 7)
(5)
(13)
Taxation on items above
16
2
– current portion (note 13)
–
3
–
(79)
– deferred portion (note 13)
(12)
–
–
11
Impairment of investment in associates (note 19)
2
–
73
219
Net loss from discontinued operations (note 14)
36
11
937
(723)
Headline (loss) earnings
(98)
141
Cents per share
Headline (loss) earnings removes items of a capital nature from the calculation of earnings per share, calculated in accordance with circular 7/2002 issued by the South African Institute of Chartered
Accountants (SAICA).
The calculation of headline (loss) earnings per ordinary share is based on headline losses of $98m, R723m (2004: headline earnings $141m,
R937m) and 264,635,634 (2004: 251,352,552) shares being the
373
(273)
weighted average number of ordinary shares in issue during the year.
(37)
56
16 Dividends
Ordinary shares
No. 95 of 335 SA cents per ordinary share was declared on
748
–
29 January 2004 and paid on 27 February 2004 (50 US cents per share).
–
111
No. 96 of 170 SA cents per ordinary share was declared on 29 July 2004
449
–
and paid on 27 August 2004 (26 US cents per share).
–
68
No. 97 of 180 SA cents per ordinary share was declared on
–
476
26 January 2005 and paid on 25 February 2005 (30 US cents per share).
80
–
No. 98 of 170 SA cents per ordinary share was declared on
–
450
27 July 2005 and paid on 26 August 2005 (26 US cents per share).
69
–
1,197
926
149
179
No. 99 of 62 SA cents per ordinary share was declared on
9 February 2006 and will be paid on 10 March 2006
(approximately 10 US cents per share). The actual rate of payment will depend on the exchange rate on the date of currency conversion.
2004
2005
Figures in million
Notes
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

17.
Tangible assets
Mineral rights,
Mine dumps
and
development
Mine
exploration
Figures in million
costs
infrastructure
properties
Land
Total
US Dollars
Cost
Balance at 1 January 2004
2,391
1,622
546
21
4,580
Additions
– project
expenditure
185                    34                    26                     –
245
– stay-in-business expenditure
246
74
9
–
329
Disposals (11)
(6)
(14)
–
(31)
Acquisition of subsidiaries (note 37)
1,208
511
873
–
2,592
Disposal of subsidiaries (note 37)
(5)
–
–
–
(5)
Transfers and other movements
243
(166)
5
2
84
Finance
costs
capitalised
(note
8)
11                      –                     –                     –
11
Translation
363                  113                   23
1                  500
Balance at 31 December 2004
4,631
2,182
1,468
24
8,305
Accumulated amortisation
Balance at 1 January 2004
825
870
115
–
1,810
Amortisation for the year (notes 4, 10 and 36)
223
113
44
–
380
Impairments (note 7)
–
–
1
–
1
Disposals
(14)                   (5)                    (1)                    –                  (20)
Transfers and other movements
138
(95)
7
–
50
Translation 123
68
5
–
196
Balance at 31 December 2004
1,295
951
171
–
2,417
Net book value at 31 December 2004
3,336
1,231
1,297
24
5,888
Cost
Balance at 1 January 2005
4,631
2,182
1,468
24
8,305
Additions
– project expenditure
207
29
18
–
254
– stay-in-business expenditure
384
57
10
1
452
Disposals (50)
(9)
(3)
(1)
(63)
Transfers and other movements
20
69
(33)
3
59
Finance costs capitalised (note 8)
16
–
–
–
16
Translation (280)
(84)
(11)
–
(375)
Balance at 31 December 2005
4,928
2,244
1,449
27
8,648
Accumulated amortisation
Balance at 1 January 2005
1,295
951
171
–
2,417
Amortisation for the year (notes 4, 10 and 36)
310
148
45
–
503
Impairments (note 7)
35
9
–
–
44
Impairments reversal (note 14)
–
(17)
–
–
(17)
Disposals (50)
(5)
(3)
–
(58)
Transfers and other movements
(2)
–
(9)
–
(11)
Translation (92)
(53)
10
–
(135)
Balance at 31 December 2005
1,496
1,033
214
–
2,743
Net book value at 31 December 2005
3,432
1,211
1,235
27
5,905

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

17.
Tangible assets (continued)
Mineral rights,
Mine dumps
and
development
Mine
exploration
Figures in million
costs
infrastructure
properties
Land
Total
SA Rands
Cost
Balance at 1 January 2004
15,944 10,819 3,637 143 30,543
Additions
– project expenditure
1,197 217 164 – 1,578
– stay-in-business expenditure 1,584 478 56 1 2,119
Disposals
(73)                 (39)                  (90)                   (6)
(208)
Acquisition of subsidiaries (note 37) 8,695 2,953 5,991 – 17,639
Disposal of subsidiaries (note 37) (36) – – – (36)
Transfers and other movements 1,581 (1,068) 28 17 558
Finance costs capitalised (note 8) 67 – – – 67
Translation
(2,818)             (1,041)             (1,500)
(17)            (5,376)
Balance at 31 December 2004 26,141 12,319 8,286 138 46,884
Accumulated amortisation
Balance at 1 January 2004
5,504 5,796 776 1 12,077
Amortisation for the year (notes 4, 10 and 36) 1,445 700 278 – 2,423
Impairments (note 7) 1 – 7 – 8
Disposals (87) (35) (9) – (131)
Transfers and other movements 889 (609) 40 – 320
Translation
(435)                (491)                (126)
– (1,052)
Balance at 31 December 2004 7,317 5,361 966 1 13,645
Net book value at 31 December 2004 18,824 6,958 7,320 137 33,239
Cost
Balance at 1 January 2005
26,141 12,319 8,286 138 46,884
Additions
– project expenditure
1,316 186 117 – 1,619
– stay-in-business expenditure 2,444 365 63 7 2,879
Disposals (327) (61) (23) (4) (415)
Transfers and other movements 127 441 (208) 27 387
Finance costs capitalised (note 8) 102 – – – 102
Translation 1,456 989 959 6 3,410
Balance at 31 December 2005
31,259 14,239 9,194 174 54,866
Accumulated amortisation
Balance at 1 January 2005
7,317 5,361 966 1 13,645
Amortisation for the year (notes 4, 10 and 36) 1,971 941 291 – 3,203
Impairments (note 7) 243 57 – – 300
Impairments reversal (note 14) – (115) – – (115)
Disposals (318) (31) (18) – (367)
Transfers and other movements (14) – (56) – (70)
Translation 291 344 171 – 806
Balance at 31 December 2005 9,490 6,557 1,354 1 17,402
Net book value at 31 December 2005
21,769
7,682
7,840
173
37,464
Included in the amounts above for mine infrastructure are assets held under finance leases with a net book value of $49m, R312m
(2004: $78m, R439m).
The carrying value of assets encumbered by project finance amounts to nil (2004: $204m, R1,153m) (note 31).
The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation is 10.65% (2004: 10.65%).
A register containing details of properties is available for inspection by shareholders or their duly authorised agents during business hours at the registered office of the company.

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

17 Tangible assets (continued)
Impairments include the following:
Ghana
–
255
Bibiani mine – cash generating unit
38
–
The life of mine at Bibiani was reassessed and reduced. As a result,
Bibiani’s recoverable amount does not support its carrying value and an impairment loss was recognised. Recoverable amount was determined based on the impairment assumptions detailed below.
South Africa – mine development costs
–
14
Goedgenoeg drilling and 1650 level decline drilling
2
–
An impairment charge was recognised during the assessment and review of exploration properties as Goedgenoeg will not generate future cash flows.
–
31
East of Bank Dyke at TauTona
4
–
Due to a change in original mine plan, the East of Bank Dyke access development has been impaired as it will not generate future cash flows.
Australia
The impairment of various mining assets and mineral rights based on
8
–
the net realisable value.
–
1
8
300
(note 7)
44
1
The above impairments relate to mining properties, mine development costs and mine plant facilities and have been recognised in operating special items (note 7). The recoverable amount was determined by reference to value in use.
Impairment calculation
Management assumptions for the value in use of tangible assets and goodwill include:
– revised life of mine plans which take into account production from proved and probable reserves as well as value beyond proved and probable reserves (refer pages 83 to 86 Mineral Resources and Ore
Reserves). For these purposes proved and probable Ore Reserves were determined to be 63.3Moz as at 31 December 2005, using an average gold price of $400/oz, A$556/oz and R86,808/kg for Ore
Reserves prepared in accordance with the JORC 2004, and
SAMREC 2000 codes and SEC requirements. Ore reserve
estimates are reviewed and updated annually and published in the first quarter of each year;
– a ten-year externally sourced market-related forward gold curve representing management’s best estimate of the future gold price was applied to the 30 trading day average gold price for December
2005 of $505/oz. Thereafter, the estimated future gold price has been escalated at 2.25% per annum. Where applicable the
estimated future gold price has been adjusted for the effects of existing hedge contracts.
– a real pre-tax discount rate adjusted for country risk and project risk for cash flows relating to mines not yet in commercial production and deep level mining projects based on the discount rate
applicable to the long-term US dollar market rates;
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

17 Tangible assets (continued)
Impairment calculation (continued)
– foreign exchange rates are based on management’s estimates;
– cash flows used in impairment calculations are based on life of mine plans which exceed five years for the majority of the mines;
– variable operating cash flows are increased at local CPI rates.
Real pre-tax discount rates applied in impairment calculations on assets which had impairment indicators or on cash generating units which had significant allocated goodwill are as follows:
South Africa
6.0%
Ghana
6.5% to 8.5%
Australia
5.4% to 6.3%
Tanzania
6.5%
Based on a real pre-tax discount rate of 6.5% at Bibiani the calculated recoverable amount did not support the carrying values and an impairment charge to write the assets down to a recoverable amount was recognised in the income statement.
The group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. In addition, goodwill is tested on an annual basis for impairment. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as spot and forward gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.
Should management’s estimate of the future not reflect actual events, further impairments may be identified. The factors affecting the estimates include:
– changes in proved and probable Ore Reserves and Mineral
Resources;
– the grade of Ore Reserves and Mineral Resources may vary
significantly from time to time;
– differences between actual commodity prices and commodity price assumptions;
– unforeseen operational issues at mine sites; and
– changes in capital, operating mining, processing and reclamation costs and foreign exchange rates.
Based on an analysis carried out by the group in December 2005, the carrying value and value in use of cash generating units that are most sensitive to gold price, ounces, costs and discount rate assumptions are:
Carrying
Carrying
Value in
Value in
Figures
value
value
use
use
in millions
US Dollars
SA Rands US Dollars SA Rands
Obuasi
1,480
9,391
1,591
10,095
Moab Khotsong
638
4,045
665
4,221
Tau Lekoa
103
656
129
816
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

17 Tangible assets (continued)
Should any of the assumptions used change adversely and the impact is not mitigated by a change in other factors, this could result in an impairment of the above assets.
The above three cash generating units do not have goodwill allocated to them.
It is impracticable to disclose the extent of the possible effects of changes in the assumptions for the future gold price and hence life of mine plans at 31 December 2005 because these assumptions and others used in impairment testing of tangible assets and goodwill are inextricably linked. In addition, for those mines with a functional currency other than the US dollar, movements in the US dollar exchange rate will also be a critical factor in determining life of mine and production plans.
Therefore it is possible, based on existing knowledge, that outcomes within the next financial year that are different from the assumptions used in the impairment testing process for goodwill and tangible assets could require a material adjustment to the carrying amounts disclosed at 31 December 2005.
18 Intangible assets
Goodwill
Net carrying value
3,811
3,284
Balance at beginning of year
581
571
–
(1,096)
Elimination of accumulated amortisation
(194)
–
(527)
178
Translation
(14)
10
3,284
2,366
Balance at end of year
373
581
Accumulated amortisation
1,062
1,096
Balance at beginning of year
194
159
196
–
Amortisation (note 36)
–
30
–
(1,096)
Elimination of accumulated amortisation
(194)
–
(162)
–
Translation
–
5
1,096
–
Balance at end of year
–
194
2,188
2,366
Net book value
373
387
As from 1 January 2005, goodwill is no longer amortised but subject to annual impairment testing.
Goodwill has been allocated to its respective cash generating units
(CGUs) where it is tested for impairment as part of the CGU (note 17).
Net carrying amount allocated to each of the cash generating unit:
615
692
Geita Gold Mining Limited
109
109
664
700
Sunrise Dam
110
117
664
700
Boddington
110
117
245
274
Other
44
44
2,188
2,366
373
387
2004
2005
Figures in million
Notes
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

18 Intangible assets (continued)
Royalty and tax rate concession
Cost
–
277
Balance at beginning of year
49
–
312
–
Acquisition of subsidiaries (note 37)
–
49
(35)
35
Translation
–
–
277
312
Balance at end of year
49
49
Accumulated amortisation
–
7
Balance at beginning of year
1
–
8
13
Amortisation (notes 4 and 36)
2
1
–
125
Impairments
(1)
(note 7)
20
–
(1)
–
Translation
–
–
7
145
Balance at end of year
23
1
270
167
Net book value
26
48
2,458
2,533
Total intangible assets
399
435
The government of Ghana agreed to a concession on the royalty payments by maintaining a rate of 3% for 15 years from 2004.
(1) The above impairment relates to the tax rate concession which was granted at a rate of 30% for the Ashanti business combination in 2004. During 2005, the corporate tax rate in Ghana was revised down to 25% and the tax rate concession was fully impaired.
19 Investments in associates
– The group has a 25.0% (2004: 26.6%) interest in Oro Group
(Proprietary) Limited which is involved in the manufacture and wholesale of jewellery. The year-end of Oro Group (Proprietary)
Limited is 31 March. Equity accounting is based on results to
30 September 2005.
– With effect 31 May 2005, AngloGold Ashanti increased its equity interest to 29.9% (2004: 17.5%) in Trans-Siberian Gold plc, listed on the LSE, which is involved in the exploration and development of gold mines. The year-end of Trans-Siberian Gold plc is 31 December.
Equity accounting is based on results to 30 September 2005.
The carrying value of associates consists of:
41
41
Shares at carrying value brought forward
8
6
5
2
Share of retained earnings brought forward
–
1
1
(6)
(Loss) profit after taxation (note 9)
(1)
–
–
(11)
Impairment
(1)
(note 15)
(2)
–
–
92
Transfer of Trans-Siberian Gold plc from other investments (note 20)
14
–
–
93
Additional investment acquired in Trans-Siberian Gold plc
15
–
(4)
–
Amortisation of goodwill (note 36)
–
(1)
–
12
Translation
1
2
43
223
Carrying value
35
8
2004
2005
Figures in million
Notes
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

19 Investments in associates (continued)
The carrying value consists of the following:
43
35
Oro Group (Pty) Ltd
6
8
–
188
Trans-Siberian Gold plc
29
–
43
223
35
8
–
100
Fair value of listed associate
(2)
16
–
The group's effective share of certain balance sheet items of its associates at 30 September 2005 is as follows:
14
80
Non-current assets
13
2
49
109
Current assets
17
9
63
189
Total assets
30
11
27
29
Non-current liabilities
5
5
22
31
Current liabilities
5
4
49
60
Total liabilities
10
9
14
129
Net assets
20
2
Reconciliation of the carrying value of investments in associates with net assets:
14
129
Net assets
20
2
29
94
Goodwill
15
6
43
223
Carrying value
35
8
(1)
During the year, the Oro Group (Pty) Ltd investment was impaired. The impairment tests considered the investment’s fair value and future cash flows.
An impairment of $2m, R11m (2004: nil) was recorded.
(2)
The recoverable amount (higher of value in use and fair value less cost to sell)
of the Trans-Siberian Gold plc investment exceeds its carrying amount which is determined using the equity method as allowed by IAS 28.33. Accordingly, no impairment was recognised. The market value at 31 December 2005 is less than the amount determined as value in use.
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

20 Other investments
Listed investments – available-for-sale
20
167
Balance at beginning of year
29
3
150
15
Additions
2
22
–
(13)
Disposals
(2)
–
–
(98)
Transfer to investments in associates
(1)
(note 19)
(15)
–
–
6
Fair value adjustment on transfer to investment in associate (note 19)
1
–
12
11
Fair value adjustments
1
2
(15)
9
Translation
(1)
2
167
97
Balance at end of year
15
29
167
97
Fair value of listed investments
15
29
Available-for-sale listed investments consist of investments in ordinary shares.
(1) With effect from 31 May 2005, AngloGold Ashanti increased its equity interest in Trans-Siberian Gold plc. to 29.9% (2004: 17.5%).
Unlisted investments – held to maturity
308
441
Balance at beginning of year
78
46
115
68
Additions
10
17
(2)
–
Impairment
–
–
–
(1)
Disposal
–
–
33
36
Interest earned
6
5
(13)
4
Translation
(7)
10
441
548
Balance at end of year
87
78
441
548
Directors' valuation of unlisted investments
87
78
Additions to unlisted investments consist of contributions to the
Environmental Rehabilitation Trust Fund and Environmental
Protection Bond. These investments are collateral for certain of the group’s environmental obligations.
Unlisted investments include:
Fixed-term deposits required by legislation – Environmental
392
483
Rehabilitation Trust Fund administered by RMB Private Bank
76
69
32
49
Environmental Protection Bond – fixed-term deposit required by legislation
8
6
17
16
Other
3
3
441
548
87
78
608
645
Total other investments
102
107
608
645
Total valuation (note 40)
102
107
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

21 Interest in joint ventures
The group's effective share of income, expenses, assets and liabilities of joint ventures, which is included in the consolidated financial statements, is as follows:
Income statement
1,478
1,504
Gold income
236
230
(1,048)
(1,002)
Cost of sales
(158)
(163)
11
–
Non-hedge derivative gain
–
2
441
502
Operating profit
78
69
2
4
Interest received
1
–
(27)
(33)
Finance costs
(5)
(4)
416
473
Profit before taxation
74
65
(72)
(79)
Taxation
(12)
(12)
344
394
Profit after taxation
62
53
Balance sheet
Non-current assets
773
933
Tangible assets
147
137
68
133
Intangible assets
21
12
–
235
Inventories
37
–
Current assets
339
558
Inventories
88
60
361
336
Trade and other receivables
53
64
73
76
Cash and cash equivalents
12
13
1,614
2,271
Total assets
358
286
1,163
1,542
Equity
243
206
Non-current liabilities
141
70
Interest-bearing borrowings
11
25
62
197
Provisions
31
11
Current liabilities
141
297
Trade and other payables
47
25
107
165
Interest-bearing borrowings
26
19
1,614
2,271
Total equity and liabilities
358
286
Refer to page 246 for a list of joint ventures.
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

22 Inventories
Current portion of inventories
299
372
Gold in process
59
53
62
72
Gold on hand
11
11
396
483
Ore stockpiles
76
71
609
254
Heap-leach inventory
40
108
130
318
By-products
(1)
50
23
1,496
1,499
Total metal inventories
236
266
789
937
Consumable stores
148
140
2,285
2,436
384
406
Non-current portion of inventories
124
736
Heap-leach inventory
116
22
78
391
Ore stockpiles
61
13
–
44
By-products
(1)
7
–
202
1,171
Total metal inventories
184
35
–
11
Consumable stores
2
–
202
1,182
186
35
2,487
3,618
Total inventories
570
441
(1)
Uranium by-products of $10m, R64m are pledged to bankers in support of an inventory repurchase programme (note 31)
23 Other non-current assets
Unsecured
Defined benefit post-retirement medical asset for Rand Refinery
14
16
employees (note 33)
2
2
–
51
AngloGold Ashanti Pension Fund (asset) (note 33)
8
–
–
1
Retiree Medical Plan for Nufcor South Africa employees (note 33)
–
–
Loans and receivables
Loans to joint venture partners – bearing interest at LIBOR + 2% per
59
38
annum repayable in full by December 2006
6
10
Other interest-bearing loans – repayable over 5 years at market
6
12
related rates
2
1
27
26
Other non-interest bearing loans – repayable on various dates
5
6
106
144
23
19
Less: Current portion of other non-current assets included in
5
43
current assets
7
1
101
101
(note 40)
16
18
Pledged
3
–
Other loans and receivables
–
–
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

24 Trade and other receivables
Non-current
24
27
Prepayments and accrued income
4
4
31
97
Recoverable tax, rebates, levies and duties
16
6
55
124
20
10
Current
587
645
Trade debtors (note 40)
102
104
458
371
Prepayments and accrued income
58
81
139
2
Interest receivable (note 40)
–
25
437
530
Recoverable tax, rebates, levies and duties
83
78
79
41
Other debtors (note 40)
7
14
1,700
1,589
250
302
Trade debtors are non-interest-bearing and are generally on
current terms less than 90 days.
There is no concentration of credit risk with respect to trade receivables, as the group has a large number of internationally dispersed customers.
There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Malian government.
Recoverable value added tax due from the Malian government to the group amounts to $25m, R159m at 31 December 2005 (31 December
2004: $14m, R79m). The last audited value added tax return was for the period ended 30 June, 2005 and at the balance sheet date $12m, R76m was still outstanding. $13m, R83m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits. The government of Mali is a shareholder in all of the group’s entities in Mali and has promised to provide a repayment plan for the amounts due. Due to this uncertainty, the amounts, although reported as current assets, may take longer than 12 months to be received.
Reimbursable fuel duties from the Malian government to the group amount to $13m, R82m at 31 December 2005 (31 December 2004:
$13m, R73m). Fuel duties are required to be submitted before
31 January of the following year and are subject to authorisation by, firstly, the Department of Mining, and secondly, the Customs and
Excise authorities. The Customs and Excise department has approved
$7m, R44m which is still outstanding, while $6m, R38m is still subject to authorisation. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Malian government in terms of the previous authorisations. The government of Mali is a shareholder in all of the group’s entities in Mali and has promised to provide a repayment plan for the amounts due. Due to this uncertainty the amounts, although reported as current assets, may take longer than 12 months to be received.
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

25 Cash restricted for use
23
16
Cash restricted by the prudential solvency requirements
3
4
The group is restricted from utilising available funds in Geita
Management Company Limited, up to a maximum of $25m in respect
106
28
of outstanding hedges
4
19
19
8
Other
1
3
148
52
(note 40)
8
26
26 Cash and cash equivalents
847
1,020
Cash and deposits on call
161
150
783
308
Money market instruments
48
139
1,630
1,328
(note 40)
209
289
27 Non-current assets held for sale
Effective 30 June 2005, the investment in the Weltevreden mining participating rights was classified as held for sale. This investment was previously recognised as a tangible asset. Weltevreden participation rights were sold to Aflease Gold and Uranium Resources Limited on
15 June 2005. On 19 December 2005, Aflease was acquired by SXR
Uranium One (formerly Southern Cross Inc.). In terms of the
agreement, the price will be paid in the form of shares to be issued to
AngloGold Ashanti. This will take place when the conditions precedent to the agreement have been met. The conditions are that the
Weltevreden rights are part of a mining rights conversion application and upon the government granting the conversion rights, AngloGold
Ashanti will cede the Weltevreden Mineral rights to Aflease. The
Director-General of Minerals and Energy notified the company that the new order mining rights have been granted to AngloGold Ashanti, which are expected to be received during 2006. AngloGold Ashanti is awaiting the registration certificate. The related SXR Uranium One shares will then be issued to AngloGold Ashanti as full settlement
–
100
of the purchase price.
16
–
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

28 Share capital and premium
Share capital
Authorised
100
100
400,000,000 ordinary shares of 25 SA cents each
16
18
1
1
2,000,000 A redeemable preference shares of 50 SA cents each
–
–
–
–
5,000,000 B redeemable preference shares of 1 SA cent each
–
–
101
101
16
18
Issued and fully paid
264,938,432 ordinary shares of 25 SA cents each (2004: 264,462,894
66
66
ordinary shares of 25 SA cents each)
10
12
1
1
2,000,000 A redeemable preference shares of 50 SA cents each
–
–
–
–
778,896 B redeemable preference shares of 1 SA cent each
–
–
67
67
10
12
(1)
(1)
Less: Redeemable preference shares held within the group
–
–
66
66
10
12
Share premium
9,924
19,233
Balance at the beginning of year
3,405
1,495
9,309
60
Ordinary shares issued
9
1,367
–
–
Translation
(369)
543
19,233
19,293
Balance at the end of the year
3,045
3,405
(312)
(312)
Less: Held within the group
(53)
(53)
18,921
18,981
2,992
3,352
18,987
19,047
Share capital and premium
3,002
3,364
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

29
Retained earnings and other reserves
Non-
Foreign
Other
distri-
currency
Actuarial
compre-
Retained butable
translation
gains
hensive
Figures in million
earnings
(1)
reserves
(2)
reserve
(losses)
(3)
income
(4)
Total
US Dollars
Balance at December 2003 as previously reported
577                21               (113)
–                (307)
178
Change in accounting policy for translation of retained
earnings (IAS 21 revised)
(220)
220
–
Change in accounting policy for actuarial
gains and losses
(18)
(18)
As restated
357
21
107
(18)
(307)
160
Actuarial gains and losses recognised
(3)
(3)
Deferred taxation recognised directly in equity (note 34)
1
1
Profit attributable to equity shareholders
108
108
Dividends (note 16)
(179)
(179)
Net loss on cash flow hedges removed from
equity and reported in income
134                134
Net gain on cash flow hedges
48                  48
Deferred taxation on cash flow hedges (note 34)
(43)
(43)
Gain on available-for-sale financial assets
2                    2
Translation                                                                                            3
(424)
(2)
(18)
(441)
Balance at December 2004 (restated)
(5)
286               24
(317)
(22)
(184)
(213)
Actuarial gains and losses recognised
(27)
(27)
Deferred taxation recognised directly in equity (note 34)
11
11
Loss attributable to equity shareholders
(183)
(183)
Dividends (note 16)
(149)
(149)
Net loss on cash flow hedges removed from
equity and reported in income
17
17
Net loss on cash flow hedges
(200)
(200)
Deferred taxation on cash flow hedges (note 34)
58
58
Gain on available-for-sale financial assets
2
2
Share-based payment expense
2
2
Translation                                                                        (2)
250
2
44
294
Balance at December 2005
(46)
22
(67)
(36)
(261)
(388)

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

29
Retained earnings and other reserves (continued)
Non-
Foreign
Other
distri-
currency
Actuarial
compre-
Retained         butable
translation
gains
hensive
Figures in million
earnings
(1)
reserves
(2)
reserve
(losses)
(3)
income
(4)
Total
SA Rands
Balance at December 2003 as previously reported
3,848
138               (755)
–            (2,047)            1,184
Change in accounting policy for actuarial
gains and losses
(112)                                  (112)
As restated
3,848
138
(755)
(112)
(2,047)
1,072
Actuarial gains and losses recognised
(15)
(15)
Deferred taxation recognised directly in equity (note 34)
5
5
Profit attributable to equity shareholders
728
728
Dividends (note 16)
(1,197)
(1,197)
Net loss on cash flow hedges removed from
equity and reported in income
864                864
Net gain on cash flow hedges
239                239
Deferred taxation on cash flow hedges (note 34)
(291)
(291)
Gain on available-for-sale financial assets
12                 12
Translation
(2,797)                                   183
(2,614)
Balance at December 2004 (restated)
(5)
3,379
138            (3,552)              (122)            (1,040)          (1,197)
Actuarial gains and losses recognised
(173)
(173)
Deferred taxation recognised directly in equity (note 34)
68
68
Loss attributable to equity shareholders
(1,262)
(1,262)
Dividends (note 16)
(926)
(926)
Net loss on cash flow hedges removed from
equity and reported in income
387
387
Net loss on cash flow hedges
(1,272)
(1,272)
Deferred taxation on cash flow hedges (note 34)
377
377
Gain on available-for-sale financial assets
17
17
Share-based payment expense
15
15
Translation
1,642
(139)
1,503
Balance at December 2005
1,191
138
(1,910)
(227)
(1,655)
(2,463)
(1)
$297m, R1,881m of retained earnings arising at the joint venture operations and certain subsidiaries may not be remitted without third party shareholder consent.
(2)
Non-distributable reserves comprise a surplus on disposal of company shares of $22m, R141m (2004: $25m, R141m) and other transfers.
(3)
With the adoption of IAS 19 revised, actuarial gains and losses are accounted for through equity reserves. Actuarial gains and losses arise from a change in assumption parameters and the difference between the actual and expected return on plan assets.
(4)
Other comprehensive income represents the effective portion of fair value gains or losses in respect of cash flow hedges until the underlying transaction occurs, upon which the gains or losses are recognised in earnings, fair value gains or losses on available-for-sale financial assets and the equity item for share-based payments.
(5)
The 2004 opening balances and comparative amounts have been restated in terms of the effects of changes in foreign exchange rates (IAS 21 revised).

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

30 Minority interests
354 327 Balance at beginning of year 58 53
123 146 Profit for the year 23 19
(125) (125) Dividends paid (20) (19)
18 – At acquisition of subsidiaries (note 37) – 3
Net loss on cash flow hedges removed from equity and reported
3 4 in income 1 –
(3) (9) Net loss on cash flow hedges (2) –
(43) 31 Translation (1) 2
327 374 Balance at end of year 59 58
31 Borrowings
Unsecured
5,191 5,867 Convertible Bonds
(1)
925 920
Semi-annual coupons are paid at 2.375% per annum. The bonds are convertible at the holders’ option into ADSs up to February 2009 and are dollar-based. The bonds are convertible at a price of $65.00 per ADS.
If the bonds have not been converted by 20 February 2009, they will be redeemed at par on 27 February 2009. AngloGold Ashanti
Holdings plc has the option of calling an early redemption of all the bonds three years after their issuance, if the price of the ADSs exceeds
130% of the conversion price for more than 20 days during any period of 30-consecutive trading days.
– 2,927 Syndicated loan facility ($700m) 461 –
Interest charged at LIBOR plus 0.4% per annum. This dollar-based loan is repayable in January 2008 and is subject to debt covenant arrangements for which no default event occurred.
2,057 2,062 Corporate Bond
(2)
325 364
Semi-annual coupons are payable at 10.5% per annum.
The bond is repayable on 28 August 2008 and is rand-based.
– 818 Money-market short-term borrowings at market-related interest rates 129 –
are rand-based
87 124 RMB International (Dublin) Limited 20 16
Interest charged at LIBOR plus 0.82% per annum. Loan is of a short-term nature, has no fixed repayment date and is dollar-based.
28 28 Bank Belgolaise 4 5
Interest charged at LIBOR plus 1.5% per annum. Loan is repayable in 24 equal monthly instalments commencing October 2005 and is dollar-based.
12 13 Government of Mali 2 2
Interest charged at LIBOR plus 2% per annum. Loans are repayable by December 2007 and are dollar-based.
8 4 Precious Fields Estates Company Ltd 1 1
Annuity based repayments expiring October 2006. Loan is dollar-based.
8 3 Investec 1 1
Interest charged at 6.5% per annum. Loan is repayable in half-yearly instalments terminating in June 2006 and is dollar-based.
– 3 Bank overdraft at market related rates is rand-based – –
1,498 – Syndicated loan facility ($600m) – 265
Interest charged at LIBOR plus 0.7% per annum. Loan was repaid in
February 2005, and was dollar-based.
56 – Iduapriem – Syndicated Project Finance – 10
Interest charged at LIBOR plus 2% per annum. Loan was repaid in February 2005 and was dollar-based.
8,945 11,849 Total unsecured borrowings 1,868 1,584
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

31 Borrowings (continued)
Secured
Finance leases
72
66
Senstar Capital Corporation
10
13
Interest charged at an average rate of 6.83% per annum. Loans are repayable in monthly instalments terminating in November 2009 and are dollar-based. The equipment financed is used as security for these loans.
33
30
Rolls Royce
5
6
Interest is charged at a variable rate of approximately 20% per annum, based on the lease contract. Loan is repayable in monthly instalments terminating in March 2011 and is dollar-based. The equipment financed is used as security for this loan.
6
6
Kudu Finance Company
1
1
Interest charged at LIBOR plus 2% per annum. Loan is repayable in monthly instalments terminating in December 2010 and is dollar-
based. The equipment financed is used as security for this loan.
Other loans
–
64
Nulux Nukem Luxemburg GmbH
10
–
Uranium repurchase agreement, dollar-based, with repurchases commencing in December 2006 and terminating in December 2008.
Rate of finance is 5.42% per annum. Uranium inventory is secured against the contract.
6
–
Geita Syndicated Project Finance
–
1
Interest charged at LIBOR plus 1.95% per annum. Loan was repaid in June 2005 and was dollar-based. Secured by pledge over the shares in the project company.
9,062
12,015
Total borrowings
1,894
1,605
1,800
1,190
Less: Current portion of borrowings included in current liabilities
188
319
7,262
10,825
Total long-term borrowings
1,706
1,286
Amounts falling due
1,800
1,190
Within one year
188
319
35
65
Between one and two years
10
6
7,220
10,757
Between two and five years
1,696
1,279
7
3
After five years
–
1
9,062
12,015
(note 40)
1,894
1,605
Currency
The currencies in which the borrowings are denominated are as follows:
7,005
9,132
US dollars
1,440
1,241
2,057
2,883
SA rands
454
364
9,062
12,015
1,894
1,605
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

31 Borrowings (continued)
Undrawn facilities
Undrawn borrowing facilities as at 31 December 2005 are as follows:
– 1,555 Syndicated loan ($700m) – US dollar 245 –
– 266 Amalgamated Banks of South Africa Limited – US dollar 42 –
1,891 – Syndicated loan ($600m) – US dollar – 335
45 49 Citibank, N.A. – US dollar 8 8
54 35 RMB International (Dublin) Limited – US dollar 5 9
120 107 FirstRand Bank Limited – SA rands 17 21
45 45 Nedbank Limited – SA rands 7 8
– 30 Amalgamated Banks of South Africa Limited – SA rands 5 –
5 20 Commerzbank AG – SA rands 3 1
221 232 Australia and New Zealand Banking Group Limited – Australian dollar 37 39
2,381 2,339 369 421
(1)
Convertible Bonds
5,645 6,345 Senior unsecured fixed-rate bonds 1,000 1,000
444 529 Less: unamortised discount and bond issue costs 83 78
Less: fair value hedge accounting adjustment as a result of the
56 – interest rate swap – 10
5,145 5,816 917 912
46 51 Add: accrued interest 8 8
5,191 5,867 925 920
(2)
Corporate Bond
2,000 2,000 Senior unsecured fixed-rate bond 315 354
16 11 Less: unamortised discount and bond issue costs 2 3
1,984 1,989 313 351
73 73 Add: accrued interest 12 13
2,057 2,062 325 364
32 Environmental rehabilitation and other provisions
Environmental rehabilitation obligations
Provision for decommissioning
326 566 Balance at beginning of year 100 49
148 – Acquisition of subsidiaries (note 37) – 22
84 282 Change in estimates
(1)
44 13
51 21 Unwinding of decommissioning obligation (note 8) 3 8
(43) 39 Translation (4) 8
566 908 Balance at end of year 143 100
Provision for restoration
562 658 Balance at beginning of year 117 84
202 – Acquisition of subsidiaries (note 37) – 29
(10) – Disposal of subsidiaries (note 37) – (1)
116 149 Charge to income statement 23 18
(39) 408 Change in estimates
(1)
64 (6)
– 40 Unwinding of restoration obligation (note 8) 6 –
(90) (65) Utilised during the year (10) (14)
(83) 45 Translation (6) 7
658 1,235 Balance at end of year 194 117
2004
2005
Figures in million
2005
2004
SA Rands US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

32 Environmental rehabilitation and other
provisions (continued)
Other provisions
33
70
Balance at beginning of year
13
5
101
72
Charge to income statement
11
16
(52)
(36)
Utilised during the year
(6)
(8)
(12)
16
Translation
1
–
70
122
Balance at end of year
19
13
Other provisions comprise the following:
70
119
Provision for labour and civil claim court settlements in South America
(2)
19
13
–
3
Provision for employee compensation claims in Australia
(3)
–
–
70
122
19
13
(1)
The change in estimates relates to changes in laws and regulations governing the protection of the environment and factors relative to rehabilitation estimates and a change in the quantities of material in reserves and a corresponding change in the life of mine plan. These provisions are anticipated to unwind beyond the end of the life of mine.
(2)
Comprises claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, government fiscal claims relating to levies and surcharges and closure costs of old tailings operations. The liability is anticipated to unwind over the next two to five-year period.
(3)
Comprises workers compensation claims filed by employees in Australia with regard to work-related incidents. The liability is anticipated to unwind over the next three to five-year period.
1,294
2,265
Total environmental rehabilitation and other provisions
356
230
33 Provision for pension and post-retirement benefits
Defined benefit plans
The group has made provision for pension provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:
69
(51)
AngloGold Ashanti Pension Fund (asset)
(8)
12
40
–
South American Brasil Fundambrás Pension Plan
–
7
2
1
Ashanti Retired Staff Pension Plan
–
–
60
58
Obuasi Mines Staff Pension Scheme
9
11
Post-retirement medical scheme for AngloGold Ashanti South
924
1,172
African employees
185
164
(14)
(16)
Post-retirement medical scheme for Rand Refinery employees (asset)
(2)
(2)
11
12
Retiree Medical Plan for North American employees
2
2
Supplemental Employee Retirement Plan (SERP) for North America
6
6
(USA) Inc employees
1
1
–
(1)
Retiree Medical Plan for Nufcor South Africa employees (asset)
–
–
1,098
1,181
Sub-total
187
195
Transferred to other non-current assets (note 23):
–
51
AngloGold Ashanti Pension Fund
8
–
–
1
Retiree Medical Plan for Nufcor South Africa employees
–
–
14
16
Post-retirement medical scheme for Rand Refinery employees
2
2
1,112
1,249
197
197
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

33 Provision for pension and post-retirement
benefits (continued)
AngloGold Ashanti Pension Fund
The plan is evaluated by independent actuaries on an annual basis as at 31 December of each year and a formal statutory valuation required by legislation as at 31 December 2005 will be completed during the first six months of 2006. In arriving at their conclusions, the actuaries took into account reasonable long-term estimates of inflation, increases in wages, salaries and pension as well as returns on investments.
All South African pension funds are governed by the Pension Funds
Act of 1956 as amended.
Information with respect to the AngloGold Ashanti Pension
Fund is as follows:
Change in benefit obligation
1,089
1,219
Balance at beginning of year
216
163
41
40
Current service cost
6
6
91
88
Interest cost
14
14
14
13
Participants’ contributions
2
2
65
200
Actuarial loss
31
10
(81)
(152)
Benefits paid
(24)
(13)
–
–
Translation
(23)
34
1,219
1,408
Balance at end of year
222
216
Change in plan assets
920
1,150
Balance at beginning of year
204
138
95
106
Expected return on plan assets
16
15
124
260
Actuarial gain
41
19
78
82
Company contributions
13
12
14
13
Participants’ contributions
2
2
(81)
(152)
Benefits paid
(24)
(13)
–
–
Translation
(22)
31
1,150
1,459
Balance at end of year
230
204
(69)
51
Funded status at end of year
8
(12)
(69)
51
Net amount recognised
8
(12)
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

33 Provision for pension and post-retirement
benefits (continued)
Pension benefit obligation
1,219
1,408
Benefit obligation
222
216
1,150
1,459
Fair value of plan assets
230
204
Components of net periodic benefit cost
41
40
Current service cost
6
6
91
88
Interest cost
14
14
(95)
(106)
Expected return on assets
(16)
(15)
37
22
Net periodic benefit cost
4
5
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate
7.75%
7.50%
Rate of compensation increase
(1)
5.00%
5.00%
Expected long-term return on plan assets
10.14%
7.50%
Pension increase
4.05%
2.90%
(1)
The short-term compensation rate increase is 5% and the long-term rate is 5.25%.
The expected long-term return on plan assets is determined using the after tax yields of the various asset classes as a guide.
Plan assets
AngloGold Ashanti’s pension plan weighted-average asset allocations at the end of the year, by asset category, are as follows:
Asset category
Equity securities
69%
65%
Debt securities
30%
32%
Other
1%
3%
100%
100%
Investment policy
The Trustees have adopted a long-term horizon in formulating the Fund’s investment strategy, which is consistent with the term of the Fund’s liabilities. The investment strategy aims to provide a reasonable return relative to inflation across a range of market conditions.
The Trustees have adopted different strategic asset allocations for the assets backing pensioner and active member liabilities. The strategic asset allocation defines what proportion of the Fund’s assets should be invested in each major asset class. The Trustees have then selected specialist investment managers to manage the assets in each asset class according to specific performance mandates instituted by the Trustees.
The Trustees have also put in place a detailed Statement of Investment
Principles that sets out the Fund’s overall investment philosophy and strategy.
Fund returns are calculated on a monthly basis, and the performance of the managers and Fund as a whole is formally reviewed by the Fund’s
Investment Sub-Committee at least every six months.
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

33
Provision for pension and post-retirement benefits (continued)
2005
2004
Percentage
Percentage
Number
of total
of total
of shares
assets
Fair value
assets
Fair value
US Dollars million
Related parties
Investments held in related parties are summarised
as follows:
Equity securities
Holding company Anglo American plc
821,513
11.9%
27
2.2%
4
Fellow subsidiaries of Anglo American plc group
Anglo Platinum Group
432,310
13.5%
31
0.1%
–
The Tongaat-Hulett Group
189,975
1.1%
3
–
–
AngloGold Ashanti
36,936
0.8%
2
0.3%
1
63
5
Other investments exceeding 5% of total plan assets
Bonds
RSA 2015 Government Bonds 13.5%
5.4%
18
–
–
RSA 2010 Government Bonds 13%
7.8%
12
8.5%
17
30
17
SA Rands million
Related parties
Investments held in related parties are summarised
as follows:
Equity securities
Holding company Anglo American plc
821,513
11.9%
174
2.2%
23
Fellow subsidiaries of Anglo American plc group
Anglo Platinum Group
432,310
13.5%
198
0.1%
–
The Tongaat-Hulett Group
189,975
1.1%
15
–
–
AngloGold Ashanti
36,936
0.8%
11
0.3%
6
398
29
Other investments exceeding 5% of total plan assets
Bonds
RSA 2015 Government Bonds 13.5%
5.4%
113
–
–
RSA 2010 Government Bonds 13%
7.8%
79
8.5%
96
192
96
Cash flows
Contributions
The company expects to contribute $7m, R46m (2005: $13m, R82m) to its pension plan in 2006. The reduction arises as additional contributions may no longer be required as the fund is likely to be fully funded at its next statutory actuarial valuation.

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December
33 Provision for pension and post-retirement
benefits (continued)
Estimated future benefit payments
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
92
2006
15
92
2007
15
94
2008
15
95
2009
15
96
2010
15
939
Thereafter
147
South American Brasil Fundambrás pension plan
On 30 November 1998, the defined benefit fund was converted to a defined contribution fund with an actuarial net liability of $6m, R51m.
This liability was revised annually by Mercer, the plan's actuary. The transfer of funds has been approved by the governmental SPC agency and the actuarial net liability of $10m, R61m has been funded and transferred to a defined contribution plan on 30 September 2005.
Information with respect to the South American Brasil Fundambrás pension plan is as follows:
Change in benefit obligation
112
126
Balance at beginning of year
22
16
12
13
Interest cost
2
2
15
3
Actuarial loss
1
3
–
(160)
Settlements and curtailments
(25)
–
(3)
(6)
Benefits paid
(1)
(1)
(10)
24
Translation
1
2
126
–
Balance at end of year
–
22
Change in plan assets
79
86
Fair value of plan assets at beginning of year
15
11
8
8
Expected return on plan assets
1
1
9
–
Actuarial gain
–
2
–
(99)
Settlements and curtailments
(15)
–
(3)
(6)
Benefits paid
(1)
(1)
(7)
11
Translation
–
2
86
–
Fair value of plan assets at end of year
–
15
(40)
–
Funded status at end of year
–
(7)
(40)
–
Net amount recognised
–
(7)
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

33 Provision for pension and post-retirement
benefits (continued)
Pension benefit obligation
126
–
Benefit obligation
–
22
86
–
Fair value of plan assets
–
15
Components of net periodic benefit cost
12
13
Interest cost
2
2
(8)
(8)
Expected return on plan assets
(1)
(1)
4
5
Net periodic benefit cost
1
1
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate
N/A
11.30%
Rate of compensation increase
N/A
7.10%
Expected long-term return on plan assets
N/A
11.30%
Pension increase
N/A
5.00%
Plan assets
The Brasil Fundambrás defined benefit pension plan weighted-average asset allocations, by asset category, at the end of the year are as follows:
Asset category
Debt securities
–
95%
Property
–
4%
Cash
–
1%
–
100%
No valuation is necessary at 31 December 2005 as the fund has converted during the year to a defined contribution plan.
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

33 Provision for pension and post-retirement
benefits (continued)
Cash flows
Contributions
No company or participant contributions were made to this fund. The fund has been discontinued and the fund assets transferred to a defined contribution fund.
Estimated future benefit payments
There are no future benefit payments as the fund was terminated on
30 September 2005.
Ashanti Retired Staff pension plan
The pension scheme provides a retirement benefit to former Ashanti employees that were based at the former London office. The scheme is closed to new members and participants are either retired or are deferred members. The plan is evaluated by actuaries on an annual basis using the projected unit credit funding method. No contributions are made to the plan and it is funded with a marginal shortfall of
$0.2m, R1m.
Information with respect to the Ashanti Retired Staff pension plan is as follows:
Change in benefit obligation
–
20
Balance at beginning of year
3
–
20
–
Acquisition of subsidiary
–
3
–
1
Interest cost
–
–
–
2
Actuarial loss
–
–
–
(1)
Translation
–
–
20
22
Balance at end of year
3
3
Change in plan assets
–
18
Fair value of plan assets at beginning of year
3
–
18
–
Acquisition of subsidiary
–
3
–
1
Expected return on plan assets
–
–
–
2
Actuarial gain
–
–
18
21
Fair value of plan assets at end of year
3
3
(2)
(1)
Funded status at end of year
–
–
(2)
(1)
Net amount recognised
–
–
Pension benefit obligation
20
22
Benefit obligation
3
3
18
21
Fair value of plan assets
3
3
Components of net periodic benefit cost
–
1
Interest cost
–
–
–
(1)
Expected return on plan assets
–
–
–
–
Net periodic benefit cost
–
–
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

33 Provision for pension and post-retirement
benefits (continued)
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate
5.00%
5.80%
Expected long-term return on plan assets
6.07%
5.80%
Pension increase
2.50%
2.50%
The expected long-term return on plan assets is determined using the after tax return of domestic bonds and fixed-term investments.
Plan assets
The Ashanti Retired Staff defined benefit pension plan weighted-
average asset allocations as at the end of the year, by asset category are as follows:
Asset category
Equity securities
51%
53%
Debt securities
41%
43%
Property
2%
0%
Cash
6%
4%
100%
100%
Investment policy
The general policy of the fund is to select investments that will achieve an optimal return on the plan assets.
No investments are made in related party entities.
Cash flows
Contributions
No contributions are made to this fund since the fund is closed to new members and the current members are retired or deferred.
Estimated future benefit payments
The following benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
1
2006
–
1
2007
–
1
2008
–
1
2009
–
1
2010
–
17
Thereafter
3
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

33 Provision for pension and post-retirement
benefits (continued)
Obuasi Mines Staff Pension Scheme
The scheme provides monthly payments in Ghanaian currency
(indexed to the US dollar) to retirees until death. The benefits under the scheme are based on the years of service and the compensation levels of the covered retirees. The scheme is closed to new members and all the scheme participants are retired. The scheme is unfunded and accordingly, no assets related to the scheme are recorded. The scheme is evaluated by actuaries on an annual basis.
Information with respect to the Obuasi Mines Staff Pension
Scheme is as follows:
Change in benefit obligation
–
60
Balance at beginning of year
11
–
73
–
Acquisition of subsidiary
–
11
–
3
Interest cost
–
–
–
(7)
Actuarial gain
(1)
–
–
(5)
Benefits paid
(1)
–
(13)
7
Translation
–
–
60
58
Balance at end of year
9
11
(60)
(58)
Funded status at end of year
(9)
(11)
(60)
(58)
Net amount recognised
(9)
(11)
Pension benefit obligation
60
58
Benefit obligation
9
11
–
–
Fair value of plan assets
–
–
Components of net periodic benefit cost
–
3
Interest cost
–
–
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate
4.0%
4.0%
Rate of compensation increase
N/A
N/A
Pension increase
3.0%
4.5%
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

33 Provision for pension and post-retirement
benefits (continued)
Cash flows
Contributions
No contributions are made to this fund since the fund is closed to new members and the current members are all retired.
Estimated future benefit payments
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
6
2006
1
6
2007
1
6
2008
1
6
2009
1
6
2010
1
28
Thereafter
4
Post-retirement medical scheme for AngloGold Ashanti South
African employees
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.
The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December
2005.
Information with respect to the defined benefit liability is as follows:
Change in benefit obligation
850
924
Benefit obligation at beginning of year
164
128
4
7
Current service cost
1
1
81
80
Interest cost
12
13
62
30
Participants’ contributions
5
10
(156)
(105)
Benefits paid
(16)
(24)
9
–
Plan amendments
–
1
74
236
Actuarial loss
37
11
–
–
Translation
(18)
24
924
1,172
Balance at end of year
185
164
(924)
(1,172)
Funded status at end of year
(185)
(164)
(924)
(1,172)
Net amount recognised
(185)
(164)
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

33 Provision for pension and post-retirement
benefits (continued)
Components of net periodic benefit cost
4
7
Current service cost
1
1
81
80
Interest cost
12
13
9
–
Amortisation of past service cost
–
1
94
87
Net periodic benefit cost
13
15
The assumptions used in calculating the above amounts
at year end are:
Discount rate
7.75%
9.00%
Expected increase in health care costs
5.00%
5.00%
Assumed health care cost trend rates at 31 December:
Health care cost trend assumed for next year
5.00%
5.00%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)
5.00%
5.00%
Year that the rate reaches the ultimate trend
N/A
N/A
Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in
1% point
assumed health care cost trend rates would have the
1% point
increase
following effect:
increase
10
Effect on total service and interest cost
2
125
Effect on post-retirement benefit obligation
19
1% point
1% point
decrease
decrease
(9)
Effect on total service and interest cost
(1)
(107)
Effect on post-retirement benefit obligation
(16)
Cash flows
Post-retirement medical plan
AngloGold Ashanti expects to contribute $13m, R82m (2005:
$12m, R75m) to the post-retirement medical plan in 2006.
Estimated future benefit payments
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
82
2006
13
86
2007
14
90
2008
14
95
2009
15
100
2010
16
719
Thereafter
113
Post-retirement medical scheme for Rand Refinery Limited
employees
The Rand Refinery Retiree Medical Plan (Medipref) is a non-
contributory defined benefit plan in respect of certain past qualifying employees. The accumulated post-employment medical aid obligation was determined by independent actuaries in September 2005 using the projected unit credit funding method. Movements that could impact the valuation between the interim date and the date of the balance sheet have been considered. The plan is fully funded and is evaluated by independent actuaries on an annual basis.
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

33 Provision for pension and post-retirement
benefits (continued)
Information with respect to the post-retirement medical plan and obligation for the Rand Refinery Ltd past employees is as follows:
Change in benefit obligation
–
16
Balance at beginning of year
3
–
18
–
Transfer in
–
3
3
1
Interest cost
–
–
(1)
(1)
Benefits paid
–
–
(4)
–
Actuarial gain
–
–
16
16
Balance at end of year
3
3
Change in plan assets
–
30
Fair value of plan assets at beginning of year
5
–
29
–
Transfer in
–
5
2
3
Expected return on plan assets
–
–
(1)
(1)
Benefits paid
–
–
30
32
Fair value of plan assets at end of year
5
5
14
16
Funded status at end of year
2
2
14
16
Net amount recognised (note 23)
2
2
Components of net periodic benefit cost
3
1
Interest cost
–
–
(2)
(3)
Expected return on plan assets
–
–
1
(2)
Net periodic benefit cost
–
–
Assumptions
Assumptions used at year end are as follows:
Discount rate
7.75%
10.00%
Expected increase in health care costs
5.75%
8.00%
Expected return on plan assets
7.26%
10.00%
Assumed health care cost trend rates at 31 December:
Health care cost trend assumed for next year
5.75%
8.00%
Rate to which the cost trend is assumed to decline
(the ultimate trend rate)
5.75%
8.00%
Year that the rate reaches the ultimate trend
N/A
N/A
Assumed health care cost trend rates have a significant effect on the
1% point
amounts reported for health care plans. A 1% point change in assumed
1% point
increase
health care cost trend rates would have the following effect:
increase
–
Effect on total service and interest cost
–
2
Effect on post-retirement benefit obligation
–
1% point
1% point
decrease
decrease
–
Effect on total service and interest cost
–
(1)
Effect on post-retirement benefit obligation
–
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

33 Provision for pension and post-retirement
benefits (continued)
Plan assets
The weighted-average asset allocation of the Rand Refinery post retirement medical fund as at the end of the year, by asset category, is as follows:
Asset category
Debt securities
75%
90%
Cash
25%
10%
100%
100%
Cash flows
Post-retirement medical plan
Rand Refinery Limited does not make a contribution to the scheme as the scheme is closed to new members and the current members are retired.
Estimated future benefit payments
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
1
2006
–
1
2007
–
1
2008
–
2
2009
–
2
2010
–
9
Thereafter
3
North America Retiree Medical Plan
AngloGold Ashanti USA provides health care and life insurance benefits for certain retired employees under the AngloGold North
America Retiree Medical Plan (the Retiree Medical Plan). With effect from 31 December 1999, no additional employees were eligible to receive post-retirement benefits under the Retiree Medical Plan.
Curtailment accounting was applied at 31 December 1999.
The Retiree Medical Plan is a non-contributory defined benefit plan.
This plan is evaluated by independent actuaries on an annual basis.
It was last evaluated by independent actuaries in September 2005 who took into account reasonable long-term estimates of increases in health care costs and mortality rates in determining the obligations of
AngloGold Ashanti USA under the Retiree Medical Plan. The
evaluation of the Retiree Medical Plan reflected liabilities of $2m, R12m
(2004: $2m, R11m). The Retiree Medical Plan is an unfunded plan.
The Retiree Medical Plan is evaluated using the projected unit credit funding method. The company does not share in future cost increases and therefore the rate of compensation increase is not applicable.
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

33 Provision for pension and post-retirement
benefits (continued)
Information with respect to the Retiree Medical Plan is as
follows:
Change in benefit obligation
13
11
Balance at beginning of year
2
2
1
1
Interest cost
–
–
(1)
(1)
Benefit paid
–
–
(2)
1
Translation
–
–
11
12
Balance at end of year
2
2
(11)
(12)
Funded status at end of year
(2)
(2)
(11)
(12)
Net amount recognised
(2)
(2)
Net periodic pension and post-retirement benefit costs include:
1
1
Interest cost
–
–
1
1
Net periodic benefit cost
–
–
Assumptions used in calculating benefit obligations at the end of the year are as follows:
Discount rate
5.5%
6.0%
Benefits are fixed and independent from inflation and consequently health care increases are not relevant.
Assumed health care cost trend rates have a significant effect on the
1% point
amounts reported for health care plans. A 1% point change in
1% point
increase
assumed health care cost trend rates would have the following effect:
increase
–
Effect on total service and interest cost
–
1
Effect on post-retirement benefit obligation
–
1% point
1% point
decrease
decrease
–
Effect on total service and interest cost
–
(1)
Effect on post-retirement benefit obligation
–
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

33 Provision for pension and post-retirement
benefits (continued)
Cash flows
Contributions
No contributions are made to this fund since the fund is closed to new members and the current members are all retired.
Estimated future benefit payments
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
1
2006
–
1
2007
–
2
2008
–
1
2009
–
1
2010
–
6
Thereafter
2
North America Supplemental Employee Retirement Plan
Certain former employees of Minorco (USA) Inc. were covered under the Minorco (USA) Inc. Supplemental Employee Retirement Plan (The
SERP), a non-contributory defined benefit plan. The SERP was last evaluated by independent actuaries in 2005 who took into account long-term estimates of inflation, mortality rates in determining the obligation of AngloGold Ashanti USA under the SERP. This evaluation of the SERP reflected plan liabilities of $1m, R6m (2004: $1m, R6m).
The SERP is an unfunded plan and is evaluated by actuaries on an annual basis using the projected unit credit funding method.
Information with respect to the SERP is as follows:
Change in benefit obligation
6
6
Balance at beginning and end of year
1
1
(6)
(6)
Funded status at end of year
(1)
(1)
(6)
(6)
Net amount recognised
(1)
(1)
There is no net periodic pension and post-retirement cost during 2005 and 2004. The discount rate used to determine the benefit obligation at 31 December was 5.5% (2004: 6.0%).
No contributions are made to this fund since the fund is closed to new members and the current members are all retired.
Estimated future benefit payments
The pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid after 2010 and amount to $1m, R6m.
Nuclear Fuels South Africa (NUFCOR) – Retiree Medical Plan
The Nufcor South Africa Retiree Medical Plan (Mascom) is a defined benefit plan in respect of certain past qualifying employees. The accumulated post-employment medical aid obligation was determined by independent actuaries in September 2005 using the projected unit credit funding method. Movements that could impact the valuation between the interim date and the date of the balance sheet have been considered. The plan is fully funded.
2003
2005
Figures in million
2005
2003
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

2004
2005
Figures in million
2005
2004
SA Rands
US Dollars
33 Provision for pension and post-retirement
benefits (continued)
Information with respect to the Nufcor South Africa Retiree
Medical Plan is as follows:
Change in benefit obligation
2
2
Balance at beginning of year
–
–
–
(1)
Benefit paid
–
–
–
1
Actuarial loss
–
–
2
2
Balance at end of year
–
–
Change in plan assets
2
2
Fair value of plan assets at beginning of year
–
–
–
1
Expected return on plan assets
–
–
–
1
Employee contributions
–
–
–
(1)
Benefits paid
–
–
2
3
Fair value of plan assets at end of year
–
–
–
1
Funded status at end of year
–
–
–
1
Net amount recognised
–
–
Components of net periodic benefit cost
–
(1)
Expected return on plan assets
–
–
Assumptions
Assumptions used at year end are as follows:
Discount rate
7.75%
11.00%
Expected increase in health care costs
5.75%
9.00%
Expected return on plan assets
7.75%
11.00%
Assumed health care cost trend rates at 31 December:
Health care cost trend assumed for next year
5.75%
9.00%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)
5.75%
9.00%
Year that the rate reaches the ultimate trend
N/A
N/A
Assumed health care cost trend rates have a significant effect on the
1% point
amounts reported for health care plans. A 1% point change in assumed
1% point
increase
health care cost trend rates would have the following effect:
increase
–
Effect on total service and interest cost
–
–
Effect on post-retirement benefit obligation
–
1% point
1% point
decrease
decrease
–
Effect on total service and interest cost
–
–
Effect on post-retirement benefit obligation
–

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

2004
2005
Figures in million
2005
2004
SA Rands
US Dollars
33 Provision for pension and post-retirement
benefits (continued)
Cash flows
Contributions
No contributions are made to this fund since the fund is closed to new members and the current members are all retired.
Estimated future benefit payments
The medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid after 2010
and amount to $nil, R2m.
Plan assets
The weighted-average asset allocation of the Nufcor South Africa post-retirement medical fund as at the end of the year, by asset category, is as follows:
Asset category
Unit trust investment funds
100%
100%
Defined Contribution Funds
Contributions to the various retirement schemes are fully expensed during the year in which they are funded and the cost of contributing to retirement benefits for the year amounted to $31m, R199m (2004: $40m, R254m).
Australia
The region contributes to the Australian Retirement Fund for the provision of benefits to employees and their dependants on retirement, disability or death. The fund is a multi-industry national fund with defined contribution arrangements. Contribution rates by the operation on behalf of employees varies, with minimum contributions, meeting compliance requirements under the Superannuation Guarantee legislation.
Members also have the option of contributing to approved personal superannuation funds. The contributions by the operation are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements.
Namibia (Navachab)
Navachab employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual insurance company.
Both the company and the employees make contributions to this fund. AngloGold Ashanti seconded employees at Navachab remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti. The cost to the group of all these contributions amounted to $1m, R6m (2004: $1m, R6m) during the year.
Mali (Sadiola, Yatela and Morila)
The Malian operations do not have retirement schemes for employees. All employees (local and expatriate) contribute towards the Government social security fund, and the company also makes a contribution towards this fund. On retirement, Malian employees are entitled to a retirement benefit from the Malian government. Expatriate employees are reimbursed only their contributions to the social security fund.
AngloGold Ashanti seconded employees in Mali remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti. The cost to the group of all these contributions amounted to $2m, R12m (2004: $4m, R19m) during the year.
Tanzania (Geita)
Geita does not have a retirement scheme for employees. Tanzanian nationals contribute to the National Social Security Fund (NSSF) or the
Parastatal Provident Fund (PPF), depending on the employee’s choice, and the company also makes a contribution on the employee’s behalf to the same fund. On leaving the group, employees may withdraw their contribution from the fund. From July 2005, the company contributes to a supplemental provident fund which has been opened with the Parastatal Provident Fund (PPF). The company makes no contribution towards any retirement schemes for contracted expatriate employees that are members of a pension or provident fund. Contracted expatriate employees who are not members of a pension or provident fund contribute to the National Social Security Fund (NSSF) and the company also makes a contribution to the same fund on behalf of these employees. AngloGold Ashanti employees seconded in Tanzania remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti.

33
Provision for pension and post-retirement benefits (continued)
North America
AngloGold Ashanti USA sponsors a 401(k) savings plan whereby employees may contribute up to 17% of their salary, of which up to 5% is matched at a rate of 150% by AngloGold Ashanti USA. AngloGold Ashanti USA's contributions were $2m, R13m (2004: $2m, R13m) during the year ended 31 December 2005.
South America
The AngloGold Ashanti South America region operates a number of defined contribution arrangements for their employees. These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan). In December 2001, contributions commenced to a PGBL fund, a plan similar to the American 401 (k) type of plan. This plan is administered by Bradesco
Previdencia e Seguros (which assume the risk for any eventual actuarial liabilities).
In 2005, the local authorities approved the withdrawal of sponsorship to the previous portfolio administrator, Fundambras Sociedade de
Previdencia Privada. With this scheme, the actuarial risk was carried by the sponsors and AngloGold Ashanti mines in Brazil had to fund the
$10m, R61m in cash in order to have the process completed by 29 September 2005. From 1 October 2005, the PGBL fund is the only private pension plan sponsored by the group and contributions amounted to $1m, R6m (2004: $1m; R6m) during the year.
Ghana and Guinea
AngloGold Ashanti mines in Ghana and Guinea contribute to provident plans for their employees which are defined contribution plans. The funds are administered by Boards of Trustees and invest mainly in Ghana and Guinea governments' treasury instruments, fixed term deposits and other projects. The cost of these contributions were $3m, R20m (2004: $2m, R12m) for the year ended 31 December 2005.
South Africa
South Africa contributes to various industry-based pension and provident retirement plans which covers substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the group's assets. The cost of providing these benefits amounted to $19m, R122m (2004: $29m, R181m) during the year.
34 Deferred taxation
Deferred taxation
Deferred taxation relating to temporary differences is made up as follows:
Liabilities
9,088
9,424
Tangible assets
1,485
1,610
96
115
Inventories
18
17
445
189
Derivatives
30
79
160
312
Other
49
28
9,789
10,040
1,582
1,734
Assets
577
914
Provisions
144
102
358
1,099
Derivatives
173
63
1,042
841
Tax assets
132
184
159
112
Other
18
29
2,136
2,966
467
378
7,653
7,074
Net deferred taxation liability
1,115
1,356
Included in the balance sheet as follows:
–
279
Deferred tax asset
44
–
7,653
7,353
Deferred tax liabilities
1,159
1,356
7,653
7,074
Net deferred taxation liability
1,115
1,356
2004 2005 Figures in million 2005 2004
SA Rands
US Dollars
NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

34 Deferred taxation (continued)
The movement on the deferred tax balance is as follows:
3,929
7,653
Balance at beginning of year
1,356
589
–
(1)
Fair value adjustments
–
–
(572)
(732)
Income statement charge (note 13)
(115)
(107)
291
(377)
Taxation on other comprehensive income (note 29)
(58)
43
(5)
(68)
Tax on actuarial loss (note 29)
(11)
(1)
4,927
–
Acquisition of subsidiaries (note 37)
–
728
(8)
–
Disposal of subsidiaries (note 37)
–
(1)
(909)
599
Translation
(57)
105
7,653
7,074
Balance at end of year
1,115
1,356
35 Trade, other payables and deferred income
Non-current
21
87
Deferred income
14
4
21
87
(note 40)
14
4
Current
1,175
1,374
Trade creditors
216
209
56
–
Interest payable
–
10
980
815
Accruals
128
174
27
31
Amounts due to related parties
5
4
11
36
Deferred income
6
2
335
321
Unearned premiums on normal sale exempted contracts
51
59
45
134
Other creditors
21
8
2,629
2,711
(note 40)
427
466
Current trade and other payables are non-interest bearing and are normally settled within 60 days.
36 Cash generated from operations
745
(1,117)
(Loss) profit before taxation
(160)
97
Adjusted for:
6
267
Non-cash movements
41
4
1,055
1,744
Movement on non-hedge derivatives
262
181
2,423
3,203
Amortisation of tangible assets (notes 4, 10 and 17)
503
380
(144)
(153)
Deferred stripping
(24)
(21)
(318)
(155)
Interest receivable (note 3)
(25)
(49)
(80)
444
Operating special items
68
(12)
Finance costs and unwinding of decommissioning and restoration
563
690
obligations (note 8)
108
87
208
13
Amortisation of intangible assets (notes 18 and 19)
2
32
(160)
211
Fair value adjustment on option component of convertible bond
32
(27)
(776)
(714)
Movements in working capital
(108)
(84)
3,522
4,433
699
588
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

36 Cash generated from operations (continued)
Movements in working capital:
(1)
(1,086)
Increase in inventories
(123)
(56)
1
(46)
Decrease (increase) in trade and other receivables
23
(40)
(776)
418
(Decrease) increase in trade and other payables
(8)
12
(776)
(714)
(108)
(84)
37 Acquisitions and disposals of subsidiaries
Acquisitions and disposals can be summarised as follows:
17,603
–
Tangible assets
–
2,587
312
–
Intangible assets
–
49
526
–
Inventories
–
77
28
–
Other investments
–
5
302
–
Trade and other receivables
–
45
356
–
Cash and cash equivalents
–
51
(18)
–
Minority interests (note 30)
–
(3)
(1,333)
–
Borrowings
–
(195)
(415)
–
Provisions (notes 32 and 33)
–
(61)
(4,919)
–
Deferred taxation (note 34)
–
(727)
(1,612)
–
Trade and other payables
–
(233)
(25)
–
Taxation
–
(4)
10,805
–
Carrying value
–
1,591
–
–
Profit on disposal of subsidiary
–
–
10,805
–
Net purchase consideration
–
1,591
(9,297)
–
Non-cash settlement – shares
–
(1,366)
15
–
Deferred sale consideration
–
2
(356)
–
Cash and cash equivalents
–
(51)
(28)
–
Term deposits included in other investments
–
(5)
1,139
–
Net cash flow on (acquisition) disposal
–
171
(1,139)
–
Net cash flow on (acquisition) disposal can be summarised as follows:
–
(171)
(1,139)
–
Purchase of Ashanti Goldfields Company Limited
–
(171)
–
–
Deferred sale consideration of Freda-Rebecca
–
–
2004 2005 Figures in million Notes 2005 2004
SA Rands
US Dollars
NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

2004
2005
Figures in million
2005
2004
SA Rands
US Dollars
37 Acquisitions and disposals (continued)
Ashanti
Ashanti
Goldfields
Goldfields
Company
Company
Limited
Acquisition comprises the following:
Limited
17,639
–
Tangible assets (note 17)
–
2,592
312
–
Intangible assets (note 18)
–
49
28
–
Other investments
–
5
546
–
Inventories
–
80
312
–
Trade and other receivables
–
46
356
–
Cash and cash equivalents
–
51
(18)
–
Minority interests (note 30)
–
(3)
(1,343)
–
Borrowings
–
(197)
(425)
–
Provisions (notes 32 and 33)
–
(62)
(4,927)
–
Deferred taxation (note 34)
–
(728)
(1,635)
–
Trade and other payables
–
(236)
(25)
–
Taxation
–
(4)
10,820
–
Carrying value
–
1,593
–
–
Goodwill
–
–
10,820
–
Purchase consideration
–
1,593
(9,297)
–
Non cash settlement – shares
–
(1,366)
(356)
–
Cash and cash equivalents
–
(51)
(28)
–
Term deposits included in other investments
–
(5)
1,139
–
Cash flow on acquisition
–
171
Freda-
Freda-
Rebecca
Disposals comprise the following:
Rebecca
36
–
Tangible assets (note 17)
–
5
20
–
Inventories
–
3
10
–
Trade and other receivables
–
1
(10)
–
Borrowings
–
(2)
(10)
–
Provisions (note 32)
–
(1)
(8)
–
Deferred taxation (note 34)
–
(1)
(23)
–
Trade and other payables
–
(3)
15
–
Carrying value
–
2
–
–
Profit on disposal of subsidiary
–
–
15
–
Sale consideration
–
2
(15)
–
Deferred sale consideration
–
(2)
–
–
Cash flow on disposal
–
–
On 23 April 2004, the High Court of Ghana confirmed the scheme of arrangement between Ashanti Goldfields Company Limited and its shareholders pursuant to which AngloGold would acquire the entire issued ordinary share capital of Ashanti. The confirmation of the High
Court was lodged with the Registrar of Companies in Ghana on Monday,
26 April 2004, and the acquisition of Ashanti and the name change to
AngloGold Ashanti Limited became effective on 26 April 2004.
On 10 September 2004, AngloGold Ashanti confirmed its agreement to sell its entire interest in Ashanti Goldfields Zimbabwe Limited to Mwana
Africa Holdings (Pty) Limited for a deferred consideration of $2m, R15m.
The sole operating asset of Ashanti Goldfields Zimbabwe Limited is the
Freda-Rebecca Gold Mine.

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

38 Related parties
Details of material transactions with those related parties not dealt with elsewhere in the financial statements are summarised below:
Purchases
Amounts          Purchases
Amounts
by (from)
owed to (by)
by (from)
owed to (by)
related              related               related            related
parties              parties
parties            parties
Figures in million
2005
2004
US Dollars
Holding company Anglo American plc
5
1
5
–
Fellow subsidiaries of the Anglo American plc group
Anglo Coal – a division of Anglo Operations Limited
1                     –                     1
–
Boart Longyear Limited – mining services
(1)
5                     –
9
1
Haggie Steel Wire Rope Operations
(2)
8                     1                     9
–
Mondi Limited – timber
16                      2
16
2
Scaw Metals – a division of Anglo Operations Limited –
steel and engineering
6                      1                     5
1
The Tongaat-Hulett Group Limited
–                     –                      –
–
Joint ventures of AngloGold Ashanti Limited
BGM Management Company Pty Ltd
–                      –                     –
–
Geita Gold Mining Limited
–                      –                     –
–
Societé d’ Exploitation des Mines d’ Or de Sadiola S.A.
–                      –
1
–
Societé d’ Exploitation des Mines d’ Or de Yatela S.A.
–                      –                    1
–
Societé des Mines de Morila S.A.
(2)                     –                    (1)
–
SA Rands
Holding company Anglo American plc
30
7
34
–
Fellow subsidiaries of the Anglo American plc group
Anglo Coal – a division of Anglo Operations Limited
4
2
6
2
Boart Longyear Limited – mining services
(1)
30
–
60
6
Haggie Steel Wire Rope Operations
(2)
50
6
59
–
Mondi Limited – timber
105
11
101
10
Scaw Metals – a division of Anglo Operations Limited –
steel and engineering
40                      4
32
5
The Tongaat-Hulett Group Limited
1
–
–
–
Joint ventures of AngloGold Ashanti Limited
BGM Management Company Pty Ltd
1                     –                      –
–
Geita Gold Mining Limited
–                     –                    (2)
–
Societé d’ Exploitation des Mines d’ Or de Sadiola S.A.
(3)
1
5
2
Societé d’ Exploitation des Mines d’ Or de Yatela S.A.
3
–
6
1
Societé des Mines de Morila S.A.
(10)                     –                    (7)
1
Amounts owed to related parties are unsecured non-interest bearing and normally settled within 60 days.
(1) Anglo American plc sold their interest in Boart Longyear Limited with effect from 29 July 2005.
(2)
Haggie Steel Wire Rope Operation’s related party transactions, previously included in Scaw Metals – a division of Anglo Operations Limited. During the year, Haggie Steel Wire Rope Operations were unbundled and are now reported separately.
Directors and other key management personnel
Details relating to directors' emoluments and shareholdings in the company are disclosed in the remuneration and directors' reports. (Detailed on pages 113 to 126)
Compensation to key management personnel totalled $13m, R79m (2004: $9m, R55m). This total comprised short-term employee benefits of $11m, R69m (2004: $8m, R51m); post-employment benefits of $1m, R7m, (2004: $1m, R4m); and share-based payments of $1m, R3m
(2004: nil).
Shareholders
The principal shareholders of the company are detailed on page 118 and 265.

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

2004
2005
Figures in million
2005
2004
SA Rands
US Dollars
39 Contractual commitments and contingencies
Operating leases
At 31 December 2005, the group was committed to making the
following payments in respect of operating leases for amongst others, hire of plant and equipment and land and buildings.
Expiry within
347
209
– One year
33
62
147
163
– Between one and two years
26
26
223
127
– Between two and five years
20
39
4
2
– After five years
–
1
721
501
79
128
Finance leases
The group has finance leases for plant and equipment. These leases have terms of renewal but no purchase options and escalation clauses. Renewals are at the option of the specific entity that holds the lease. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:
Present
Present
value of
Minimum
Minimum
value of
payments            payments
payments          payments
2005
2005
SA Rands
US Dollars
28
44
Within one year
7
5
77
96
Within one year but not more than five years
15
12
2
2
More than five years
–
–
107
142
Total minimum lease payments
22
17
–
35
Less: amounts representing finance charges
5
–
107
107
Present value of minimum lease payments
17
17
Present
Present
value of
Minimum
Minimum
value of
payments            payments
payments          payments
2004
2004
SA Rands
US Dollars
23
39
Within one year
7
4
88
117
Within one year but not more than five years
20
16
7
10
More than five years
2
1
118
166
Total minimum lease payments
29
21
–
48
Less: amounts representing finance charges
8
–
118
118
Present value of minimum lease payments
21
21

39 Contractual commitments and contingencies
(continued)
Capital commitments
Acquisition of tangible assets
835 1,182 Contracted for 186 148
3,716 4,597 Not contracted for 725 658
4,551 5,779 Authorised by the directors 911 806
Allocated for:
Project expenditure
1,741 1,204 – within one year 190 308
833 671 – thereafter 106 148
2,574 1,875 296 456
Stay-in-business expenditure
818 3,628 – within one year 572 145
1,159 276 – thereafter 43 205
1,977 3,904 615 350
1 50 Share of underlying capital commitments of joint ventures 8 –
This expenditure will be financed from existing cash resources, cash from operations and future borrowings.
Contingent liabilities
The South African Department of Water Affairs and Forestry issued a new Directive on 1 November 2005 ordering the four mining groups,
Simmer and Jack Investments (Proprietary) Limited, Simmer and Jack
Mines Limited (collectively known as Simmers who purchased the
Buffelsfontein shafts from DRDGold Limited), Harmony Gold Mining
Company Limited, AngloGold Ashanti and Stilfontein Gold Mining
Company to share equally, the costs of pumping water at Stilfontein’s
Margaret Shaft. This follows an interdict application made by
AngloGold Ashanti in response to DRDGold Limited’s threat to cease funding the pumping of water at the Margaret and Buffelsfontein shafts, after placing Buffelsfontein, its subsidiary that operated the
North West operations, into liquidation on 22 March 2005. Simmers have purchased the Buffelsfontein shafts from DRDGold Limited and have assumed the environmental and water management liabilities associated with the Buffelsfontein shafts.
The directive also orders the mining companies to submit an
agreement and a joint proposal towards the long term sustainable management of water arising from the mining activities in the area. The group believes that it is not liable to fund these pumping costs but cannot make any assurances regarding the ultimate result until the
– – matter has been settled. – –
2004
2005
Figures in million
2005
2004
SA Rands US Dollars
NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

39 Contractual commitments and contingencies
(continued)
The group has identified a number of groundwater pollution sites at its current operations in South Africa. The group has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geological formation in
South Africa is however unknown. No sites have been remediated in
South Africa. Present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be
–
–
made for the obligation.
–
–
Following the decision to discontinue operations at Ergo in 2005, employees surplus to requirements have been terminated and
retrenchment packages settled. Ergo continues to retain various staff members to complete the discontinuance and the attendant
environmental obligations which are expected to be completed by
2015. The retained employees may resign, be transferred within the group, attain retirement age or be retrenched as their current position is made redundant. The group is currently unable to determine the
–
–
effects, if any, of any potential retrenchment costs.
–
–
The group has undertaken to re-export certain gold artifacts, temporarily imported into South Africa, for which custom and value added tax was waived. The group will be required to pay if it fails to comply with the re-export arrangements agreed with the South
8
34
African Revenue Service.
5
1
The group has provided surety in favour of the lender in respect of gold loan facilities to wholly-owned subsidiaries of Oro Group (Proprietary)
Limited, an associate of the group. The group has a total maximum liability, in terms of the suretyships of R100m. The suretyship
–
100
agreements have a termination notice period of 90 days.
16
–
Mineração Serra Grande S.A., the operator of the Crixas mine in
Brazil, has received assessments from the State of Goias tax inspection related to payments of sales taxes on gold deliveries for export. Serra Grande is owned by AngloGold Ashanti and Kinross
Gold Corporation in a 50:50 arrangement. AngloGold Ashanti
manages the operation and its attributable share of the assessment is approximately $29m, R184m. Mineração Serra Grande S.A. believes the assessments are in violation of federal legislation on sales taxes and that there is a remote chance of success for the State of Goias.
–
–
The assessment has been appealed.
–
–
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

39 Contractual commitments and contingencies
(continued)
A group of employees of Mining and Building Contractors (MBC), the
Obuasi underground developer, are claiming to be employees of the group. If successful there is the risk of some employees claiming rights
–
16
to share options.
3
–
Bayswater Construction and Mining Limited (BCM) has instituted court proceedings against Ashanti Goldfields Bibiani Limited (AGB). This matter concerns a contractual dispute. This matter is currently stayed on technical grounds as litigation cannot commence until arbitration has been concluded. A loss of $2m, R13m is considered likely and has been raised as a provision. The amount disclosed under contingent
–
17
liabilities is over and above the provision.
3
–
BCM claims against AGB, $1m, R6m in relation to a wall slip which
BCM considered that they have the exclusive right under their contract
–
6
to repair, but which was awarded by AGB to a third party.
1
–
The group has a potential liability at Navachab in Namibia to pay the outstanding capital cost of the water pipeline and electricity supply in case of mine closure prior to 2019. Based on current life-of-mine business plans, the group believes the likelihood of this potential
1
1
liability being realised to be more than remote but less than likely.
–
–
Sierra Club and Mineral Policy Center filed two lawsuits against Cripple
Creek & Victor Gold Mining Company, AngloGold Ashanti (Colorado)
Corp., AngloGold Ashanti North America Inc., and Golden Cycle Gold
Corporation alleging various past and ongoing violations of the federal
Clean Water Act at the Cresson Project near Victor, Colorado. The defendants dispute that there have been or that there are ongoing violations of the Clean Water Act, and have been vigorously defending themselves. The trial is scheduled February 2006. Without conceding any liability but in an attempt to resolve these matters without the cost and expense of trial the parties have held settlement discussions and the defendants have offered approximately $0.5m, R3m to
conduct on-the-ground activities and pay some of plaintiffs costs.
–
3
At this time, no settlement has been reached.
1
–
Pursuant to the assignment of equipment leases to Queenstake
Resources USA Inc., as a result of the sale of Jerritt Canyon effective
30 June 2003, AngloGold Ashanti USA has become secondarily liable in the event of a default by Queenstake Resources USA Inc. in performance of any of the lessee's obligations arising under the lease.
3
2
These agreements have an approximate term remaining of three years.
–
1
AngloGold Ashanti North America had a potential liability in respect of preference claims from a third party. This was in respect of gold shipments returned by the third party to AngloGold Ashanti North
America, which the bankruptcy trustee claimed should not have been returned and final shipments that should not have been paid, as the third party had filed for protection under Chapter 11 of the US
11
–
Bankruptcy Code. These claims were dismissed during 2005.
–
2
2004 2005 Figures in million 2005 2004
SA Rands
US Dollars
NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

39 Contractual commitments and contingencies
(continued)
Guarantees
The following amounts have been guaranteed and have been
recognised on balance sheet:
AngloGold Offshore Investments Limited a wholly-owned subsidiary of
AngloGold Ashanti has given a guarantee of 50% of the Nufcor
International Limited loan facility with RMB International (Dublin)
–
–
Limited amounting to $25m, R159m.
–
–
AngloGold Ashanti Limited and its wholly-owned subsidiary AngloGold
Ashanti Holdings plc have issued hedging guarantees to several counterparty banks in which they have guaranteed the due
performance by the Geita Management Company Limited (GMC) of its
obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. The guarantee shall remain in force until no sum remains to be paid under the hedging agreements and the Bank has irrevocably recovered or received all sums payable to it under the hedging agreements. The maximum potential amount of future
payments is all monies due, owing or incurred by GMC under or pursuant to the hedging agreements. At 31 December 2005 the
marked-to-market valuation of the GMC hedge book was negative
$172m, R1,090m of which $122m, R771m was raised on the balance
–
–
sheet and the remainder treated under the NPNS exemption.
–
–
The group has guaranteed all payments and other obligations of
AngloGold Ashanti Holdings plc regarding the convertible bonds issued during 2004 with a fiscal maturity date of 27 February 2009.
The bonds issued amounted to $1billion at 2.375%. The group’s obligations regarding the guarantee will be direct, unconditional and unsubordinated.
The group has issued gold delivery guarantees to several
counterparty banks in which it guarantees the due performance of its wholly-owned subsidiaries AngloGold Ashanti USA Inc. and
AngloGold Ashanti South America under their respective gold
–
–
hedging agreements.
–
–
The group, together with its wholly-owned subsidiary, AngloGold
Ashanti Holdings plc, has provided guarantees to several counterparty banks for the hedging commitments of its wholly owned subsidiary
Ashanti Treasury Services Limited (ATS). At 31 December 2005, the
marked-to-market valuation of the ATS hedge book was negative
$723m, R4,591m, of which $112m, R711m was raised on the balance
–
–
sheet while the remainder was treated under the NPNS exemption.
–
–
23
179
29
4
2004
2005
Figures in million
Notes
2005
2004
SA Rands
US Dollars

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

40
Financial risk management activities
In the normal course of its operations, the group is exposed to gold price, currency, interest rate, liquidity and credit risks. In order to manage these risks, the group may enter into transactions which make use of both on- and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for trading purposes. The group has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures.
Controlling risk in the group
The Executive Committee and the Treasury Committee are responsible for risk management activities within the group. The Treasury
Committee, chaired by the independent chairman of the AngloGold Ashanti Audit and Corporate Governance Committee, comprising executive members and treasury executives, reviews and recommends to the Executive Committee all treasury counterparts, limits, instruments and hedge strategies. The treasurer is responsible for managing investment, gold price, currency, liquidity and credit risk. Within the treasury function, there is an independent risk function, which monitors adherence to treasury risk management policy and counterpart limits and provides regular and detailed management reports.
The financial risk management objectives of the group are defined as follows:
•
Safeguarding the group core earnings stream from its major assets through the effective control and management of gold price risk, foreign exchange risk and interest rate risk;
•
Effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;
•
Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts;
•
Ensuring that all contracts and agreements related to risk management activities are coordinated, consistent throughout the group and comply where necessary with all relevant regulatory and statutory requirements.
Gold price and currency risk and cash flow hedging
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The gold market is predominately priced in US dollars which exposes the group to the risk that fluctuations in the SA rand/US dollar, Brazilian real/US dollar, Argentinian peso/US dollar and Australian dollar/US dollar exchange rates may also have on current or future earnings.
A number of products, including derivatives, are used to manage well-defined gold price and foreign exchange risks that arise out of the group's core business activities. Forward-sales contracts and call and put options are used by the group to protect itself from downward fluctuations in the gold price. These derivatives may establish a minimum price for a portion of future production while the group maintains the ability, to benefit from increases in the spot gold price for the majority of future gold production. At year end, hedge cover was at 35% of five years production.
Some of the instruments described above are designated and accounted for as cash flow hedges. The hedge forecast transactions are expected to occur over the next 10 years, in line with the maturity dates of the hedging instruments and will affect profit and loss simultaneously in an equal and opposite way. The fair value of all instruments so designated at the balance sheet date is a negative $338m, R2,142m.
Net delta open hedge position as at 31 December 2005
The group had the following net forward-pricing commitments outstanding against future production.
Summary: All open contracts in the group's commodity hedge position as at 31 December 2005
Year
2006
2007
2008
2009
2010
2011-2015
Total
US Dollar/Gold
Forward contracts
Amount (kg)
8,592 25,469 30,076 26,288 16,328 37,239 143,992
$/oz $279 $357 $365 $380 $382 $411 $375
Put options purchased
Amount (kg)
8,592 1,455 10,047
$/oz $345 $292 $337
Put options sold
Amount
(kg) 6,532 855
1,882               1,882                7,527
18,678
$/oz $389 $390
$400               $410                 $435                $411
Call options purchased
Amount (kg)
12,144 6,357 18,501
$/oz $346 $344 $345
Call options sold
Amount (kg)
32,157 32,544 32,500 31,194 28,054 72,911 229,360
$/oz $386
$387                $393                 $418                $429                $497                $432

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

40
Financial risk management activities (continued)
Summary: All open contracts in the group's commodity hedge position as at 31 December 2005
Year
2006
2007
2008
2009
2010
2011-2015
Total
Rand/Gold
Forward contracts
Amount (kg)
2,449
933
3,382
R/kg
R97,520
R116,335
R102,711
Put options purchased
Amount (kg)
1,875
1,875
R/kg
R93,602
R93,602
Put options sold
Amount (kg)
2,333
2,333
R/kg
R93,713
R93,713
Call options sold
Amount (kg)
3,306
311
2,986
2,986
2,986
12,575
R/kg
R102,447
R108,123
R202,054
R216,522
R230,990
R183,851
Australian Dollar/Gold
Forward contracts
Amount (kg)
(3,110)
(1)
6,843
2,177
3,390
3,110
12,410
A$/oz
A$625
A$640
A$665
A$656
A$684
A$664
Call options purchased
Amount (kg)
3,110
3,732
3,110
1,244
3,110
14,306
A$/oz
A$673
A$668
A$680
A$694
A$712
A$684
Total net gold
Delta (kg)
(2)
23,848
56,229
59,740
57,703
42,074
97,482
337,076
Delta (oz)
(2)
766,730
1,807,802
1,920,683
1,855,192
1,352,709
3,134,115
10,837,231
(1)
Indicates a long position resulting from forward purchase contracts. The group enters into forward purchase contracts as part of its strategy to actively manage and reduce the size of the hedge book.
(2)
The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2005.
US Dollar/Silver
Put options purchased
Amount (kg)
43,545
43,545
43,545
130,635
$/oz
$7.11
$7.40
$7.66
$7.39
Put options sold
Amount (kg)
43,545
43,545
43,545
130,635
$/oz
$6.02
$5.93
$6.19
$6.05
Call options sold
Amount (kg)
43,545
43,545
43,545
130,635
$/oz
$8.11
$8.40
$8.64
$8.38

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

40
Financial risk management activities (continued)
Summary: All open contracts in the group’s currency hedge position as at 31 December 2005
Year 2006
2007
2008
2009
2010
2011-2015
Total
Rand/US Dollar (000)
Put options purchased
Amount ($)
60,000
60,000
R per $
R6.89
R6.89
Put options sold
Amount ($)
60,000
60,000
R per $
R6.56
R6.56
Call options sold
Amount ($)
60,000
60,000
R per $
R7.28
R7.28
Australian Dollar (000)
Forward contracts
Amount ($)
59,149
59,149
$ per A$
$0.75
$0.75
Put options purchased
Amount ($)
80,000
80,000
$ per A$
$0.73
$0.73
Put options sold
Amount ($)
80,000
80,000
$ per A$
$0.76
$0.76
Call options sold
Amount ($)
130,000
130,000
$ per A$
$0.72
$0.72
Brazilian Real/US Dollar (000)
Forward contracts
Amount ($)
24,000
4,000
28,000
BRL per $
BRL3.18
BRL3.31
BRL3.20
Call options sold
Amount ($)
20,000
20,000
BRL per $
BRL3.29
BRL3.29
The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continually reviewed in the light of changes in operational forecasts, market conditions and the group's hedging policy.
Forward sales contracts require the future delivery of gold at a specified price.
A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.
A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on a predetermined date.
The marked-to-market value of all derivatives, irrespective of accounting designation, making up the hedge position was negative $1.94bn
(negative R12.32bn) as at 31 December 2005 (as at 31 December 2004: negative $1.16bn, negative R6.58bn). These values were based on a gold price of $517.00/oz, exchange rates of $1 = R6.305 and A$1 = $0.7342 and the prevailing market interest rates and volatilities at 31
December 2005.

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

40
Financial risk management activities (continued)
Interest rate and liquidity risk
Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risk.
In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns while minimising risks.
The group is able to actively source financing at competitive rates.
The syndicated $600m facility was repaid on 4 February 2005, and a new three year $700m syndicated facility was signed in January 2005, with an interest rate of LIBOR plus 0.4% per annum.
The group has sufficient undrawn borrowing facilities available to fund working capital requirements.
Cash and short-term loans advanced
Fixed rate
Floating rate
investment
Effective
investment
Effective
amount
rate
amount                   rate
Maturity date
Currency
million
%
million
%
All less than one year
USD
9
3.8
64
3.6
ZAR
52
6.0
12
5.9
AUD
22
5.4
30
6.0
EUR
1
3.8
5
2.5
HKD
1
1.8
BRL
10
19.0
ARS
2
5.1
NAD
45
7.5
Borrowing maturity profile (note 31)
Between
Between
Within one year
one and two years
two and five years
Borrowings
Effective
Borrowings
Effective
Borrowings
Effective
amount
rate
amount
rate
amount
rate
Currency
million
%
million
%
million
%
$
47
5.0
10
5.3
1,383
3.3
ZAR
894
(1)
7.4
1,989
10.5
Interest-rate risk
Fixed for less
Fixed for between
Fixed for greater
than one year
one and three years
than three years
Total
Borrowings
Effective
Borrowings
Effective
Borrowings
Effective
borrowings
amount
rate
amount
rate
amount
rate           amount
Currency
million
%
million
%
million
%
million
$
501
5.3
22
5.3
917
2.4
1,440
ZAR
894
(1)
7.4
1,989
10.5
2,883
(1) Includes R73m interest accrual on the corporate bond as at 31 December 2005.
Interest on financial instruments classified as floating rate is repriced at intervals of less than one year. Interest on financial instruments classified as fixed rate is fixed until the maturity of the instrument. The other financial instruments of the group that are not included in the tables above are non-interest bearing and are therefore not subject to interest rate risk.

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

40
Financial risk management activities (continued)
Interest rate swaps
The group previously entered into a convertible interest rate swap. The swap was a derivative instrument as defined by IAS39 and had been designated as a fair value hedge. The swap hedged the group’s exposure to fair value changes on the $1 billion convertible bonds attributable to changes in interest rates and had the effect of swapping the 2.375% fixed coupon into a LIBOR-based floating rate. As the swap was considered an integral part of the bond, the interest expense on the convertible bonds, for the portion of the year that the swap was in place, is disclosed after adjusting such expense for the interest income and expense under the swap.
The swap was unwound during September 2005. Since then the carrying value of the bond was no longer adjusted for changes in fair value attributable to the hedged interest rate risk. At that point the amortisation profile was recalculated to a new effective interest rate that will result in the bond being amortised up to redemption value by maturity.
The group had vanilla interest rate swap agreements to convert R750m of its R2,000m fixed-rate corporate bond to variable-rate debt. These interest rate swaps ran over the term of the bond and received interest at a fixed rate of 10.5% and paid floating JIBAR (reset quarterly) plus a spread of 0.915%.
These swaps were unwound during April 2005. All changes in the fair value of the swaps up to that point are recorded in the income statement as the swaps were not designated as a hedge.
Credit risk
Credit risk arises from the risk that a counterpart may default or not meet its obligations timeously. The group minimises credit risk by ensuring that credit risk is spread over a number of counterparts. These counterparts are financial and banking institutions of good credit quality. Where possible, management tries to ensure that netting agreements are in place. The combined maximum credit risk exposure at the balance sheet date is $713m, R4,523m on a contract by contract basis. Credit risk exposure netted by counter parties amounts to $18m, R115m. No set-off is applied to the balance sheet due to the different maturity profiles of assets and liabilities.
Trade debtors mainly comprise banking institutions purchasing gold bullion. Normal market settlement terms are two working days. No impairment was recognised as the principal debtors continue to be in a sound financial position.
The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparts.
Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the group's financial instruments as at 31 December 2005 are as follows:

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

40
Financial risk management activities (continued)
Type of instrument
2005
2004
Carrying
Fair
Carrying
Fair
Figures in million
amount
value
Amount
Value
US Dollars
Financial assets
Other investments (note 20)
102 102 107 107
Other non-current assets (note 23) 13 13 17 17
Trade and other receivables (note 24) 109 109 143 143
Cash restricted for use (note 25) 8 8 26 26
Cash and cash equivalents (note 26) 209 209 289 289
Financial liabilities
Borrowings (note 31)
1,894 1,915 1,605 1,623
Trade, other payables and deferred income (note 35) 370 370 405 405
Derivatives comprise the following: (749) (2,029) (393) (1,217)
Forward sale commodity contracts (81) (909) (172) (666)
Option contracts (612) (1,058) (177) (507)
Foreign exchange contracts 6 6 16 16
Foreign exchange option contracts (5) (5) (2) (2)
Interest rate swaps 31 25 (2) (2)
Option component of convertible bond (88) (88) (56) (56)
SA Rands
Financial assets
Other investments (note 20)
645 645 608 608
Other non-current assets (note 23) 77 75 92 91
Trade and other receivables (note 24) 688 688 805 805
Cash restricted for use (note 25) 52 52 148 148
Cash and cash equivalents (note 26) 1,328 1,328 1,630 1,630
Financial liabilities
Borrowings (note 31)
12,015 12,147 9,062 9,523
Trade, other payables and deferred income (note 35) 2,354 2,354 2,283 2,283
Derivatives comprise the following: (4,751) (12,873) (2,218) (6,900)
Forward sale commodity contracts (517) (5,768) (972) (3,787)
Option contracts (3,883) (6,713) (998) (2,865)
Foreign exchange contracts 41 41 90 90
Foreign exchange option contracts (33) (33) (10) (10)
Interest rate swaps 197 156 (11) (11)
Option component of convertible bond (556) (556) (317) (317)
The fair value amounts include off balance sheet normal sale exempted contracts, which are not carried on the balance sheet and excluded from the carrying amount. All other derivatives are carried at fair value.
The amounts in the tables above do not necessarily agree with the totals in the notes referenced as only financial assets and liabilities are shown.
2005
Normal
Cash flow
Non-
sale
hedge
hedge
Figures in million
exempted
accounted
accounted
Total
US Dollars
Derivatives comprise the following: (1,280) (338) (411) (2,029)
Forward sale commodity contracts (828) (342) 261 (909)
Options contracts (446) (4) (608) (1,058)
Foreign exchange contracts – 8 (2) 6
Foreign exchange option contracts – – (5) (5)
Interest rate swaps (6) – 31 25
Option component of convertible bond – – (88) (88)

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

40
Financial risk management activities (continued)
Type of instrument (continued)
2004
Normal
Cash flow
Non-
sale
hedge
hedge
Figures in million
exempted
accounted
accounted
Total
US Dollars
Derivatives comprise the following:
(824)
(238)
(155)
(1,217)
Forward sale commodity contracts
(494)
(252)
80
(666)
Options contracts
(330)
(1)
(176)
(507)
Foreign exchange contracts
–
15
1
16
Foreign exchange option contracts
–
–
(2)
(2)
Interest rate swaps
–
–
(2)
(2)
Option component of convertible bond
–
–
(56)
(56)
2005
Normal
Cash flow
Non-
sale
hedge
hedge
Figures in million
exempted
accounted
accounted
Total
SA Rands
Derivatives comprise the following:
(8,122)
(2,142)
(2,609)
(12,873)
Forward sale commodity contracts
(5,251)
(2,170)
1,653
(5,768)
Options contracts
(2,830)
(22)
(3,861)
(6,713)
Foreign exchange contracts
–
50
(9)
41
Foreign exchange option contracts
–
–
(33)
(33)
Interest rate swaps
(41)
–
197
156
Option component of convertible bond
–
–
(556)
(556)
2004
Normal
Cash flow
Non-
sale
hedge
hedge
Figures in million
exempted
accounted
accounted
Total
SA Rands
Derivatives comprise the following:
(4,682)
(1,342)
(876)
(6,900)
Forward sale commodity contracts
(2,815)
(1,420)
448
(3,787)
Options contracts
(1,867)
(7)
(991)
(2,865)
Foreign exchange contracts
–
85
5
90
Foreign exchange option contracts
–
–
(10)
(10)
Interest rate swaps
–
–
(11)
(11)
Option component of convertible bond
–
–
(317)
(317)

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December 2005

40
Financial risk management activities (continued)
Derivative maturity profile
2005
Figures in million
Total
Assets
Liabilities
US Dollars
Total
(749)
713
(1,462)
Less: Amounts to mature within 12 months of balance sheet date
399
(675)
1,074
Amounts to mature between one and two years
117
(30)
147
Amounts to mature between two and five years
233
(8)
241
Amounts to mature thereafter
–
–
–
SA Rands
Total
(4,751)
4,523
(9,274)
Less: Amounts to mature within 12 months of balance sheet date
2,534
(4,280)
6,814
Amounts to mature between one and two years
745
(188)
933
Amounts to mature between two and five years
1,472
(55)
1,527
Amounts to mature thereafter
–
–
–
2004
Figures in million
Total
Assets
Liabilities
US Dollars
Total
(393)
677
(1,070)
Less: Amounts to mature within 12 months of balance sheet date
43
(490)
533
Amounts to mature between one and two years
246
(128)
374
Amounts to mature between two and five years
97
(59)
156
Amounts to mature thereafter
(7)
–
(7)
SA Rands
Total
(2,218)
3,822
(6,040)
Less: Amounts to mature within 12 months of balance sheet date
240
(2,767)
3,007
Amounts to mature between one and two years
1,389
(725)
2,114
Amounts to mature between two and five years
552
(330)
882
Amounts to mature thereafter
(37)
–
(37)
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Trade and other receivables, cash restricted for use, cash and cash equivalents and trade and other payables
The carrying amounts approximate fair value because of the short-term duration of these instruments.
Investments and other non-current assets
Listed investments are carried at fair value while unlisted investments are carried at amortised cost. The fair value of unlisted investments and other non-current assets has been calculated using market interest rates.
Borrowings
The fair values of listed fixed rate debt and the convertible bonds are shown at their closing market value. The remainder of debt re-prices on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
Derivatives
The fair values of derivatives are estimated based on the ruling market prices, volatilities and interest rates as at 31 December 2005.
The group uses the Black-Scholes option pricing formula to value option contracts. One of the inputs into the model is the level of volatility.
These volatility levels are themselves not exchange traded and are not observable generally in the market. The group uses volatility input supplied by leading market participants (international banks). The group believes that no other possible alternative would result in significantly different fair value estimations.

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

41
Changes to comparative information
Change in
accounting policies
Reclassifications
Equity      Change
Fair
portion
in
Ergo
Balance
value
of the
accounting
treated
per
adjustment
convertible
treatment
as a
annual
on option
bond
for
dis-
Revised
financial component
reallocated
actuarial
Other
continued
2004
statements
of to
deriva-
gains
and
reclassifi-
opera-
com-
US Dollar million
2004
bond
(1)
tives
(1)
losses
cations
tion
(2)
Rounding
parative
Income statement
Revenue
(3)
2,521                –               –                –                5
(92)
–
2,434
Gold
income
2,396                –               –                –                –
(87)
–
2,309
Cost
of
sales
(2,022)
–               –                –                –
98                –
(1,924)
Non-hedge derivative loss
(4)
–                –               –                –
(142)
–                –
(142)
Gross profit
(4)
374                –               –                –
(142)
11                –
243
Corporate administration and
other
expenses
(51)
–               –                –               –               –                 –
(51)
Market
development
costs
(15)
–               –                –               –               –                 –
(15)
Exploration
costs
(44)
–               –                –               –               –                 –
(44)
Amortisation
of
intangible
assets
(31)
–               –                –               –               –                 –
(31)
Impairment of tangible assets
(5)
(1)
–               –                –               1               –                 –
–
Non-hedge derivative loss
(4)
(142)
–               –                –
142               –                 –
–
Other net operating expenses
(6)
(12)
–               –                –               1
–               (1)
(12)
Other operating income
(6)
1                –               –                –             (1)
–                 –
–
Operating special items
(5) (8)
–
–               –                –
12
–                 –
12
Operating profit
79                –               –                –
13
11              (1)
102
Interest received
(3)
44                –               –                –               5                –                –
49
Other net income
(3) (7)
9                –               –                –              (9)
–                 –
–
Exchange gain
(7)
–                –               –                –                4               –                 –
4
Profit on disposal of assets and subsidiaries
(8)
13                –               –                –
(13)               –                 –
–
Fair value adjustment on option
component
of
convertible
bond
–
27                –                –               –                –                 –
27
Finance costs and unwinding of
decommissioning
obligations
(87)
–                –                –               –                –                 –
(87)
Fair value gains on interest rate
swaps
2                –                –                –               –                –                 –
2
Share of associates profit
(9)
–                –                –                –               –                –                 –
–
Profit before taxation
60
27                 –                –              –
11               (1)
97
Taxation
40                –                –                 –              –               –                 1
41
Profit after taxation from
continuing operations
100
27                 –                –              –
11                –
138
Discontinued operations
Loss for the year for
discontinued
operations
–              –                  –                –              –
(11)
–
(11)
Profit for the year
100
27                 –                –              –                 –                –
127
Allocated as follows
Equity
shareholders
of
the
parent
81
27                 –                –               –                –                –
108
Minority
interests
19                –                –                –               –                –                –
19
100
27                 –                –               –                –                –
127
(1)
The convertible bonds were previously accounted for as compound financial instruments, part equity and part liability. The equity component was not remeasured for changes in fair value. Convertible bonds are now accounted for entirely as a liability, with the option component disclosed as a derivative liability, carried at fair value. Changes in such fair value are recorded in the income statement.
(2)
Ergo reclassified as a discontinued operation from 1 February 2005 as it has reached the end of its useful life.
(3) Growth in AngloGold Environmental Rehabilitation Trust Fund reclassified to be included in interest received. Interest received is included in revenue.
(4) Non-hedge derivative loss reclassified to be included in gross profit.
(5) Impairment of tangible assets reclassified to operating special items.
(6) Other operating income reclassified to other net operating expenses.
(7)
Exchange gain reclassified to be reported separately on the face of the income statement.
(8) Profit on disposal of assets and subsidiaries reclassified to operating special items.
(9) Share of associates profit reclassified from other net income to comply with IAS 28.

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

41
Changes to comparative information (continued)
Change in
accounting policies
Reclassifications
Equity      Change
Fair
portion
in
Ergo
Balance
value
of the
accounting
treated
per
adjustment
convertible
treatment
as a
annual
on option
bond
for
dis-
Revised
financial component
reallocated
actuarial         Other
continued
2004
statements
of     to
deriva-
gains
and
reclassifi-
opera-
com-
SA Rands million
2004
bond
(1)
tives
(1)
losses      cations
tion
(2)
Rounding
parative
Income statement
Revenue
(3)
16,150                –               –                –
33 (591) – 15,592
Gold income
15,348                –               –                –               –
(560) – 14,788
Cost of sales (12,933)
–               –                –               –
628               –
(12,305)
Non-hedge derivative loss
(4)
–               –               –                 –
(786)
–                –
(786)
Gross profit
(4)
2,415                –               –                –
(786)
68                –
1 697
Corporate administration and
other expenses
(331)
–               –                –               –                 –                –
(331)
Market development costs (100)
–               –                –               –                 –                –
(100)
Exploration costs (283)
–               –                –               –                 –                –
(283)
Amortisation of intangible assets (200)
–               –                –               –                 –                –
(200)
Impairment of tangible assets
(5)
(8)
–               –                –               8                 –                –
–
Non-hedge derivative loss
(4)
(786)
–               –                –
786                 –                –
–
Other net operating expenses
(6)
(78)
–               –                –               9                 –                –
(69)
Other operating income
(6)
9               –                –                –             (9)                 –                –
–
Operating special items
(5) (8)
–               –                –                –
80                 –                –
80
Operating profit
638               –                –                –
88
68                 –
794
Interest received
(3)
285                –                –                –
33                 –                –
318
Other net income
(3) (7)
59               –                –                –
(59)
–                 –
–
Exchange gain
(7)
–               –                –                –
25                 –                 –
25
Profit on disposal of assets and subsidiaries
(8)
88               –                –                –
(88)                –                 –
–
Fair value adjustment on option
component
of convertible bond –
160                –                –               –                 –                 –
160
Finance costs and unwinding of
decommissioning
obligations (563)
–                –                –               –                 –                 –
(563)
Fair value gains on interest rate
swaps
10                –                –               –               –                 –                 –
10
Share of associates profit
(9)
–                –                –               –              1                  –                 –
1
Profit before taxation 517
160                –                –                –
68                  –
745
Taxation
174                –                –                –               –                5                    –
179
Profit after taxation from
continuing operations
691
160                –                –               –
73                 –
924
Discontinued operations
Loss for the year from
discontinued
operations
–               –                –                –                –
(73) – (73)
Profit for the year 691
160                –                –                –                –                 –
851
Allocated as follows
Equity
shareholders of parent 567
160                –                 –                –               –                  1
728
Minority interests
124               –                 –                 –                –               –                (1)
123
691
160                –                 –                –               –                  –
851

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

41
Changes to comparative information (continued)
Change in
Restate-
accounting policies
Reclassifications
ment
Equity     Change
Fair
portion
in
Ergo
Balance
value
of the accounting
treated
per adjustment convertible
treatment
as a
annual
on option
bond
for
dis-
Tax
Revised
financial component reallocated
actuarial
Other
continued
rate
2004
statements
of to
deriva-
gains and
reclassifi-
opera-
conces-
com-
US Dollar million
2004
bond
(1)
tives
(1)
losses
(2)
cations
tion
sion
(3)
Rounding
parative
Balance sheet
Assets
Non-current assets
Tangible assets
(4)
5,880              –                –             –              8                –             –
–
5,888
Intangible
assets
416              –                –             –              –                –
20
(1)
435
Investments
in
associates
8              –                –             –              –                –             –
–
8
Other investments
(4) (5)
40              –                –             –
67                –             –
–
107
Inventories
(6)
22              –                –             –
13                –             –
–
35
Derivatives
187              –                –             –              –                –             –
–
187
Trade and other receivables
(7)
–              –                –             –
10                –             –
–
10
Other non-current assets
(5) (8)
106              –                –
(20)
(68)
–             –
–
18
6,659              –                –
(20)
30                –
20
(1)
6,688
Current assets
Inventories
(6)
419              –                –              –
(13)               –             –
–
406
Trade and other receivables
(7)
309              –                –              –             (8)               –             –
1
302
Derivatives
490              –                –              –               –               –             –
–
490
Current
portion
of
other
non-current
assets
1              –                –              –               –               –             –
–
1
Cash restricted for use
(5) (9)
–              –                –              –
26                –             –
–
26
Cash and other cash equivalents
(9)
312              –                 –             –
(23)
–             –
–
289
1,531              –                 -             –
(18)               –             –
1
1,514
Total assets
8,190              –                 –
(20)
12                 –
20
–
8,202
EQUITY AND LIABILITIES
Share
capital
and
premium
3,364              –                –              –              –                –             –
–
3,364
Retained earnings and other reserves
(135)
25
(82)
(22)
–
–
–
1
(213)
Shareholders' equity
3,229
25
(82)
(22)
–
–
–
1
3,151
Minority
interests
58              –                 –              –             –                –             –
–
58
Total
equity
3,287
25
(82)
(22)              –               –              –
1
3,209
Non-current liabilities
Borrowings
1,286               –              –              –               –               –              –
–
1,286
Environmental rehabilitation and
other provisions
(10)
231               –              –              –             (1)               –              –
–
230
Provision for pension and post-
retirement benefits
(8) (10)
171               –              –
13
13                –             –
–
197
Trade, other payables and deferred
income
(11)
–
–
–
–
4
–
–
–
4
Derivatives
481
(25)
82               –              –               –              –
(1)
537
Deferred
taxation
1,347               –               –
(11)             –                –
20
–
1,356
3,516            (25)
–               2             16               –           20
(1)
3,610
Current liabilities
Trade, other payables and deferred
income
(11)
470              –               –               –            (4)                –             –
–
466
Current
portion
of
borrowings
319              –               –               –              –                –             –
–
319
Derivatives
533              –               –               –              –                –             –
–
533
Taxation
65              –               –               –              –                –             –
–
65
1,387              –               –               –            (4)                –             –
–
1,383
Total
liabilities
4,903           (25)
82              2            12                 –           20
(1)
4,993
Total equity and liabilities
8,190              –               –
(20)
12                  –
20
–
8,202
(1)
The convertible bonds were previously accounted for as compound financial instruments, part equity and part liability. The equity component was not remeasured for changes in fair value. Convertible bonds are now accounted for entirely as a liability, with the option component disclosed as a derivative liability, carried at fair value. Changes in such fair value are recorded in the income statement.
(2) The AngloGold Ashanti group has adopted IAS 19 (revised) whereby actuarial gains and losses are recognised through equity reserves.
(3) Restatement of deferred tax asset being tax rate concession in Ghana, to intangible assets in terms of IAS 38.
(4) Investment properties included in other investments, reclassified to tangible assets.
(5)
Fixed-term deposits held by the AngloGold Environmental Rehabilitation Trust Fund and Environmental Protection Bond reclassified to other investments and restricted cash from other non-current assets.
(6) Reclassification of inventories from current to non-current assets.
(7) Reclassification of trade and other receivables from current to non-current assets.
(8) Reclassification of AngloGold Ashanti Pension Fund credit balance from other non-current assets to provisions for pension and post-retirement benefits.
(9) Reclassification from cash and cash equivalents to cash restricted for use.
(10) Reclassification of North America Pension Plan from other provisions to retirement provisions.
(11) Reclassification of deferred income from current to non-current trade and other payables.

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

41
Changes to comparative information (continued)
Change in
Restate-
accounting policies
Reclassifications
ment
Equity Change
Fair
portion
in
Ergo
Balance
value
of the accounting
treated
per adjustment convertible
treatment
as a
annual
on option
bond
for
dis-
Tax
Revised
financial component reallocated
actuarial
Other
continued
rate
2004
statements
of   to
deriva-
gains
and
reclassifi-
opera-
conces-
com-
SA Rand million
2004
bond
(1)
tives
(1)
losses
(2)
cations
tion
sion
(3)
Rounding
parative
Balance sheet
ASSETS
Non-current assets
Tangible assets
(4)
33,195            –                –              –
44              –              –
–
33,239
Intangible
assets
2,347            –                –              –              –              –
111
–
2,458
Investments in associates
43             –                –              –              –              –               –
–
43
Other investments
(4) (5)
223             –                –              –
385              –               –
–
608
Inventories
(6)
124             –                 –             –
78              –               –
–
202
Derivatives
1,055             –                 –             –               –              –              –
–
1,055
Trade and other receivables
(7)
–             –                 –             –
55              –               –
–
55
Other non-current assets
(5) (8)
601             –                 –
(113)
(387)
–              –
–
101
37,588             –                 –
(113)
175               –
111
–
37,761
Current assets
Inventories
(6)
2,363             –                 –              –
(78)             –               –
–
2,285
Trade and other receivables
(7)
1,747             –                 –              –
(48)             –               –
1
1,700
Derivatives
2,767             –                 –              –               –             –               –
–
2,767
Current
portion
of
other non-current assets
5             –                 –              –               –             –               –
–
5
Cash restricted for use
(5) (9)
–             –                 –              –
148               –               –
–
148
Cash and cash equivalents
(9)
1,758             –                  –              –
(128)
–               –
–
1,630
8,640             –                  –              –
(106)              –               –
1
8,535
Total assets
46,228             –                  –
(113)
69               –
111
1
46,296
EQUITY AND LIABILITIES
Share capital and premium
18,987             –                  –              –             –              –               –
–
18,987
Retained earnings and other reserves
(759)
147
(463)
(122)
–
–
–
–
(1,197)
Shareholders' equity
18,228
147
(463)
(122)
–
–
–
–
17,790
Minority
interests
327              –                 –              –             –               –              –
–
327
Total
equity
18,555
147
(463)
(122)
–               –              –
–
18,117
Non-current liabilities
Borrowings
7,262              –                –             –              –               –               –
–
7,262
Environmental rehabilitation and other
provisions
(10)
1,297              –                –              3            (6)               –              –
–
1,294
Provision for pension and post-retirement
benefits
(8) (10)
968              –                –
69
75               –              –
–
1,112
Trade, other payables and deferred
income
(11)
–
–
–
–
21
–
–
–
21
Derivatives
2,716
(147)
463               –              –               –              –
1
3,033
Deferred
taxation
7,605               –               –
(63)
–               –
111
–
7,653
19,848          (147)
463
9             90
–          111
1
20,375
Current liabilities
Trade, other payables and deferred
income
(11)
2,650               –              –               –
(21)              –
–
–
2,629
Current portion of borrowings
1,800               –              –               –              –               –              –
–
1,800
Derivatives
3,007               –              –               –              –               –              –
–
3,007
Taxation
368               –              –               –              –               –              –
–
368
7,825               –              –               –
(21)              –              –
–
7,804
Total liabilities
27,673
(147)
463
9
69
–
111
1
28,179
Total equity and liabilities
46,228               –              –
(113)
69               –
111
1
46,296

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

41
Changes to comparative information (continued)
Change in
accounting policies
Reclassifications
Equity      Change
Fair
portion
in
Ergo
Balance
value
of the
accounting
treated
per
adjustment
convertible
treatment
as a
annual
on option
bond
for
dis-
Revised
financial component
reallocated
actuarial
Other
continued
2004
statements
of to
deriva-
gains
and
reclassifi-
opera-
com-
US Dollar million
2004
bond
(1)
tives
(1)
losses
cations
tion
(2)
Rounding
parative
Cash flow
Cash flows from operating activities
Receipts from customers
(3)
2,480                –                –               –
(56)
(92)              –
2,332
Payments to suppliers and employees
(1,895)
–
–
–
57
94
–
(1,744)
Cash
generated
from
operations
585                –                –               –                1                2              –
588
Cash utilised from discontinued operations
–
–
–
–
–
(2)
–
(2)
Interest received
(5)
37                –                –               –
(37)
–               –
–
Environmental, rehabilitation and other
expenditure
(6)
(24)               –                –               –               6                –               –
(18)
Finance costs
(5)
(72)               –                –               –
72                –               –
–
Taxation
paid
(34)               –                –               –               –                –               –
(34)
Net cash inflow from operating activities
492
–
–
–
42
–
–
534
Cash flows from investing activities
Capital expenditure
–
project
expenditure
(256)               –                –               –               –                –               –
(256)
–
stay-in-business
expenditure
(329)               –                –               –               –                –               –
(329)
Proceeds
from
disposal
of
tangible
assets
10                –                –               –               –                –               –
10
Other investments acquired
(6)
(20)               –                –               –
(10)
–                –
(30)
(Acquisition) disposal of subsidiaries net
of cash
(7)
(171)               –                –               –
171                –                –
–
(Acquisition) disposal of subsidiaries
(7)
–                –                –               –
(227)
–                –
(227)
Cash in subsidiary acquired
(7)
–                –                –               –
56                –                –
56
Cash restricted for use
(4) (6)
–                –                –               –              (6)               –                –
(6)
Interest received
(5)
–                –                –               –
37                –                –
37
Loans
advanced
(2)               –                –               –                –               –                –
(2)
Repayment
of
loans
advanced
85               –                –               –                –               –                –
85
Utilised
in
hedge
restructure
(123)               –                –               –                –               –                –
(123)
Net cash outflow from investing activities
(806)
–
–
–
21
–
–
(785)
Cash flows from financing activities
Proceeds
from
issue
of
share
capital
3                –                –               –                –               –               –
3
Share
issue
expenses
–                –                –               –                –               –               –
–
Proceeds
from
borrowings
1,077                 –                –               –                –              –               –
1,077
Repayment
of
borrowings
(818)                 –                 –               –                –              –               –
(818)
Finance costs
(5)
–                –                 –               –
(72)
–               –
(72)
Dividends
paid
(198)                 –                 –               –                –              –               –
(198)
Proceeds
from
hedge
restructure
40                –                 –               –                –              –               –
40
Net cash inflow (outflow) from financing
activities
104                –                 –                –
(72)               –               –
32
Net decrease in cash and cash
equivalents
(210)                –                 –                –            (9)                –
–
(219)
Translation
(8)
17               –                 –                –            (4)                –
–
13
Cash and cash equivalents at beginning
of
year
505                –                 –                –
(10)                –
–
495
Net cash and cash equivalents at end
of
year
312                –                 –                –
(23)                –
–
289

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

41
Changes to comparative information (continued)
Change in
accounting policies
Reclassifications
Equity     Change
Fair
portion
in
Ergo
Balance
value
of the
accounting
treated
per
adjustment
convertible
treatment
as a
annual
on option
bond
for
dis-
Revised
financial component
reallocated
actuarial
Other
continued
2004
statements
of    to  deriva-
gains
and
reclassifi-
opera-
com-
US Dollar million
2004
bond
(1)
tives
(1)
losses
cations
tion
(2)
Rounding
parative
Cash flow (continued)
Cash generated from operations
Profit
before
taxation
60
27                 –               –               –
11              (1)
97
Adjusted for:
Non-cash movements
(9)
3               –                  –              –                5            (5)
1
4
Movement
on
non-hedge
derivatives
185               –                  –              –                –            (4)
–
181
Amortisation
of
tangible
assets
380                –                  –              –                –               –               –
380
Deferred
stripping
(21)              –                  –              –                –               –               –
(21)
Interest received
(9)
(44)              –                  –              –              (5)
–               –
(49)
Operating special items
(10) (11)
–
–                 –               –
(12)
–               –
(12)
Finance costs and unwinding of
decommissioning
obligations
87               –                  –               –               –               –               –
87
Amortisation
of
intangible
assets
32               –                  –               –               –               –               –
32
Impairment of tangible assets
(10)
1               –                  –               –            (1)                –               –
–
Profit on disposal of assets and subsidiaries
(11)
(13)              –                  –               –
13                –               –
–
Fair value adjustment on option component
of
convertible
bond
–
(27)                 –
–               –                –               –
(27)
Movements
in
working
capital
(85)              –                  –               –               1                –               –
(84)
585               –                  –               –                1               2                –
588
Movements in working capital:
Increase
in
inventories
(56)              –                  –               –               –                –                –
(56)
(Increase) decrease in trade and other
receivables
(4)
(41)              –                  –               –                1               –                –
(40)
Increase in trade and other
payables
12               –                  –               –               –                –                –
12
(85)              –                  –               –                1               –                –
(84)
(1)
The convertible bonds were previously accounted for as compound financial instruments, part equity and part liability. The equity component was not remeasured for changes in fair value. Convertible bonds are now accounted for entirely as a liability, with the option component disclosed as a derivative liability, carried at fair value. Changes in such fair value are recorded in the income statement.
(2) Ergo reclassified as a discontinued operation from 1 February 2005 as it has reached the end of its useful life.
(3) Effect of reallocations within trade and other receivables on receipts from customers.
(4) Reallocation of Disaster Compensation Fund to restricted cash.
(5) Interest received and finance costs have been reclassified from operating activities to investing and financing activities respectively.
(6) Contributions to the Environmental Rehabilitation Trust Fund reallocated to other investments acquired $6m, $4m reallocated to cash restricted for use.
(7) Cash in subsidiaries acquired reclassified to be shown separately on the cash flow.
(8) Translation on amounts reallocated to cash restricted for use.
(9) Growth in AngloGold Environmental Rehabilitation Trust Fund reclassified as interest received.
(10) Impairment of tangible assets reclassified to operating special items.
(11) Profit on disposal of assets and subsidiaries reclassified to operating special items.

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

41
Changes to comparative information (continued)
Change in
accounting policies
Reclassifications
Equity      Change
Fair
portion
in
Ergo
Balance
value
of the
accounting
treated
per
adjustment
convertible
treatment
as a
annual
on option
bond
for
dis-
Revised
financial component
reallocated
actuarial
Other
continued
2004
statements
of     to deriva-
gains
and
reclassifi-
opera-
com-
SA Rand million
2004
bond
(1)
tives
(1)
losses       cations
tion
(2)
Rounding
parative
Cash flow
Cash flows from operating activities
Receipts from customers
(3)
15,928                –                –               –
(314)
(591)               –
15,023
Payments to suppliers and employees
(12,423)
–
–
–
319
603
–
(11,501)
Cash
generated
from
operations
3,505                –                –               –                5
12                –
3,522
Cash
utilised
from
discontinued
operations
–               –                –                –               –
(12)
–
(12)
Interest received
(5)
236                –                –               –
(236)
–                –
–
Environmental, rehabilitation and other
expenditure
(6)
(148)               –                –               –
35                –               –
(113)
Finance costs
(5)
(465)               –                –               –
465                –               –
–
Taxation
paid
(218)               –                –               –               –                –               –
(218)
Net cash inflow from operating activities
2,910
–
–
–
269
–
–
3,179
Cash flows from investing activities
Capital expenditure
– project
expenditure
(1,645)               –                –               –              –                 –               –
(1,645)
– stay-in-business
expenditure
(2,119)               –                –               –              –                 –               –
(2,119)
Proceeds
from
disposal
of
tangible
assets
69                –                –               –              –                 –               –
69
Other investments acquired
(6)
(127)               –                –               –
(69)
–                –
(196)
(Acquisition) disposal of subsidiaries
net of cash
(7)
(1,139)               –                –                –
1,139                –               –
–
(Acquisition) disposal of subsidiaries
(7)
–                –                –                –
(1,523)
–               –
(1,523)
Cash in subsidiary acquired
(7)
–                –                –                –
384                –               –
384
Cash restricted for use
(4) (6)
–                –                –                –
(45)               –               –
(45)
Interest received
(5)
–                –                –                –
236                –               –
236
Loans
advanced
(13)               –                –                –               –               –               –
(13)
Repayment
of
loans
advanced
539                –                –                –               –               –               –
539
Utilised in hedge restructure
(703)
–
(703)
Net cash outflow from investing activities
(5,138)
–
–
–
(122)
–
–
(5,016)
Cash flows from financing activities
Proceeds
from
issue
of
share
capital
22                –                –               –                –               –                –
22
Share
issue
expenses
(1)               –                –               –                –               –                –
(1)
Proceeds
from
borrowings
7,236                –                –               –                –                –               –
7,236
Repayment
of
borrowings
(5,348)               –                –               –                –                –               –
(5,348)
Finance costs
(5)
–                –                –               –
(465)
–               –
(465)
Dividends
paid
(1,322)               –                –               –                –                –               –
(1,322)
Proceeds
from
hedge
restructure
228                –                –               –                 –               –               –
228
Net cash inflow (outflow) from
financing
activities
815                –                –               –
(465)                –              –
350
Net decrease in cash and cash
equivalents
(1,413)               –                –               –
(74)                –              –
(1,487)
Translation
(8)
(196)               –                –               –
10                 –              –
(186)
Cash and cash equivalents at beginning
of
year
3,367                –                –               –
(64)                 –             –
3,303
Net cash and cash equivalents at end
of
year
1,758                –                –               –
(128)                 –              –
1,630

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the year ended 31 December

41
Changes to comparative information (continued)
Change in
accounting policies
Reclassifications
Equity      Change
Fair
portion
in
Ergo
Balance
value
of the
accounting
treated
per
adjustment
convertible
treatment
as a
annual
on option
bond
for
dis-
Revised
financial component
reallocated
actuarial
Other
continued
2004
statements
of    to
deriva-
gains
and
reclassifi-
opera-
com-
SA Rand million
2004
bond
(1)
tives
(1)
losses
cations
tion
(2)
Rounding
parative
Cash generated from operations
Profit
before
taxation
517
160                –               –               –
68                –
745
Adjusted for:
Non-cash movements
(9)
3               –                –                –
33
(30)
–
6
Movement
on
non-hedge
derivatives
1,081                –                –                –              –
(26)
–
1,055
Amortisation
of
tangible
assets
2,423                –                –                –              –                –                –
2,423
Deferred
stripping
(144)               –                –                –              –                –                –
(144)
Interest receivable
(9)
(285)               –                –                –
(33)
–                –
(318)
Operating special items
(10) (11)
–
–                –                –
(80)
–                –
(80)
Finance costs and unwinding of
decommissioning
obligation
563                –                –                –              –                –                 –
563
Amortisation
of
intangible
assets
208                –                –                –              –                –                 –
208
Impairment of tangible assets
(10)
8                –                –                –           (8)                 –                 –
–
Profit on disposal of assets and
subsidiaries
(11)
(88)               –               –                 –
88                –                 –
–
Fair value adjustment on option component
of
convertible
bond
–
(160)
–
–              –               –                 –
(160)
Movements
in
working
capital
(781)               –               –                  –               5              –                 –
(776)
3,505                –                –                 –                5
12                  –
3,522
Movements in working capital:
Increase
in
inventories
(1)               –                –                 –              –               –                 –
(1)
(Increase) decrease in trade and other
receivables
(4)
(4)               –                –                 –                5             –                 –
1
Decrease
in
trade
and
other
payables
(776)               –                –                 –              –               –                  –
(776)
(781) – – – 5 – –
(776)
(1)
The convertible bonds were previously accounted for as compound financial instruments, part equity and part liability. The equity component was not remeasured for changes in fair value. Convertible bonds are now accounted for entirely as a liability, with the option component disclosed as a derivative liability, carried at fair value. Changes in such fair value are recorded in the income statement.
(2) Ergo reclassified as a discontinued operation from 1 February 2005 as it has reached the end of its useful life.
(3) Effect of reallocations within trade and other receivables on receipts from customers.
(4) Reallocation of Disaster Compensation Fund to restricted cash.
(5) Interest received and finance costs have been reclassified from operating activities to investing and financing activities respectively.
(6) Contributions to the Environmental Rehabilitation Trust Fund reallocated to other investments acquired R35m; R34m reallocated to cash restricted for use.
(7)
Cash in subsidiaries acquired reclassified to be shown separately on the cash flow.
(8)
Translation on amounts reallocated to cash restricted for use.
(9)
Growth in AngloGold Environmental Rehabilitation Trust Fund reclassified as interest received.
(10) Impairment of tangible assets reclassified to operating special items.
(11) Profit on disposal of assets and subsidiaries reclassified to operating special items.
42
Exchange rates
2005
2004
Rand/US dollar average for the year
6.37
6.44
Rand/US dollar closing
6.35
5.65
Rand/Australian dollar average for the year
4.85
4.82
Rand/Australian dollar closing
4.65
4.42
Australian dollar/US dollar average for the year
1.31
1.36
Australian dollar/US dollar closing
1.36
1.28

Income statement
The company annual financial statements represent the South African operations and corporate office.
These company annual financial statements are a statutory requirement, and are accordingly presented in SA rands only.
The functional currency of the company is SA rands.
COMPANY FINANCIAL STATEMENTS
for the year ended 31 December
220
Revenue
1
8,261
7,594
Gold income
1
7,359
7,189
Cost of sales
2
(6,285)
(6,146)
Non-hedge derivative loss
(314)
(523)
Gross profit
760
520
Corporate administration and other expenses
(401)
(298)
Market development costs
(58)
(79)
Exploration costs
(148)
(144)
Impairment of investment in associate
10
(2)
(4)
Impairment of tangible assets
9
(45)
–
Other net operating expenses
3
(46)
(27)
Operating special items
4
1
–
Operating profit (loss)
61
(32)
Interest received
1
28
183
Net inter-company dividends and interest
4
–
Dividends received from subsidiaries
650
–
Exchange (loss) gain
(78)
78
Finance costs and unwinding of decommissioning and restoration obligations
5
(218)
(276)
Fair value (loss) gain on interest rate swaps
(5)
12
Profit (loss) before taxation
6
442
(35)
Taxation
8
(109)
646
Profit after taxation from continuing operations
333
611
Discontinued operations
Loss for the year from discontinued operations
Group 14
(219)
(73)
Profit for the year
114
538
Figures in million
Notes
2005
2004
SA Rands

COMPANY FINANCIAL STATEMENTS
as at 31 December

ASSETS
Non-current assets
Tangible assets
9
11,923
10,644
Investment in associate
10
35
37
Investments in subsidiaries

14,816
14,813
Other investments
11
16
17
Investment in Environmental Rehabilitation Trust Fund
13
284
265
Intra-group balances
165
144
Derivatives
26
236
966
Other non-current assets
14
60
9
27,535
26,895
Current assets
Inventories
12
346
420
Trade and other receivables
15
385
370
Derivatives
26
2,091
2,260
Current portion of other non-current assets
14
–
1
Cash restricted for use
6
6
Cash and cash equivalents
16
12
92
2,840
3,149
Non-current assets held for sale
Group 27
100
–
2,940
3,149
Total assets
30,475
30,044
EQUITY AND LIABILITIES
Share capital and premium
Group 28
19,360
19,300
Retained earnings and other reserves
17
(3,333)
(1,881)
Total equity
16,027
17,419
Non-current liabilities
Borrowings
18
1,989
1,984
Environmental rehabilitation provisions
19
922
517
Provision for pension and post-retirement benefits
20
1,172
993
Intra-group balances
1,572
1,339
Derivatives
26
777
928
Deferred taxation
21
2,214
2,758
8,646
8,519
Current liabilities
Trade, other payables and deferred income
22
1,020
1,184
Current portion of borrowings
18
878
73
Derivatives
26
3,351
2,568
Taxation
553
281
5,802
4,106
Total liabilities
14,448
12,625
Total equity and liabilities
30,475
30,044
Figures in million
Notes
2005
2004
SA Rands
Balance sheet

Cash flow statement
COMPANY FINANCIAL STATEMENTS
as at 31 December
222
Cash flows from operating activities
Receipts from customers
7,549
7,334
Payments to suppliers and employees
(5,667)
(5,767)
Cash generated from operations
23
1,882
1,567
Dividends received from subsidiaries
650
–
Cash utilised by discontinued operations
(188)
(12)
Environmental, rehabilitation and other expenditure
13
(26)
–
Net cash inflow from operating activities
2,318
1,555
Cash flows from investing activities
Capital expenditure
9
– project expenditure
(904)
(1,022)
– stay-in-business expenditure
(1,313)
(1,150)
Proceeds from disposal of tangible assets
–
4
Proceeds from disposal of discontinued assets
26
–
Other investments acquired
(43)
(269)
Intra-group loans
193
2,000
Interest received
28
142
Loans advanced
(35)
–
Repayment of loans advanced
–
402
Utilised hedge restructure
–
(703)
Net cash outflow from investing activities
(2,048)
(596)
Cash flows from financing activities
Proceeds from issue of share capital
60
22
Share issue expenses
–
(1)
Proceeds from borrowings
809
229
Repayment of borrowings
–
(1,794)
Finance costs
(293)
(240)
Dividends paid
Group 16
(926)
(1,197)
Proceeds from hedge restructure
–
228
Net cash outflow from financing activities
(350)
(2,753)
Net decrease in cash and cash equivalents
(80)
(1,794)
Cash and cash equivalents at beginning of year
92
1,886
Net cash and cash equivalents at end of year
16
12
92
Figures in million
Notes
2005
2004
SA Rands

COMPANY FINANCIAL STATEMENTS
for the year ended 31 December

Actuarial loss on defined benefit retirement plans
(1)
(note 17)
(176)
(18)
Net (gain) loss on cash flow hedges removed from equity and reported in income (note 17)
(102)
276
Net (loss) gain on cash flow hedges (note 17)
(785)
482
Deferred taxation on items above (note 17)
408
(272)
Share-based payment expense (note 17)
15
–
Net (expense) income recognised directly in equity
(640)
468
Profit for the year
114
538
Total recognised (expense) income for the year
(526)
1,006
(1) The cumulative effect of the actuarial gains and losses accounted through equity is a net reduction of
R232m (2004: R124m) in reserves after deferred taxation of R132m (2004: R63m).
Figures in million
2005
2004
SA Rands
Statement of recognised income and expense

NOTES TO THE COMPANY FINANCIAL STATEMENTS
for the year ended 31 December

1
Revenue
Revenue consists of the following principal categories:
Gold income
7,359
7,189
By-products and other revenue (note 2)
224
222
Interest received (note 23)
28
183
Dividend received from subsidiaries (note 23)
650
–
8,261
7,594
2
Cost of sales
Cash operating costs
5,129
5,382
By-products and other revenue (note 1)
(224)
(222)
4,905
5,160
Other cash costs
34
50
Total cash costs
(1)
4,939
5,210
Retrenchment costs (note 7)
158
44
Rehabilitation and other non-cash costs
99
105
Production costs
5,196
5,359
Amortisation of tangible assets (notes 6, 9 and 23)
1,109
753
Total production costs
6,305
6,112
Inventory change
(20)
34
6,285
6,146
(1) Total cash costs include net refining fees.
3
Other net operating expenses
Pension and medical defined benefit provisions
46
27
4
Operating special items
Profit on sale of loan
4
–
Loan waived
(3)
–
1
–
Figures in million
2005
2004
SA Rands

NOTES TO THE COMPANY FINANCIAL STATEMENTS
for the year ended 31 December

5
Finance costs and unwinding of decommissioning and
restoration obligations
Finance costs on bank loans and overdrafts
44
6
Finance costs on corporate bond
215
215
Finance costs on interest rate swap
(1)
19
68
Other finance costs
15
11
293
300
Less: amounts capitalised (note 9)
(102)
(67)
191
233
Unwinding of decommissioning obligation (note 19)
19
43
Unwinding of restoration obligation (note 19)
8
–
(note 23)
218
276
(1)
Interest received on the interest rate swap entered into against the corporate bond which has not been designated as a fair value hedge was R24m (2004: R83m). The swap was unwound in April 2005.
6
Profit (loss) before taxation
Profit (loss) before taxation is arrived at after taking account of:
Auditors' remuneration
– Statutory audit fees
19
9
– Under provision prior year
1
1
– Other assurance services
3
–
23
10
Amortisation of tangible assets (notes 2, 9 and 23)
Owned assets
1,109
753
Grants for educational and community development
27
24
Operating lease charges
258
234
Figures in million
2005
2004
SA Rands

NOTES TO THE COMPANY FINANCIAL STATEMENTS
for the year ended 31 December

7
Employee benefits
Employee benefits including executive directors' salaries and other benefits
3,258
3,250
Health care and medical scheme costs
– current medical expenses
229
207
– defined benefit post-retirement medical expenses
87
93
Contributions to pension and provident plans
– defined contribution
122
180
– defined benefit
22
37
Retrenchment costs (note 2)
158
44
Share-based payment expense
(1)
12
–
Included in cost of sales and other operating expenses
3,888
3,811
Actuarial defined benefit plan expense analysis
Defined benefit pension plan expense
– current service cost
40
41
– interest cost
88
91
– expected return on plan assets
(106)
(95)
22
37
Defined benefit post-retirement medical expense
– current service cost
7
4
– interest cost
80
80
– recognised past service cost
–
9
87
93
Actual return on plan assets
– South Africa defined benefit pension plan
366
219
Refer to the remuneration report for details of directors' emoluments
(1)
Details of the equity settled share-based payment arrangements of the group have been disclosed in group note 12. These arrangements consist of awards by the company to employees of various group companies. The income statement expense of R12m for the company is only in respect of awards made to employees of the company.
8
Taxation
Current taxation
Non-mining taxation
–
229
Under provision prior year
264
–
264
229
Deferred taxation
Temporary differences
213
127
Unrealised non-hedge derivatives
(200)
(199)
Impairment
(15)
–
Change in statutory tax rate
(1)
(79)
–
Change in estimated deferred tax rate
(74)
(803)
(155)
(875)
109
(646)
Deferred taxation on continuing operations
(155)
(875)
Deferred taxation on discontinued operations
19
5
(note 21)
(136)
(870)
(1)
During the financial year there were changes in the South African statutory tax rates. These rates can be summarised as follows: Maximum statutory mining tax rate 45% (2004:46%), non-mining statutory tax rate 37% (2004: 38%), statutory company tax rate 29% (2004: 30%).
Figures in million
2005
2004
SA Rands

NOTES TO THE COMPANY FINANCIAL STATEMENTS
for the year ended 31 December

8
Taxation (continued)
Tax reconciliation
A reconciliation of the mining and non-mining tax rate compared with that charged in the income statement is set out in the following table:
2005
2004
Non-mining             Mining
Non-mining                Mining
%                                          %
Current tax rate
37                    37                    38                   38
Disallowable expenditure
9                 (57)                    (3)
12
Mining capital allowances without tax cover
–                  124
–                 (25)
Dividends received
(43)                     –                     –                     –
Taxable items not forming part of the income statement
7
(21)
(7)
(1)
Impairments
–
(15)
–
–
Impact of prior year under provisions
–                 (228)                 (37)
–
Change in estimated deferred tax rate
–                    64
–                 (136)
Change in statutory tax rate
(10)                   15
–                     –
Other
7
23
4
(2)
Effective tax rate
7                 (58)
(5)
(114)
9
Tangible assets
Mineral rights,
Mine                Mine
dumps and
development                infra-
exploration
costs
structure
properties                 Land                Total
SA Rands
Cost
Balance at 1 January 2004
11,046
3,438
699
20
15,203
Additions
– project expenditure
829
188
5
–
1,022
– stay-in-business
expenditure
1,001
82                     –                      –
1,083
Transfers and other movements
66
(4)
2
–
64
Finance
costs
capitalised
(note
5)
67                     –                     –                      –
67
Balance at 31 December 2004
13,009
3,704
706
20
17,439
Accumulated amortisation
Balance at 1 January 2004
3,672
2,260
110
–
6,042
Amortisation for the year (notes 2, 6 and 23)
627
85
41
–
753
Transfers and other movements
19
(19)
–
–
–
Balance at 31 December 2004
4,318
2,326
151
–
6,795
Net book value at 31 December 2004
8,691
1,378
555
20
10,644

NOTES TO THE COMPANY FINANCIAL STATEMENTS
for the year ended 31 December

9
Tangible assets (continued)
Mineral rights,
Mine                 Mine
dumps
and
development                infra-
exploration
Figures in million
costs
structure
properties
Land
Total
SA Rands
Cost
Balance at 1 January 2005
13,009
3,704
706
20
17,439
Additions
– project expenditure
626
168
8
–
802
– stay-in-business
expenditure
1,252
61                     –                      –
1,313
Disposals
–                 (26)                     –                      –                 (26)
Transfers and other movements
–
227
(156)
–
71
Finance costs capitalised (note 5)
102
–
–
–
102
Balance at 31 December 2005
14,989
4,134
558
20
19,701
Accumulated amortisation
Balance at 1 January 2005
4,318
2,326
151
–
6,795
Amortisation for the year (notes 2, 6 and 23)
950
123
36
–
1,109
Impairments (note 23)
45
–
–
–
45
Impairments reversal (Group note 14)
–
(115)
–
–
(115)
Transfers and other movements
–
–
(56)
–
(56)
Balance at 31 December 2005
5,313
2,334
131
–
7,778
Net book value at 31 December 2005
9,676
1,800
427
20
11,923
The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation is 10.65% (2004: 10.65%).
Impairments include the following:
Figures in million
2005
2004
SA Rands
Goedgenoeg drilling and 1650 level decline drilling
14
–
An impairment charge was recognised during an assessment and review of exploration properties as
Goedgenoeg will not generate future cash flows.
East of Bank Dyke at TauTona
31
–
Due to a change in original mine plan, the East of Bank Dyke access development has been impaired as it will not generate future cash flows.
45
–
The above impairments relate to impairments of mine development costs that were abandoned and will generate no future cash flows.
A register containing details of properties is available for inspection by shareholders or their duly authorised agents during business hours at the registered office of the company.

NOTES TO THE COMPANY FINANCIAL STATEMENTS
for the year ended 31 December

10
Investment in associate
The company has a 25.0% (2004: 26.6%) interest in Oro Group (Proprietary) Limited which is involved in the manufacture and wholesale of jewellery. The year-end of Oro Group (Proprietary) Limited is 31 March.
Equity accounting is based on results to 30 September 2005.
Change in accounting policy for associate
The company changed its accounting policy for investments in associates. Previously investment in the associate was equity accounted and the associate’s share of profits and losses was reported in the company income statement and balance sheet.
The associate company is now recorded at cost less impairment. This change was made to comply with
IAS 28 which prohibits the use of equity accounting for associates in the separate financial statements of the investor. IAS 28 (revised) is retrospectively applied for accounting periods beginning on or after
1 January 2005, accordingly comparatives have been restated.
The impact on comparative figures is as follows:
A decrease in income from associate after tax for 2004 of R1m and a decrease in retained earnings brought forward prior to 2004 of R5m resulted in a decrease in investment in associate of R6m.
The carrying value of the associate consists of:
Unlisted shares at cost less impairments
37
41
Impairment
(1)
(2)
(4)
Carrying value
35
37
Directors' valuation of unlisted associate
35
37
The company's effective share of certain balance sheet items of its associate at 30 September 2005 is as follows:
Non-current assets
15
14
Current assets
59
49
Total assets
74
63
Non-current liabilities
29
27
Current liabilities
28
21
Total liabilities
57
48
Net assets
17
15
(1)
During the year, the Oro Group (Proprietary) Limited investment was impaired. The impairment test considered the investment's fair value and future cash flow. An impairment of R2m (2004: R4m) was recorded.
Figures in million
2005
2004
SA Rands

11
Other investments
Unlisted investments
Balance at beginning of year
17
17
Disposals
(1)
–
Balance at end of year (note 26)
16
17
Directors' valuation of unlisted investments
16
17
12
Inventories
Gold in process
179
165
Gold on hand
2
1
By-products
77
77
Total metal inventories
258
243
Consumable stores
88
177
346
420
13
Investment in Environmental Rehabilitation Trust Fund
Balance at beginning of year
265
230
Contributions
45
35
Rehabilitation expenditure incurred
(26)
–
Balance at end of year
284
265
The fund is managed by Rand Merchant Bank and mainly invested in government long bonds and other fixed-term deposits.
14
Other non-current assets
AngloGold Ashanti Pension Fund (asset) (note 20)
51
–
Loans and receivables
Stone and Allied, unsecured, receivable over five years carrying interest at the repo rate
4
4
Other
5
6
60
10
Less: current portion of non-current assets included in current assets
–
1
Balance at end of year (note 26)
60
9
15
Trade and other receivables
Trade debtors
231
197
Prepayments and accrued income
99
107
Recoverable tax, rebates, levies and duties
43
53
Other debtors
12
13
(note 26)
385
370
Trade debtors are non-interest bearing and are generally on current terms less than 90 days.
NOTES TO THE COMPANY FINANCIAL STATEMENTS
for the year ended 31 December
230
Figures in million
2005
2004
SA Rands

NOTES TO THE COMPANY FINANCIAL STATEMENTS
for the year ended 31 December

16
Cash and cash equivalents
Cash and deposits on call
12
92
(note 26)
17
Retained earnings and other reserves
Foreign
Other
Non-
currency
Actuarial
compre-
Retained     distributable
translation
gains
hensive
earnings
reserves
(1)
reserve           (losses) (2)
income (3)
Total
SA Rands millions
Balance at December 2003 as previously
reported
(463)               141                  (733)
–                (517)
(1,572)
Change in accounting policy for actuarial
gains and losses
(112)                                       (112)
Change in accounting policy for monetary assets
forming part of net investment (IAS 21 revised)
(733)
733
–
Change in accounting policy for
associates (IAS 28)
(6)
(6)
As
restated
(1,202)               141
–                 (112)                (517)
(1,690)
Actuarial gains and losses recognised
(18)
(18)
Deferred taxation recognised directly
in equity (note 21)
6                                           6
Profit for the year
538
538
Dividends (Group note 16)
(1,197)
(1,197)
Net loss on cash flow hedges removed
from equity and reported in income
276
276
Net gain on cash flow hedges
482                  482
Deferred taxation on cash flow
hedges (note 21)
(278)               (278)
Balance at December 2004
(1,861)                 141
–                (124)                  (37)
(1,881)
Actuarial gains and losses recognised
(176)
(176)
Deferred taxation recognised directly
in equity (note 21)
68
68
Profit for the year
114
114
Dividends (Group note 16)
(926)
(926)
Net gain on cash flow hedges removed
from equity and reported in income
(102)
(102)
Net loss on cash flow hedges
(785)
(785)
Deferred taxation on cash flow hedges (note 21)
340
340
Share-based payment expense (Group note 29)
15
15
Balance at December 2005
(2,673)
141
–
(232)
(569)
(3,333)
(1) Non-distributable reserves comprise a surplus on disposal of company shares of R141m (2004: R141m).
(2)
With the adoption of IAS 19 revised, actuarial gain and loss movements are accounted through equity reserves. Actuarial gains and losses arise from a change in assumption parameters and the difference between the actual and expected return on plan assets.
(3)
Other comprehensive income represents the effective portion of fair value gains or losses in respect of cash flow hedges until the underlying transaction occurs, upon which the gains or losses are recognised in earnings and the equity item for share-based payments.
Figures in million
2005
2004
SA Rands

18
Borrowings
Unsecured
Corporate Bond
(1)
2,062
2,057
Semi-annual coupons are payable at 10.5% per annum and the bond is repayable on
28 August 2008 and is rand-based.
Money-market short-term borrowings, at market-related rates and are rand-based
805
–
Total borrowings (note 26)
2,867
2,057
Less: current portion of borrowings included in current liabilities
878
73
Total long-term borrowings
1,989
1,984
Amounts falling due:
Within one year
878
73
Between two and five years
1,989
1,984
(note 26)
2,867
2,057
Undrawn facilities
There were no undrawn borrowing facilities as at 31 December 2005 (2004: nil).
(1)
Corporate Bond
Senior unsecured fixed rate bond
2,000
2,000
Less: unamortised discount and bond issue costs
11
16
1,989
1,984
Add: accrued interest
73
73
2,062
2,057
19
Environmental rehabilitation provisions
Provision for decommissioning
Balance at beginning of year
298
191
Change in estimates
(1)
181
64
Unwinding of decommissioning obligation (note 5)
19
43
Balance at end of year
498
298
Provision for restoration
Balance at beginning of year
219
133
Charge to income statement
(82)
86
Change in estimates
(1)
304
–
Unwinding of restoration obligation (note 5)
8
–
Utilised during the year
(25)
–
Balance at end of year
424
219
Total environmental rehabilitation provisions
922
517
These provisions are anticipated to unwind beyond the end of the life of mine.
(1)
The change in estimates relates to changes in laws and regulations governing the protection of the environment and factors relative to rehabilitation estimates and a change in the quantities of material in reserves and a corresponding change in the life of mine plan.
Figures in million
2005
2004
SA Rands
NOTES TO THE COMPANY FINANCIAL STATEMENTS
for the year ended 31 December

NOTES TO THE COMPANY FINANCIAL STATEMENTS
for the year ended 31 December

Figures in million
2005
2004
SA Rands
20
Provision for pension and post-retirement benefits
Defined benefit plans
The company has made provision for pension provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:
AngloGold Ashanti Pension Fund (asset) (Group note 33)
(51)
69
Post-retirement medical scheme for AngloGold Ashanti South African employees (Group note 33)
1,172
924
1,121
993
Transferred to other non-current assets
AngloGold Ashanti Pension Fund (note 14)
51
–
1,172
993
21
Deferred taxation
Deferred taxation relating to temporary differences is made up as follows:
Deferred taxation liabilities
Tangible assets
3,535
3,386
Inventories
59
57
Derivatives
105
159
Other
17
17
3,716
3,619
Deferred taxation assets
Provisions
638
474
Derivatives
802
257
Tax assets
62
130
1,502
861
Net deferred taxation liability
2,214
2,758
The movement on the net deferred tax liability is as follows:
Balance at beginning of year
2,758
3,356
Income statement charge (note 8)
(136)
(870)
Taxation on other comprehensive income (note 17)
(340)
278
Taxation on actuarial loss (note 17)
(68)
(6)
Balance at end of year
2,214
2,758

22
Trade and other payables
Trade creditors
184
349
Accruals
490
485
Amounts due to related parties
30
22
Unearned premiums on normal sale exempted contracts
315
326
Other creditors
1
2
(note 26)
1,020
1,184
Trade and other payables are non-interest bearing and are normally settled within 60 days.
23
Cash generated from operations
Profit (loss) before taxation
442
(35)
Adjusted for:
Non-cash movements
162
17
Movement on non-hedge derivatives
717
960
Amortisation of tangible assets (notes 2, 6 and 9)
1,109
753
Interest received (note 1)
(28)
(183)
Dividends received from subsidiaries (note 1)
(650)
–
Finance costs and unwinding of decommissioning and restoration obligations (note 5)
218
276
Impairment of investment in associate (note 10)
2
4
Impairment of tangible assets (note 9)
45
–
Operating special items (note 4)
(1)
–
Movements in working capital
(134)
(225)
1,882
1,567
Movements in working capital:
Decrease (increase) in inventories
74
(30)
(Increase) decrease in trade and other receivables
(13)
69
Decrease in trade and other payables
(195)
(264)
(134)
(225)
Figures in million 2005 2004
SA Rands
NOTES TO THE COMPANY FINANCIAL STATEMENTS
for the year ended 31 December

NOTES TO THE COMPANY FINANCIAL STATEMENTS
for the year ended 31 December

24
Related parties
Details of material transactions with those related parties not dealt with elsewhere in the financial statements are summarised below:
2005                                       2004
Purchases
Amounts        Purchases
Amounts
from
owed to
from
owed to
related             related
related
related
parties             parties
parties
parties
SA Rands million
Holding company Anglo American plc
30
7
34
–
Subsidiaries of AngloGold Ashanti Limited
AGRe Insurance Company Limited
41                      –
47
–
AngloGold Health Service (Pty) Limited
264                    22
129
16
Rand Refinery Limited
18                      2
11
2
Fellow subsidiaries of the Anglo American plc group
Anglo Coal – a division of Anglo Operations Limited
4                     2
6
2
Boart Longyear Limited – mining services
(1)
28                     –
48
5
Haggie Steel Wire Rope Operations
(2)
50
6
59
–
Mondi Limited – timber
105                    11
101
10
Scaw Metals – a division of Anglo Operations Limited – steel and engineering
31                      4
30
5
The Tongaat-Hulett Group Limited
1
–
–
–
Management fees, royalties and dividends from subsidiaries amount to R659m (2004: R31m). This consists mainly of R650m, being a dividend received from AngloGold Ashanti Holdings plc.
Directors and other key management personnel
Details relating to directors’ emoluments and shareholdings in the company are disclosed in the remuneration and directors’ reports (detailed on pages 113 to 126).
Compensation to key management personnel totalled R79m (2004: R55m). This total comprised short-term employee benefits of R69m
(2004: R51m), post-employment benefits of R7m (2004: R4m); and share-based payments of R3m (2004: nil).
Amounts owed to related parties are unsecured non-interest bearing and normally settled within 60 days
(1) Anglo American plc sold their interest in Boart Longyear Limited with effect from 29 July 2005.
(2)
Haggie Steel Wire Rope Operation’s related party transactions, previously included in Scaw Metals – a division of Anglo Operations Limited. During the year, Haggie Steel Wire Rope Operations were unbundled and are now reported separately.
25
Contractual commitments and contingencies
Operating leases
At 31 December 2005, the company was committed to making the following payments in respect of operating leases for amongst others, hire of plant and equipment and land and buildings.
Expiry within
– One year
38
5
– Between one and two years
–
1
– Between two and five years
–
3
– After five years
–
1
38
10
2005
2004
SA Rands

NOTES TO THE COMPANY FINANCIAL STATEMENTS
for the year ended 31 December

Figures in million
2005
2004
SA Rands
25
Contractual commitments and contingencies (continued)
Capital commitments
Acquisition of tangible assets
Contracted for 542 551
Not contracted for 3,146 3,195
Authorised by the directors 3,688 3,746
Allocated for:
Project expenditure
– within one year 948 1,285
– thereafter 641 833
1,589 2,118
Stay-in-business expenditure
– within one year 1,867 610
– thereafter 232 1,018
2,099 1,628
This expenditure will be financed from existing cash resources, cash from operations and future borrowings.
Contingent liabilities
AngloGold Ashanti has signed as surety in favour of the bankers on the Yatela loan. 3 8
The South African Department of Water Affairs and Forestry issued a new Directive on 1 November 2005 ordering the four mining groups, Simmer and Jack Investments (Proprietary) Limited, Simmer and Jack
Mines Limited (collectively known as Simmers who purchased the Buffelsfontein shafts from DRDGold
Limited), Harmony Gold Mining Company Limited, AngloGold Ashanti and Stilfontein Gold Mining
Company to share equally, the costs of pumping water at Stilfontein’s Margaret Shaft. This follows an interdict application made by AngloGold Ashanti in response to DRDGold Limited’s threat to cease funding the pumping of water at the Margaret and Buffelsfontein shafts, after placing Buffelsfontein, its subsidiary that operated the North West operations, into liquidation on 22 March 2005. Simmers have purchased the Buffelsfontein shafts from DRDGold Limited and have assumed the environmental and water management liabilities associated with the Buffelsfontein shafts.
The directive also orders the mining companies to submit an agreement and a joint proposal towards the long term sustainable management of water arising from the mining activities in the area. The company believes that it is not liable to fund these pumping costs but cannot make any assurances regarding the ultimate result until the matter has been settled. – –
AngloGold Ashanti has identified a number of groundwater pollution sites at its current operations in
South Africa. The company has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated in South Africa. Present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique no reliable estimate can be made for the obligation. – –

NOTES TO THE COMPANY FINANCIAL STATEMENTS
for the year ended 31 December

25
Contractual commitments and contingencies (continued)
Following the decision to discontinue operations at Ergo in 2005, employees surplus to requirements have been terminated and retrenchment packages settled. Ergo continues to retain various staff members to complete the discontinuance and the attendant environmental obligations which are expected to be completed by 2015. Retained employees may resign, be transferred within the group, attain retirement age or be retrenched as their current position is made redundant. The company is currently unable to determine the effects, if any, of any potential retrenchment costs.
–
–
AngloGold Ashanti has undertaken to re-export certain gold artifacts, temporarily imported into South
Africa, for which custom and value added tax was waived. The company will be required to pay if it fails to comply with the re-export arrangements agreed with the South African Revenue Service.
34
8
The company has provided surety in favour of the lender in respect of gold loan facilities with two wholly-
owned subsidiaries of Oro Group (Proprietary) Limited an associate of the company. The company has a total maximum liability, in terms of the suretyships, of R100m. The suretyship agreements have a termination notice period of ninety days.
100
–
137
16
Guarantees
The company has guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the convertible bonds issued during 2004, with a final maturity date of 27 February 2009. The bonds issued amounted to $1 billion at 2.375%. The company obligations regarding the guarantee will be direct, unconditional and unsubordinated.
26
Financial risk management activities
In the normal course of its operations, the company is exposed to gold price, currency, interest rate, liquidity and credit risks. In order to manage these risks, the company may enter into transactions which make use of both on-and-off-balance sheet derivatives. The company does not acquire, hold or issue derivatives for trading purposes. The company has developed a comprehensive risk management process to facilitate, control and to monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures.
Controlling risk in the company
The Executive Committee and the Treasury Committee are responsible for risk management activities within the company. The Treasury Committee, chaired by the independent chairman of the AngloGold
Ashanti Audit and Corporate Governance Committee, comprising executive members and treasury executives, reviews and recommends to the Executive Committee all treasury counterparts, limits, instruments and hedge strategies. The treasurer is responsible for managing investment, gold price, currency, liquidity and credit risk. Within the treasury function, there is an independent risk function, which monitors adherence to treasury risk management policy and counterpart limits and provides regular and detailed management reports.
The financial risk management objectives of the company are defined as follows:
•
Safeguarding the company core earnings stream from its major assets through the effective control and management of gold price risk, foreign exchange risk and interest rate risk;
•
Effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;
•
Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts;
•
Ensuring that all contracts and agreements related to risk management activities are coordinated, consistent throughout the company and comply where necessary with all relevant regulatory and statutory requirements.
Figures in million 2005 2004
SA Rands

NOTES TO THE COMPANY FINANCIAL STATEMENTS
for the year ended 31 December

26
Financial risk management activities (continued)
Gold price and currency risk and cash flow hedging
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The gold market is predominately priced in US dollars which exposes the company to the risk that fluctuations in the SA rand/US dollar exchange rates may also have an adverse effect on current or future earnings.
A number of products, including derivatives, are used to manage well-defined gold price and foreign exchange risks that arise out of the company's core business activities. Forward-sales contracts and call and put options are used by the company to protect itself from downward fluctuations in the gold price. These derivatives may establish a minimum price for a portion of future production while the company maintains the ability to benefit from increases in the gold price for the majority of future gold production.
Some of the instruments described above are designated and accounted for as cash flow hedges. The hedge forecast transactions are expected to occur over the next 10 years, in line with the maturity dates of the hedging instruments and will affect profit and loss simultaneously in an equal and opposite way. The fair value of all instruments so designated at the balance sheet date is negative R878m.
Net delta open hedge position as at 31 December 2005
The company had the following net forward-pricing commitments outstanding against future production.
Summary: All open contracts in the company's commodity hedge position as at 31 December 2005
Year 2006
2007
2008
2009
2010
2011-2015
Total
US Dollar/Gold
Forward contracts
Amount (kg)
(10,755)
(1)
106
4,588
5,964
3,437
7,527
10,867
$/oz
$363
$810                $386                 $440               $422                 $505                $537
Put options purchased
Amount (kg)
4,354
4,354
$/oz
$372
$372
Put options sold
Amount (kg)
6,532
855
1,882
1,882
7,527
18,678
$/oz
$389
$390                $400                 $410                $435                $411
Call options purchased
Amount (kg)
10,202
4,354
14,556
$/oz
$343
$336
$341
Call options sold
Amount (kg)
21,675
18,203
18,390
20,147
18,833
37,013
134,261
$/oz
$383
$371                $384                $404                 $409                $483               $416
Rand/Gold
Forward contracts
Amount (kg)
2,449
933
3,382
R/kg
R97,520
R116,335
R102,711
Put options purchased
Amount (kg)
1,875
1,875
R/kg
R93,602
R93,602
Put options sold
Amount (kg)
2,333
2,333
R/kg
R93,713
R93,713
Call options sold
Amount (kg)
3,306
311
2,986
2,986
2,986
12,575
R/kg
R102,447
R108,123
R202,054
R216,522          R230,990         R183,851
Total net gold
Delta (kg)
(2)
1,711             15,732               21,679             25,471             20,850              38,484
123.927
Delta (oz)
(2)
55,010           505,795              696,995           818,910            670,342
1,237,288
3,984,340
(1)
Indicates a long position resulting from forward purchase contracts. The company enters into forward purchase contracts as part of its strategy to actively manage and reduce the size of the hedge book.
(2)
The delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2005.

NOTES TO THE COMPANY FINANCIAL STATEMENTS
for the year ended 31 December

26
Financial risk management activities (continued)
Summary: All open contracts in the company’s currency hedge position as at 31 December 2005
Year                                        2006
2007 2008 2009 2010 2011-2015 Total
Rand/US Dollar (000)
Put options purchased
Amount ($)
60,000
60,000
R per $
R6.89
R6.89
Put options sold
Amount ($)
60,000
60,000
R per $
R6.56
R6.56
Call options sold
Amount ($)
60,000
60,000
R per $
R7.28
R7.28
The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continually reviewed in the light of changes in operational forecasts, market conditions and the company's hedging policy.
Forward sales contracts require the future delivery of gold at a specified price.
A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.
A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on a predetermined date.
Interest rate and liquidity risk
Refer note 40 in group financial statements.
Cash maturity profile
Fixed rate Floating rate
investment Effective investment Effective
amount rate
amount                   rate
Maturity date Currency million % million %
All less than one year
ZAR
–
–
12
5.5
Between
Borrowings maturity profile (note 19)
Within one year
one and five years
Borrowing Effective Borrowing Effective
amount rate
amount                   rate
Currency million % million %
ZAR
878
(1)
7.4
1,989
10.5
Between
Interest rate risk
Within one year
one and five years
Borrowing Effective Borrowing Effective
amount rate
amount                   rate
Currency million % million %
ZAR
878
(1)
7.4
1,989
10.5
(1)
Includes R73m interest accrual on corporate bond as at 31 December 2005.
Interest rate swap
Refer note 40 in group financial statements.
Credit risk
Refer note 40 in group financial statements.

NOTES TO THE COMPANY FINANCIAL STATEMENTS
for the year ended 31 December

26
Financial risk management activities (continued)
Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the company’s financial instruments as at 31 December 2005 are as follows:
Type of instrument
2005
2004
Carrying
Fair
Carrying
Fair
Figures in million
amount
value
Amount
Value
SA Rands
Financial assets
Other investments (note 11)
2 2 2 2
Other non-current assets (note 14) 9 8 10 9
Trade and other receivables (note 15) 243 243 210 210
Cash restricted for use 6 6 6 6
Cash and cash equivalents (note 16) 12 12 92 92
Financial liabilities
Borrowings (note 18)
2,867 2,993 2,057 2,207
Trade and other payables (note 22) 706 706 858 858
Derivatives comprise the following: (1,801) (4,627) (270) (2,158)
Forward sale commodity contracts (423) (423) 173 121
Option contracts (1,387) (4,213) (482) (2,318)
Foreign exchange contracts – – (3) (3)
Foreign exchange option contracts 12 12 (3) (3)
Interest rate swaps (3) (3) 45 45
The fair value amounts include off balance sheet normal sale exempted contracts, which are not carried on the balance sheet and excluded from the carrying amount. All other derivatives are carried at fair value.
The amounts in the tables above do not necessarily agree with the totals in the notes referenced as only financial assets and financial liabilities are shown.
Type of instrument
2005
Cash flow
Normal sale
hedge
Non-hedge
Figures in million
exempted
accounted
accounted
Total
SA Rands
Derivatives comprise the following: (2,826) (878) (923) (4,627)
Forward sale commodity contracts – (856) 433 (423)
Option contracts (2,826) (22) (1,365) (4,213)
Foreign exchange contracts – – – –
Foreign exchange option contracts – – 12 12
Interest rate swaps – – (3) (3)
2004
Cash flow
Normal sale
hedge
Non-hedge
Figures in million
exempted
accounted
accounted
Total
SA Rands
Derivatives comprise the following: (1,888) (502) 232 (2,158)
Forward sale commodity contracts (52) (481) 654 121
Option contracts (1,836) (21) (461) (2,318)
Foreign exchange contracts – – (3) (3)
Foreign exchange option contracts – – (3) (3)
Interest rate swaps – – 45 45

NOTES TO THE COMPANY FINANCIAL STATEMENTS
for the year ended 31 December

26
Financial risk management activities (continued)
Derivative maturity profile
2005
Figures in million
Total
Assets
Liabilities
SA Rands
Total
(1,801)
2,327
(4,128)
Less: Amounts to mature within 12 months of balance sheet date
1,260
(2,091)
3,351
Amounts to mature between one and two years
155
(182)
337
Amounts to mature between two and five years
386
(54)
440
Amounts to mature thereafter
–
–
–
2004
Figures in million
Total
Assets
Liabilities
SA Rands
Total
(270)
3.226
(3,496)
Less: Amounts to mature within 12 months of balance sheet date
308
(2,260)
2,568
Amounts to mature between one and two years
(89)
(635)
546
Amounts to mature between two and five years
13
(331)
344
Amounts to mature thereafter
(38)
–
(38)
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Trade and other receivables, cash restricted for use, cash and cash equivalents and trade and other payables
The carrying amounts approximate fair value because of the short-term duration of these instruments.
Other investments and other non-current assets
Other investments are carried at amortised cost which approximates fair value. The fair value of other non-current assets has been calculated using market interest rates.
Borrowings
The fair value of listed fixed rate debt is shown at its closing market value as at 31 December 2005. The remainder of debt re-prices on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
Derivatives
The fair values of derivatives are estimated based on the ruling market prices, volatilities and interest rates as at 31 December 2005.
The company uses the Black-Scholes option pricing formula to value option contracts. One of the inputs into the model is the level of volatility.
These volatility levels are themselves not exchange traded and are not observable generally in the market. The company uses volatility input supplied by leading market participants (international banks). The company believes that no other possible alternative would result in significantly different fair value estimations.

NOTES TO THE COMPANY FINANCIAL STATEMENTS
for the year ended 31 December

27
Changes to comparative information
Change in
accounting policies
Reclassifications
Change
in
Ergo
Balance
accounting
treated
per
treatment
Adoption as
a
annual
for
of IAS 28
dis-
Revised
financial
actuarial
(account-
Other
continued
2004
statements
gains and
Adoption
ing for
reclassifi-
opera-
com-
SA Rands million
2004
losses of IAS 21
(1)
associates)
(2)
cations
tion
(3)
Rounding
parative
Income statement
Revenue
8,185
–
–               –                 –
(591)
–
7,594
Gold
income
7,749
–
–               –                 –
(560)
–
7,189
Cost
of
sales
(6,774)
–
–               –                 –
628                –
(6,146)
Non-hedge derivative loss
(4)
–
–
–               –
(523)
–
–
(523)
Gross profit
975
–
–               –
(523)
68                –
520
Corporate administration and other
expenses
(297)
–
–               –                –
–
(1)
(298)
Market development costs
(79)
–
–
–
–
–
–
(79)
Exploration
costs
(144)
–
–               –                –
–
–
(144)
Amortisation of intangible assets
(5)
–
–
4
–
–
1
–
Impairment of tangible assets
and investments
–
–
–
(4)
–
–
–
(4)
Non-hedge derivative loss
(4)
(523)
–
–               –
523                –
–
–
Other net operating expenses
(27)
–
–
–
–
–
–
(27)
Operating profit
(100)
–
–               –                –
68 –
(32)
Interest
received
183
–
–               –                –
–
–
183
Exchange
gain
–
–
78                –               –
–
–
78
Other net income
1
–
–
(1)
–
–
–
–
Finance costs and unwinding of
decommissioning and restoration
obligation
(276)
–
–               –                –
–
–
(276)
Fair value gain on interest
rate
swaps
12
–
–               –                –
–
–
12
Loss before taxation
(180)
–
78             (1)                –
68                –
(35)
Taxation
641
–
–               –                –
5                –
646
Loss after taxation from
continuing operations
461 –
78
(1)
–
73
–
611
Discontinued
operations
–
–
–               –                –
(73)
–
(73)
Profit for the year
461 –
78
(1)
–
–
–
538
(1)
In the company financial statements, as a result of adopting IAS 21 (revised), exchange differences arising on a monetary item that forms part of the company’s net investment in a foreign operation is recognised in the income statement. The effect of this change in accounting policy is that in the company financial statements for 2004, R78m has been recognised in the income statement instead of in equity.
(2) Share of associate’s profit reclassified from other net income to comply with IAS 28.
(3) Ergo reclassified as a discontinued operation from 1 February 2005 as it has reached the end of its useful life.
(4) Non-hedge derivative loss reclassified to be included in gross profit.

NOTES TO THE COMPANY FINANCIAL STATEMENTS
for the year ended 31 December

27
Changes to comparative information (continued)
Change in
accounting policies
Reclassifications
Change
in
Ergo
Balance
accounting
treated
per
treatment
Adoption as
a
annual
for
of IAS 28
dis-
Revised
financial
actuarial
(account-
Other
continued
2004
statements
gains and
Adoption
ing for
reclassifi-
opera-
com-
SA Rands million
2004
losses
(1)
of IAS 21
associates)
(2)
cations
tion
Rounding
parative
Balance sheet
ASSETS
Non-current assets
Tangible assets
10,644
–
–               –                –
–
–
10,644
Investments in associates
43
–
–
(6)
–
–
–
37
Investment in subsidiaries
14,813
–
–
–
–
–
–
14,813
Other
investments
17
–
–               –                –
–
–
17
Investment in Environmental
Rehabilitation Trust Fund
265
–
–               –                –
–
–
265
Intra-group
balances
144
–                –               –                –
–
–
144
Derivatives
966
–
–               –                –
–
–
966
Other non-current assets
(3)
53               (113)
–               –
69                –
–
9
26,945               (113)
–
(6)
69                –
–
26,895
Current assets
Inventories
420
–
–               –                –
–
–
420
Trade and other receivables
(4)
377                     –
–
–
(6)
–
(1)
370
Derivatives
2,260
–
–               –                –
–
–
2,260
Current portion of other non-current assets
1
–
–
–
–
–
–
1
Cash restricted for use
(4)
–
–
–               –                6               –
–
6
Cash and cash equivalents
92
–
–
–
–
–
–
92
3,150
–
–               –                –
–
(1)
3,149
Total assets
30,095                (113)
–
(6)
69                –
(1)
30,044
EQUITY AND LIABILITIES
Share capital and premium
19,300
–
–
–
–
–
–
19,300
Retained earnings and other reserves
(1,749)
(125)
–
(6)
–
–
(1)
(1,881)
Total equity
17,551
(125)
–
(6)
–
–
(1)
17,419
Non-current liabilities
Borrowings
1,984
–
–               –                –
–
–
1,984
Environmental rehabilitation provisions
517
–
–
–
–
–
–
517
Provision for pension and post-
retirement benefits
(3)
849
75                –                –
69                –
–
993
Intra-group
balances
1,338
–
–                –               –
–
1
1,339
Derivatives
928
–
–                –               –
–
–
928
Deferred
taxation
2,821                 (63)
–                –               –
–
–
2,758
8,437
12                –                –
69                –
1
8,519
Current liabilities
Trade and other payables
1,184
–
–
–
–
–
–
1,184
Current portion of borrowings
73
–
–
–
–
–
–
73
Derivatives
2,569
–
–               –                –
–
(1)
2,568
Taxation
281
–
–               –                –
–
–
281
4,107
–
–               –                –
–
(1)
4,106
Total
liabilities
12,544
12                –               –
69                –
–
12,625
Total equity and liabilities
30,095                (113)
–
(6)
69                –
(1)
30,044
(1) AngloGold Ashanti has adopted IAS 19 (revised) whereby actuarial gains and losses are recognised through equity reserves.
(2) Investment in associate recorded at cost less impairment, with the adoption of IAS 28.
(3) Reclassification of AngloGold Ashanti Pension Fund credit balance from other non-current assets to provisions for pension and post-retirement benefits.
(4) Reallocation of Disaster Compensation Fund from trade and other receivables to cash restricted for use.

NOTES TO THE COMPANY FINANCIAL STATEMENTS
for the year ended 31 December

27
Changes to comparative information (continued)
Change in
accounting policies
Reclassifications
Change
in
Ergo
Balance
accounting
treated
per
treatment
Adoption as
a
annual
for                     of
IAS
28
dis-
Revised
financial
actuarial
(account-
Other
continued
2004
statements
gains and
Adoption
ing for
reclassifi-
opera-
com-
SA Rands million
2004
losses
of IAS 21
associates)
cations
tion
(1)
parative
Cash flow
Cash flows from operating activities
Receipts from customers
(2)
8,048                –
–                –
(123)
(591)
7,334
Payments to suppliers and employees
(6,524)
–
–
–
154
603
(5,767)
Cash generated from operations
1,524
–
–
–
31
12
1,567
Cash utilised from discontinued operations
–
–
–
–
–
(12)
(12)
Interest received
(3)
142                –
–                –
(142)
–
–
Environmental contributions
(4)
(35)               –
–                –
35                –
–
Finance costs
(3)
(276)               –
–                –
276                –
–
Net cash inflow from operating activities
1,355
–
–
–
200
–
1,555
Cash flows from investing activities
Capital expenditure
– project expenditure
(1,022)
–
–
–
–
–
(1,022)
– stay-in-business expenditure
(1,083)
–
–
–
(67)
–
(1,150)
Proceeds from disposal of tangible assets
4
–
–
–
–
–
4
Other investments acquired
(4)
(234)               –
–                –
(35)
–
(269)
Intra-group
loans
2,000                –
–                –               –
–
2,000
Interest received
(3)
–
–
–                –
142                –
142
Repayment of loans advanced
402
–
–
–
–
–
402
Utilised in hedge restructure
(703)
–
–
–
–
–
(703)
Net cash outflow from investing activities
(636)
–
–
–
40
–
(596)
Cash flows from financing activities
Proceeds from issue of share capital
22
–
–
–
–
–
22
Share issue expenses
(1)
–
–
–
–
–
(1)
Proceeds
from
borrowings
229                –
–                –               –
–
229
Repayment of borrowings
(1,794)
–
–
–
–
–
(1,794)
Finance costs
(3) (5)
–
–
–                –
(240)
–
(240)
Dividends
paid
(1,197)               –
–                –               –
–
(1,197)
Proceeds from hedge restructure
228
–
–
–
–
–
228
Net cash outflow from financing activities
(2,513)
–
–
–
(240)
–
(2,753)
Net decrease in cash and cash equivalents
(1,794)
–
–
–
–
–
(1,794)
Cash and cash equivalents at beginning of year
1,886
–
–
–
–
–
1,886
Net cash and cash equivalents at end of year
92
–
–
–
–
–
92
(1) Ergo reclassified as a discontinued operation from 1 February 2005 as it has reached the end of its useful life.
(2) Effect of reallocation within trade and other receivables on receipts from customers.
(3) Interest received and finance costs have been reclassified from operating activities to investing and finance activities respectively.
(4) Contributions to the Environmental Rehabilitation Trust Fund reallocated to other investments acquired.
(5) Reallocation of non-cash portion of finance costs to other non-cash movements.

NOTES TO THE COMPANY FINANCIAL STATEMENTS
for the year ended 31 December

27
Changes to comparative information (continued)
Change in
accounting policies
Reclassifications
Change
in
Ergo
Balance
accounting
treated
per
treatment
Adoption                           as
a
annual
for
of IAS 28
dis-
Revised
financial
actuarial
(account-
Other
continued
2004
statements
gains and
Adoption
ing for
reclassifi-
opera-
com-
SA Rands million
2004
losses of IAS 21
(1)
associates)
(2)
cations
tion
(3)
parative
Cash generated from operations
Profit before taxation
(180)
–
78
(1)
–
68
(35)
Adjusted for:
Non-cash movements
(4) (5)
98                –
(78)
–
27
(30)
17
Movement on non-hedge derivatives
986
–
–
–
–
(26)
960
Amortisation of tangible assets
753
–
–
–
–
–
753
Deferred
stripping
–
–
–                –               –
–
–
Interest
receivable
(183)               –
–                –               –
–
(183)
Profit from associates after taxation
(1)
–
–
1
–
–
–
Finance costs and unwinding of decommissioning
obligation
276                –
–                –               –
–
276
Amortisation
of
intangible
assets
4                –
–                –               –               –
4
Profit on disposal of assets
(4)
–
–
–
4
–
–
Movements in working capital
(225)
–
–
–
–
–
(225)
1,524                 –
–                –
31
12
1,567
Movements in working capital:
Increase in inventories
(30)
–
–
–
–
–
(30)
Decrease in trade and other receivables
69
–
–
–
–
–
69
Decrease in trade and other payables
(264)
–
–
–
–
–
(264)
(225)               –
–                –                –
–
(225)
(1)
In the company financial statements, as a result of adopting IAS 21 (revised), exchange differences arising on a monetary item that forms part of the company’s net investment in a foreign operation is recognised in the income statement. The effect of this change in accounting policy is that in the company financial statements for 2004, R78m has been recognised in the income statement instead of in equity.
(2) Share of associates profit reclassified from other net income to comply with IAS 28.
(3) Ergo reclassified as a discontinued operation from 1 February 2005 as it has reached the end of its useful life.
(4) Reallocation of non-cash portion of finance costs to other non-cash movements.
(5) Reallocation of interest capitalised from other non-cash movements to capital expenditure.

Investment in principal subsidiaries and joint venture interests
Country
Nature
Shares held
Percentage held
Book value
Net loan account
of
incor-
of
2005                 2004                2005
2004
2005
2004
2005
2004
poration
business
% % Rm Rm Rm Rm
Direct investments
Advanced Mining Software Limited 16 C 40,000 40,000 100 100 2 2 (9) (12)
AGRe Insurance Company Limited 16 F 2 2 100 100 14 14 – –
AngloGold American Investments Limited 4 B 1,001 1,001 100 100 849 849 (44) (39)
AngloGold Ashanti USA Incorporated 19 B 100 100 100 100 768 768 – –
500* 500* 100 100 655 655 – –
AngloGold Health Service (Pty) Limited 16 E 8 8 100 100 – – 54 37
AngloGold Ashanti Holdings plc 9 B 2,077,313,678 2,077,313,678 100 100 11,195 11,192 (496) (393)
AngloGold Offshore Investments Limited 4 B 5,000,000 5,000,000 100 100 272 272 – –
Eastvaal Gold Holdings Limited 16 B 454,464,000 454,464,000 100 100 917 917 (602) (604)
Masakhisane Investment Limited 16 B 100 100 100 100 – – 4 6
Nuclear Fuels Corporation of SA (Pty) Limited 16 D 1,450,000 1,450,000 100 100 7 7 (162) (63)
Rand Refinery Limited ** 16 G 208,471 208,471 53.03 53.03 116 116 – –
Southvaal Holdings Limited (in voluntary liquidation) 16 B 26,000,000 26,000,000 100 100 3 3 (3) (3)
Indirect investments
AG Mali Holdings 1 Limited 4 B 10,002 10,002 100 100 – – – –
AG Mali Holdings 2 Limited 4 B 10,002 10,002 100 100 – – – –
AngloGold Argentina Limited 4 B 1 1 100 100 – – – –
AngloGold Argentina S.A. 1 B 1,331,093 1,331,093 100 100 – – – –
AngloGold Ashanti Australia Limited 2 B 257,462,077 257,462,077 100 100 – – – 21
AngloGold Ashanti (Bibiani) Limited 7 A 4,500 4,500 100 100 – – – –
AngloGold Ashanti (Colorado) Corp. 19 B 1,250 1,250 100 100 – – – –
AngloGold Ashanti Exploration (Ghana) Limited 7 A 2 2 100 100 – – (2) –
AngloGold Ashanti (Ghana) Limited 7 A 132,419,585 132,419,585 100 100 – – 7 2
AngloGold Ashanti Holdings plc 9 B 1,024,840,886* 1,024,840,886* 100 100 – – – –
AngloGold Ashanti (Iduapriem) Limited 7 A 53,016 53,016 80 80 – – – –
AngloGold Ashanti Mineração Ltda. 5 A 22,194,302,378 22,194,302,378 100 100 – – – –
AngloGold Ashanti (Nevada) Corp. 19 B 100 100 100 100 – – – –
AngloGold Ashanti North America Inc. 19 B 7,902 7,902 100 100 – – 33 4
AngloGold Australia Investment Holdings Limited 4 B 1,000 1,000 100 100 – – – –
AngloGold Australia (Sunrise Dam) Pty Limited 2 A 2 2 100 100 – – – –
AngloGold Ashanti Brasil Ltda. 5 B 8,827,437,875 8,827,437,875 100 100 – – – –
AngloGold Brazil Limited 4 B 1 1 100 100 – – – –
AngloGold CV 1 Limited 4 B 11,002 11,002 100 100 – – – –
AngloGold CV 2 Limited 4 B 1,002 1,002 100 100 – – – –
AngloGold CV 3 Limited 4 B 1,002 1,002 100 100 – – – –
AngloGold Finance Australia Holdings Limited 13 B 2 2 100 100 – – – –
AngloGold Finance Australia Limited 13 B 2 2 100 100 – – – –
AngloGold Geita Holdings Limited 4 B 3,513 3,513 100 100 – – – –
AngloGold Investments Australasia Limited 4 B 1,000 1,000 100 100 – – – –
AngloGold Investments Australia Pty Ltd 2 B 1 1 100 100 – – – 13
AngloGold Investments (Sadex) Limited 4 B 1,000'A' 1,000'A' 100 100 – – – –
AngloGold Morila Holdings Limited 4 B 1,000 1,000 100 100 – – – –
AngloGold Namibia (Pty) Ltd 14 A 10,000 10,000 100 100 – – – –
AngloGold North American Holdings Limited 4 B 1 1 100 100 – – – –
AngloGold Offshore Investments Limited 4 B 422,510,000* 422,510,000* 100 100 – – – –
AngloGold South America Limited 4 B 488,000 488,000 100 100 – – (172) (153)
AngloGold South American Holdings Limited 4 B 1 1 100 100 – – – –
Ashanti Goldfields Belgium S.A. 3 B 2,500 2,500 100 100 – – – –
Ashanti Goldfields (Cayman) Limited 6 B 2 2 100 100 – – – –
Ashanti Goldfields Holding (Luxembourg) S.A. 11 B 3,000,000 3,000,000 100 100 – – – –
Ashanti Goldfields Kilo Sarl 21 H 15,520 15,520 86.22 86.22 – – 5 –
Ashanti Goldfields Services Limited 18 B 588,409 588,409 100 100 – – – –
Ashanti Goldfields Teberebie Limited 6 B 2 2 100 100 – – – –
Ashanti Goldfields Zimbabwe Limited 20 A – 265,570,717 – 100 – – – –
Ashanti Treasury Services Limited 9 I 250,000 250,000 100 100 – – (7) –
Australian Mining & Finance Pty Limited 2 B 48 48 100 100 – – – –
Cerro Vanguardia S.A. 1 A 13,875,000 13,875,000 92.50 92.50 – – – –
Chevaning Mining Company Limited 18 B 1,000 1,000 100 100 – – – –
Cluff Holdings Pvt Limited 20 B – 100 – 100 – – – –
Cluff Mineral Exploration Limited 18 B 500,000 500,000 100 100 – – – –
Cluff Oil Limited 18 B 19,646,377 19,646,377 100 100 – – – –
Cluff Resources Limited 18 B 93,638,562 93,638,562 100 100 – – – –
Cripple Creek & Victor Gold Mining Company
(USA joint venture) A – – 67 67 – – – –
Erongo Holdings Limited 4 B 13,334'A' 13,334'A' 100 100 – – (12) (10)
Geita Gold Mining Limited 17 A 2 2 100 100 – – – –
Golden Shamrock Mines Limited 2 B 2,000,000 2,000,000 100 100 – – – –
GSM Gold S.A. 11 B 325,000 325,000 100 100 – – – –
Mineração Serra Grande S.A. 5 A 499,999,997 499,999,997 50 50 – – – –
Morila Limited 10 B 1 1 50 50 – – – –
Pioneer Goldfields Limited 8 B 75,000,000 75,000,000 100 100 – – – –
Sadiola Exploration Limited 4 B 5,000 'A' 5,000 'A' 50 50 – – – –
Societé Ashanti Goldfields de Guinée S.A. 15 A 3,486,134 3,486,134 85 85 – – 1 –
Teberebie Goldfields Limited 7 A 1,860,000 1,860,000 90 90 – – – –
Joint ventures
Nufcor International Limited ** 18 D 3,000,000 3,000,000 50 50 18 18 (2) –
Société des Mines de Morila S.A. 12 A 400 400 40 40 – – – –
Société d'Exploitation des Mines d'Or de Sadiola S.A. 12 A 38,000 38,000 38 38 – – – –
Société d'Exploitation des Mines d'Or de Yatela S.A. 12 A 400 400 40 40 – – – –
BGM Management Company Pty Ltd 2 A 3'B' 3'B' 33.33 33.33 – – – –
14,816 14,813 (1,407) (1,194)
Nature of business
A – Mining
B – Investment holding
C – Software development
D – Market agent
E – Health care
F – Short-term insurance and re-assurance
G – Precious metal refining
H – Exploration
I – Treasury
*
Indicates preference shares
** The statutory year-ends of Rand Refinery Limited and Nufcor International Limited are 30 September and 30 June respectively. The management accounts of Rand Refinery Limited and Nufcor International Limited for the
periods ended 30 September and 31 December respectively, have been included in the group’s results for the year ended 31 December 2005.
In terms of IAS 21, the Environmental Rehabilitation Trust Fund is deemed to be a subsidiary.
The aggregate interest in the net profits and losses in subsidiaries is as follows:
$ million
2005
2004
Profit attributable to equity shareholders 167 323
Losses attributable to equity shareholders (396) (320)
(229) 3
Countries of incorporation
1
Argentina
2 Australia
3 Belgium
4 British Virgin Islands
5 Brazil
6 Cayman Islands
7 Ghana
8 Guernsey
9 Isle of Man
10 Jersey
11 Luxembourg
12 Mali
13 Malta
14 Namibia
15 Republic of Guinea
16 Republic of South Africa
17 Tanzania
18 United Kingdom
19 United States of America
20 Zimbabwe
21 Democratic Republic of Congo

GLOSSARY OF TERMS

Mining terms
BIF
Banded Ironstone Formation. A chemically formed iron-rich sedimentary rock.
By-products
Any products that emanate from the core process of producing gold, including silver, uranium and sulphuric acid.
Calc-silicate rock
A metamorphic rock consisting mainly of calcium-bearing silicates such as diopside and wollastonite, and formed by metamorphism of impure limestone or dolomite.
Carbon-in-leach (CIL)
Gold is leached from a slurry of gold ore with cyanide in agitated tanks and adsorbed on to carbon granules in the same circuit. The carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.
Carbon-in-pulp (CIP)
Gold is leached conventionally from a slurry of gold ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where carbon granules are mixed with the slurry and gold is adsorbed on to the carbon. The granules are separated from the slurry and treated in an elution circuit to remove the gold.
Comminution
Comminution is the crushing and grinding of ore to make gold available for treatment. (See also “Milling”).
Contained gold
The total gold content (tons multiplied by grade) of the material being described.
Cut-off Grade (Surface Mines)
The minimum grade at which a unit of ore will be mined so as to achieve a required mining grade and hence a desired economic outcome.
Depletion
The decrease in quantity of ore in a deposit or property resulting from extraction or production.
Development
The process of accessing an orebody through shafts and/or tunnelling in underground mining operations.
Diorite
An igneous rock formed by the solidification of molten material
(magma).
Electro-winning
A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars.
Elution
Recovery of the gold from the activated carbon into solution before zinc precipitation or electro-winning.
Grade
The quantity of gold contained within a unit weight of gold-bearing material generally expressed in ounces per short ton of ore (oz/t), or grams per metric tonne (g/t).
Greenschist
A schistose metamorphic rock whose green colour is due to the presence of chlorite, epidote or actinolite.
Indicated Mineral Resource
An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence.
It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.
Inferred Mineral Resource
An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.
Leaching
Dissolution of gold from crushed or milled material, including reclaimed slime, prior to adsorption on to activated carbon.
Life of mine (LOM)
Number of years that the operation is planning to mine and treat ore, and is taken from the current mine plan.
Measured Mineral Resource
A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing, information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.
Metallurgical plant
A processing plant erected to treat ore and extract gold.
Milling
A process of reducing broken ore to a size at which concentrating can be undertaken. (See also “Comminution”).

GLOSSARY OF TERMS

Mine call factor
The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling.
Mineral deposit
A mineral deposit is a concentration (or occurrence) of material of possible economic interest in or on the Earth’s crust.
Mineral Resource
A ‘Mineral Resource‘ is a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into
Inferred, Indicated and Measured categories.
Ore Reserve
An ‘Ore Reserve‘ is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined.
Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate that at the time of reporting, extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore
Reserves and Proved Ore Reserves.
Ounce (oz) (troy)
Used in imperial statistics. A kilogram is equal to 32.1507 ounces.
A troy ounce is equal to 31.1035 grams.
Pay limit
The grade of a unit of ore at which the revenue from the recovered mineral content of the ore is equal to the total cash cost including
Ore Reserve Development and stay-in-business capital. This grade is expressed as an in-situ value in grams per tonne or ounces per short ton (before dilution and mineral losses).
Precipitate
The solid product of chemical reaction by fluids such as the zinc precipitation referred to below.
Probable Reserve
A ‘Probable Ore Reserve’ is the economically mineable part of an
Indicated, and in some circumstances, a Measured Mineral Resource.
It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.
Productivity
An expression of labour productivity based either on the ratio of grams of gold produced to the total number of employees or area mined
(in square metres) to the total number of employees in underground mining operations.
Proved Reserve
A ‘Proved Ore Reserve’ is the economically mineable part of a
Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined.
Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.
Project capital
Capital expenditure to either bring a new operation into production; to materially increase production capacity; or to materially extend the productive life of an asset.
Reclamation
In the South African context, reclamation describes the process of reclaiming slimes (tailings) dumps using high-pressure water cannons to form a slurry which is pumped back to the metallurgical plants for processing.
Recovered grade
The recovered mineral content per unit of ore treated.
Reef
A gold-bearing sedimentary horizon, normally a conglomerate band that may contain economic levels of gold.
Refining
The final purification process of a metal or mineral.
Rehabilitation
The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws including, but not limited to the South African
Department of Minerals and Energy, the US Bureau of Land
Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.
Seismic event
A sudden inelastic deformation within a given volume of rock that radiates detectable seismic waves (energy), which results from mining activities.
Shaft
A vertical or subvertical excavation used for accessing an underground mine; for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.
Mining terms

GLOSSARY OF TERMS

Mining terms
Skarn
A rock of complex mineralogical composition, formed by contact metamorphism and metasomatism of carbonate rocks.
Smelting
A pyro-metallurgical operation in which gold is further separated from impurities.
Stay-in-business capital
Capital expenditure to maintain existing production assets. This includes replacement of vehicles, plant and machinery, ore reserve development and capital expenditure related to safety, health and the environment.
Stope
Underground excavation where the orebody is extracted.
Stoping
The process of excavating ore underground.
Stripping ratio
The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.
Syngenetic
Formed contemporaneously with the deposition of the sediment.
Tailings
Finely ground rock of low residual value from which valuable minerals have been extracted.
Tailings dam (slimes dam)
Dam facilities designed to store discarded tailings.
Tonne
Used in metric statistics. Equal to 1,000 kilograms.
Ton
Used in imperial statistics. Equal to 2,000 pounds. Referred to as a short ton.
Tonnage
Quantity of material measured in tonnes or tons.
Total cash costs
Total cash costs include site costs for all mining, processing and administration, as well as contributions from by-products and are inclusive of royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded.
Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.
Total production costs
Total cash costs plus amortisation, retrenchment, rehabilitation and other non-cash costs. Corporate administration, capital and exploration costs are excluded. Total production costs per ounce are the attributable total production costs divided by the attributable ounces of gold produced.
Waste
Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded.
Yield
The amount of valuable mineral or metal recovered from each unit mass of ore expressed as ounces per short ton or grams per metric tonne.
Zinc precipitation
Zinc precipitation is the chemical reaction using zinc dust that converts gold in solution to a solid form for smelting into unrefined gold bars.
Financial terms
Adjusted gross margin
Adjusted gross profit (loss) divided by gold sales including realised non-
hedge derivatives.
Adjusted gross profit (loss)
Gross profit (loss) excluding unrealised non-hedge derivatives.
Adjusted headline earnings
Headline earnings excluding unrealised non-hedge derivatives, fair value adjustments on the option component of the convertible bond, fair value gains (losses) on interest rate swaps, and deferred tax thereon.
Average number of employees
The monthly average attributable number of employees and contractors employed during the year, where contractors are defined as individuals who have entered into a fixed-term contract of employment with a group company or subsidiary.
Capital expenditure
Total capital expenditure on tangible assets which includes stay-in-
business and project capital.
Cash gross margin
Cash gross profit (loss) divided by gold sales including realised non-
hedge derivatives.
Cash gross profit (loss)
Adjusted gross profit (loss) plus amortisation of intangible and tangible assets less non-cash revenues.
Discontinued operation
An operation that, pursuant to a single plan, has been disposed of or abandoned or is classified as held-for-sale.
EBITDA
Operating profit (loss) before amortisation of tangible and intangible assets, impairment of tangible and intangible assets, profit (loss) on disposal of assets and unrealised non-hedge derivatives, plus the share of associates EBITDA.
Effective tax rate
Current and deferred taxation as a percentage of profit before taxation.
Equity
Shareholders' equity adjusted for other comprehensive income actuarial gain (loss) and deferred taxation. Where average equity is referred to, this is calculated by averaging the figures at the beginning and the end of the financial year.

GLOSSARY OF TERMS

Free cash flow
Net cash inflow from operating activities less stay-in-business capital expenditure.
Gross margin %
Adjusted gross profit (loss) as a percentage of gold income including realised non-hedge derivatives.
Interest cover
EBITDA divided by finance costs and unwinding of decommissioning and restoration obligations.
Market capitalisation
Number of ordinary shares in issue at close of business on
31 December multiplied by the closing share price as quoted on the
JSE Limited.
Monetary asset
An asset which will be settled in a fixed or easily determinable amount of money.
Net asset value per share
Total equity per balance sheet divided by shares in issue.
Net capital employed
Equity as defined above plus minority interests and interest-bearing borrowings, less cash and cash equivalents and other cash
investments. Where average net capital employed is referred to, this is the average of the figures at the beginning and the end of the financial year.
Net debt
Borrowings less cash and cash equivalents and other cash
investments.
Net operating assets
Tangible assets, current and non-current portion of inventories, current and non-current trade and other receivables (excluding recoverable tax, rebates, levies and duties), less current and non-current trade and other payables and deferred income (excluding unearned premiums on normal sale extended contracts).
Net tangible asset value per share
Total equity per balance sheet less intangible assets, divided by the number of ordinary shares in issue.
Non-hedge derivative gain (loss)
Derivatives that are neither designated as meeting the normal sale exemption under IAS39, nor designated as cash flow hedges.
Normal purchase normal sale (NPNS) exemption
Hedge contracts designated as meeting the exemption criteria under
IAS 39.
Operating special items
Material items of income and expenditure that relate to the underlying performance of the business and require separate disclosure in accordance with IAS 1.86. They include impairment charges and profits and losses on disposal of tangible assets.
Price received ($/oz and R/kg)
Attributable gold income including realised non-hedge derivatives divided by attributable ounces/kilograms sold.
Realised non-hedge derivatives
Represents the current year income statement effect of non-hedge derivatives that were settled during the current year.
Region
Defines the operational management divisions within AngloGold Ashanti and these are South Africa, Argentina, Australia, Brazil, Ghana, Guinea,
Mali, Namibia, Tanzania, United States of America and Zimbabwe.
Related party
Parties are considered related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.
Return on equity
Adjusted headline earnings expressed as a percentage of the average equity, adjusted for the timing of acquisitions and disposals.
Return on net capital
Adjusted headline earnings before finance costs and unwinding of decommissioning and restoration obligations expressed as a
percentage of average net capital employed, adjusted for the timing of acquisitions and disposals.
Significant influence
The ability, directly or indirectly, to participate in, but not exercise control over, the financial and operating policy decision of an entity so as to obtain economic benefit from its activities.
Unrealised non-hedge derivatives
This represents the change in fair value of all open non-hedge derivative positions from the previous reporting date to the current reporting date.
Weighted average number of ordinary shares in issue
The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group.
Financial terms

GLOSSARY OF TERMS

Abbreviations
$
United States dollars
A$
Australian dollars
ADS
American Depositary Share
ADR
American Depositary Receipt
ARS
Argentinian peso
ASX
Australian Stock Exchange
BRL
Brazilian real
bn
Billion
capex
Capital expenditure
CDI
Chess Depositary Interests
CHF
Swiss francs
CLR
Carbon Leader Reef
FCFA
Communauté Financiére Africaine Francs
FIFR
Fatal injury frequency rate per million hours worked
g
Grams
g/t
Grams per tonne
g/TEC
Grams per total employee costed
GHC
Ghanaian cedi
GhDS
Ghanaian Depositary Share
GSE
Ghana Stock Exchange
JORC
Australasian Code for Reporting of Mineral Resources
and Ore Reserves
JIBAR
Johannesburg interbank agreed rate
JSE
JSE Limited
King Code
South African King Code on Corporate Governance,
2002
kg
Kilograms
LSE
London Stock Exchange
LIBOR
London interbank offer rate
LOM
Life of mine
LTIFR
Lost-time injury frequency rate per million hours
worked
(1)
m
2
/TEC
Square metres per total employee costed
M or m
Metre or million, depending on the context
Moz
Million ounces
Mt
Million tonnes or tons
Mtpa
Million tonnes/tons per annum
N$
Namibian dollars
NOSA
National Occupational Safety Association
NYSE
New York Stock Exchange
oz
Ounces (troy)
oz/t
Ounces per ton
R or ZAR
South African rands
RIFR
Reportable injury frequency rate per million hours
worked
SAMREC
South African Code for the Reporting of Mineral
Resources and Mineral Reserves
SEC
United States Securities and Exchange Commission
SRP
South African Securities Regulation Panel
SOX
Sarbanes-Oxley Act of 2002
t
Tons (short) or tonnes (metric)
tpm
Tonnes/tons per month
tpa
Tonnes/tons per annum
tpd
Tonnes/tons per day
VCR
Ventersdorp Contact Reef
VCT
Voluntary counselling and testing
(1) Note that AngloGold Ashanti utilises the strictest definition in reporting Lost
Time Injuries in that it includes all Disabling Injuries (where an individual is unable to return to his place of regular work the next calendar day after the injury) and Restricted Work Cases (where the individual may be at work, but unable to perform full or regular duties on the next calendar day after the injury)
within this definition.
Rounding of figures in this report may result in computational discrepancies.

The process of producing gold
The process of producing gold can be divided
into six main phases:
•
finding the orebody;
•
creating access to the orebody;
•
removing the ore by mining or breaking the
orebody;
•
transporting the broken material from the
mining face to the plants for treatment;
•
processing; and
•
refining.
This basic process applies to both underground
and surface operations.
Finding the orebody
AngloGold Ashanti’s global exploration
programme identifies targets and undertakes
exploration, on its own or in conjunction with joint
venture partners.
Creating access to the orebody
There are two types of mining which take place to
access the orebody:
•
underground – a vertical or decline shaft
(designed to transport people and/or
materials) is first sunk deep into the ground,
after which horizontal development takes
place at various levels of the main shaft or
decline. This allows for further on-reef
development of specific mining areas where
the orebody has been identified; and
•
open-pit – where the top layers of topsoil or
rock are removed in a process called
‘stripping’ to uncover the reef.
Removing the ore by mining or breaking the
orebody
•
In underground mining, holes are drilled into
the orebody, filled with explosives and then
blasted. The blasted ‘stopes’ or ‘faces’ are
then cleaned and the ore released is now
ready to be transported out of the mine.
•
In open-pit mining, drilling and blasting may
also be necessary to release the gold-
bearing rock; excavators then load the
material onto the ore transport system.
Transporting the broken material from the
mining face to the plants for treatment
•
Underground ore is transported by means of
vertical and/or horizontal transport systems.
Once on surface, conveyor belts usually
transport the ore to the treatment plants.
•
Open-pit mines transport ore to the
treatment plants in vehicles capable of
hauling huge, heavy loads.
Services
Mining activities require extensive services, both
on the surface and underground, including:
•
mining engineering services;
•
mine planning;
•
ventilation;
•
provision of consumable resources;
•
engineering services;
•
financial, administration and human resource
services; and
•
environmental/permitting services.
Processing
•
Comminution is the breaking up of ore to
make gold available for treatment.
Conventionally, this process occurs in multi-
stage crushing and milling circuits. Modern
technology is based on large mills fed directly
with run-of-mine material.
•
Gold ores can typically be classified into:
–
refractory ores, where the gold is locked
within a sulphide mineral and not readily
available for recovery by the cyanidation
process; or
–
free milling, where the gold is readily
available for recovery by the cyanidation
process.
•
Refractory ore treatment – after fine grinding,
the sulphide materials are floated away from
the barren gangue material to produce a
high-grade sulphide concentrate. The
sulphide concentrate is oxidised by either
roasting as at AngloGold Ashanti Mineração
or bacterial oxidation (BIOX) as at Obuasi.
The oxidation process oxidises the sulphide
minerals liberating the gold particles making
them amenable to recovery by the
cyanidation process.
•
Free milling and oxidised refractory ores are
processed for gold recovery by agitator
leaching the ore in an alkaline cyanide leach
solution followed generally by adsorption of
the gold cyanide complex onto activated
carbon-in-pulp (CIP).
•
The alternative process is the heap-leach
process. Generally considered applicable to
only high-tonnage, low-grade ore deposits,
The process of producing gold and rehabilitation

AngloGold Ashanti has successfully applied
this to medium-grade deposits where the ore
deposit tonnage cannot economically justify
constructing a process plant. Here, the run-
of-mine ore is crushed and placed on the
leach pad. Low strength alkaline cyanide
solution is applied, generally as a drip, to the
top of the heap for periods of up to three
months. The dissolved gold bearing solution
is collected from the base of the heap and
transferred to the carbon-in-solution (CIS)
columns where the gold cyanide complex
is adsorbed onto activated carbon. The
stripped solution is recycled back to the top
of the heaps.
•
Gold adsorbed onto activated carbon is
recovered by a process of re-dissolving the
gold from the activated carbon (elution),
followed by precipitation in electro-winning
cells and subsequent smelting of that
precipitate into doré bars that are shipped to
the gold refineries.
•
The retreatment of tailing stockpile from
previous decades’ operations is also
practised by AngloGold Ashanti. The old
tailings are mined by water sluicing followed
by agitator leaching in alkaline cyanide
solution and recovery of dissolved gold onto
activated carbon.
•
At AngloGold Ashanti operations, the major
by-products produced are:
– silver, which is associated with gold in
ratios ranging from 0.1:1 to 200:1 silver to
gold;
– sulphuric acid which is produced by
scrubbing the gases generated from the
roasting plants; and
– uranium which is recovered in a process
which involves initial acid leaching
followed by recovery of the leached
uranium onto resin and subsequent
stripping with ammonium hydroxide and
precipitation of crude yellow cake.
•
The tailings from the process operations are
stored in designated Tailings Storage
Facilities designed to enhance water
recovery and prevent contaminant seepage
into the environment.
Refining
The doré bars, are transported to a refinery for
further refining, to as close to pure gold as
possible – good delivery status. This gives the
assurance that the bar contains the quantity and
purity of gold as stamped on the bar.
Rehabilitation
In all the jurisdictions in which the company
operates, it is required to conduct closure and
rehabilitation activities in order to return the land
to a productive state post-mining. Additionally,
these same jurisdictions require the company to
provide financial assurance, in a form prescribed
by law, to cover some, or all of the costs, of the
anticipated closure and rehabilitation costs for the
operation. Rehabilitation refers to the process of
reclaiming mined land to that which existed prior
to mining or to a pre-determined use post-mining.
Closure plans are devised prior to the
commencement of operation and are regularly
reviewed to take into account life-of-mine
projections. Although the final cost of closure
cannot be fully determined ahead of closure,
ample provision is made during the mine’s
economic operation.
THE PROCESS OF PRODUCING GOLD AND REHABILITATION

AngloGold Ashanti’s approach to research and
development is a combination of external private
and collaborative research and in-house research
based at the operations.
The primary external collaborative research
programmes include:
•
electric drilling: significant progress is being
made at TauTona in several key performance
areas. Productivity improvements
of
approximately 15% have been achieved in
terms of drilling rates and the number of
machine operators required for production.
Improvements in the cost per metre drilled
now allow the unit to compete well with
pneumatic machines at the mine. As drilling
and blasting is the fundamental rock-
breaking process in deep-level, narrow-vein
hard-rock mining, the overall objective of a
more energy-efficient stope is to move away
from compressed air as the primary source of
energy.
•
the AMIRA projects:
–
P9N: research into increasing efficiency in
comminution and flotation;
–
P420c: research into the gravity and
leaching characteristics of gold extraction
from both free milling ores and refractory
ores; and
–
P266d: research into improving the
performance of thickeners.
•
a University of British Columbia Canada
project researching the use of thiosulphate
as an alternative lixiviant to cyanide;
•
a research project to develop the scale-up
data for the thiosulphate gold leaching
process; and
•
the Mintek (a South African metallurgical
research centre based in Johannesburg)
research project, AuTEK, commissioned to
develop new industrial uses for gold. The
principal fields being investigated are those
of catalysis, medical, biological and the
nanoparticle.
Primary in-house research programmes being
carried out in conjunction with private external
technology suppliers are to:
•
investigate aspects of open-pit wall stability
design (including risk analysis design) and
continuous slope stability measurement;
•
investigate the use of GPS systems for drill
blast hole location, truck monitoring and the
management of ore placement on heaps;
•
enhance the engineering design of the New
Era Loco as an operational energy modelling
system;
•
investigate the arsenic compounds
precipitated in the process plant and their
long-term stability when discharged to
tailings storage facilities;
•
investigate variations to the mine-to-mill
process so as to improve blasting efficiencies
and effectiveness, monitor fragmentation
and improve energy efficiencies in the
comminution process. The aim is to reduce
energy and costs and improve material-
handling efficiencies;
•
develop expert control systems in both
comminution and leaching/gold recovery
circuits; and
•
develop and test a chiller performance
software programme – the final outstanding
research project within the Future Mine
programme.
In addition, AngloGold Ashanti’s wholly owned
subsidiary, ISS International Ltd, (ISSI), is a global
Research and development

company specialising in seismic monitoring of
mines, engineering structures and earthquakes.
The company initiates and undertakes both
broad-based and focused research and
development in a continuing quest to enhance the
safety of those working in mining by developing
effective monitoring and warning technology
systems. ISSI functions on the international stage
and its involvement in seismic matters extends
well beyond the mining environment;
As a signatory of the International Cyanide
Management Institute (ICMI) a decision was taken by
AngloGold Ashanti to comply with the International
Cyanide Management Code. Consequently, all
process operations group-wide for AngloGold
Ashanti have been audited by the in-house
corporate Cyanide Management Code audit team.
Areas of improvement have been identified at the
operations and a schedule is in place for the
operations to undergo their ICMI external audit to
verify compliance with the International Cyanide
Management Code. In addition, extensive cyanide
speciation studies have been conducted in
conjunction with Mintek at the various plants in the
South Africa region to determine, on both a macro-
and a micro-scale, the environmental impacts of
cyanide in residue material. This has enabled a
clearer understanding of the environmental impacts
of cyanide and has led to the implementation of a
strategy to ensure compliance with the requirements
of the International Cyanide Management Code.
Cyanide management covers:
•
compliance with the International Cyanide
Management Code;
•
consumption by installation of continuous
cyanide and weak-acid dissociable cyanide
measuring devices with process control base
on a forward control loop;
•
cyanide recovery using the Hannah process
system;
•
cyanide destruction using a number of
proprietary processes; and
•
cyanide destruction based on bacteria
destruction of cyanide compound.
RESEARCH AND DEVELOPMENT

Rights to mine and title to properties
AngloGold Ashanti’s rights to own and exploit mineral
reserves and deposits are governed by the laws and
regulations of the jurisdictions in which the mineral
properties are located. In a number of countries in
which AngloGold Ashanti operates there are, in some
cases, certain restrictions in terms of the group’s
ability to independently move assets out of that
country and/or transfer the assets within the group,
without the prior consent of the local government or
minority shareholders involved.
Argentina
According to Argentinian mining legislation, mines
are the private property of the nation or a province,
depending on where they are located. Individuals are
empowered to explore for, exploit and dispose of
mines as owners by means of a legal licence granted
by a competent authority under the provisions of the
Argentine Mining Code. The legal licences granted
for the exploitation of mines are valid for an
undetermined period, provided that the mining title
holder complies with the obligations settled in the
Argentine Mining Code. In Argentina, the usual ways
of transferring rights over mining licences are: to sell
the licence; to lease such licence; or to assign the
rights under such a licence by a beneficial interest or
Usufruct Agreement. In the case of Cerro Vanguardia
– AngloGold Ashanti’s operation in Argentina – the
mining title holder is its partner, Formicruz, and due
to the Usufruct Agreement signed between them and
Cerro Vanguardia SA on 27 December 1996, the
latter has the irrevocable right to the exploitation of
the deposit for a period of 40 years. This agreement
expires on 27 December 2036.
Australia
In Australia, with few exceptions, all onshore mineral
rights are reserved by the government of the relevant
state or territory. Exploration for, and mining of,
minerals is regulated by the general mining legislation
and controlled by the mining ministry of each
respective State or Territory.
Where native title has not been extinguished, native
title legislation may apply to the grant of tenure and
some subsequent administrative processes. Federal
and State Aboriginal heritage legislation also
operates to protect special sites and areas from
disturbance although to date there has not been any
adverse impact on any of AngloGold Ashanti’s
operating properties.
AngloGold Ashanti’s operating properties are
located in the state of Western Australia. The most
common forms of tenure are exploration and
prospecting licences, mining leases and general
purpose leases. In most Australian states, if the
holder of an exploration licence establishes
indications of an economic mineral deposit and
complies with the conditions of the grant, the holder
of the exploration licence has a priority right against
all others to apply for a mining lease which gives the
holder exclusive mining rights with respect to
minerals on the property.
It is possible for an individual or entity to own the
surface of the property and for another individual
or entity to own the mineral rights. Typically the
maximum initial term of a mining lease is 21 years,
and the holder has the right to renew the lease for
a further period of 21 years. Subsequent renewals
are subject to the discretion of the respective
State or Territory’s minister responsible for mining
rights. Mining leases can only be assigned with
the consent of the relevant minister.
Government royalties are payable as specified in
the relevant legislation in each State or Territory. A
general purpose lease may also be granted for
one or more of a number of permitted purposes.
These purposes include erecting, placing and
operating machinery and plant in connection with
mining operations, depositing or treating
minerals or tailings and using the land for any
other specified purpose directly connected with
mining operations.
AngloGold Ashanti owns the mineral rights and
has 21-year term mining leases with rights of
renewal to all of its mining areas in Australia,
including its proportionate share of joint venture
operations, and both the group and its joint
venture partners are fully authorised to conduct
operations in accordance with relevant laws and
regulations. The mining leases and rights of
renewal cover the current life of mine at
AngloGold Ashanti’s operations in Australia.
Brazil
In Brazil, there are two basic mining rights:
•
a licence for the exploration stage, valid up to
three years, renewable once; and
•
a Mining Concession or Mine Manifest, valid for
the life of the deposit.
In general, exploration licences are granted on a first-
come, first-served basis. Mining concessions are
granted to the holders of exploration licences that
manage to prove the existence of a mineral resource
and have been licensed by the environmental
competent authority.

RIGHTS TO MINE AND TITLE TO PROPERTIES

Mine Manifests (mining titles granted in 1936) and
Mining Concessions (mining titles presently granted
through an order signed by the Secretary of Mines of
the Ministry of Mines and Energy) are valid for an
undetermined period until depletion of reserves,
provided that the mining title holder complies with
current Brazilian mining and environmental
legislation, as well as with those requirements set out
by the National Department of Mineral Production
(DNPM) who acts as inspecting entity for mining
activities. Obligations of the titleholder include:
•
the start of construction, as per an approved
development plan, within six months of the
issuance of the concession;
•
extracting solely the substances indicated in the
concession;
•
communicating to the DNPM the discovery of a
mineral substance not included in the
concession title;
•
complying with environmental requirements;
•
restoring the areas degraded by mining; refrain
from interrupting exploitation for more than six
months; and
•
reporting annually on operations.
The difference between a Mine Manifest and a Mining
Concession lies in the legal nature of these two
mining titles, since it is much more difficult and
complicated for the public administration to withdraw
a Mine Manifest than a Mining Concession although,
in practice, it is possible for a Manifest to be
cancelled or to become extinct if the abandonment
of the mining operation is formally proven. All of
AngloGold Ashanti’s operations in Brazil have
indefinite mining licences.
Ghana
Mining activities in Ghana are primarily regulated by
the Minerals and Mining Law 1986 (PNDCL 153) or
the Mining Law. Under the Constitution and the
Mining Law, all minerals in Ghana in their natural
state are the property of the State and title to them is
vested in the President on behalf of and in trust for
the people of Ghana, with rights of prospecting,
recovery and associated land usage being granted
under licence or lease.
A licence is required for the export or disposal of
such minerals and the government has a right of
pre-emption over all such minerals. The government
of Ghana shall acquire, without payment, a 10%
interest in the rights and obligations of the mineral
operations in relation to a mineral right to
reconnaissance, prospecting or mining, and shall
have the option to acquire a further 20% interest
where any mineral is discovered in commercial
quantities, on terms agreed between the government
and the holder of the mining lease subject to
arbitration if the parties fail to agree.
A licence or lease granting a mineral right is
required to prospect for or mine a mineral in
Ghana and the Minister of Energy and Mines has
the power to negotiate, grant, revoke, suspend or
renew any mineral right, subject to a power of
disallowance exercisable within 30 days of such
grant, revocation, suspension or renewal by the
Cabinet. The powers of the Minister of Mines are
to be exercised on the advice of the Minerals
Commission, which is responsible for regulating
and managing the utilisation of natural resources
and co-ordinating policies relating to them.
The grant of a mining lease by the Minister of
Mines is normally subject to parliamentary
ratification unless the mining lease falls into a
class of transactions exempted by parliament. A
mineral right is deemed a requisite and sufficient
authority over the land in respect of which the
right is granted, although a separate licence is
required for some other activities, including the
diversion of water, and additional consents may
be required for certain developments. A mineral
right or interest therein may not be transferred,
assigned or otherwise dealt with in any other
manner without prior written approval of the
Minister of Mines.
Control of mining companies: The Minister of
Mines has the power to object to a person
becoming or remaining a ‘‘shareholder controller’’,
a ‘‘majority shareholder controller’’ or an ‘‘indirect
controller’’ of a company which has been granted
a mining lease if he considers that the public
interest would be prejudiced by the person
concerned becoming or remaining such a
controller. In this context:
•
shareholder controller means a person who,
either alone or with certain others, is entitled
to exercise or control the exercise of 20% or
more of the voting power at any general
meeting of a mining company or of any other
company of which it is a subsidiary;
•
majority shareholder controller means a
shareholder controller in whose case the
percentage referred to above also exceeds
50%; and
•
indirect controller means a person in
accordance with whose directions or
instructions the director of a mining company,
or of another company of which it is a
subsidiary, or the shareholder controllers of
that mining company, are accustomed to act.

A person may not become a shareholder
controller, a majority shareholder controller or an
indirect controller of a mining company unless
he has served written notice on the Minister of
Mines of his intention to that effect and the
Minister of Mines consents to his becoming
such a controller or does not object within a
period of six months.
Where a person becomes or continues to be a
controller of the relevant description after a notice
of objection has been served on him, or is
otherwise in contravention of the procedures
prescribed by the Mining Law, the Minister of
Mines may notify the controller that, until further
notice, any specified shares are subject to
restrictions. The relevant restrictions include
restrictions on transfer, voting rights, receipt of
further shares and distributions. The Minister of
Mines may apply to the High Court to order the
sale of any shares which are the subject of such a
restriction. There is no legal restriction on the
foreign ownership of a mining company.
Where a person, either alone or with others,
acquires an interest in 5% or more of the voting
power of a mining company he is required to
notify the Minister of Mines. A person who is a
controller of a mining company must give notice
of his ceasing to be such a controller before he
disposes of his interest. In addition, the mining
company itself has to give notice to the Minister of
Mines of the fact that any person has become or
ceased to be a controller.
Violation of these provisions of the Mining Law is
a criminal offence. The law also gives the Minister
of Mines power to investigate and report on the
ownership and control of any mining company.
The Mining Law also gives the government the
right to acquire a special share (Golden Share) in
a mining company in order to protect the assets
of the relevant company and to reflect and further
the intentions of the provisions of the Mining Law
relating to control of a mining company. The
government has retained its Golden Share in
relation to AngloGold Ashanti’s assets and
operations in Ghana.
Prior to the business combination between
AngloGold and Ashanti, AngloGold and the
government of Ghana agreed the terms of a Stability
Agreement to govern certain aspects of the fiscal
and regulatory framework under which AngloGold
Ashanti would operate in Ghana following the
implementation of the business combination.
Payments and allowances: The Mining Law
provides that royalties are payable by the holder of a
mining lease to the State at rates of between 3% and
12% of total minerals revenue, depending on a
formula set out in mineral royalty regulations. The
formula is determined by calculating the ratio of
revenue minus operating costs, interest and capital
allowances to total revenue. A ratio of 30% or lower
will attract a royalty of 3%. For every 1% that the ratio
exceeds 30%, the amount of the royalty will increase
by 0.0225% up to a maximum of 12%. The laws of
Ghana currently provide for income tax at a rate of
25%. The Mining Law provides for an entitlement to
certain specified capital allowances and various
additional fiscal and other benefits. AngloGold
Ashanti and the government of Ghana have entered
into the Stability Agreement with respect to the
payment of royalties and taxes as detailed previously.
Under the Stability Agreement, the government of
Ghana agreed:
•
to extend the term of the mining lease relating to
the Obuasi mine until 2054 on terms existing
prior to the business combination;
•
to maintain for a period of 15 years, the royalties
payable by AngloGold Ashanti with respect to
its mining operations in Ghana at a rate of 3%
per annum of the total revenue from minerals
obtained by AngloGold Ashanti from such
mining operations;
•
to maintain the corporate tax rate for AngloGold
Ashanti and cap this rate for each of its
subsidiaries in Ghana at 30% for a period of
15 years;
•
that a sale of AngloGold Ashanti’s or any of its
subsidiaries' assets located in Ghana remain
subject to the government's approval;
•
to permit AngloGold Ashanti and any or all of its
subsidiaries in Ghana to retain up to 80% of
their exportation proceeds in foreign currencies
offshore, or if such foreign currency is held in
Ghana, to guarantee the availability of such
foreign currency; and
•
to retain its special rights (Golden Share) under
the provisions of the mining law pertaining to the
control of a mining company, in respect of the
Obuasi mine.
The government of Ghana also agreed that
AngloGold Ashanti's Ghanaian operations will not be
adversely affected by any new enactments or orders
or by changes to the level of payments of any
customs or other duties relating to mining operations,
taxes, fees and other fiscal imports or laws relating to
exchange control, transfer of capital and dividend
remittance for a period of 15 years after the
completion of the business combination. In
RIGHTS TO MINE AND TITLE TO PROPERTIES

RIGHTS TO MINE AND TITLE TO PROPERTIES

consideration of these agreements and undertakings,
AngloGold Ashanti issued to the government of
Ghana 2,658,000 ordinary shares and paid to the
government of Ghana $5 million in cash, promptly
after the implementation of the business combination.
AngloGold Ashanti also paid to the government of
Ghana, on the date of the completion of the business
combination, an additional $5 million in cash towards
the transaction costs incurred by the government of
Ghana in its role as regulator.
In 2002, the Ghanaian tax legislation was changed
so that unutilised losses and capital allowances
existing at 1 January 2001 can only be carried
forward for five years. If not used by that time they
will be lost. Losses and capital allowances incurred
after 1 January 2001 can be carried forward
without limit.
Retention of foreign earnings: Holders of mining
leases have certain limited rights to retain foreign
exchange earnings overseas and to use such
earnings for the acquisition of machinery and
equipment as well as for certain other payments,
such as debt service payments and dividends.
Where the net earnings of a holder of a mining lease
are in foreign currency, the holder is permitted to
retain not less than 25% of foreign exchange
earnings in an external bank account for acquiring
machinery and equipment, spare parts and raw
materials as well as for certain other payments, such
as dividend and debt service payments.
AngloGold Ashanti’s operations in Ghana are
permitted to retain 80% of its foreign exchange
earnings in such an account. In addition, the
company has permission from the Bank of Ghana to
retain and use, outside of Ghana, dollars required to
meet payments to the company’s hedge
counterparties which cannot be met from the cash
resources of its treasury company.
Leases: Mining leases may be applied for either by a
prospecting licence holder who has established the
existence of minerals in commercial quantities or by
others who do not hold such licences, who establish
the same to the satisfaction of the Minister of Mines.
Mining leases are normally granted for a period not
exceeding 30 years and the holder may apply to the
Minister of Mines for renewal, on such conditions as
the Minister of Mines may determine, for up to
another 30 years. This period has been extended in
terms of the Stability Agreement. They are to have a
maximum size (subject to derogation by the
President where it is considered to be in the national
interest) of 50 square kilometres for any grant and
150 square kilometres in aggregate.
A holder may apply for an enlargement of the mining
area, which, subject to the Mining Law, the Minister
of Mines may grant if satisfied that such approval is
in the national interest. The rights conferred by
mining leases include those to take all reasonable
measures on or under the surface to mine the
mineral to which the mining lease relates, to erect
necessary equipment, plant and buildings, to
prospect within the mining area and to stack or
dump mineral waste in an approved manner.
Reconnaissance and prospecting licences are
normally granted for up to 12 months and three years
respectively, subject to renewal. A detailed
programme must be submitted for the recruitment
and training of Ghanaians with a view to achieving
‘localisation’, being the replacement of expatriate
personnel by Ghanaian personnel. In addition, the
holder must give preference to Ghanaian products
and personnel, to the maximum extent possible,
consistent with safety, efficiency and economies.
Prior notification to the Minister of Mines is required
for ceasing, suspending or curtailing production.
Approval to such actions may be given, subject to
conditions determined on the advice of the Minerals
Commission.
There are also provisions relating to surrender,
suspension and cancellation of mineral rights in
certain circumstances. The Minister of Mines may
suspend or cancel a mineral right if, among other
things, the holder:
•
fails to make payments under the Mining Law
when due;
•
is in breach of any provisions of the Mining Law
or the conditions of the mineral right or the
provisions of any other enactment relating to
mines and minerals;
•
becomes insolvent or bankrupt;
•
makes a statement to the Minister of Mines in
relation to the mineral right which he knows, or
ought to have known, to be false; or
•
for any reason becomes ineligible to apply for
a mineral right under the provision of the
Mining Law.
Except as otherwise provided in a specific mining
lease, all immovable assets of the holder under the
mining lease vest in the State on termination, as
does all moveable property that is fully depreciated
for tax purposes. Moveable property that is not fully
depreciated is to be offered to the State at the
depreciated cost. The holder must exercise his
rights subject to such limitations relating to surface
rights as the Minister of Mines may prescribe.
Subject to the proper conduct of the mining

operations, the holder must affect as little as
possible the interest of any lawful occupier, whose
grazing rights are retained but who is precluded
from erecting any building without the consent of
the holder (or, if such consent is unreasonably
withheld, without the consent of the Minister).
An owner or occupier of any land subject to a mineral
right may apply to the holder of the mineral right for
compensation and the amount of the compensation
shall, subject to the approval of the Land Valuation
Board, be determined by agreement between the
parties concerned (or, if they are unable to reach
agreement, by the Minister of Mines in consultation
with the Land Valuation Board). The Land Valuation
Board has in the past increased amounts of
compensation payable to owners and occupiers.
The holder, in the exercise of his rights, is required to
have due regard to the effect of the mineral
operations on the environment and is to take such
steps as may be necessary to prevent pollution of the
environment as a result of such operations.
A range of activities and breaches of the Mining
Law, including obstructing the government from
exercising its pre-emption right and conducting
mining, prospecting or related activities other than
in accordance with the Mining Law, constitute
offences punishable by fine or imprisonment. The
maximum fine is 500,000 cedis (at the current
exchange rate, equivalent to approximately
$50) and the maximum term of imprisonment is
two years.
Mining properties: The current mining lease for
the Obuasi area was granted by the government
of Ghana on 5 March 1994. It grants mining
rights to land with an area of approximately 334
square kilometres in the Amansie East and
Adansi West districts of the Ashanti region for a
term of 30 years from the date of the
agreement. In addition, the application for a
mining lease over the adjacent 140 square
kilometres has also been granted resulting in the
total area under mining lease conditions
increasing to 474 square kilometres, the Lease
Area. The company is required to pay to the
government of Ghana rent (subject to review
every five years, when the rent may be
increased by up to 20%) at a rate of
approximately $5 per square kilometres and
such royalties as are prescribed by legislation,
including royalties on timber felled within the
Lease Area.
Bibiani had title to a 50 square kilometres mining
lease for a period of 30 years to 18 May 2027. The
terms and conditions of the lease are consistent with
similar leases granted in respect of Obuasi. With
effect from 1 October 2001, the Bibiani mining lease
was transferred to Ashanti Goldfields Company
Limited from Ashanti Goldfields (Bibiani) Limited.
Iduapriem has title to a 33 square kilometres mining
lease granted on 19 April 1989 for a period of
30 years. The terms and conditions of the lease are
consistent with similar leases granted in respect of
the Obuasi mining lease.
Teberebie has two leases, one granted in
February 1998 for a term of 30 years, and another
granted in June 1992 for a term of 26 years. The
terms and conditions of these leases are
consistent with similar leases granted in respect
of the Obuasi mining lease.
Proposed amendment to Mining Law: A Minerals
and Mining Act (the Act) has been enacted by the
parliament of Ghana. If the Act receives Presidential
Assent it will repeal and replace the Minerals and
Mining Law. For the most part the Act consolidates
with modifications to the existing law.
The key material modifications to the current regime
proposed in the Act are:
•
the right of the government to acquire a 10%
‘free-carried’ interest in a mining company is to
be amended so that, in future, it will be acquired
on terms prescribed or on terms to be agreed;
the Act does not currently prescribe any terms.
In addition, the right of the government to
acquire a further 20% interest in the rights and
obligations of the mineral operations in relation
to mineral rights is to be deleted;
•
provisions for stability agreements to be entered
into by the Minister of Mines, on behalf of the
Republic, with approval of parliament to ensure
that the holders of mining rights are not
adversely affected by changes in law for a
period of 15 years and for development
agreements to be entered into, with the
approval of Parliament between the Minister of
Mines, on behalf of the Republic, and a mining
company where the proposed investment is
greater than $500 million to deal with, in
addition to matters relating to environmental
liabilities, the exercise of discretion and
settlement of disputes;
•
compensation principles for disturbance of an
owner’s surface rights;
•
royalties are payable by the holder of a mining
lease at a rate of 4% to replace the existing
sliding scale of 3-12% for gold produced from
its mining operations; and
RIGHTS TO MINE AND TITLE TO PROPERTIES

RIGHTS TO MINE AND TITLE TO PROPERTIES

•
although the right of the government to be
issued with a special share in a mining company
still exists, the consent of the special
shareholder will only be required for the disposal
of a mining lease and/or material assets, which
are situated in Ghana.
Guinea
In Guinea, all mineral substances are the property
of the State. Mining activities are primarily
regulated by the Mining Code, 1995. The right to
undertake mining operations can only be acquired
by virtue of one of the following mining titles:
surveying permit, small-scale mining licence,
mining prospecting licence, mining licence or
mining concession.
The holders of mining titles are guaranteed the
right to dispose freely of their assets and to
organise their enterprises as they wish, the
freedom to engage and discharge staff in
accordance with the regulations in force, free
movement of their staff and their products
throughout Guinea and freedom to dispose of
their products in international markets.
The group’s Guinea subsidiary, Société Ashanti
Goldfields de Guinée SA (SAG), has title to the
Siguiri mining concession area which was granted
on 11 November 1993 for a period of 25 years.
The agreement provides for an eventual
extension/renegotiation after 23 years for such
periods as may be required to exhaust economic
Ore Reserves.
The original area granted encompassed
8,384 square kilometres which the subsidiary was
required to reduce to five or fewer single blocks of
not less than 250 square kilometres per block
totalling not more than 1,500 square kilometres
by 11 November 1996. The retrocession reduced
the Siguiri concession area to four blocks totalling
1,495 square kilometres.
SAG has the exclusive right to explore and mine
in the remaining Siguiri concession area for a
further 22-year period from 11 November 1996
under conditions detailed in a Convention de
Base predating the new Guinea Mining Code.
Key elements of the Convention de Base are:
•
the government of Guinea holds a 15% free-
carried or non-contributory interest; a royalty
of 3% based on a spot gold price of less than
$475, and 5% based on a spot gold price
above $475, as fixed on the London Gold
Bullion Market, is payable on the value of
gold exported; a local development tax of
0.4% is payable on the gross sales revenues;
salaries of expatriate employees are subject
to a 10% income tax; mining goods imported
into Guinea are exempt from all import taxes
and duties for the first two years of commercial
production; and
•
SAG is committed to adopt and progressively
implement a plan for the effective rehabilitation
of the mining areas disturbed or affected by
operations.
The Convention de Base is subject to early
termination if both parties formally and expressly
agree to do so, if all project activities are
voluntarily suspended for a continuous period of
eight months or are permanently abandoned by
our subsidiary or if SAG goes into voluntary
liquidation or is placed into liquidation by a court
of competent jurisdiction.
In addition to the export tax payable to the
government of Guinea, a royalty on production
may be payable to the International Finance
Corporation (IFC) and to Umicore SA, formerly
Union Miniere (UM). Pursuant to the option
agreement between UM and Golden Shamrock
Mines Limited (GSM), a royalty on production
may be payable to UM by Chevaning Mining
Company Limited (CMC) or GSM, which
payment obligation has been assigned to
AngloGold Ashanti (Ghana) Limited, on a sliding
scale of between 2.5% and 7.5%, based on the
spot gold price per ounce between $350 and
$475, subject to indexing from 1 January 1995,
to a cumulative maximum of $60 million. In
addition, under the terms of the restructuring
agreement with the IFC, a sliding scale royalty
on production may be payable to the IFC
calculated on the same basis but at half the rate
payable to UM, to a maximum of $7.8 million.
Mali
Mineral rights in Mali are governed by the Mining Act
and Regulations promulgated in 1991. Exploration is
carried out under permits granted by Ministerial
Decree following application to the National Director of
Geology and Mines from the Ministry of Mines, Energy
and Water conveying exclusive title to conduct
exploration. The permit is valid for a three-year period
and is renewable twice. A company applying (in an
area it selected) for such a permit must provide proof
of technical and financial capabilities.

An exploitation permit is required to mine a deposit
located within the exploration area. This permit
grants exclusive title to mine for a maximum period
of 30 years (inclusive of renewals) and is granted by
the Council of Ministers following application to the
National Director of Mines.
Both permits referred to above include a Mining
Convention (Convention d’Etablissement)
covering exploration, mining, treatment and
marketing in a comprehensive document. This
outlines the general conditions with regard to
exploration (work programme, fiscal and customs
regime) and exploitation (formation of a local
limited liability company and mining company,
state shareholdings, the fiscal and customs
regime during construction and exploitation
phases, exchange controls, marketing of the
product, accounting regime, training programmes
for local labour, protection of the environment,
reclamation, safety, hygiene and settlement of
disputes).
Application for an exploration permit is submitted
to the National Director of Mines based on various
documents, including applicant identification,
locations, receipts for payment of fixed rights and
surface fees, and articles of association, together
with a draft mining convention. An inter-ministerial
committee examines the applications and one
company is retained to do the exploration. This
company then negotiates a draft of the Mining
Convention and the Minister of Mines grants the
exploration permit by an in-house decree
published in the Malian Gazette.
Once an economically viable deposit has been
identified, an application for an exploitation permit is
submitted to the National Director of Mines. This
application must be made prior to the expiry of the
exploration permit. The application document must
contain a map and co-ordinates, a receipt for
payment of fixed rights and surface fees and a
summary of technical and financial capabilities. The
exploitation title is granted following a thorough
investigation.
AngloGold Ashanti has complied with all applicable
requirements and the relevant permits have been
issued. Morila, Sadiola and Yatela have 30-year
permits which expire in 2029, 2024 and 2030,
respectively.
Namibia
Mineral rights in Namibia vest in the State. In order to
prospect or mine, the Ministry of Mines and Energy
initially grants a prospecting licence and on
presentation of a feasibility study, a mining licence is
then granted taking into account the abilities of the
company, including mining, financial and technical
capabilities, rehabilitation programmes and payment
of royalties. The relevant licence has been granted to
AngloGold Namibia (Pty) Ltd in respect of its mining
and prospecting activities in Namibia. The current
15-year licence expires in 2018.
South Africa
The Mineral and Petroleum Resources
Development Act: In October 2002, the President
of South Africa assented to the Mineral and
Petroleum Resources Development Act (MPRDA),
which was passed by the Parliament of South Africa
in June 2002 and came into effect on 1 May 2004.
The MPRDA vests custodianship of South Africa’s
mineral rights in the State, which will issue
prospecting rights or mining rights to applicants in
the future. Details relating to the MPRDA and
the associated broad-based socio-economic
empowerment charter and related scorecard, as well
as AngloGold Ashanti’s progress in converting
existing rights in terms of the new legislation, are set
out on page 103 and 104.
Tanzania
Mineral rights in the United Republic of Tanzania are
governed by the Mining Act of 1998, and property
and control over minerals are vested in the United
Republic of Tanzania. Prospecting for the mining of
minerals, except petroleum, may only be conducted
under authority of a mineral right granted by the
Ministry of Energy and Minerals under this Act.
The three types of mineral rights most often
encountered, which are also those applicable to
AngloGold Ashanti, are:
•
prospecting licences;
•
retention licences; and
•
mining licences.
A prospecting licence grants the holder thereof the
exclusive right to prospect in the area covered by the
licence for all minerals, other than building and
gemstones, for a period of three years. Thereafter,
the licence is renewable for two further periods of two
years each. On each renewal of a prospecting licence,
50% of the area covered by the licence must be
relinquished. Before application is made for a
prospecting licence, a prospecting reconnaissance
licence for a maximum area of 5,000 square
kilometres is issued for a period of two years after
which a three-year prospecting licence is applied for. A
company applying for a prospecting licence must,
RIGHTS TO MINE AND TITLE TO PROPERTIES

RIGHTS TO MINE AND TITLE TO PROPERTIES

inter alia, state the financial and technical resources
available to it. A retention licence can also be
requested from the Minister, after the expiry of the 3-
2-2-year prospecting licence period, for reasons
ranging from funds to technical considerations.
Mining is carried out through either a mining
licence or a special mining licence, both of which
confer on the holder thereof the exclusive right to
conduct mining operations in or on the area
covered by the licence. A mining licence is
granted for a period of 10 years and is renewable
for a further period of 10 years. A special mining
licence is granted for a period of 25 years and is
renewable for a further period of 25 years. If the
holder of a prospecting licence has identified a
mineral deposit within the prospecting area which
is potentially of commercial significance, but it
cannot be developed immediately by reason of
technical constraints, adverse market conditions
or other economic factors of a temporary
character, it can apply for a retention licence
which will entitle the holder thereof to apply for a
special mining licence when it sees fit to proceed
with mining operations.
A retention licence is valid for a period of five
years and is thereafter renewable for a single
period of five years. A mineral right may be freely
assigned by the holder thereof to another person,
except for a mining licence, which must have the
approval of the Ministry to be assigned.
However, this approval requirement for the
assignment of a mining licence will not apply if the
mining licence is assigned to an affiliate company
of the holder or to a financial institution or bank as
security for any loan or guarantee in respect of
mining operations.
A holder of a mineral right may enter into a
development agreement with the Ministry to
guarantee the fiscal stability of a long-term mining
project and make special provision for the
payment of royalties, taxes, fees and other fiscal
imposts.
AngloGold Ashanti has complied with all
applicable requirements and the relevant licences
have been issued for 25 years and expire in 2024.
United States of America
Mineral rights, as well as surface rights, in the United
States are owned by private parties, state
governments and the federal government. Most land
prospective for precious metals exploration,
development and mining are owned by the federal
government and are obtained through a system of
self-initiated mining claim location pursuant to the
General Mining Law of 1872, as amended.
Individual states typically follow a lease system for
state-owned minerals. Private parties have the right
to sell, lease or enter into other agreements, such as
joint ventures, with respect to minerals that they own
or control. All mining activities, regardless of whether
they are situated on privately- or publicly-owned
lands, are regulated by a myriad of federal, state and
local laws, regulations, rules and ordinances, which
address various matters including environmental
protection, mitigation and rehabilitation.
Authorisations and permits setting forth the activities
and restrictions pertaining thereto are issued by the
responsible governmental agencies for all phases of
mining activities.
The Cripple Creek & Victor Gold Mining Company
joint venture consists almost entirely of owned
patented mining claims from public lands, with a
small percentage of private and state lands being
leased. The total area of control is approximately
7,100 acres. Patented claims vest ownership in the
holder, including the right to mine for an indefinite
tenure. All life of mine reserves are within these
property controls. The mining and rehabilitation
permits issued by the State of Colorado are life of
mine permits.

Shareholders’ information
Stock exchange listings
The primary listing of the company's ordinary shares is on the JSE Limited (JSE). Its ordinary shares are also listed on stock exchanges in London,
Paris and Ghana, as well as being quoted in Brussels in the form of International Depositary Receipts (IDRs), in New York in the form of American
Depositary Shares (ADSs), in Australia, in the form of Clearing House Electronic Subregister System Depositary Interests (CDIs) and in Ghana, in the
form of Ghanaian Depositary Shares (GhDSs).
Stock exchange information at 31 December
2005
2004
2003
2002
2001
JSE (Share code: ANG)
Rands per share:
Market price
– high 319.90 319.00
339.00             347.00              248.00
– low 187.00 192.05
191.00             200.00              104.20
– year end 314.00 199.01
313.99             290.50              211.00
Shares traded – 000 88,946 102,811
88,025           117,543              91,318
London Stock Exchange (Share code: AGD)
Pounds per share:
Market price
– high 28.25 26.45
23.68               23.26                13.90
– low 11.00 14.77
16.58                 4.20                 9.13
– year end 26.04 19.25
26.42               10.54                12.09
Shares traded – 000 259 19,769
1,187               8,643
18,862
Euronext Paris (Share code: VA)
Euros per share:
Market price
– high 42.00 37.92
41.23               37.73                25.00
– low 24.18 24.90
24.10               18.78                14.26
– year end 41.29 26.60
38.00               33.00                19.53
Shares traded – 000 855 1,552
841              1,917                 1,678
Ghana Stock Exchange (Share code: AGA)
(listing commenced 27 April 2004)
Cedis per share:
Market price
– high 300,000 300,000
–                    –                     –
– low 300,000 300,000
–                    –                     –
– year end 300,000 300,000
–                    –                     –
Shares traded – 000 – 14
–                    –                     –
Euronext Brussels (Share code: ANG)
Euros per IDR:
Market price
– high 41.30 37.78
40.50               37.50               24.90
– low 24.50 25.00
24.10               32.00               14.52
– year end 41.30 27.00
36.55               32.05               20.25
IDRs traded – 000 711 477
973               3,138               1,638
Each IDR is equal to one ordinary share
New York Stock Exchange (Share code: AU)
US dollars per ADS:
Market price
– high 49.88 48.25
49.95               35.33               22.34
– low 30.50 29.91
32.80               17.62               13.15
– year end 49.33 36.35
46.70               34.26               18.06
ADSs traded – 000 191,698 225,286
249,791            210,933           106,231
Each ADS is equal to one ordinary share
Australian Stock Exchange (Share code: AGG)
Australian dollars per CDI:
Market price
– high 13.60 12.60
13.55               12.00                 8.00
– low 7.95 8.60
8.61                7.00                 4.80
– year end 13.40 9.40
12.80               12.00                 7.55
CDIs traded – 000 13,691 875
12,788               6,758
62,576
Each CDI is equal to one-fifth of one ordinary share
Ghana Stock Exchange (Share code: AADS)
(listing commenced 27 April 2004)
Cedis per GhDS:
Market price
– high 3,006 3,006
–                     –                     –
– low 5,000 3,000
–                     –                     –
– year end 3,000 3,006
–                     –                     –
GhDSs traded – 000 20 62
–                     –                     –
Each GhDS is equal to one-hundredth of one ordinary share

SHAREHOLDERS’ INFORMATION

Major shareholders
as at 31 January 2006
According to information available to the directors, the following are the only shareholders beneficially holding, directly or indirectly, in excess of 5%
of the ordinary share capital of the company:
Ordinary shares held
31 January 2006
31 December 2005
31 December 2004
Number                           %
Number                          %
Number                           %
Anglo American plc
134,788,099
50.85
134,788,099
50.88
134,788,099
50.97
The Bank of New York*
48,093,545
18.15
48,702,313
18.38
45,217,297
17.10
*
Shares held through various custodians in respect of ADSs issued by the Bank.
Voting rights
The articles of association provide that every member present at a meeting in person or, in the case of a body corporate, represented, is entitled to one vote only on a show of hands. Upon a poll, members present or any duly appointed proxy shall have one vote for every share held. There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy.
Options granted in terms of share incentive schemes do not carry a right to vote.
Top 20 shareholders
The 20 largest holders of the ordinary share capital of the company as at 31 December 2005 were:
Ordinary shares held
Top 20 shareholders as at 31 December 2005 Number %
Anglo American plc (Main Holdings and other related funds)
134,870,452
50.91
The Bank of New York Unrestricted Depositary Receipts
28,995,315
10.94
JP Morgan Chase (Custodian)
19,955,802
7.53
The Bank of New York (Custodian)
10,626,132
4.01
ANZ Nominees Limited
10,551,988
3.98
Government of Ghana
9,031,650
3.41
Public Investment Corporation
4,037,544
1.52
Soges Fiducem SA
3,310,406
1.25
State Street Bank & Trust Co (Custodian)
2,768,373
1.04
Sanlam Group
2,497,485
0.94
National Nominees Limited
2,219,532
0.84
Investors Bank & Trust Company (Custodian)
1,743,516
0.66
Citibank (Custodian)
1,608,888
0.61
Liberty Group
1,461,363
0.55
Euroclear SA
1,281,670
0.48
Mines Pension Fund
1,108,168
0.42
Old Mutual Group
1,002,806
0.38
SIS SegaInterSettle AG (Custodian)
911,651
0.34
Mellon Bank (Custodian)
904,171
0.34
Fideuram Bank
888,975
0.34
The above list of shareholders may not necessarily reflect the beneficial shareholders.

SHAREHOLDERS’ INFORMATION

Analysis of ordinary shareholdings at 31 December 2005
Number of % of total Number of % of shares
Size of shareholding shareholders shareholders shares issued
1 – 100                                                                                                    8,411
47.38
437,574
0.17
101 – 500                                                                                                    6,487
36.54
1,521,490
0.57
501 – 1,000                                                                                                 1,265
7.13
926,172
0.35
1,001 – 5,000                                                                                                 1,026
5.78
2,169,800
0.82
5,001 – 10,000                                                                                                  180
1.01
1,294,546
0.49
10,001 – 100,000                                                                                                295
1.66
9,079,074
3.43
Over 100,000
87
0.49
249,509,777
94.18
Total
17,751
100.00
264,938,432
100.00
Shareholder spread
as at 31 December 2005
Pursuant to the Listings Requirements of the JSE, with the best knowledge of the directors and after reasonable enquiry, the spread of shareholders was as follows:
Class Number of shares % of shares issued Number of holders %
Ordinary shares
Non-public shareholders:
Directors
56,642
0.02
9
0.05
Anglo American plc
134,788,099
50.88
1
0.01
Government of Ghana
9,031,650
3.41
1
0.01
Public shareholders
121,062,041
45.69
17,740
99.93
Total
264,938,432                          100.00
17,751
100.00
A
redeemable preference shares
}
All shares are held by a wholly-owned subsidiary company
B
redeemable preference shares

SHAREHOLDERS’ INFORMATION

Shareholders’ diary
Financial year-end
31 December 2005
Annual financial statements
posting on or about
15 March 2006
Annual general meeting
11:00 SA time
5 May 2006
Quarterly reports
Released on or about
– Quarter ended 31 March 2006
5 May 2006
– Quarter ended 30 June 2006
27 July 2006
– Quarter ended 30 September 2006
30 October 2006
– Quarter ended 31 December 2006
8 February 2007
Dividends
Last date
to trade
Date ordinary Payment Payment Payment
dividend shares date to date to date to
Dividend number declared cum dividend shareholders ADS holders GhDS holders
Final – number 99
9 February 2006
23 February 2006
10 March 2006
20 March 2006*
13 March 2006
Interim – number 100
26 July 2006*
11 August 2006*
25 August 2006*
5 September 2006*
28 August 2006*
Final – number 101
7 February 2007*    23 February 2007*
9 March 2007*
19 March 2007*
12 March 2007*
* Approximate dates.
The dividend policy is detailed in the Directors’ report.
Currency conversion guide
at 31 December
One rand was equal to:
2005
2004
Australian dollar
0.21
0.23
British pound
0.09
0.09
Euro
0.13
0.13
Ghanaian cedi
1,434.80
1,577.98
Japanese yen
18.35
18.10
Swiss franc
0.20
0.20
US dollar
0.15
0.18

Administrative information

AngloGold Ashanti Limited
Registration No. 1944/017354/06
Incorporated in the Republic of
South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
LSE: AGD
NYSE: AU
ASX:
AGG
GSE (Shares): AGA
GSE (GhDS): AADA
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor: UBS
Auditors: Ernst & Young
Offices
Registered and Corporate
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
Directors
Executive
R M Godsell (Chief Executive Officer)
R Carvalho Silva §
N F Nicolau
S Venkatakrishnan *
K H Williams
Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman #
R E Bannerman ‡
Mrs E le R Bradley
C B Brayshaw
Dr S E Jonah KBE ‡
R Médori † (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver *)
S R Thompson *
A J Trahar
P L Zim (Alternate: D D Barber)
* British
# American
‡ Ghanaian
† French
§ Brazilian
Officers
Managing Secretary:
Ms Y Z Simelane
Company Secretary: C R Bull
Contacts
South Africa
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com
Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
mclements@AngloGoldAshanti.com
Clement Mamathuba
Telephone: +27 11 637 6223
Fax: +27 11 637 6400
E-mail:
cmamathuba@AngloGoldAshanti.com
United States of America
Andrea Maxey
Telephone: (800) 417 9255 (toll free in
USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: amaxey@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Share Registrars
South Africa
Computershare Investor Services 2004
(Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 724 (in SA)
Fax: +27 11 688 5222
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119
Australia
Computershare Investor Services
Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited *
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975
* GhDS registrars
ADR Depositary
The Bank of New York (BoNY)
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free in
USA) or +9 610 382 7836 outside USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
AngloGold Ashanti.
Telephone: +1-888-BNY-ADRS
The Annual Report 2005 is available in printed or CD format from the contacts whose details appear above or on the Internet at the above website address. In addition, AngloGold Ashanti must by no later than 30 June 2006 produce a Form 20-F
(a report required by the Securities and Exchange Commission in the United States), copies of which will be available free of charge on EDGAR at www.sec.gov, or from the contacts detailed above.
Supplementary information on Mineral Resources, Ore Reserves and development, prepared on a business unit basis, is obtainable from the above sources as well as in PDF format on the AngloGold Ashanti website. Plans of the South Africa region underground workings are also available on request.

www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date:
MARCH 15, 2006
By: /s/ C R BULL
_
Name: C R Bull
Title:    Company Secretary